IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Sound Federal Bancorp
(Exact Name of Registrant as Specified in Charter)

0001064236
(Registrant's CIK Number)

Exhibit 99.2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-99767
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Mamaroneck, State of New York, on September 18, 2002.

SOUND FEDERAL BANCORP

By: Richard P. McStravick

Richard P. McStravick
President and Chief Executive Officer

F:\clients\1112\2nd Step\Form SE.doc

Sound Federal Bancorp

Second Step Conversion Valuation Appraisal

Date Issued: September 13, 2002

Date of Market Prices: September 10, 2002

Table of Contents
Sound Federal Bancorp
Mamaroneck, New York

List of Figures
Sound Federal Bancorp
Mamaroneck, New York

List of Exhibits
Sound Federal Bancorp
Mamaroneck, New York

Introduction

This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") in connection with the conversion and reorganization of Sound Federal Bancorp (the "Bank") from the two-tier mutual holding company structure to the stock holding company structure (the "Conversion"). The Bank is currently a wholly owned subsidiary of Sound Federal Bancorp, a federal corporation (the "Mid-Tier"), which is the wholly owned subsidiary of Sound Federal Bancorp MHC (the "MHC"), both of which will be merged out of existence, and the Bank will become a wholly owned subsidiary of the Sound Federal Bancorp, Inc (the "Company"). The Bank is headquartered in Mamaroneck, New York and on June 30, 2002 had $651.5 million in assets, $544.6 million in deposits and $63.8 million in stockholders' equity. The Bank is a federally chartered savings association whose principal regulator is the Office of Thrift Supervision ("OTS"). All of the Bank's deposit accounts, up to the regulatory limits, are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). As of June 30, 2002, the Bank maintained nine branch offices located in New York and Connecticut. In July 2002, Sound opened a tenth branch in Somers, NY.

This appraisal has been prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Banks Converting from Mutual to Stock Form of Organization" of the OTS which have been adopted in practice by the FDIC, including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the unaudited financial statements of the Bank's and the Mid-Tier's (hereinafter, collectively referred to as the "Bank") operations for the nine month period ended June 30, 2000 and the Bank's audited financial statements for the twelve month period ended September 30, 1999. We have conducted due diligence analysis of the Bank and the Company and held due diligence related discussions with the Bank's management and board, KPMG LLP (the Bank's independent audit firm), Luse Gorman Pomerenk & Schick, P.C. (the Bank's special counsel), Keefe, Bruyette & Woods, Inc. (the Bank's marketing advisor). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

The Company is offering a minimum of 5,000,890 shares and a maximum of 6,765,910 shares of common stock (the "Conversion Stock") at $10.00 per share to persons with priority subscription rights in a subscription offering and to other members of the public in a community offering (the "Offerings"). These shares represent the MHC's ownership interest in the Mid-Tier Holding Company based on an independent appraisal, which may be increased by up to 15% without resolicitation. At the supermaximum, the company would offer 7,780,737 shares. The table below sets forth information regarding the sale of Conversion Stock in the Offerings.

The Company will issue a minimum of 3,499,110 shares, a maximum of 4,734,090 shares and a supermaximum of 5,444,263 shares of common stock (the "Exchange Shares") to the shareholders of the Mid-Tier Holding Company (other than the MHC) in exchange for their Mid-Tier Holding Company common stock (the "Exchange"). The Company will not pay or receive any cash in the Exchange, except that cash will be paid in lieu of fractional shares. The number of Exchange Shares to be issued is dependent upon the amount of Conversion Stock sold, with an exchange ratio designed to provide the Mid-Tier Holding Company's shareholders (other than the MHC) with approximately the same percentage ownership interest in the Company that they have in the Mid-Tier holding Company.

The sum of the Conversion Stock and the Exchange Shares represent the total amount of Common Stock to be issued in the Conversion, which sum is a minimum of 8,500,123 shares and a maximum of 11,500,000 shares. If the independent appraisal were increased by 15%, the adjusted maximum amount of Conversion Stock, Exchange Shares and total shares would be increased to 7,780,737 shares and 5,444,263 shares 13,225,000 shares, respectively.

The Mid-Tier Holding Company common stock is currently quoted on the NASDAQ Stock Market under the symbol "SFFS." The Company has applied to the NASDAQ Stock Market under the same symbol upon completion of the Conversion.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Reorganization on the Bank, operation and expected financial performance as they related to the Bank's estimated pro forma value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the Conversion and Reorganization. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Conversion and Reorganization will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures, and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of June 30, 2002, Sound Federal Bancorp had $651.5 million in total assets, $544.6 million in deposits, $437.4 million in net loans and $63.8 million in equity.

The following table shows the Bank's branch network as of August 31, 2002.

FIGURE 1 - CURRENT BRANCH LIST

Location	Address	Owned/Leased
Main Office	300 Mamaroneck Ave.	Owned
Harrison	389 Halstead Ave.	Owned
Rye Brook	115 South Ridge St.	Owned
New City	180 South Main St.	Leased
Cos Cob	East Putnam Ave.	Leased
Peekskill	1019 Park St.	Owned
Yorktown Heights	1961 Commerce St.	Leased
Mohegan Lake	Cortland Town Ctr.	Leased
Baldwin Place	3 Somers Commons	Leased
New Rochelle	88 Fourth St.	Leased

HISTORY

A brief historical chronology of the Bank follows:

1891 – Mamaroneck Co-operative Savings and Loan Association was incorporated on January 2nd.

1895 – The Association moved to 111 Mamaroneck Avenue.

1910 – The Association moved to 54 West Boston Post Road.

1926 – The Association moved to 60 West Boston Post Road.

1930 – The Association moved to 236 Mamaroneck Avenue.

1935 – Mamaroneck Co-operative Savings and Loan Association was converted to a Federal Association under the name Mamaroneck Federal Savings and Loan Association.

1939 – The Association moved to its new headquarters located at 142 Mamaroneck Avenue.

1952 – The Association took title to 300 Mamaroneck Avenue which was raised for the construction of a new building.

1954 – A grand opening was held on November 20th, establishing the association's current headquarters.

1961 – The Association opened its second branch on April 1st, at the corner of Oakland Avenue and Halstead Avenue in Harrison, New York.

1969 – The Yorktown branch was opened.

1970 – A special meeting of members was held to amend section 3 of the Bank's charter, converting the Association from a share institution to a deposit institution.

1972 – The grand opening for the Bank's Rye Brook branch, 115 South Ridge Street was held on December 9th.

1978 – At a special meeting, held October 13th, the members approved a change in the name of the Association to Sound Federal Savings and Loan Association.

1979 – A parcel of land adjacent to 300 Mamaroneck Avenue was purchased for the construction for a drive-up window that opened on January 12, 1980.

1998 – The Cos Cob branch was opened in September.

The New City branch was opened in December.

The Bank issued an initial public offering on October 8th.

2000 – Peekskill Financial Corporation was acquired.

2001 – The New Rochelle branch was opened on December 5th.

2002 – The Somers office in Baldwin Place, NY was opened in July.

STRATEGIC DIRECTION

Sound Federal Bancorp is a federal corporation that was organized in October 1998. Sound Federal Bancorp's principal asset is its investment in Sound Federal Savings. Sound Federal Bancorp is majority owned by Sound Federal, MHC, a federally-chartered mutual holding company. On October 8, 1998, Sound Federal Bancorp sold 2,299,508 shares of its common stock to the public, issued 2,810,510 shares of common stock to Sound Federal, MHC, and contributed 102,200 shares of common stock to the Sound Federal Savings and Loan Association Charitable Foundation. As of June 30, 2002, 1,967,782 shares of common stock were held by public stockholders other than Sound Federal, MHC. At June 30, 2002, Sound Federal Bancorp had total consolidated assets of $651.5 million, total deposits of $544.6 million, and total stockholders' equity of $63.8 million.

Sound Federal Savings is a federally chartered savings association headquartered in Mamaroneck, New York. Sound Federal Savings' deposits are insured by the Federal Deposit Insurance Corporation. Sound Federal Savings was organized as a New York chartered savings bank in 1891 and became a federally chartered savings association in 1934. In July 2000, Sound Federal Bancorp and Sound Federal Savings completed the acquisition of Peekskill Financial Corporation and its wholly owned subsidiary, First Federal Savings Bank. At June 30, 2002, Sound Federal Savings operated from nine locations in New York and Connecticut. In July 2002, the Bank opened its tenth branch location in Somers, New York.

BUSINESS STRATEGY

The Bank's business strategy is designed to continue its profitable operations consistent with safety and soundness guidelines and principles. The strategies Sound Federal Savings employ to achieve its objective are (i) operating a community-oriented financial institution that provides quality service by monitoring the needs of its customers and offering customers personalized services; (ii) emphasizing one-to-four family residential real estate lending; (iii) maintaining appropriate levels of liquid investments and adjustable-rate securities; (iv) maintaining asset quality; and (v) expanding its market presence.

Community Oriented Institution. The Bank was established in Mamaroneck, New York in 1891 and has been operating continuously since that time. The Bank has been, and continues to be, committed to meeting the financial needs of the communities in which it operates and the Bank is dedicated to providing quality service to its customers. The Bank believes that it can be more effective than many of its competitors in serving their communities because of their ability to promptly and effectively provide senior management responses to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of senior management.

Emphasis on Residential Real Estate Lending. The Bank has emphasized the origination of one-to-four family residential loans within Westchester and Rockland Counties in New York and Fairfield County in Connecticut. As of June 30, 2002, approximately $351.5 million, or 80.2% of its loan portfolio consisted of one-to-four family mortgage loans. The Bank has historically emphasized the origination of fixed-rate residential mortgage loans, although beginning in fiscal 2002 the Bank has attempted to increase its origination of adjustable-rate mortgage loans. Of the $219.9 million loans originated in fiscal 2002, $161.2 million had fixed rates of interest.

Maintaining Appropriate Levels of Liquid Investments and Adjustable-Rate Securities. Because the Bank has historically emphasized the origination of fixed rate residential mortgage loans, it has sought to manage its interest rate risk by maintaining other assets in liquid investments and adjustable rate securities. In order to be better positioned to redeploy assets profitably in a rising interest rate environment, management has determined to invest a significant portion of its assets in liquid investments. At June 30, 2002, its securities portfolio totaled $143.8 million, or 22.1% of total assets, all of which are classified as available for sale. The Bank maintains a portion of its assets in U.S. Government and agency securities and other interest-earning assets, consisting of federal funds sold and other overnight deposits. At June 30, 2002, U.S. Government and agency securities due in five years or less totaled $11.2 million, and total cash and cash equivalents (consisting of federal funds sold, overnight deposits and cash and due from banks) totaled $42.0 million, or 6.5% of its assets. In addition, $75.8 million, or 74.6%, of its mortgage-backed securities portfolio had adjustable rates of interest.

Maintaining Asset Quality. The Bank's high asset quality is a result of its conservative underwriting standards, the diligence of its loan collection personnel and the stability of the local economy. In addition, the Bank also invests in mortgage-backed securities issued by Ginnie Mae, Freddie Mac and Fannie Mae and other investment securities, primarily U.S. Government securities and federal agency obligations. The Bank's ratio of nonperforming assets to total assets was 0.15%, 0.14% and 0.20% at June 30, 2002, March 31, 2002 and March 31, 2001, respectively.

Expanding the Bank's Market Presence. Since the Bank's mutual holding company reorganization in 1998 it has sought to expand its presence in its market area and the contiguous areas. At the time of its mutual holding company reorganization, it operated from its main office in Mamaroneck and two branches, all of which were located in Southern Westchester County. A principal component of the Bank's branch expansion has been to identify attractive locations for opening new branches that either complement its existing operations or provide access to new customers within its market area. Since the reorganization, the Bank has expanded its branch network through the acquisition of Peekskill Financial Corporation and its wholly-owned subsidiary, First Federal Savings Bank, and a controlled strategy of opening new branches. The Bank's acquisition of Peekskill Financial Corporation added three branches in Northern Westchester County.

The Bank has opened new branch offices in Westchester and Rockland Counties, New York and in Fairfield County, Connecticut. As a consequence of its efforts, the Bank has grown to ten branch locations as of July 2002, and has expanded its market area to include Rockland and Fairfield Counties. The Bank intends to continue to expand its branch franchise in a prudent and disciplined manner. The Bank expects to open one branch per year over the next five years. However, it has no existing commitments to use any of the net proceeds from this offering for branch expansion.

COMPETITION

Sound Federal Savings has significant competition in originating loans from savings and loan associations, savings banks, mortgage banking companies, insurance companies and commercial banks, many of which have greater financial and marketing resources than Sound Federal Savings. Sound Federal Savings also faces significant competition in attracting deposits from savings and loan associations, savings banks, commercial banks and credit unions. Sound Federal Savings faces additional competition for deposits from common stock mutual funds, money market funds and other corporate and government securities funds, and from other financial service providers such as brokerage firms and insurance companies.

Sound Federal Savings attracts and retains deposits by offering personalized service, convenient office locations and competitive interest rates. Loan originations are obtained primarily through (i) direct contacts by employees with individuals, businesses and attorneys in Sound Federal Savings' community, (ii) mortgage brokers, (iii) personalized service that Sound Federal Savings provides borrowers and (iv) competitive pricing. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels, and other factors that management cannot readily predict.

As of June 30, 2001, the latest date for which deposit market share information is available, Sound Federal Savings had deposits of $426.3 million in Westchester County. These deposits represented 2.1% of all bank and thrift deposits in Westchester County as of that date, making Sound Federal Savings the ninth largest financial institution out of 30 financial institutions in terms of deposits in that county. As of June 30, 2001, the Bank had deposits of $17.0 million in Rockland County, representing 0.3% of all bank and thrift deposits in Rockland County as of that date, making us the 30th largest financial institution out of 30 financial institutions in terms of deposits in that county. As of June 30, 2001, the Bank had deposits of $39.1 million in Fairfield County. These deposits represented 0.2% of all bank and thrift deposits in Fairfield County as of that date, making us the 23rd largest financial institution out of 30 financial institutions in terms of deposits in that county.

BALANCE SHEET TRENDS

From March 31, 1998 to June 30, 2002, the Bank's balance sheet has increased from $254.7 million to $651.5 million, or $396.8 million. Equity has also increased 100.06% from $31.9 million at March 31, 1998 to $63.8 million at June 30, 2002. The equity to assets ratio is currently 9.80%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART



$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Asset ($ in thousands)
$254,749
$295,311
$332,344
$552,934
$623,985
$549,040
$651,465
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Equity ($ in thousands)
Assets
Equity
1998
1999
2000
2001
2002
Q2-2001
Q2-2002

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank along with selected ratios at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At June 30, 2002	At June 30, 2001	At Year Ended March 31, 2002	2001	2000	1999	1998
Selected Financial Condition Data:	in thousands		in thousands				
Assets	$ 651,465	$ 549,040	$ 623,985	$ 552,934	$ 332,344	$ 295,311	$ 254,749
Loans recievable, net	437,419	320,730	418,368	293,807	180,932	143,536	128,558
Mortgage Backed Securities							
Available for Sale	101,615	137,206	104,134	115,931	24,980	16,531	-
Held to Maturity	-	-	-	25,177	32,210	41,739	53,421
Other Securities							
Available for Sale	42,227	43,047	46,097	41,595	37,385	22,871	2,994
Held to Maturity	-	-	-	3,038	3,448	3,851	11,447
Deposits	544,626	471,167	519,905	473,546	275,772	237,279	219,913
Equity	63,820	57,424	61,015	56,929	52,689	54,984	31,901

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Selected Ratios and Other Data:	At June 30,	At June 30,	At Year Ended March 31,				
	2002	2001	2002	2001	2000	1999	1998
Performance Ratios:							
Return on average assets	1.36%	0.86%	1.01%	0.56%	0.77%	0.70%	1.16%
Return on average equity	14.03%	8.73%	9.85%	4.89%	4.48%	4.53%	9.47%
Average interest rate spread	4.02%	2.90%	3.31%	2.96%	2.99%	3.01%	3.29%
Net interest margin	4.19%	3.13%	3.51%	3.26%	3.55%	3.51%	3.69%
Efficency ratio	44.04%	59.04%	52.72%	64.80%	62.19%	51.65%	43.66%
Dividend Payout Ratio	15.22%	28.00%	22.58%	50.00%	58.33%	-	-
Per Common Share Data:							
Basic earnings per share	0.46%	0.25%	1.24%	0.56%	0.48%	0.10%	-
Diluted earnings per share	0.46%	0.25%	1.23%	0.56%	0.48%	0.10%	-
Diluted earnings per share before goodwill amortization	0.46%	0.25%	1.23%	0.72%	0.48%	0.10%	-
Book value per share	13.36%	12.05%	12.78%	11.83%	10.53%	10.55%	-
Tangible book value per share	10.43%	9.12%	9.85%	8.93%	10.53%	10.55%	-
Dividends per share	0.07%	0.07%	0.28%	0.28%	0.28%	-	-
Capital Ratios:							
Equity to total assets (consolidated)	9.80%	10.46%	9.78%	10.30%	15.85%	18.62%	12.52%
Tier 1 leverage capital (Bank only)	6.63%	6.65%	6.54%	6.35%	13.72%	14.76%	12.52%
Asset Quality Data:							
Total non-performing loans (000's)	952	1,126	755	933	969	1,091	1,958
Total non-performing assets (000's)	952	1,245	869	1,130	1,024	1,379	2,087
Asset Quality Ratios:							
Nonperforming loans to total loans, net	0.22%	0.35%	0.18%	0.31%	0.53%	0.75%	1.50%
Nonperforming assets to total assets	0.15%	0.23%	0.14%	0.20%	0.31%	0.47%	0.82%
Allowance for loan losses to total loans	0.52%	0.64%	0.53%	0.69%	0.65%	0.75%	0.75%
Allowance for loan losses to non-performing loans	241.18%	184.01%	294.20%	219.40%	122.60%	100.27%	50.26%
Net chargeoffs to average loans outstanding	0.00%	0.00%	0.00%	0.05%	0.00%	0.12%	0.01%
Other Data:							
Number of full service offices	9	8	9	8	5	5	3

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $308.9 million or 240.25% from March 31, 1998 to June 30, 2002. The Bank's net loan to asset ratio was 67.14% at June 30, 2002.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Loans receivable, net
$ in thousands
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
$128,558
$143,536
$180,932
$293,807
$418,368
$320,730
$437,419
1998
1999
2000
2001
2002
Q2-2001
Q2-2002
Loans receivable, net
Net loans to assets

Source: Offering Prospectus

The majority of the Bank's loan portfolio is composed of residential 1-4 family loans. However, the Bank does offer an array of other loan products.

FIGURE 6 - LOAN MIX AS OF JUNE 30, 2002 CHART


Home equity lines of credit 10.46%
One to four family mortgage 80.27%
Multi family loans 1.48%
Commercial loans 6.79%
Construction loans 0.44%
Consumer loans 0.55%

Source: Offering Prospectus

Since March 31, 1998, the Bank's loan mix has begun to decrease the dependence on 1-4 family residential mortgage loans. Commercial real estate loans grew from 2.9% of the portfolio to 6.8%. Home equity lines of credit grew from 10.1% of the portfolio to 10.5% of the portfolio, while multifamily loans have increased from 0.3% to 1.5% of the portfolio.

FIGURE 7 - LOAN MIX

	At June 30, 2002		At March 31, 2002		2001		2000		1999		1998	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(In Thousands)											
Fixed Rate:												
Mortgage Loans:												
One to four family motgage	$ 282,242	64.4%	272,203	64.8%	$ 215,202	72.9%	$ 135,912	74.7%	$ 116,113	80.3%	$ 103,887	80.0%
Home equity lines of credit	45,710	10.4%	47,724	11.4%	46,908	15.9%	23,940	13.2%	15,590	10.8%	12,094	9.3%
Multi family loans	6,471	1.5%	8,347	2.0%	3,959	1.3%	4,621	2.5%	396	0.3%	412	0.3%
Commercial loans	28,504	6.5%	23,296	5.5%	16,771	5.7%	10,740	5.9%	5,930	4.1%	3,811	2.9%
Construction loans	1,944	0.4%	3,733	0.9%	3,659	1.2%	2,922	1.6%	1,821	1.3%	1,227	0.9%
Total mortgage loans	364,871	83.2%	355,303	84.6%	286,499	97.0%	178,135	97.9%	139,850	96.7%	121,431	93.5%
Consumer loans	2,432	0.6%	1,469	0.3%	1,900	0.6%	820	0.5%	1,004	0.7%	2,027	1.6%
Total fixed rate	367,303	83.8%	356,772	85.0%	288,399	97.7%	178,955	98.4%	140,854	97.4%	123,458	95.1%
Adjustable rate motgage loans:												
One to four family motgage	69,696	15.9%	62,480	14.9%	6,415	2.2%	2,463	1.4%	2,902	2.0%	5,320	4.1%
Home equity lines of credit	157	0.0%	165	0.0%	407	0.1%	397	0.2%	851	0.6%	1,044	0.8%
Commercial loans	1,260	0.3%	405	0.1%	-	0.0%	55	0.0%	-	0.0%	-	0.0%
Total adjustable rate loans	71,113	16.2%	63,050	15.0%	6,822	2.3%	2,915	1.6%	3,753	2.6%	6,364	4.9%
												0.0%
Total Loans	438,416	100.0%	419,822	100.0%	295,221	100.0%	181,870	100.0%	144,607	100.0%	129,822	100.0%
Allowance for loan losses	(2,296)		-2,221		(2,047)		(1,188)		(1,094)		(984)	
Deferred loan fees and costs, net	1,299		767		633		250		23		(280)	
Total loans, net	437,419		418,368		293,807		180,932		143,536		128,558	

Source: Offering Prospectus

SECURITIES

The Bank's security portfolio has increased from $98.0 million at March 31, 2000, to $143.8 million at June 30, 2002. The portfolio mix has shifted toward MBS.

FIGURE 8 - SECURITIES CHART



200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
$ in thousands
Mortgage-Backed Securities
Investment Securities
$57,190
40,833
$141,108
$44,633
$104,134
$46,097
$101,615
$42,227
2000
2001
2002
Q2-2002

Note: Securities classified as available-for-sale are shown at fair value while securities held to maturity are shown at amortized cost.

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The Bank has changed its securities portfolio to include only securities available for sale as of March 31, 2002. U.S. government agency securities have declined, while the total securities portfolio grew.

FIGURE 9 - INVESTMENT MIX

	At March 31,							
	2000		2001		2002		At June 30, 2002	
	Ammortized Cost	Fair Value	Ammortized Cost	Fair Value	Ammortized Cost	Fair Value	Ammortized Cost	Fair Value
			(In Thousands)					
Securities held to maturity								
Mortgage-backed pass-through securities								
Adjustable Rate:								
Ginnie Mae	27,772	27,171	21,613	21,682	-	-	-	-
Fannie Mae	3,827	3,711	3,114	3,127	-	-	-	-
Fixed Rate:								
Ginnie Mae	571	570	429	452	-	-	-	-
Fannie Mae	40	38	21	21	-	-	-	-
Total mortgage-backed securities	32,210	31,490	25,177	25,282	-	-	-	-
Federal agency obligations	3,448	3,309	3,038	3,035	-	-	-	-
Total securities held to maturity	35,658	34,799	28,215	28,317	-	-	-	-
Securities available for sale								
Mortgage-backed securities:								
Adjustable rate:								
Mortgage pass-through securities:								
Ginnie Mae	10,493	10,370	37,294	38,032	45,867	46,496	46,194	47,120
Fannie Mae	5,515	5,500	12,008	12,196	17,154	17,285	18,808	19,026
Freddie Mac	4,202	4,120	7,035	7,188	10,789	10,892	9,458	9,652
Collateralized mortgage obligations	0	0	1,518	1,526	0	0	0	0
Fixed rate:								
Mortgage pass-through securities:								
Ginnie Mae	916	865	1,384	1,413	1,246	1,298	1,106	1,166
Fannie Mae	1,621	1,545	5,667	5,992	3,518	3,731	3,283	3,541
Freddie Mac	2,738	2,580	18,848	19,536	9,824	10,173	8,458	8,862
Collateralized mortgage obligations	0	0	28,316	30,048	13,238	14,259	11,355	12,248
Total mortgage-backed securities	25,485	24,980	112,070	115,931	101,636	104,134	98,662	101,615
U.S. government agency securities	35,891	34,417	32,804	32,649	29,788	29,229	23,349	23,246
Mutual Fund investments	3,000	2,968	8,000	7,996	16,000	15,946	18,000	18,024
Municipal securities	0	0	840	950	845	922	846	957
Total securities available for sale	64,376	62,365	153,714	157,526	148,269	150,231	140,857	143,842
Other Earning Assets:								
Federal funds sold	25,000		35,000		3,000		3,000	
Other overnight deposits	10,075		2,491		16,847		32,370	
FHLB stock	$ 2,195		$ 3,745		$ 4,141		4,141	
Total	101,646		194,950		172,257		180,368	

Source: Offering Prospectus

ASSET QUALITY

The Bank's nonperforming loans decreased each year, both on a dollar basis and on a percentage of assets basis, between March 31, 1998 and March 31, 2002. As shown in the figure below, the Bank has resolved most of its nonperforming assets. However, a slight increase in nonperforming loans is seen in the quarter ended June 30, 2002. As a percentage of assets, nonperforming assets decreased from 0.82% at March 31, 1998, to 0.14%, at March 31, 2002.

FIGURE 10 - NON-PERFORMING ASSETS CHART


$2,500
$2,000
$1,500
$1,000
$500
$0
NPLs and other NPAs
$ in thousands
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
NPAs to Pd End Assets
Nonperforming Loans
NPAs to Total Assets
0.82%
0.47%
0.31%
0.20%
0.14%
0.15%
$1,958
$1,091
$969
$933
$755
$952
1998
1999
2000
2001
2002
Q2-2002

Source: Offering Prospectus

The Bank's nonperforming loan to loans ratio was 0.22% at June 30, 2002. Additionally, nonperforming assets as a percentage of total assets was 0.15% at the same date.

FIGURE 11 - NON-PERFORMING ASSETS

	At Q2-2002 ($ in thousands)
Non-performing loans	$952
Real estate owned and other NPA	-
Total non-performing assets	$952
Non-performing loans as a percentage of loans	0.22%
Non-performing assets as a percentage of assets	0.15%

Source: Offering Prospectus

The Bank's allowance for loan and lease losses has increased from $984 thousand at March 31, 1998, to $2.3 million at June 30, 2002. The ALLL to net loans receivable ratio decreased from 0.75% at March 31, 1998 to 0.52% at June 30, 2002.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$2,500
$2,000
$1,500
$1,000
$500
$0
ALLL
$ in thousands
$984
$1,094
$1,188
$2,047
$2,221
$2,072
$2,296
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ALLL to Loans
ALLL
ALLL to Total Loans
1998
1999
2000
2001
2002
Q2-2001
Q2-2002

Source: Offering Prospectus

FUNDING COMPOSITION

Overall, deposits have increased from $275.8 million at March 31, 2000 to $544.6 million at June 30, 2002, or 97.49%. The Bank has increased borrowings to $35.1 million, which equals 5.39% of total assets.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
Total Deposits
Borrowed Funds
2000
2001
2002
Q2-2001
Q2-2002

Source: Offering Prospectus

The Bank's deposit mix is presented below. Time deposits comprised 56.23% of the deposit mix at June 30, 2002. The mix has remained fairly stable since June 30, 2000.

FIGURE 14 - DEPOSIT MIX

	At June 30,			For the Fiscal Year Ended March 31,								
	2002			2002			2001			2000		
	Average Balance	Percent of Total	Average Rate Paid	Average Balance	Percent of Total	Average Rate Paid	Average Balance	Percent of Total	Average Rate Paid	Average Balance	Percent of Total	Average Rate Paid
	(000)'s			(000)'s			(000)'s			(000)'s		
Passbook and club accounts	$ 123,397	21.36%	1.00%	$ 109,469	21.55%	1.47%	$ 94,032	22.48%	2.57%	$ 60,144	23.40%	2.07%
Money market accounts	41,560	7.20%	1.34%	36,126	7.11%	1.87%	26,849	6.42%	2.35%	18,929	7.37%	2.69%
NOW accounts	48,514	8.40%	0.75%	38,954	7.67%	0.92%	32,658	7.81%	1.44%	24,232	9.43%	1.53%
Certificates of deposit	324,773	56.23%	3.15%	302,786	59.60%	4.87%	249,145	59.57%	5.81%	151,511	58.96%	5.08%
Borrowings	34,967	6.05%	4.18%	16,348	3.22%	6.51%	12,030	2.88%	7.71%	86	0.03%	9.30%
Mortgage escrow funds	4,402	0.76%	2.00%	4,314	0.85%	1.64%	3,508	0.84%	2.08%	2,069	0.81%	1.89%
Total deposits	$ 577,613	100.00%		$ 507,997	100.00%		$ 418,222	100.00%		$ 256,971	100.00%	

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart illustrates the Bank's net portfolio value ("NPV") ratio at June 30, 2002, as calculated by the OTS. At +300 basis points the Bank's net portfolio value falls $33.0 million. Furthermore, the Bank's sensitivity measure at +200 basis points is greater than 2,500 basis points. The capital infusion should improve the Bank's interest rate risk position.

FIGURE 15 - NET PORTFOLIO VALUE

As of June 30, 2002
$ in Thousands

Changes in Interest Rates (bps.)	Net Portfolio Value $ Amount	$ Change	% Change
300	$43,942	(33,028)	-42.9%
200	55,627	(21,343)	-27.7%
100	67,353	(9,617)	-12.5%
0	76,970	-	0.0%
-100	80,038	3,068	4.0%
-200	-	-	0.0%
-300	-	-	0.0%

Source: Offering Circular

NET WORTH AND CAPITAL

At June 30, 2002, the Bank had capital well in excess of the minimum requirements for all regulatory capital requirements. The table below only accounts for the capital held at the bank level and does not account for the capital at the mid-tier and the MHC.

FIGURE 16 - REGULATORY CAPITAL ADEQUACY

			OTS Requirements			
	Bank Actual		Minimum Capital Adequacy		Classification as Well Capitalized	
Regulatory Capital Position	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2002						
Tangible Capital	$ 42,113	6.6%	$ 9,528	1.5%		
Tier 1 (core) Capital	42,113	6.6%	25,405	4.0%	31,757	5.0%
Risk-based capital:						
Tier 1	42,113	13.1%			19,341	6.0%
Total	44,410	13.8%	25,788	8.0%	32,236	10.0%
As of March 31, 2002						
Tangible Capital	$ 39,865	6.5%	$ 9,139	1.5%		
Tier 1 (core) Capital	39,865	6.5%	24,371	4.0%	30,464	5.0%
Risk-based capital:						
Tier 1	39,865	12.7%			18,776	6.0%
Total	42,087	13.5%	25,035	8.0%	31,294	10.0%
As of March 31, 2001						
Tangible Capital	$ 34,247	6.4%	$ 8,029	1.5%		
Tier 1 (core) Capital	34,247	6.4%	21,410	4.0%	26,763	5.0%
Risk-based capital:						
Tier 1	34,247	14.8%			13,847	6.0%
Total	36,294	15.7%	18,463	8.0%	23,079	10.0%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

The Bank's annualized net income for the three months ended June 30, 2002, of $8.6 million, was above the net income for the twelve month period ended March 31, 2002 of $5.8 million. The net income has continually increased since the year ended March 31, 1999.

FIGURE 17 - NET INCOME CHART


$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$ in thousands
$2,885
$1,941
$2,392
$2,659
$5,770
$4,700
$8,644
1998
1999
2000
2001
2002
Q2-2001
Q2-2002

Source: Offering Prospectus

Interest rate spread and margin increased for the three month period ended June 30, 2002 when compared to the same three month period in 2001. The earning assets/costing liabilities ratio increased from 105% for the three months ended June 30, 2001 to 107% for the three months ended June 30, 2002.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	At June 30, 2002		For the Three Months Ended June 30, 2002			2001		
	Outstanding Balance	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
Interest-Bearing Liabilities								
Passbook and club accounts	$ 123,397	1.00%	$ 118,692	$ 311	1.05%	$ 107,822	$ 511	1.90%
Money market accounts	41,560	1.34%	35,980	148	1.65%	31,523	185	2.35%
NOW accounts	48,514	0.75%	47,206	86	0.73%	37,015	94	1.02%
Certificates of deposit	324,773	3.15%	320,550	2,558	3.20%	293,506	4,264	5.83%
Borrowings	34,967	4.18%	34,938	416	4.78%	14,724	269	7.33%
Mortgage escrow funds	4,402	2.00%	4,427	20	1.81%	4,697	16	1.37%
Total interest-bearing liabilities	577,613	2.43%	561,793	3,539	2.53%	489,287	5,339	4.38%
Non-interest-bearing liabilities	10,032		11,200			4,729		
Total liabilities	587,645		572,993			494,016		
Stockholders' equity	63,820		61,787			53,978		
Total liabilities and stockholders' equity	$ 651,465		$ 634,780			$ 547,994		
Net interest income				$ 6,285			$ 4,026	
Average Interest rate spread		4.09%			4.02%			2.90%
Net earning assets	$ 40,122		$ 39,725			$ 26,851		
Net Interest Margin					4.19%			3.13%
Ratio of interest-earning assets to interest-bearing liabilities	1.04x		1.07x			1.05x		

Source: Offering Prospectus

Spread and margin have increased since the year ended March 31, 2001. For the year ended March 31, 2002, the Bank's spread and margin were 3.31% and 3.51%, respectively.

FIGURE 19 - SPREAD AND MARGIN CHART


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.55%
3.26%
3.51%
2.99%
2.96%
3.31%
2000
2001
2002
Spread
Margin

Source: Offering Prospectus

The Bank's net income for the three month period ended June 30, 2002 was $2.2 million, which was a $1.0 million increase from the $1.2 million net income for the three month period ended June 30, 2001. The increase in net income was primarily the result of a $2.3 million increase in net interest income.

FIGURE 20 - INCOME STATEMENT TRENDS

	For the Three Months Ended June 30,		For the Fiscal Year Ended March 31,				
	2002	2001	2002	2001	2000	1999	1998
Selected Operating Data:			in thousands				
Net Interest Income	$6,285	$4,026	$18,906	$14,568	$10,668	$9,312	$8,875
Provision for loan losses	75	25	175	208	100	272	155
Noninterest Income	170	196	731	382	294	171	186
Contribution of Common Stock to Charitable foundation	-	-	-	-	-	1,022	-
Other Noninterest Expense	2,843	2,334	10,316	10,033	7,027	4,898	3,956
Income Before Tax Expense	3,537	1,863	9,146	4,709	3,835	3,291	4,950
Income Tax Expense	1,376	688	3,376	2,050	1,443	1,350	2,065
Net Income	$2,161	$1,175	$5,770	$2,659	$2,392	$1,941	$2,885

Source: Offering Prospectus

The Bank's ROAA and ROAE were 1.36% and 14.03%, respectively, for the three months ended June 30, 2002, which compares to 0.86% and 8.73%, respectively, for the three months ended June 30, 2001.

FIGURE 21 - PROFITABILITY TREND CHART


1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
ROAA
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROAE
1998
1999
2000
2001
2002
Q2-2001
Q2-2002
ROAA
ROAE

Source: Offering Prospectus

SUBSIDIARIES

Sound Federal Savings has three active subsidiaries, Sound REIT, Inc., First Federal REIT, Inc. and Mamaroneck Advisors. In April 1999, Sound REIT, Inc. was incorporated as a special purpose real estate investment trust under New York law. First Federal REIT was also formed as a real estate investment trust by Peekskill Financial Corporation prior to its acquiring Peekskill Financial Corporation. Sound REIT, Inc. and First Federal REIT hold a portion of its mortgage-related assets.

In February 2001, Mamaroneck Advisors was incorporated as a New York corporation for the purpose of providing investment and insurance products to Sound Federal Savings' customers. For the year ended March 31, 2002, Mamaroneck Advisors had net income of $47,000. Mamaroneck Advisors did not have any meaningful operations in fiscal 2001.

LEGAL PROCEEDINGS

The Bank is involved periodically in various claims and lawsuits that arise in connection with its financial services business. The Bank believes that these routine legal proceedings, in the aggregate, are not material to its financial condition and results of operations.

2. *Market Area Analysis*

MARKET AREA DEMOGRAPHICS

The following tables summarize the demographics for the Bank's markets. The markets were defined as a market created from 60% of the core deposits.

FIGURE 22 - POPULATION DEMOGRAPHICS

	Mamaroneck	INDEX	Harrison	INDEX	Mohegan Lake	INDEX	Peekskill	INDEX	MKT Total
POPULATION CHARACTERISTICS									
LAND AREA (miles)	2.06		1.53		21.55		3.45		85.64
POPULATION									
1990 CENSUS	11,887		8,811		24,407		14,742		172,851
2001 ESTIMATE	13,017		9,385		27,008		17,145		188,878
2006 PROJECTION	13,419		9,585		27,931		17,996		194,456
GROWTH 1990 TO 2001	9.51%	1.03	6.50%	0.70	10.66%	1.15	16.30%	1.76	9.27%
PROJECTED GROWTH 2001 TO 2006	3.08%	1.04	2.14%	0.72	3.42%	1.16	4.96%	1.68	2.95%
POPULATION DENSITY 2001 (persons / sq mile)	6,311.9	2.86	6,145.9	2.79	1,253.4	0.57	4,968.7	2.25	2,205.4
POPULATION BY SEX - 2000 EST	*13,017*		*9,385*		*27,008*		*17,145*		*188,878*
MALE	48.25%	1.00	47.43%	0.98	49.17%	1.02	48.23%	1.00	48.34%
FEMALE	51.75%	1.00	52.57%	1.02	50.83%	0.98	51.77%	1.00	51.66%
MARITAL STATUS (POP AGE 15+)	*10,676*		*7,787*		*21,143*		*13,221*		*153,467*
PERSONS SINGLE	44.45%	1.03	43.22%	1.01	37.05%	0.86	50.24%	1.17	42.97%
PERSONS MARRIED	55.55%	0.97	56.78%	1.00	62.95%	1.10	49.76%	0.87	57.03%
FEMALES NEVER MARRIED	12.49%	0.96	13.10%	1.00	11.28%	0.86	14.20%	1.09	13.05%
FEMALES MARRIED	27.34%	0.97	28.13%	1.00	31.67%	1.12	24.45%	0.87	28.25%
FEMALES WIDOWED/DIVORCED/SEPARATED	12.27%	1.12	12.12%	1.11	8.39%	0.77	14.16%	1.29	10.96%
MALES NEVER MARRIED	15.02%	1.01	14.22%	0.95	13.95%	0.94	15.64%	1.05	14.92%
MALES MARRIED	28.21%	0.98	28.64%	1.00	31.29%	1.09	25.32%	0.88	28.79%
MALES WIDOWED/DIVORCED/SEPARATED	4.67%	1.16	3.78%	0.94	3.43%	0.85	6.23%	1.55	4.03%
POPULATION BY AGE - 2001 EST	*13,017*		*9,385*		*27,008*		*17,145*		*188,878*
UNDER 6 YEARS	6.89%	0.95	6.54%	0.90	8.46%	1.17	9.12%	1.26	7.25%
6 TO 17 YEARS	14.24%	0.94	13.39%	0.88	17.50%	1.15	17.30%	1.14	15.16%
15 TO 24 YEARS	6.95%	0.89	6.39%	0.82	8.27%	1.07	6.72%	0.87	7.77%
25 TO 34 YEARS	12.94%	0.97	12.47%	0.94	12.00%	0.90	14.49%	1.09	13.31%
35 TO 44 YEARS	17.06%	1.07	19.40%	1.22	15.83%	1.00	18.70%	1.18	15.88%
45 TO 54 YEARS	15.50%	0.98	15.24%	0.97	16.26%	1.03	14.11%	0.90	15.75%
55 TO 64 YEARS	11.01%	1.01	10.63%	0.97	10.47%	0.96	8.00%	0.73	10.94%
65 + YEARS	15.41%	1.10	15.94%	1.14	11.21%	0.80	11.55%	0.83	13.94%
MEDIAN AGE	40.9	1.03	41.3	1.04	37.9	0.96	36.9	0.93	39.7
EDUCATION ATTAINMENT (POP AGE 25+)	*9,362*		*6,914*		*17,764*		*11,463*		*131,882*
ELEMENTARY	9.85%	1.28	7.76%	1.01	3.99%	0.52	7.83%	1.02	7.72%
SOME HIGH SCHOOL	8.87%	0.86	10.07%	0.98	9.00%	0.88	15.32%	1.49	10.28%
HIGH SCHOOL GRADUATE	29.23%	1.07	31.08%	1.14	29.24%	1.07	31.67%	1.16	27.38%
SOME COLLEGE	21.80%	0.98	20.35%	0.92	25.23%	1.14	22.61%	1.02	22.18%
COLLEGE DEGREE	30.26%	0.93	30.73%	0.95	32.55%	1.00	22.57%	0.70	32.45%
POPULATON BY RACE - 2001 EST	*13,017*		*9,385*		*27,008*		*17,145*		*188,878*
WHITE	90.88%	1.05	89.81%	1.03	91.02%	1.05	66.38%	0.76	86.79%
BLACK	4.66%	0.55	0.65%	0.08	5.67%	0.67	29.80%	3.51	8.49%
INDIAN	0.43%	1.06	0.15%	0.38	0.39%	0.96	0.84%	2.07	0.40%
ASIAN	4.03%	0.93	9.39%	2.18	2.93%	0.68	2.99%	0.69	4.31%
HISPANIC	19.17%	1.26	6.79%	0.45	8.80%	0.58	22.43%	1.47	15.25%
POPULATON BY ANCESTRY - 2001 EST									
MEXICAN	2.34%	0.87	0.34%	0.13	0.21%	0.08	0.72%	0.27	2.69%
CUBAN	0.36%	0.42	0.28%	0.32	0.61%	0.70	0.37%	0.43	0.86%
PUERTO RICAN	2.14%	0.60	1.48%	0.42	4.19%	1.18	10.54%	2.97	3.55%
ENGLISH/SCOTTISH	3.45%	0.63	3.82%	0.70	6.05%	1.11	4.89%	0.90	5.43%
FRENCH	1.46%	1.41	1.42%	1.37	0.91%	0.88	1.30%	1.26	1.04%
GERMAN	7.60%	0.82	8.77%	0.95	11.19%	1.21	8.64%	0.94	9.23%
GREEK	0.48%	0.85	0.55%	0.97	0.70%	1.23	0.57%	1.01	0.57%
IRISH	10.15%	0.76	10.53%	0.79	17.29%	1.30	15.40%	1.16	13.28%
ITALIAN	35.12%	1.38	45.27%	1.78	27.05%	1.06	17.10%	0.67	25.41%
POLISH	2.27%	0.59	2.29%	0.59	4.06%	1.05	3.07%	0.79	3.88%
PORTUGESE	1.61%	2.72	0.25%	0.42	0.74%	1.25	0.44%	0.74	0.59%
RUSSIAN	2.80%	0.76	3.01%	0.81	3.38%	0.91	1.35%	0.36	3.70%
NORWEGIAN/SWEDISH	0.53%	0.52	1.13%	1.11	0.99%	0.97	0.91%	0.90	1.02%

Source: Claritas

FIGURE 23 - POPULATION DEMOGRAPHICS

	Rye Brook	INDEX	Yorktown	INDEX	NewCity	INDEX	Cos Cob	INDEX	MKT Total
POPULATION CHARACTERISTICS									
LAND AREA (miles)	2.60		8.96		12.16		6.27		85.64
POPULATION									
1990 CENSUS	20,080		7,987		29,273		16,914		172,851
2001 ESTIMATE	22,695		8,494		29,953		17,360		188,878
2006 PROJECTION	23,618		8,675		30,104		17,510		194,456
GROWTH 1990 TO 2001	13.03%	1.40	6.35%	0.68	2.32%	0.25	2.63%	0.28	9.27%
PROJECTED GROWTH 2001 TO 2006	4.07%	1.38	2.12%	0.72	0.51%	0.17	0.86%	0.29	2.95%
POPULATION DENSITY 2001 (persons / sq mile)	8,724.1	3.96	948.1	0.43	2,464.0	1.12	2,769.4	1.26	2,205.4
POPULATION BY SEX - 2000 EST	*22,695*		*8,494*		*29,953*		*17,360*		*188,878*
MALE	48.70%	1.01	48.47%	1.00	48.96%	1.01	46.44%	0.96	48.34%
FEMALE	51.30%	0.99	51.53%	1.00	51.04%	0.99	53.56%	1.04	51.66%
MARITAL STATUS (POP AGE 15+)	*18,209*		*6,936*		*25,270*		*14,498*		*153,467*
PERSONS SINGLE	50.31%	1.17	36.73%	0.85	38.23%	0.89	44.86%	1.04	42.97%
PERSONS MARRIED	49.69%	0.87	63.27%	1.11	61.77%	1.08	55.14%	0.97	57.03%
FEMALES NEVER MARRIED	15.01%	1.15	11.03%	0.85	12.97%	0.99	14.02%	1.07	13.05%
FEMALES MARRIED	23.83%	0.84	31.39%	1.11	30.81%	1.09	27.53%	0.97	28.25%
FEMALES WIDOWED/DIVORCED/SEPARATED	12.83%	1.17	9.67%	0.88	7.54%	0.69	12.93%	1.18	10.96%
MALES NEVER MARRIED	17.41%	1.17	13.02%	0.87	14.99%	1.00	13.71%	0.92	14.92%
MALES MARRIED	25.86%	0.90	31.87%	1.11	30.96%	1.08	27.61%	0.96	28.79%
MALES WIDOWED/DIVORCED/SEPARATED	5.06%	1.25	3.01%	0.75	2.73%	0.68	4.20%	1.04	4.03%
POPULATION BY AGE - 2001 EST	*22,695*		*8,494*		*29,953*		*17,360*		*188,878*
UNDER 6 YEARS	7.62%	1.05	7.03%	0.97	5.87%	0.81	6.26%	0.86	7.25%
6 TO 17 YEARS	15.42%	1.02	15.35%	1.01	14.02%	0.92	13.41%	0.88	15.16%
15 TO 24 YEARS	6.81%	0.88	8.62%	1.11	9.81%	1.26	6.48%	0.83	7.77%
25 TO 34 YEARS	14.19%	1.07	12.66%	0.95	14.38%	1.08	12.23%	0.92	13.31%
35 TO 44 YEARS	18.33%	1.15	13.29%	0.84	13.25%	0.83	15.79%	0.99	15.88%
45 TO 54 YEARS	13.90%	0.88	16.88%	1.07	17.84%	1.13	16.22%	1.03	15.75%
55 TO 64 YEARS	9.17%	0.84	12.67%	1.16	12.78%	1.17	12.18%	1.11	10.94%
65 + YEARS	14.57%	1.04	13.50%	0.97	12.06%	0.86	17.43%	1.25	13.94%
MEDIAN AGE	39.9	1.01	40.0	1.01	39.8	1.00	42.7	1.08	39.7
EDUCATION ATTAINMENT (POP AGE 25+)	15,921		5,861		21,057		12,820		131,882
ELEMENTARY	15.88%	2.06	4.98%	0.65	3.83%	0.50	4.58%	0.59	7.72%
SOME HIGH SCHOOL	16.17%	1.57	7.61%	0.74	6.72%	0.65	5.76%	0.56	10.28%
HIGH SCHOOL GRADUATE	28.40%	1.04	27.08%	0.99	22.25%	0.81	21.31%	0.78	27.38%
SOME COLLEGE	19.39%	0.87	24.57%	1.11	22.84%	1.03	18.71%	0.84	22.18%
COLLEGE DEGREE	20.17%	0.62	35.77%	1.10	44.36%	1.37	49.64%	1.53	32.45%
POPULATON BY RACE - 2001 EST	*22,695*		*8,494*		*29,953*		*17,360*		*188,878*
WHITE	89.01%	1.03	92.97%	1.07	87.95%	1.01	91.39%	1.05	86.79%
BLACK	6.97%	0.82	2.57%	0.30	4.35%	0.51	1.90%	0.22	8.49%
INDIAN	1.01%	2.51	0.23%	0.56	0.18%	0.44	0.15%	0.38	0.40%
ASIAN	3.00%	0.70	4.23%	0.98	7.53%	1.75	6.55%	1.52	4.31%
HISPANIC	41.51%	2.72	5.04%	0.33	6.11%	0.40	6.33%	0.42	15.25%
POPULATON BY ANCESTRY - 2001 EST									
MEXICAN	6.15%	2.29	0.30%	0.11	0.65%	0.24	0.66%	0.25	2.69%
CUBAN	3.71%	4.29	0.40%	0.46	0.52%	0.60	0.23%	0.27	0.86%
PUERTO RICAN	4.50%	1.27	2.10%	0.59	2.93%	0.83	0.51%	0.14	3.55%
ENGLISH/SCOTTISH	3.28%	0.60	5.51%	1.01	3.50%	0.64	16.27%	3.00	5.43%
FRENCH	0.65%	0.63	1.47%	1.42	0.66%	0.64	2.16%	2.09	1.04%
GERMAN	4.16%	0.45	12.42%	1.35	9.03%	0.98	10.46%	1.13	9.23%
GREEK	0.15%	0.26	0.49%	0.86	0.99%	1.76	0.73%	1.30	0.57%
IRISH	7.62%	0.57	17.22%	1.30	14.65%	1.10	13.29%	1.00	13.28%
ITALIAN	30.42%	1.20	26.55%	1.04	17.38%	0.68	14.90%	0.59	25.41%
POLISH	3.07%	0.79	3.92%	1.01	6.84%	1.76	3.21%	0.83	3.88%
PORTUGESE	0.57%	0.97	0.41%	0.70	0.07%	0.11	0.63%	1.07	0.59%
RUSSIAN	1.97%	0.53	4.34%	1.17	10.63%	2.87	1.58%	0.43	3.70%
NORWEGIAN/SWEDISH	0.37%	0.36	1.21%	1.19	1.15%	1.13	2.57%	2.53	1.02%

Source: Claritas

FIGURE 24 - POPULATION DEMOGRAPHICS

	New Rochelle	INDEX	Baldwin Place	INDEX	MKT Total
POPULATION CHARACTERISTICS					
LAND AREA (miles)	0.81		26.26		85.64
POPULATION					
1990 CENSUS	12,234		26,515		172,851
2001 ESTIMATE	14,501		29,320		188,878
2006 PROJECTION	15,306		30,313		194,456
GROWTH 1990 TO 2001	18.53%	2.00	10.58%	1.14	9.27%
PROJECTED GROWTH 2001 TO 2006	5.55%	1.88	3.39%	1.15	2.95%
POPULATION DENSITY 2001 (persons / sq mile)	17,990.8	8.16	1,116.3	0.51	2,205.4
POPULATION BY SEX - 2000 EST	*14,501*		*29,320*		*188,878*
MALE	47.31%	0.98	48.68%	1.01	48.34%
FEMALE	52.69%	1.02	51.32%	0.99	51.66%
MARITAL STATUS (POP AGE 15+)	*11,760*		*23,967*		*153,467*
PERSONS SINGLE	57.44%	1.34	36.42%	0.85	42.97%
PERSONS MARRIED	42.56%	0.75	63.58%	1.11	57.03%
FEMALES NEVER MARRIED	16.33%	1.25	11.22%	0.86	13.05%
FEMALES MARRIED	20.47%	0.72	31.76%	1.12	28.25%
FEMALES WIDOWED/DIVORCED/SEPARATED	16.83%	1.54	8.95%	0.82	10.96%
MALES NEVER MARRIED	18.58%	1.25	13.10%	0.88	14.92%
MALES MARRIED	22.08%	0.77	31.83%	1.11	28.79%
MALES WIDOWED/DIVORCED/SEPARATED	5.69%	1.41	3.14%	0.78	4.03%
POPULATION BY AGE - 2001 EST	*14,501*		*29,320*		*188,878*
UNDER 6 YEARS	7.37%	1.02	7.13%	0.98	7.25%
6 TO 17 YEARS	14.63%	0.96	14.96%	0.99	15.16%
15 TO 24 YEARS	7.25%	0.93	8.13%	1.05	7.77%
25 TO 34 YEARS	13.99%	1.05	12.98%	0.98	13.31%
35 TO 44 YEARS	16.43%	1.03	13.98%	0.88	15.88%
45 TO 54 YEARS	12.98%	0.82	16.57%	1.05	15.75%
55 TO 64 YEARS	9.73%	0.89	11.99%	1.10	10.94%
65 + YEARS	17.62%	1.26	14.26%	1.02	13.94%
MEDIAN AGE	38.9	0.98	39.7	1.00	39.7
EDUCATION ATTAINMENT (POP AGE 25+)	*10,260*		*20,459*		*131,882*
ELEMENTARY	18.13%	2.35	5.09%	0.66	7.72%
SOME HIGH SCHOOL	21.07%	2.05	6.53%	0.64	10.28%
HIGH SCHOOL GRADUATE	29.76%	1.09	•28.43%	1.04	27.38%
SOME COLLEGE	15.03%	0.68	26.64%	1.20	22.18%
COLLEGE DEGREE	16.01%	0.49	33.31%	1.03	32.45%
POPULATON BY RACE - 2001 EST	*14,501*		*29,320*		*188,878*
WHITE	62.79%	0.72	96.49%	1.11	86.79%
BLACK	33.69%	3.97	1.42%	0.17	8.49%
INDIAN	0.43%	1.06	0.18%	0.46	0.40%
ASIAN	3.10%	0.72	1.90%	0.44	4.31%
HISPANIC	36.89%	2.42	4.53%	0.30	15.25%
POPULATON BY ANCESTRY - 2001 EST					
MEXICAN	18.72%	6.96	0.40%	0.15	2.69%
CUBAN	1.20%	1.38	0.30%	0.35	0.86%
PUERTO RICAN	4.31%	1.22	1.89%	0.53	3.55%
ENGLISH/SCOTTISH	1.10%	0.20	5.92%	1.09	5.43%
FRENCH	0.17%	0.16	0.99%	0.96	1.04%
GERMAN	2.73%	0.30	14.35%	1.55	9.23%
GREEK	0.22%	0.38	0.47%	0.82	0.57%
IRISH	4.42%	0.33	16.86%	1.27	13.28%
ITALIAN	23.40%	0.92	29.32%	1.15	25.41%
POLISH	1.02%	0.26	4.79%	1.24	3.88%
PORTUGESE	1.52%	2.58	0.32%	0.54	0.59%
RUSSIAN	0.82%	0.22	2.79%	0.75	3.70%
NORWEGIAN/SWEDISH	0.07%	0.07	1.14%	1.13	1.02%

Source: Claritas

FIGURE 25 - HOUSEHOLD CHARACTERISTICS

	Mamaroneck	INDEX	Harrison	INDEX	Mohegan Lake	INDEX	Peekskill	INDEX	MKT Total
HOUSEHOLD CHARACTERISTICS									
HOUSEHOLDS									
1990 CENSUS	4,486		3,429		8,007		5,803		61,115
2001 ESTIMATE	4,971		3,697		9,022		6,842		68,108
2006 PROJECTION	5,153		3,797		9,396		7,230		70,653
GROWTH 1990 TO 2001	10.81%	0.94	7.80%	0.68	12.68%	1.11	17.90%	1.56	11.44%
PROJECTED GROWTH 2001 TO 2006	3.67%	0.98	2.72%	0.73	4.14%	1.11	5.66%	1.51	3.74%
HOUSEHOLD SIZE	*4,971*		*3,697*		*9,022*		*6,842*		*68,108*
HHs WITH 1 PERSON	13.13%	1.14	13.89%	1.20	7.75%	0.67	17.26%	1.50	11.53%
HHs WITH 2 PERSONS	16.99%	1.11	16.56%	1.08	15.35%	1.00	19.39%	1.26	15.33%
HHs WITH 3-4 PERSONS	17.74%	0.95	18.44%	0.99	21.20%	1.13	17.18%	0.92	18.69%
HHs WITH 5+ PERSONS	5.23%	0.86	4.57%	0.75	6.49%	1.06	5.86%	0.96	6.09%
AVG PERSONS PER HH 1990	2.65	0.94	2.57	0.91	3.05	1.08	2.54	0.90	2.83
AVG PERSONS PER HH 2001 EST	2.62	0.94	2.54	0.92	2.99	1.08	2.51	0.90	2.77
AVG PERSONS PER HH 2006 PROJ	2.60	0.95	2.52	0.92	2.97	1.08	2.49	0.90	2.75
CHANGE 1990 TO 2001	-0.03	0.56	-0.03	0.58	-0.05	0.99	-0.03	0.63	-0.06
HOUSEHOLDS BY TYPE - 2001 EST									
FAMILY HOUSEHOLDS	69.22%	0.96	67.55%	0.94	79.94%	1.11	63.78%	0.88	72.23%
NON-FAMILY HOUSEHOLDS	30.78%	1.11	32.45%	1.17	20.06%	0.72	36.22%	1.30	27.77%
PERSONS IN GROUP QUARTERS	1.06%	0.71	0.50%	0.34	2.85%	1.93	1.09%	0.73	1.48%
HOUSEHOLDS WITH CHILDREN	*4,971*		*3,697*		*9,022*		*6,842*		*68,108*
HOUSEHOLDS WITH CHILDREN	30.09%	0.89	27.74%	0.82	40.07%	1.18	31.11%	0.92	33.93%
HOUSEHOLDS WITHOUT CHILDREN	69.91%	1.06	72.26%	1.09	59.93%	0.91	68.89%	1.04	66.07%
HOUSEHOLDS BY INCOME - 2001 EST	*4,971*		*3,697*		*9,022*		*6,842*		*68,108*
UNDER $15,000	6.55%	0.92	6.20%	0.87	4.01%	0.56	11.32%	1.60	7.09%
$15,000 TO $25,000	6.24%	0.97	5.14%	0.80	3.84%	0.60	11.00%	1.71	6.44%
$25,000 TO $35,000	9.48%	1.46	5.91%	0.91	3.78%	0.58	10.53%	1.63	6.48%
$35,000 TO $50,000	*11.14%*	1.20	*11.48%*	1.24	*8.90%*	*0.96*	*12.65%*	1.36	*9.28%*
$50,000 TO $75,000	18.59%	1.13	19.13%	1.16	16.98%	1.03	19.77%	1.20	16.46%
$75,000 TO $100,000	15.83%	1.02	19.15%	1.23	18.76%	1.21	15.21%	0.98	15.52%
$100,000 TO $150,000	16.79%	0.90	16.62%	0.89	24.53%	1.32	12.28%	0.66	18.57%
$150,000 TO $250,000	9.24%	0.63	10.92%	0.74	16.72%	1.14	6.54%	0.45	14.71%
$250,000 TO $500,000	3.59%	0.95	3.75%	0.99	2.13%	0.56	0.55%	0.14	3.80%
$500,000 OR MORE	2.55%	1.55	1.71%	1.04	0.36%	0.22	0.15%	0.09	1.65%
AVERAGE HOUSEHOLD INCOME - 1990	$73,811	0.97	$89,832	1.18	$64,065	0.84	$47,445	0.62	$76,126
AVERAGE HOUSEHOLD INCOME - 2001 EST	$119,909	0.91	$159,463	1.22	$104,235	0.79	$75,176	0.57	$131,245
GROWTH 1990 TO 2001	62.45%	0.86	77.51%	1.07	62.70%	0.87	58.45%	0.81	72.41%
AVERAGE HOUSEHOLD WEALTH - 2001 EST	$288,656	0.89	$328,420	1.01	$330,915	1.02	$219,216	0.67	$325,271
AVERAGE HOUSEHOLD WEALTH - 2006 PROJ	$311,792	0.88	$356,457	1.01	$367,534	1.04	$249,003	0.70	$354,050
PROJ GROWTH 2001 TO 2006	8.02%	0.91	8.54%	0.96	11.07%	1.25	13.59%	1.54	8.85%
HOUSEHOLDS BY INCOME SOURCE									
AGGREGATE INCOME - 2001 (IN MILLIONS)	$234		$195		$195		$137		$2,232
AGG HH INC: SELF-EMPLOYMENT	11.14%	1.35	11.45%	1.39	4.97%	0.60	4.22%	0.51	8.24%
AGG HH INC: WAGES OR SALARY	75.65%	0.92	78.32%	0.95	89.62%	1.09	90.64%	1.10	82.09%
AGG HH INC: INT/DIV/RENT/ROYALTY	13.22%	1.37	10.24%	1.06	5.42%	0.56	5.14%	0.53	9.67%
HOUSEHOLDS BY NUMBER OF VEHICLES	*4,971*		*3,697*		*9,022*		*6,842*		*68,108*
NO VEHICLES	9.72%	0.90	10.90%	1.01	3.61%	0.33	17.97%	1.66	10.85%
1 VEHICLE	35.84%	1.21	36.13%	1.22	21.25%	0.72	39.21%	1.32	29.60%
2 VEHICLES	39.17%	1.02	36.60%	0.96	46.66%	1.22	31.44%	0.82	38.30%
3+ VEHICLES	15.27%	0.72	16.36%	0.77	28.47%	1.34	11.38%	0.54	21.25%

Source: Claritas

FIGURE 26 - HOUSEHOLD CHARACTERISTICS

HOUSEHOLD CHARACTERISTICS	Rye Brook	INDEX	Yorktown	INDEX	NewCity	INDEX	Cos Cob	INDEX	MKT Total
HOUSEHOLDS									
1990 CENSUS	7,276		2,679		9,098		6,808		61,115
2001 ESTIMATE	8,364		2,882		9,562		7,055		68,108
2006 PROJECTION	8,764		2,959		9,704		7,136		70,653
GROWTH 1990 TO 2001	14.95%	1.31	7.58%	0.66	5.09%	0.44	3.62%	0.32	11.44%
PROJECTED GROWTH 2001 TO 2006	4.78%	1.28	2.69%	0.72	1.49%	0.40	1.15%	0.31	3.74%
HOUSEHOLD SIZE	*8,364*		*2,882*		*9,562*		*7,055*		*68,108*
HHs WITH 1 PERSON	14.20%	1.23	8.42%	0.73	5.63%	0.49	16.07%	1.39	11.53%
HHs WITH 2 PERSONS	15.09%	0.98	14.14%	0.92	11.63%	0.76	17.68%	1.15	15.33%
HHs WITH 3-4 PERSONS	16.60%	0.89	20.09%	1.07	21.70%	1.16	16.64%	0.89	18.69%
HHs WITH 5+ PERSONS	6.64%	1.09	6.52%	1.07	6.45%	1.06	4.64%	0.76	6.09%
AVG PERSONS PER HH 1990	2.76	0.98	2.98	1.05	3.22	1.14	2.48	0.88	2.83
AVG PERSONS PER HH 2001 EST	2.71	0.98	2.95	1.06	3.13	1.13	2.46	0.89	2.77
AVG PERSONS PER HH 2006 PROJ	2.69	0.98	2.93	1.07	3.10	1.13	2.45	0.89	2.75
CHANGE 1990 TO 2001	-0.05	0.84	-0.03	0.52	-0.08	1.54	-0.02	0.43	-0.06
HOUSEHOLDS BY TYPE - 2001 EST									
FAMILY HOUSEHOLDS	66.08%	0.91	78.76%	1.09	83.85%	1.16	64.07%	0.89	72.23%
NON-FAMILY HOUSEHOLDS	33.92%	1.22	21.24%	0.76	16.15%	0.56	35.93%	1.29	27.77%
PERSONS IN GROUP QUARTERS	1.49%	1.00	1.54%	1.04	1.07%	0.72	0.90%	0.61	1.48%
HOUSEHOLDS WITH CHILDREN	*8,364*		*2,882*		*9,562*		*7,055*		*68,108*
HOUSEHOLDS WITH CHILDREN	30.04%	0.89	38.26%	1.13	42.37%	1.25	26.41%	0.78	33.93%
HOUSEHOLDS WITHOUT CHILDREN	69.96%	1.06	61.74%	0.93	57.63%	0.87	73.59%	1.11	66.07%
HOUSEHOLDS BY INCOME - 2001 EST	*8,364*		*2,882*		*9,562*		*7,055*		*68,108*
UNDER $15,000	9.91%	1.40	6.44%	0.91	4.08%	0.58	5.67%	0.80	7.09%
$15,000 TO $25,000	9.57%	1.49	5.20%	0.81	3.77%	0.58	4.29%	0.67	6.44%
$25,000 TO $35,000	9.41%	1.45	4.61%	0.71	3.55%	0.55	5.43%	0.84	6.48%
$35,000 TO $50,000	12.17%	1.31	5.92%	0.64	6.38%	0.69	7.24%	0.78	9.28%
$50,000 TO $75,000	20.94%	1.27	13.41%	0.81	11.09%	0.67	12.52%	0.76	16.46%
$75,000 TO $100,000	13.40%	0.86	14.88%	0.96	14.19%	0.91	13.51%	0.87	15.52%
$100,000 TO $150,000	13.32%	0.72	21.06%	1.13	25.65%	1.38	15.54%	0.84	18.57%
$150,000 TO $250,000	8.84%	0.60	23.39%	1.59	23.30%	1.58	17.50%	1.19	14.71%
$250,000 TO $500,000	1.72%	0.45	4.24%	1.12	6.26%	1.65	10.53%	2.77	3.80%
$500,000 OR MORE	0.72%	0.44	0.85%	0.52	1.72%	1.05	7.77%	4.72	1.65%
AVERAGE HOUSEHOLD INCOME - 1990	$65,762	0.86	$74,081	0.97	$85,910	1.13	$149,405	1.96	$76,126
AVERAGE HOUSEHOLD INCOME - 2001 EST	$112,035	0.85	$124,418	0.95	$149,349	1.14	$284,624	2.17	$131,245
GROWTH 1990 TO 2001	70.36%	0.97	67.95%	0.94	73.84%	1.02	90.50%	1.25	72.41%
AVERAGE HOUSEHOLD WEALTH - 2001 EST	$289,270	0.89	$367,790	1.13	$408,158	1.25	$415,255	1.28	$325,271
AVERAGE HOUSEHOLD WEALTH - 2006 PROJ	$314,833	0.89	$394,600	1.11	$436,239	1.23	$440,706	1.24	$354,050
PROJ GROWTH 2001 TO 2006	8.84%	1.00	7.29%	0.82	6.88%	0.78	6.13%	0.69	8.85%
HOUSEHOLDS BY INCOME SOURCE									
AGGREGATE INCOME - 2001 (IN MILLIONS)	$238		$203		$343		$366		$2,232
AGG HH INC: SELF-EMPLOYMENT	8.32%	1.01	6.14%	0.75	9.03%	1.10	11.03%	1.34	8.24%
AGG HH INC: WAGES OR SALARY	83.58%	1.02	86.36%	1.05	84.35%	1.03	70.89%	0.86	82.09%
AGG HH INC: INT/DIV/RENT/ROYALTY	8.10%	0.84	7.50%	0.78	6.62%	0.68	18.09%	1.87	9.67%
HOUSEHOLDS BY NUMBER OF VEHICLES	*8,364*		*2,882*		*9,562*		*7,055*		*68,108*
NO VEHICLES	18.90%	1.74	7.12%	0.66	4.73%	0.44	9.03%	0.83	10.85%
1 VEHICLE	35.54%	1.20	20.96%	0.71	17.28%	0.58	34.51%	1.17	29.60%
2 VEHICLES	32.46%	0.85	41.76%	1.09	45.36%	1.18	36.78%	0.96	38.30%
3+ VEHICLES	13.10%	0.62	30.16%	1.42	32.63%	1.54	19.68%	0.93	21.25%

Source: Claritas

FIGURE 27 - HOUSEHOLD CHARACTERISTICS

HOUSEHOLD CHARACTERISTICS	New Rochelle	INDEX	Baldwin Place	INDEX	MKT Total
HOUSEHOLDS					
1990 CENSUS	4,452		9,076		61,115
2001 ESTIMATE	5,384		10,330		68,108
2006 PROJECTION	5,727		10,787		70,653
GROWTH 1990 TO 2001	20.93%	1.83	13.82%	1.21	11.44%
PROJECTED GROWTH 2001 TO 2006	6.37%	1.71	4.42%	1.18	3.74%
HOUSEHOLD SIZE	*5,384*		*10,330*		*68,108*
HHs WITH 1 PERSON	17.41%	1.51	9.15%	0.79	11.53%
HHs WITH 2 PERSONS	12.85%	0.84	15.96%	1.04	15.33%
HHs WITH 3-4 PERSONS	15.41%	0.82	18.95%	1.01	18.69%
HHs WITH 5+ PERSONS	6.81%	1.12	6.44%	1.06	6.09%
AVG PERSONS PER HH 1990	2.75	0.97	2.92	1.03	2.83
AVG PERSONS PER HH 2001 EST	2.69	0.97	2.84	1.02	2.77
AVG PERSONS PER HH 2006 PROJ	2.67	0.97	2.81	1.02	2.75
CHANGE 1990 TO 2001	-0.05	0.99	-0.08	1.51	-0.06
HOUSEHOLDS BY TYPE - 2001 EST					
FAMILY HOUSEHOLDS	61.35%	0.85	77.89%	1.08	72.23%
NON-FAMILY HOUSEHOLDS	38.65%	1.39	22.11%	0.80	27.77%
PERSONS IN GROUP QUARTERS	3.88%	2.62	0.50%	0.34	1.48%
HOUSEHOLDS WITH CHILDREN	*5,384*		*10,330*		*68,108*
HOUSEHOLDS WITH CHILDREN	28.99%	0.85	36.35%	1.07	33.93%
HOUSEHOLDS WITHOUT CHILDREN	71.01%	1.07	63.65%	0.96	66.07%
HOUSEHOLDS BY INCOME - 2001 EST	*5,384*		*10,330*		*68,108*
UNDER $15,000	16.63%	2.35	4.24%	0.60	7.09%
$15,000 TO $25,000	12.67%	1.97	4.76%	0.74	6.44%
$25,000 TO $35,000	10.39%	1.60	4.45%	0.69	6.48%
$35,000 TO $50,000	12.43%	1.34	6.74%	0.73	9.28%
$50,000 TO $75,000	18.40%	1.12	15.74%	0.96	16.46%
$75,000 TO $100,000	12.44%	0.80	17.57%	1.13	15.52%
$100,000 TO $150,000	9.77%	0.53	22.75%	1.22	18.57%
$150,000 TO $250,000	6.37%	0.43	19.14%	1.30	14.71%
$250,000 TO $500,000	0.66%	0.17	3.86%	1.02	3.80%
$500,000 OR MORE	0.23%	0.14	0.76%	0.46	1.65%
AVERAGE HOUSEHOLD INCOME - 1990	$38,382	0.50	$71,396	0.94	$76,126
AVERAGE HOUSEHOLD INCOME - 2001 EST	$62,558	0.48	$119,080	0.91	$131,245
GROWTH 1990 TO 2001	62.99%	0.87	66.79%	0.92	72.41%
AVERAGE HOUSEHOLD WEALTH - 2001 EST	$168,202	0.52	$368,049	1.13	$325,271
AVERAGE HOUSEHOLD WEALTH - 2006 PROJ	$188,539	0.53	$402,771	1.14	$354,050
PROJ GROWTH 2001 TO 2006	12.09%	1.37	9.43%	1.07	8.85%
HOUSEHOLDS BY INCOME SOURCE					
AGGREGATE INCOME - 2001 (IN MILLIONS)	$129		$193		$2,232
AGG HH INC: SELF-EMPLOYMENT	6.61%	0.80	6.87%	0.83	8.24%
AGG HH INC: WAGES OR SALARY	87.15%	1.06	83.95%	1.02	82.09%
AGG HH INC: INT/DIV/RENT/ROYALTY	6.24%	0.65	9.18%	0.95	9.67%
HOUSEHOLDS BY NUMBER OF VEHICLES	*5,384*		*10,330*		*68,108*
NO VEHICLES	31.19%	2.87	3.80%	0.35	10.85%
1 VEHICLE	39.26%	1.33	25.81%	0.87	29.60%
2 VEHICLES	21.21%	0.55	42.88%	1.12	38.30%
3+ VEHICLES	8.34%	0.39	27.50%	1.29	21.25%

Source: Claritas

MARKET AREA DEPOSIT CHARACTERISTICS

The following tables summarize the deposit characteristics of each of the Bank's markets. The Bank's markets were defined by management.

FIGURE 28 - MAMARONECK MARKET AREA

Mamaroneck: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$488,061	100.00%	$36,997	8.20%	$69,723	7	1.00
Commercial Banks	$275,380	56.42%	$47,660	20.93%	$55,076	5	0.79
Savings Banks	$0	0.00%	$0	0.00%	$0	0	0.00
Thrifts	$212,681	43.58%	($10,663)	-4.77%	$106,341	2	1.53
Credit Unions	$0	0.00%	$0	0.00%	$0	0	0.00

Mamaroneck: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$488,061	100.00%	$36,997	8.20%	$69,723	7	1.00
Bank of New York	$123,851	25.38%	$15,634	14.45%	$61,926	2	0.89
Citibank, NA	$102,018	20.90%	$21,117	26.10%	$102,018	1	1.46
Dime SB of New York, FSB	$115,062	23.58%	($21,227)	-15.57%	$115,062	1	1.65
First Union National Bank	$16,920	3.47%	$4,338	34.48%	$16,920	1	0.24
HSBC Bank USA	$32,591	6.68%	$6,571	25.25%	$32,591	1	0.47
Sound FS&LA	$97,619	20.00%	$10,564	12.13%	$97,619	1	1.40

Source: FDIC Summary of Deposits

FIGURE 29 – HARRISON MARKET AREA

Harrison: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$369,347	100.00%	$29,615	8.72%	$73,869	5	1.00
Commercial Banks	$168,406	45.60%	$8,250	5.15%	$56,135	3	0.76
Savings Banks	$0	0.00%	$0	0.00%	$0	0	0.00
Thrifts	$200,941	54.40%	$21,365	11.90%	$100,471	2	1.36
Credit Unions	$0	0.00%	$0	0.00%	$0	0	0.00

Harrison: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$369,347	100.00%	$29,615	8.72%	$73,869	5	1.00
Bank of New York	$102,973	27.88%	$4,434	4.50%	$51,487	2	0.70
Dime SB of New York, FSB	$131,101	35.50%	$5,777	4.61%	$131,101	1	1.77
JPMorgan Chase Bank	$65,433	17.72%	$3,816	6.19%	$65,433	1	0.89
Sound FS&LA	$69,840	18.91%	$15,588	28.73%	$69,840	1	0.95

Source: FDIC Summary of Deposits

FIGURE 30 – RYE BROOK (PORT CHESTER) MARKET AREA

Rye Brook: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$1,294,647	100.00%	$812,845	168.71%	$117,695	11	1.00
Commercial Banks	$1,187,222	91.70%	$789,162	198.25%	$169,603	7	1.44
Savings Banks	$5,283	0.41%	$5,283	0.00%	$5,283	1	0.04
Thrifts	$88,954	6.87%	$15,563	21.21%	$88,954	1	0.76
Credit Unions	$13,188	1.02%	$2,837	27.41%	$6,594	2	0.06

Rye Brook: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$1,294,647	100.00%	$812,845	168.71%	$117,695	11	1.00
Bank of New York	$165,720	12.80%	($11,237)	-6.35%	$55,240	3	0.47
First Union National Bank	$940,279	72.63%	$783,554	499.95%	$470,140	2	3.99
Fleet National Bank	$36,116	2.79%	$7,349	25.55%	$36,116	1	0.31
Hudson Valley Bank	$45,107	3.48%	$9,496	26.67%	$45,107	1	0.38
New York Community Bank	$5,283	0.41%	$5,283	0.00%	$5,283	1	0.04
Port Chester Teachers FCU	$11,207	0.87%	$3,230	40.49%	$11,207	1	0.10
Sound FS&LA	$88,954	6.87%	$15,563	21.21%	$88,954	1	0.76
Triple A Federal Credit Union	$1,981	0.15%	($393)	-16.55%	$1,981	1	0.02

Source: FDIC Summary of Deposits

FIGURE 31 – COS COB MARKET AREA

Cos Cob: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$3,365,358	100.00%	$732,732	27.83%	$73,160	46	1.00
Commercial Banks	$2,343,962	69.65%	$502,350	27.28%	$83,713	28	1.14
Savings Banks	$676,210	20.09%	$34,570	5.39%	$67,621	10	0.92
Thrifts	$295,056	8.77%	$183,658	164.87%	$73,764	4	1.01
Credit Unions	$50,130	1.49%	$12,154	32.00%	$12,533	4	0.17

Cos Cob: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$3,365,358	100.00%	$732,732	27.83%	$73,160	46	1.00
Wachovia Bank NA	$299,786	8.91%	$40,022	15.41%	$74,947	4	1.02
Citibank, FSB	$216,876	6.44%	$105,478	94.69%	$108,438	2	1.48
Cornerstone Bank	$44,480	1.32%	$26,746	150.82%	$22,240	2	0.30
Fleet National Bank	$386,926	11.50%	$1,068	0.28%	$96,732	4	1.32
Hudson United Bank	$0	0.00%	($25,724)	-100.00%	$0	0	0.00
Sound FS&LA	$78,180	2.32%	$78,180	0.00%	$39,090	2	0.53
Bank of New York	$709,998	21.10%	($156,110)	-18.02%	$118,333	6	1.62
First County Bank	$109,498	3.25%	$8,978	8.93%	$54,749	2	0.75
GHA Federal Credit Union	$16,176	0.48%	$3,548	28.10%	$8,088	2	0.11
Greenwich Bank & Trust Company	$70,486	2.09%	$70,486	0.00%	$17,622	4	0.24
JPMorgan Chase Bank	$331,722	9.86%	$174,266	110.68%	$82,931	4	1.13
Patriot National Bank	$86,842	2.58%	$86,842	0.00%	$43,421	2	0.59
People's Bank (MHC)	$566,712	16.84%	$25,592	4.73%	$70,839	8	0.97
PNC Bank, NA	$0	0.00%	($17,604)	-100.00%	$0	0	0.00
U.S. Trust Company	$413,722	12.29%	$302,358	271.50%	$206,861	2	2.83
Greenwich CT Teacher FCU	$33,954	1.01%	$8,606	33.95%	$16,977	2	0.23

Source: FDIC Summary of Deposits

FIGURE 32 – NEW CITY MARKET AREA

New City: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$1,254,879	100.00%	$215,542	20.74%	$83,659	15	1.00
Commercial Banks	$1,013,291	80.75%	$209,958	26.14%	$92,117	11	1.10
Savings Banks	$0	0.00%	$0	0.00%	$0	0	0.00
Thrifts	$241,588	19.25%	$5,584	2.37%	$60,397	4	0.72
Credit Unions	$0	0.00%	$0	0.00%	$0	0	0.00

New City: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$1,254,879	100.00%	$215,542	20.74%	$83,659	15	1.00
JPMorgan Chase Bank	$131,386	10.47%	($795)	-0.60%	$131,386	1	1.57
Provident Bank (MHC)	$105,617	8.42%	$8,800	9.09%	$52,809	2	0.63
Bank of New York	$117,099	9.33%	($34,109)	-22.56%	$39,033	3	0.47
Citibank, NA	$204,491	16.30%	$58,442	40.02%	$204,491	1	2.44
Dime SB of New York, FSB	$118,970	9.48%	($20,217)	-14.53%	$118,970	1	1.42
HSBC Bank USA	$104,845	8.35%	$56,910	118.72%	$104,845	1	1.25
Hudson United Bank	$0	0.00%	$0	0.00%	$0	0	0.00
Keybank National Association	$204,872	16.33%	$110,247	116.51%	$204,872	1	2.45
Manufacturers & Traders Tr Co	$9,598	0.76%	$9,598	0.00%	$9,598	1	0.11
North Fork Bank	$35,187	2.80%	$2,658	8.17%	$35,187	1	0.42
Sound FS&LA	$17,001	1.35%	$17,001	0.00%	$17,001	1	0.20
Union State Bank	$205,813	16.40%	$7,007	3.52%	$102,907	2	1.23

Source: FDIC Summary of Deposits

FIGURE 33 - PEEKSKILL MARKET AREA

Peekskill: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$347,155	100.00%	($7,334)	-2.07%	$69,431	5	1.00
Commercial Banks	$272,336	78.45%	($12,457)	-4.37%	$68,084	4	0.98
Savings Banks	$0	0.00%	$0	0.00%	$0	0	0.00
Thrifts	$74,819	21.55%	$5,123	7.35%	$74,819	1	1.08
Credit Unions	$0	0.00%	$0	0.00%	$0	0	0.00

Peekskill: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$347,155	100.00%	($7,334)	-2.07%	$69,431	5	1.00
Bank of New York	$76,389	22.00%	$4,039	5.58%	$76,389	1	1.10
First Union National Bank	$63,757	18.37%	($12,145)	-16.00%	$63,757	1	0.92
Hudson Valley Bank	$28,858	8.31%	($12,438)	-30.12%	$28,858	1	0.42
JPMorgan Chase Bank	$103,332	29.77%	$8,087	8.49%	$103,332	1	1.49
Sound FS&LA	$74,819	21.55%	$5,123	7.35%	$74,819	1	1.08

Source: FDIC Summary of Deposits

FIGURE 34 – YORKTOWN HEIGHTS MARKET AREA

Yorktown Heights: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$347,513	100.00%	$74,580	27.33%	$57,919	6	1.00
Commercial Banks	$296,369	85.28%	$63,899	27.49%	$59,274	5	1.02
Savings Banks	$0	0.00%	$0	0.00%	$0	0	0.00
Thrifts	$51,144	14.72%	$10,681	26.40%	$51,144	1	0.88
Credit Unions	$0	0.00%	$0	0.00%	$0	0	0.00

Yorktown Heights: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$347,513	100.00%	$74,580	27.33%	$57,919	6	1.00
Bank of New York	$45,018	12.95%	$2,118	4.94%	$45,018	1	0.78
Citibank, NA	$78,545	22.60%	$21,279	37.16%	$78,545	1	1.36
First Union National Bank	$64,831	18.66%	$18,574	40.15%	$64,831	1	1.12
Fleet National Bank	$44,873	12.91%	$14,802	49.22%	$44,873	1	0.77
JPMorgan Chase Bank	$63,102	18.16%	$7,126	12.73%	$63,102	1	1.09
Sound FS&LA	$51,144	14.72%	$10,681	26.40%	$51,144	1	0.88

Source: FDIC Summary of Deposits

FIGURE 35 – MOHEGAN LAKE MARKET AREA

Mohegan Lake: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$721,245	100.00%	$16,581	2.35%	$55,480	13	1.00
Commercial Banks	$447,649	62.07%	($72,202)	-13.89%	$63,950	7	1.15
Savings Banks	$173,159	24.01%	$33,634	24.11%	$86,580	2	1.56
Thrifts	$74,258	10.30%	$51,999	233.61%	$24,753	3	0.45
Credit Unions	$26,179	3.63%	$3,150	13.68%	$26,179	1	0.47

Mohegan Lake: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$721,245	100.00%	$16,581	2.35%	$55,480	13	1.00
JPMorgan Chase Bank	$178,685	24.77%	($146,027)	-44.97%	$89,343	2	1.61
Putnam County Savings Bank	$91,619	12.70%	$39,257	74.97%	$91,619	1	1.65
Citibank, NA	$82,067	11.38%	$18,127	28.35%	$82,067	1	1.48
First Federal Savings Bank	$0	0.00%	($22,259)	-100.00%	$0	0	0.00
Sound FS&LA	$43,936	6.09%	$43,936	0.00%	$43,936	1	0.79
HSBC Bank USA	$70,136	9.72%	$18,873	36.82%	$35,068	2	0.63
Hudson River Teachers FCU	$26,179	3.63%	$3,150	13.68%	$26,179	1	0.47
Union State Bank	$61,832	8.57%	$25,218	68.88%	$61,832	1	1.11
Yonkers S&LA, FA	$30,322	4.20%	$30,322	0.00%	$15,161	2	0.27
First Union National Bank	$54,929	7.62%	$11,607	26.79%	$54,929	1	0.99
Emigrant Savings Bank	$81,540	11.31%	($5,623)	-6.45%	$81,540	1	1.47

Source: FDIC Summary of Deposits

FIGURE 36 – NEW ROCHELLE MARKET AREA

New Rochelle: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$509,897	100.00%	$17,888	3.64%	$72,842	7	1.00
Commercial Banks	$509,699	99.96%	$18,094	3.68%	$84,950	6	1.17
Savings Banks	$0	0.00%	$0	0.00%	$0	0	0.00
Thrifts	$0	0.00%	$0	0.00%	$0	0	0.00
Credit Unions	$198	0.04%	($206)	-50.99%	$198	1	0.00

New Rochelle: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$509,897	100.00%	$17,888	3.64%	$72,842	7	1.00
Banco Popular North Amer	$29,176	5.72%	$29,176	0.00%	$29,176	1	0.40
Bank of New York	$82,777	16.23%	($3,554)	-4.12%	$82,777	1	1.14
Fleet National Bank	$100,095	19.63%	($8,532)	-7.85%	$100,095	1	1.37
HSBC Bank USA	$136,301	26.73%	($27,303)	-16.69%	$136,301	1	1.87
JPMorgan Chase Bank	$120,806	23.69%	($12,237)	-9.20%	$120,806	1	1.66
Union State Bank	$40,544	7.95%	$40,544	0.00%	$40,544	1	0.56
NRPO Employees FCU	$198	0.04%	($206)	-50.99%	$198	1	0.00

Source: FDIC Summary of Deposits

FIGURE 37 – BALDWIN PLACE MARKET AREA

Baldwin Place: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$291,919	100.00%	$50,784	21.06%	$58,384	5	1.00
Commercial Banks	$188,072	64.43%	$25,387	15.61%	$47,018	4	0.81
Savings Banks	$103,847	35.57%	$25,397	32.37%	$103,847	1	1.78
Thrifts	$0	0.00%	$0	0.00%	$0	0	0.00
Credit Unions	$0	0.00%	$0	0.00%	$0	0	0.00

Baldwin Place: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$291,919	100.00%	$50,784	21.06%	$58,384	5	1.00
HSBC Bank USA	$43,355	14.85%	$11,684	36.89%	$43,355	1	0.74
Hudson United Bank	$26,426	9.05%	($14,840)	-35.96%	$26,426	1	0.45
Mahopac National Bank	$118,291	40.52%	$28,543	31.80%	$59,146	2	1.01
Putnam County Savings Bank	$103,847	35.57%	$25,397	32.37%	$103,847	1	1.78

Source: FDIC Summary of Deposits

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This chapter presents an analysis of the Bank's operations against a Comparable Group of publicly traded thrifts. The Comparable Group ("Comparable Group") was selected from a universe of 250 public thrifts as of September 10, 2002. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the fair market valuation of the Bank. Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, interest rate risk and recent operating results can be measured against the Comparable Group. The Comparable Group current market pricing coupled with the appropriate adjustments for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the to-be-issued common stock.

SELECTION SCREENS

The selection screens utilized to identify possible Comparables from the list of 250 publicly traded thrifts at September 10, 2002 included:


Query: SEC/Public Companies
Step 1: Start with only those companies that meet the following criteria: (Leave blank to include ALL companies)
Connector | Field | Comparison | Value
1 | | Conversion Type | Does Not Equal (<>) | Mutual Holding Co
2 | And | IPO Date | Earlier Than or Equa | 6/30/2001
3 | And | Merger or Acquisition Target? | Is (=) | False
4 | And | Total Assets.MstRctQtr.Restated | Greater Than (>) | 625000
5 | And | Total Assets.MstRctQtr.Restated | Less Than (<) | 1250000
6 | And | Region | In | MA , NE
Add Line
Insert Line
Delete Line
Group Line
Delete Query
Help
Step 2: From the group of companies determined by Step 1, limit my list to:
Do Not Limit - Return the Entire Set
Define Limit
OK
Cancel

The utilization of the screens produced a list of 14 institutions, as shown in figure 38.

FIGURE 38 - SCREENING RESULTS

Ticker	Short Name	Exchange	City	State	Number of Offices
		Corporate			
	Comparable Thrift Data				
ABBK	Abington Bancorp, Inc.	NASDAQ	Abington	MA	13
BHL	Berkshire Hills Bancorp, Inc.	AMEX	Pittsfield	MA	11
FBBC	First Bell Bancorp, Inc.	NASDAQ	Pittsburgh	PA	7
FMCO	FMS Financial Corporation	NASDAQ	Burlington	NJ	34
GAF	GA Financial, Inc.	AMEX	Pittsburgh	PA	13
MASB	MASSBANK Corp.	NASDAQ	Reading	MA	15
NMIL	NewMil Bancorp, Inc.	NASDAQ	New Milford	CT	18
NEPF	Northeast Pennsylvania Financial Corp.	NASDAQ	Hazleton	PA	19
PFNC	Progress Financial Corporation	NASDAQ	Blue Bell	PA	20
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	13
THTL	Thistle Group Holdings, Co.	NASDAQ	Philadelphia	PA	13
TRYF	Troy Financial Corporation	NASDAQ	Troy	NY	21
WSBI	Warwick Community Bancorp, Inc.	NASDAQ	Warwick	NY	8
WRO	Woronoco Bancorp Inc.	AMEX	Westfield	MA	12

FinPro recognized that Thistle Group Holdings, Co. was a second step and chose to eliminate it, as it would be considered in the second step analysis. As such, the comparable group consists of 13 remaining thrifts as shown in figure 39.

FIGURE 39 - COMPARABLE GROUP

Ticker	Short Name	Exchange	City	State	Number of Offices
		Corporate			
	Comparable Thrift Data				
ABBK	Abington Bancorp, Inc.	NASDAQ	Abington	MA	13
BHL	Berkshire Hills Bancorp, Inc.	AMEX	Pittsfield	MA	11
FBBC	First Bell Bancorp, Inc.	NASDAQ	Pittsburgh	PA	7
FMCO	FMS Financial Corporation	NASDAQ	Burlington	NJ	34
GAF	GA Financial, Inc.	AMEX	Pittsburgh	PA	13
MASB	MASSBANK Corp.	NASDAQ	Reading	MA	15
NMIL	NewMil Bancorp, Inc.	NASDAQ	New Milford	CT	18
NEPF	Northeast Pennsylvania Financial Corp.	NASDAQ	Hazleton	PA	19
PFNC	Progress Financial Corporation	NASDAQ	Blue Bell	PA	20
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	13
TRYF	Troy Financial Corporation	NASDAQ	Troy	NY	21
WSBI	Warwick Community Bancorp, Inc.	NASDAQ	Warwick	NY	8
WRO	Woronoco Bancorp Inc.	AMEX	Westfield	MA	12

SELECTION CRITERIA

Excluded from the Comparable Group were institutions that were pending mergers or acquisitions along with companies whose prices appear to be distorted by speculative factors or unusual operating conditions. Also, institutions that completed their conversions within the last year were also excluded as the earnings of newly converted institutions do not reflect a full years benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. Finally, all MHC's were eliminated.

In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. The goal of the selection criteria process is to find those institutions that most closely match those of the Bank. None of the Comparables selected will be exact clones of the Bank. After examining numerous potential screening criteria, the members of the Comparable Group were selected based primarily upon their size and geographic location.

As the following analysis delineates, the Comparable Group exhibits similar characteristics to the Bank.

1. Asset size The Comparable Group should have a similar asset size to the Bank. Similar sized institutions are appropriate for the peer group due to similar sized branch network, greater financial strength, access to diverse markets and capacity in terms of infrastructure. The Comparable Group ranged in size from $649.7 million to $1.142.8 billion in total assets with a median of $871.9 million. The Bank's asset size was $651.5 million as of June 30, 2002 and will be $702.0 million on a pro forma basis at the midpoint of the valuation range.

2. Profitability The Comparable Group should have similar profitability characteristics to the Bank. As such, the Comparable Group has a median ROAA of 0.84% and a median ROAE of 8.93% for the most recent quarter available. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.41% to a high of 1.29% while the ROAE measure ranged from a low of 5.88% to a high of 17.43%. The Bank had a ROAA of 1.36% and ROAE of 14.03% for the three month period ending June 30, 2002.

3. Capital level The Comparable Group should have a capital level similar to the Bank's. Capital is important in that it is a determinant of asset size and regulatory rating. Institutions with capital in a similar range as the Bank were selected. The median equity to assets ratio for the Comparable Group was 8.38% with a high of 14.21% and a low of 5.14%. At June 30, 2002, the Bank had an equity to assets ratio of 9.80%. On a pro forma basis, at the midpoint the Bank would have an equity to assets ratio of 16.29%.

4. Asset Mix The asset mix is important in the selection criteria for Comparables. At June 30, 2002, the Bank had a net loans to assets ratio of 67.50%. The median loan to asset ratio for the Comparables was 53.45%, ranging from a low of 33.01% to a high of 76.93%.

5. Operating strategy An institution's operating characteristics are important because they determine future performance. They also affect expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization, and non-financial factors such as management strategies and lines of business.

6. Date of conversion Recent conversions, those completed after June 30, 2001, were excluded since the earnings of a newly converted institution do not reflect a full year's benefits of reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

All data presented in Figure 40 is from SNL Securities utilizing the most recent quarter for balance sheet and income statement related items. All data for the Bank is from the prospectus or the audited financials.

FIGURE 40 - KEY FINANCIAL INDICATORS

	The Bank	***Comparable Group Median***
	At June 30, 2002	Most Recent Quarter
Balance Sheet Data		
Gross Loans to	80.74	81.29
Total Net Loans to	67.14	53.45
Deposits to	83.60	69.05
Borrowed Funds to	5.39	23.01
Balance Sheet Growth		
Asset Growth	17.62	6.70
Loan Growth	18.21	3.38
Deposit Growth	19.02	6.02
Capital		
Equity to	8.87	8.38
Tangible Equity to	8.87	8.38
Intangible Assets to	21.89	3.34
Equity + Reserves to	10.15	9.05
Total Capital to Risk Adjusted	6.63	8.97

	The Bank	***Comparable Group Median***
	At June 30, 2002	Most Recent Quarter
Asset Quality		
Non-Performing Loans to	0.22	0.34
Reserves to Non-Performing	238.92	162.01
Non-Performing Assets to	0.15	0.38
Non-Performing Assets to	1.51	3.25
Reserves to Net	0.52	1.02
Reserves to Non-Performing Assets + 90	238.92	161.48
Profitability		
Return on Average	1.36	0.84
Return on Average	14.03	8.93
Income Statement		
Yield on Average Earning	6.53	6.34
Cost of Interest Bearing	2.52	3.48
Net Interest	4.01	2.83
Net Interest	4.18	3.26
Noninterest Income to Average	0.11	0.56
Noninterest Expense to Average	1.79	2.51
Efficiency	44.04	62.55
Overhead	42.53	53.08

Source: The Bank Offering Prospectus, FinPro calculations and SNL Securities
Note: All of the Bank data is for the six months ended June 30, 2002, annualized where appropriate.
Note: All of the Comparable data is as of the most recent quarter.

4. Market Value Determination

INTRODUCTION

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments delineated in this section are made from a potential investor's viewpoints. A potential investor includes depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based, but the major ones utilized for purposes of this report include:

- Balance Sheet Strength
- Asset Quality
- Earnings Quality, Predictability and Growth
- Market Area
- Management
- Dividends
- Liquidity of the Issue
- Recent Regulatory Matters
- Market for Seasoned Thrift Stocks
- Acquisition Market

After identifying the adjustments that should be made to market value, the pro forma market value for the Bank is computed and adjusted. The estimated pro forma market value for the Bank is then compared with the market valuation ratios of the Comparable Group, recently converted public thrifts and the aggregate ratios for all public thrifts.

BALANCE SHEET STRENGTH

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following tables summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 41 - KEY BALANCE SHEET DATA

		Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data					
ABBK	Abington Bancorp, Inc.	798,491	62.99	43.50	69.05	23.01
BHL	Berkshire Hills Bancorp, Inc.	1,042,278	106.90	76.93	71.97	13.99
FBBC	First Bell Bancorp, Inc.	871,926	71.24	46.46	65.22	24.29
FMCO	FMS Financial Corporation	1,049,880	48.74	34.67	71.14	20.60
GAF	GA Financial, Inc.	858,369	90.43	55.19	61.03	25.81
MASB	MASSBANK Corp.	996,439	37.64	33.01	87.70	0.02
NMIL	NewMil Bancorp, Inc.	649,692	65.34	53.45	81.80	8.57
NEPF	Northeast Pennsylvania Financial Corp.	874,545	83.94	54.90	65.41	23.83
PFNC	Progress Financial Corporation	904,002	76.23	53.26	69.87	19.42
THRD	TF Financial Corporation	728,186	81.29	48.84	60.08	30.54
TRYF	Troy Financial Corporation	1,142,819	90.93	66.97	73.65	9.98
WSBI	Warwick Community Bancorp, Inc.	807,749	123.96	68.45	55.22	32.50
WRO	Woronoco Bancorp Inc.	710,115	120.60	64.92	53.83	35.08
	Average	879,576	81.56	53.89	68.15	20.59
	Median	871,926	81.29	53.45	69.05	23.01
	Maximum	1,142,819	123.96	76.93	87.70	35.08
	Minimum	649,692	37.64	33.01	53.83	0.02
	Sound Federal Bancorp (MHC)	651,465	80.74	67.50	83.60	5.37
	Variance to the Comparable Median	(220,461)	(0.55)	14.05	14.55	(17.64)

Sources: SNL and Offering Circular, FinPro Computations

Liquidity - The liquidity of the Bank and the Comparable Group are sufficient to meet all regulatory guidelines.

Asset Composition - The Bank's net loan to asset ratio of 67.50% is above the median of 53.45%, for the Comparable Group.

Funding Mix - The Bank had a stronger funding mix than the Comparable Group. The Bank's deposits to assets ratio was 83.60% and the borrowings to assets ratio was 5.37%. The Comparable Group's deposits to assets and borrowings to assets ratios were 69.05% and 23.01%, respectively.

The following figure illustrates that the Bank's assets, loans and deposits have grown quicker than the Comparable Group has.

FIGURE 42 - BALANCE SHEET GROWTH DATA

		Balance Sheet Growth as of the MRQ		
Ticker	**Short Name**	**Asset Growth Rate (%)**	**Loan Growth Rate (%)**	**Deposit Growth Rate (%)**
	Comparable Thrift Data			
ABBK	Abington Bancorp, Inc.	-23.93	-19.32	18.94
BHL	Berkshire Hills Bancorp, Inc.	2.95	8.22	4.68
FBBC	First Bell Bancorp, Inc.	-0.18	-10.78	-3.26
FMCO	FMS Financial Corporation	6.70	4.07	6.02
GAF	GA Financial, Inc.	-5.60	17.64	-10.73
MASB	MASSBANK Corp.	3.07	-19.56	2.95
NMIL	NewMil Bancorp, Inc.	23.48	11.89	29.14
NEPF	Northeast Pennsylvania Financial Corp.	10.61	-18.93	5.17
PFNC	Progress Financial Corporation	13.27	2.94	8.28
THRD	TF Financial Corporation	4.09	-16.17	4.83
TRYF	Troy Financial Corporation	9.33	3.38	7.97
WSBI	Warwick Community Bancorp, Inc.	15.06	30.64	13.29
WRO	Woronoco Bancorp Inc.	9.05	15.55	8.13
	Average	5.22	0.74	7.34
	Median	6.70	3.38	6.02
	Maximum	23.48	30.64	29.14
	Minimum	(23.93)	(19.56)	(10.73)
	Sound Federal Bancorp (MHC)	17.62	18.19	19.02
	Variance to the Comparable Median	10.92	14.81	13.00

Sources: SNL and Offering Circular, FinPro Computations

FIGURE 43 - CAPITAL DATA

		Capital as of The Most Recent Quarter				
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity	Equity + Reserves/ Assets (%)	Total Capital/ Risk Adjusted Assets (%)
	Comparable Thrift Data					
ABBK	Abington Bancorp, Inc.	5.65	5.40	4.77	6.33	6.35
BHL	Berkshire Hills Bancorp, Inc.	12.95	12.08	7.59	14.00	10.45
FBBC	First Bell Bancorp, Inc.	8.38	8.38	0.00	8.48	9.10
FMCO	FMS Financial Corporation	5.14	5.14	0.00	5.54	6.54
GAF	GA Financial, Inc.	11.48	11.45	0.27	11.91	8.97
MASB	MASSBANK Corp.	11.69	11.60	0.94	11.96	10.98
NMIL	NewMil Bancorp, Inc.	8.20	6.89	17.19	9.05	6.39
NEPF	Northeast Pennsylvania Financial Corp.	8.19	6.81	18.07	8.75	5.80
PFNC	Progress Financial Corporation	7.02	6.83	2.77	7.90	8.23
THRD	TF Financial Corporation	8.36	7.75	7.83	8.62	6.35
TRYF	Troy Financial Corporation	14.21	11.80	19.24	15.48	11.70
WSBI	Warwick Community Bancorp, Inc.	10.06	9.76	3.34	10.57	9.95
WRO	Woronoco Bancorp Inc.	10.29	10.05	2.64	10.72	9.71
	Average	9.36	8.76	6.51	9.95	8.50
	Median	8.38	8.38	3.34	9.05	8.97
	Maximum	14.21	12.08	19.24	15.48	11.70
	Minimum	5.14	5.14	0.00	5.54	5.80
	Sound Federal Bancorp (MHC)	9.80	7.82	21.89	10.15	6.63
	Variance to the Comparable Median	1.42	(0.56)	18.55	1.10	(2.34)

Sources: SNL and Offering Circular, FinPro Computations

Capitalization - The Comparable Group's median tangible equity to assets ratio of 8.38% is below the Bank's ratio of 7.82%. The Bank has less capital than the Comparable Group, but will have more after the second step conversion.

Intangible Levels - One of the most important factors influencing market values is the level of intangibles that an institution carries on its books. The Comparable Group's median intangible assets to equity ratio of 3.34% is much lower than the Bank's 21.89%.

The Bank has a better asset and liability mix and has demonstrated the ability to grow loans and deposits at a quicker rate relative to the Comparable Group. As such, there should be an upward adjustment to the Comparable Group for this measure.

ASSET QUALITY

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans and levels of ALLL to assess the attractiveness of investing in the common stock of an institution.

FIGURE 44 - ASSET QUALITY TABLE

		Asset Quality as of The Most Recent Quarter					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
ABBK	Abington Bancorp, Inc.	0.96	162.01	0.42	7.39	1.56	161.48
BHL	Berkshire Hills Bancorp, Inc.	0.30	459.82	0.42	3.25	1.37	196.95
FBBC	First Bell Bancorp, Inc.	0.34	67.37	0.16	1.88	0.23	67.37
FMCO	FMS Financial Corporation	1.00	116.49	0.38	7.32	1.17	107.96
GAF	GA Financial, Inc.	0.34	232.87	0.21	1.81	0.78	207.17
MASB	MASSBANK Corp.	0.12	655.58	0.04	0.35	0.80	655.58
NMIL	NewMil Bancorp, Inc.	0.24	648.65	0.16	1.92	1.59	420.70
NEPF	Northeast Pennsylvania Financial Corp.	0.90	113.11	0.55	6.73	1.02	101.24
PFNC	Progress Financial Corporation	1.81	91.83	1.46	20.87	1.67	53.50
THRD	TF Financial Corporation	1.10	48.28	0.54	6.45	0.53	48.28
TRYF	Troy Financial Corporation	0.33	567.58	0.24	1.67	1.89	535.30
WSBI	Warwick Community Bancorp, Inc.	0.53	139.45	0.50	5.01	0.74	100.17
WRO	Woronoco Bancorp Inc.	0.25	256.81	0.17	1.61	0.65	256.81
	Average	0.63	273.83	0.40	5.10	1.08	224.04
	Median	0.34	162.01	0.38	3.25	1.02	161.48
	Maximum	1.81	655.58	1.46	20.87	1.89	655.58
	Minimum	0.12	48.28	0.04	0.35	0.23	48.28
	Sound Federal Bancorp (MHC)	0.22	238.92	0.15	1.51	0.52	238.92
	Variance to the Comparable Median	(0.12)	76.91	(0.23)	(1.74)	(0.50)	77.44

Sources: SNL and Offering Circular, FinPro Computations

The Bank's nonperforming loans ("NPL") to total loans ratio of 0.22% is below the Comparable Group median of 0.34%. Offsetting this modest positive factor, the Bank's reserve level, at 0.52% of loans, is below the Comparable median of 1.02%. As such, no adjustment is warranted for this measure.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- noninterest income
- noninterest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on net interest income.

The Bank's net income for the past year has steadily increased. For the past year, the Bank's income has increased from $1.2 million in June 2001 to $2.2 million in June 2002.

FIGURE 45 - NET INCOME CHART


Quarterly Net Income For Past Year
($ In Thousands)
2,500
2,000
1,500
1,000
500
0
$1,175
$1,372
$1,465
$1,758
$2,161
06/01 Q
09/01 Q
12/01 Q
03/02 Q
06/02 Q

Source: Offering Prospectus

The Bank's ROAA and ROAE demonstrate strength when compared to the Comparable Group. The Bank's ROAA and ROAE were 1.36% and 14.03%, respectively. These ratios are above the Comparable Group median for both measures. It is anticipated that the bank's ROA and ROE will decrease after the second step, trending more toward the Comparable Group.

FIGURE 46 - PROFITABILITY DATA

		Profitability as of The Most Recent Quarter	
Ticker	Short Name	Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data		
ABBK	Abington Bancorp, Inc.	0.83	16.42
BHL	Berkshire Hills Bancorp, Inc.	0.82	6.15
FBBC	First Bell Bancorp, Inc.	1.15	13.71
FMCO	FMS Financial Corporation	0.89	17.43
GAF	GA Financial, Inc.	0.71	6.25
MASB	MASSBANK Corp.	1.09	9.29
NMIL	NewMil Bancorp, Inc.	1.13	13.59
NEPF	Northeast Pennsylvania Financial Corp.	0.72	8.93
PFNC	Progress Financial Corporation	0.41	5.88
THRD	TF Financial Corporation	0.51	6.23
TRYF	Troy Financial Corporation	1.21	8.42
WSBI	Warwick Community Bancorp, Inc.	1.29	12.81
WRO	Woronoco Bancorp Inc.	0.84	8.12
	Average	0.89	10.25
	Median	0.84	8.93
	Maximum	1.29	17.43
	Minimum	0.41	5.88
	Sound Federal Bancorp (MHC)	1.36	14.03
	Variance to the Comparable Median	0.52	5.10

Sources: SNL and Offering Circular, FinPro Computations

FIGURE 47 - INCOME STATEMENT DATA

		Income Statement as of The Most Recent Quarter							
Ticker	Short Name	Net Interest Margin (%)	Interest Income/ Avg Assets (%)	Interest Expense/ Avg Assets (%)	Net Interest Income/ Avg Assets (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
ABBK	Abington Bancorp, Inc.	3.26	6.32	3.84	2.48	1.39	3.07	70.31	56.51
BHL	Berkshire Hills Bancorp, Inc.	4.36	6.78	2.92	3.86	1.18	3.55	60.67	49.34
FBBC	First Bell Bancorp, Inc.	1.47	5.34	4.08	1.26	0.24	0.62	37.32	26.61
FMCO	FMS Financial Corporation	3.45	6.12	2.65	3.47	0.42	2.27	62.55	57.68
GAF	GA Financial, Inc.	2.66	6.12	4.00	2.12	0.37	2.09	70.72	66.55
MASB	MASSBANK Corp.	2.48	4.93	2.74	2.19	0.20	1.21	46.00	41.63
NMIL	NewMil Bancorp, Inc.	3.96	6.35	2.62	3.73	0.56	2.54	59.31	53.08
NEPF	Northeast Pennsylvania Financial Corp.	3.14	6.68	3.85	2.83	1.25	2.79	62.60	46.97
PFNC	Progress Financial Corporation	3.55	6.40	3.31	3.09	1.28	3.74	78.70	70.53
THRD	TF Financial Corporation	2.71	6.07	3.53	2.54	0.23	1.86	63.87	60.71
TRYF	Troy Financial Corporation	4.05	6.34	2.67	3.67	0.70	2.51	57.13	48.98
WSBI	Warwick Community Bancorp, Inc.	3.75	6.74	3.48	3.26	0.87	2.52	56.89	46.38
WRO	Woronoco Bancorp Inc.	3.14	6.37	3.54	2.83	0.44	2.42	70.75	66.37
	Average	3.23	6.20	3.33	2.87	0.70	2.40	61.29	53.18
	Median	3.26	6.34	3.48	2.83	0.56	2.51	62.55	53.08
	Maximum	4.36	6.78	4.08	3.86	1.39	3.74	78.70	70.53
	Minimum	1.47	4.93	2.62	1.26	0.20	0.62	37.32	26.61
	Sound Federal Bancorp (MHC)	4.18	6.53	2.52	4.01	0.11	1.79	44.04	42.53
	Variance to the Comparable Average	0.95	0.33	(0.81)	1.14	(0.59)	(0.61)	(17.25)	(10.65)

Sources: SNL and Offering Circular, FinPro Computations

The Bank's yield on average assets is 33 bps higher than the Comparable *average.* Additionally, the Bank's cost of funds is 81 bps lower than the Comparable Group *average.* Partially offsetting this spread advantage, the Bank's noninterest income is below the Comparable Group *average*, while the Bank's noninterest expense is below the Comparable *average.* Overall, the Bank's efficiency ratio is 17.25% lower than the Comparable *average.*

Currently, investors are focusing on earnings sustainability as the interest rate volatility has caused wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Based on the Bank's historical earnings performance, an upward adjustment is warranted to the market value for earnings.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. Specifics on the Bank's market were delineated in Section 2 - Market Area Analysis. The following are discussions with respect to the various data sets utilized for the market analysis.

All of the Bank's ten current markets have experienced population growth. Eight of these markets have grown more than 6.00% between 1990 and 2001. Six of these markets have grown more quickly than the market total at 9.27%. Household income in three of the ten markets is above the market average.

The average branch size in the Bank's markets range from $55.5 million to $117.7 million. Five of the Bank's ten markets have grown in excess of 20% between 1997 and 2001.

When comparing Sound's markets to the Comparable groups' markets:

- Sound's population and households have grown and are expected to grow more rapidly than their respective comparable medians.
- Sound's median household income and per capita income for both 2001 and estimated for 2006 is higher than the Comparable medians.
- Sound's average branch size is higher than the Comparable Group median in West Chester and Fairfield Counties, but lower in Rockland County.

Based on these considerations a modest upward adjustment is warranted for this factor.

FIGURE 48 – COUNTY DEMOGRAPHIC DATA

Holding Company	County	Population Growth 1990 - 2001	Expected Population Growth 2001-2006	Household Growth 1990 - 2000	Expected Household Growth 2001 - 2006	Median Household Income 2001	Exp. Med. Household Income 2006	Per Capita Income 2001	Per Capita Income 2006
Abington Bancorp Inc.	Plymouth	9.28%	2.89%	13.43%	4.07%	$ 58,321	$ 40,889	$ 25,948	$ 30,966
Abington Bancorp Inc.	Norfolk	5.98%	1.74%	12.12%	3.57%	68,924	46,285	34,980	42,782
Berkshire Hills Bancorp Inc.	Berkshire	-3.37%	-1.74%	2.16%	-0.12%	41,819	30,541	23,126	27,490
First Bell Bancorp Inc.	Allegheny	-4.35%	-2.09%	0.05%	-0.75%	42,460	28,206	25,786	31,555
FMS Financial Corp.	Burlington	7.79%	2.30%	12.94%	3.97%	60,729	42,407	27,854	33,103
FMS Financial Corp.	Camden	1.35%	0.02%	1.97%	0.06%	51,360	36,210	24,003	28,115
FMS Financial Corp.	Gloucester	11.50%	3.34%	14.57%	4.08%	56,716	39,433	23,852	28,310
GA Financial Inc.	Allegheny	-4.35%	-2.09%	0.05%	-0.75%	42,460	28,206	25,786	31,555
GA Financial Inc.	Westmoreland	-0.08%	-0.56%	5.27%	1.09%	37,416	25,814	21,077	25,550
MASSBANK Corp.	Middlesex	5.16%	1.57%	11.09%	3.28%	69,994	43,933	35,686	44,794
NewMil Bancorp Inc.	Fairfield	7.16%	2.42%	9.04%	2.94%	83,836	49,958	46,794	58,849
NewMil Bancorp Inc.	Litchfield	5.01%	1.49%	6.89%	2.00%	56,666	42,622	28,187	31,898
NewMil Bancorp Inc.	New Haven	2.66%	0.72%	4.51%	1.28%	54,701	38,537	27,161	31,880
Northeast PA Financial Corp.	Luzerne	-2.89%	-1.63%	0.57%	-0.70%	33,589	23,710	19,121	22,683
Northeast PA Financial Corp.	Columbia	1.62%	-0.09%	2.63%	0.49%	35,207	24,241	17,277	20,399
Northeast PA Financial Corp.	Schuylkill	-1.56%	-1.93%	-1.32%	-1.33%	31,702	23,117	17,008	19,760
Northeast PA Financial Corp.	Carbon	3.83%	0.97%	4.46%	1.10%	37,339	25,429	18,467	21,792
Northeast PA Financial Corp.	Monroe	48.24%	11.47%	49.81%	11.72%	40,705	32,471	17,828	19,495
Northeast PA Financial Corp.	Northumberland	-2.44%	-2.21%	-2.51%	-1.78%	31,407	22,147	16,601	19,370
Progress Financial Corp.	Montgomery	11.58%	3.53%	16.02%	4.69%	65,795	43,811	35,867	42,999
Progress Financial Corp.	Philadelphia	-4.54%	-1.79%	-3.88%	-1.47%	35,604	24,723	18,721	21,924
Progress Financial Corp.	Delaware	0.66%	-0.19%	2.35%	0.38%	57,166	37,392	28,234	33,937
Progress Financial Corp.	Chester	16.32%	4.90%	18.49%	5.33%	82,269	45,671	39,053	50,253
Progress Financial Corp.	Bucks	11.22%	3.37%	15.22%	4.44%	64,680	43,407	29,484	35,160
Progress Financial Corp.	Hunterdon	14.36%	4.32%	21.01%	6.05%	90,520	54,764	41,726	52,699
TF Financial Corp.	Philadelphia	-4.54%	-1.79%	-3.88%	-1.47%	35,604	24,723	18,721	21,924
TF Financial Corp.	Bucks	11.22%	3.37%	15.22%	4.44%	64,680	43,407	29,484	35,160
TF Financial Corp.	Mercer	8.25%	2.51%	10.69%	3.00%	65,844	41,309	32,369	39,947
Troy Financial Corp.	Greene	8.31%	2.65%	11.10%	3.60%	37,595	27,474	18,768	21,632
Troy Financial Corp.	Rensselaer	-0.60%	-0.50%	2.80%	0.58%	44,615	32,016	21,465	25,132
Troy Financial Corp.	Washington	3.11%	0.92%	6.93%					
Troy Financial Corp.	Albany	0.75%	-0.09%	3.66%	0.86%	47,678	33,416	25,391	29,913
Troy Financial Corp.	Schenectady	-1.59%	-0.95%	1.46%	0.07%	45,647	31,546	24,393	29,018
Troy Financial Corp.	Warren	7.44%	2.28%	11.04%	3.48%	42,317	30,466	22,212	26,117
Troy Financial Corp.	Saratoga	11.48%	3.56%	16.55%	5.11%	51,136	36,624	24,072	28,254
Troy Financial Corp.	Schoharie	-0.30%	0.10%	4.54%	1.40%	36,300	26,019	17,452	20,490
Warwick Community Bancorp	Orange	11.83%	3.87%	12.37%	3.99%	51,605	39,258	21,270	23,977
Warwick Community Bancorp	Putnam	15.12%	4.62%	18.04%	5.64%	76,874	53,739	31,442	36,824
Warwick Community Bancorp	Bergen	7.68%	2.51%	10.63%	3.20%	76,672	49,323	40,391	49,412
Woronoco Bancorp Inc.	Hampden	0.00%	-0.29%	3.03%	0.62%	40,814	31,179	20,426	23,590
Woronoco Bancorp Inc.	Hampshire	4.54%	1.57%	8.46%	2.50%	48,105	34,332	22,120	26,131
Comparable Median		**4.54%**	**1.49%**	**6.93%**	**2.25%**	**49,621**	**35,271**	**24,233**	**28,664**
Sound Federal, MHC	Westchester	6.04%	1.99%	7.58%	2.60%	76,741	90,499	42,978	52,468
Sound Federal, MHC	Rockland	8.78%	2.92%	11.48%	3.72%	80,254	92,368	32,885	39,583
Sound Federal, MHC	Fairfield	7.16%	2.42%	9.04%	2.94%	83,836	101,927	46,794	58,849

FIGURE 49- BRANCH PERFORMANCE BY COUNTY

Holding Company	County	Number of Branches	Avg. Branch Size	Deposit Growth 06/97 - 06/01	Deposits 06/01	Deposits 06/00	Deposits 06/99	Deposits 06/98	Deposits 06/97
Abington Bancorp Inc.	Plymouth	8	$ 50,195	$ 111,162	$ 401,558	$ 360,723	$ 339,646	$ 324,265	$ 290,396
Abington Bancorp Inc.	Norfolk	4	19,410	54,255	77,640	60,188	44,518	34,246	23,385
Berkshire Hills Bancorp Inc.	Berkshire	12	60,866	109,376	730,394	755,549	651,968	624,657	621,018
First Bell Bancorp Inc.	Allegheny	7	78,481	39,075	549,368	519,547	488,361	474,315	510,293
FMS Financial Corp.	Burlington	31	21,069	177,794	653,152	615,011	558,822	519,658	475,358
FMS Financial Corp.	Camden	2	13,430	(11,258)	26,859	25,345	24,313	35,696	38,117
FMS Financial Corp.	Gloucester	0	NA	-	-	667	755	258	-
GA Financial Inc.	Allegheny	13	39,383	66,818	511,984	482,112	463,716	457,797	445,166
GA Financial Inc.	Westmoreland	1	16,189	2,628	16,189	20,503	18,505	17,007	13,561
MASSBANK Corp.	Middlesex	15	56,201	8,364	843,009	823,395	832,621	817,863	834,645
NewMil Bancorp Inc.	Fairfield	8	27,440	51,847	219,521	197,110	184,604	180,906	167,674
NewMil Bancorp Inc.	Litchfield	9	25,528	39,411	229,753	198,957	194,129	192,613	190,342
NewMil Bancorp Inc.	New Haven	2	11,736	23,471	23,471	19,105	12,786	8,118	-
Northeast PA Financial Corp.	Luzerne	7	43,827	64,677	306,790	277,687	272,757	258,880	242,113
Northeast PA Financial Corp.	Columbia	2	20,509	8,832	41,017	39,642	40,430	32,185	32,185
Northeast PA Financial Corp.	Schuylkill	5	21,014	(6,563)	105,070	104,279	113,453	111,137	111,633
Northeast PA Financial Corp.	Carbon	2	19,927	4,278	39,853	33,417	36,510	36,043	35,575
Northeast PA Financial Corp.	Monroe	1	4,715	4,715	4,715	-	-	-	-
Northeast PA Financial Corp.	Northumberland	1	1,533	1,533	1,533	1,696	1,896	-	-
Progress Financial Corp.	Montgomery	10	43,209	123,919	432,089	408,402	370,572	334,507	308,170
Progress Financial Corp.	Philadelphia	2	24,699	23,920	49,397	36,725	32,617	28,654	25,477
Progress Financial Corp.	Delaware	1	32,567	11,291	32,567	33,047	25,213	24,443	21,276
Progress Financial Corp.	Chester	2	37,507	68,375	75,013	69,708	26,151	12,587	6,638
Progress Financial Corp.	Bucks	4	13,848	55,392	55,392	27,601	4,418	-	-
Progress Financial Corp.	Hunterdon	1	15,670	15,670	15,670	8,304	-	-	-
TF Financial Corp.	Philadelphia	5	$ 39,684	$ (10,619)	$ 198,419	$ 200,586	$ 208,852	$ 216,449	$ 209,038
TF Financial Corp.	Bucks	5	24,170	(2,437)	120,851	130,264	125,200	122,244	123,288
TF Financial Corp.	Mercer	3	26,713	(35,361)	80,140	79,558	76,135	98,178	115,501
Troy Financial Corp.	Greene	5	33,412	7,161	167,060	175,578	177,296	163,213	159,899
Troy Financial Corp.	Rensselaer	5	68,373	15,365	341,866	315,112	322,132	323,039	326,501
Troy Financial Corp.	Washington		NA	191	22,528	22,206	23,644	24,220	22,337
Troy Financial Corp.	Albany	6	30,512	24,686	183,069	174,755	168,335	162,898	158,383
Troy Financial Corp.	Schenectady	1	27,288	(3,904)	27,288	25,348	26,631	28,184	31,192
Troy Financial Corp.	Warren	2	17,119	(5,007)	34,238	34,336	37,623	40,171	39,245
Troy Financial Corp.	Saratoga	1	46,269	(11,505)	46,269	48,083	51,846	55,472	57,774
Troy Financial Corp.	Schoharie	1	3,814	3,814	3,814	3,479	-	-	-
Warwick Community Bancorp	Orange	5	66,211	105,907	331,057	329,449	280,042	252,846	225,150
Warwick Community Bancorp	Putnam	1	46,339	(9,127)	46,339	53,671	58,883	56,278	55,466
Warwick Community Bancorp	Bergen	2	14,610	29,220	29,220	10,300	-	-	-
Woronoco Bancorp Inc.	Hampden	9	33,261	73,603	299,350	286,892	262,766	231,951	225,747
Woronoco Bancorp Inc.	Hampshire	3	12,474	5,883	37,421	39,831	39,084	36,882	31,538
Comparable Median		**3.5**	**26,713**	**11,291**	**75,013**	**60,188**	**51,846**	**55,472**	**55,466**
Sound Federal, MHC	Westchester	6	71,052	79,196	426,312	393,657	387,706	362,032	347,116
Sound Federal, MHC	Rockland	1	17,001	17,001	17,001	17,537	12,527	-	-
Sound Federal, MHC	Fairfield	1	39,090	39,090	39,090	29,439	-	-	-

MANAGEMENT

The Bank has developed a good management team with considerable banking experience and length of service with the Bank. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

DIVIDENDS

FIGURE 50 - DIVIDENDS DATA

Ticker	Short Name	Dividends: Current Dividend Yield ($)	Dividends: LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
ABBK	Abington Bancorp, Inc.	2.07	29.41
BHL	Berkshire Hills Bancorp, Inc.	1.90	34.85
FBBC	First Bell Bancorp, Inc.	3.51	25.81
FMCO	FMS Financial Corporation	1.09	10.81
GAF	GA Financial, Inc.	3.76	71.29
MASB	MASSBANK Corp.	2.79	38.74
NMIL	NewMil Bancorp, Inc.	2.53	34.31
NEPF	Northeast Pennsylvania Financial Corp.	3.01	35.00
PFNC	Progress Financial Corporation	2.07	0.00
THRD	TF Financial Corporation	2.86	33.15
TRYF	Troy Financial Corporation	1.96	34.14
WSBI	Warwick Community Bancorp, Inc.	1.48	16.26
WRO	Woronoco Bancorp Inc.	2.32	28.93
	Average	2.41	30.21
	Median	2.32	33.15
	Maximum	3.76	71.29
	Minimum	1.09	0.00
	Sound Federal Bancorp (MHC)	1.33	19.58
	Variance to the Comparable Median	(0.99)	(13.57)

Source: SNL Securities

All thirteen of the Comparable institutions have declared dividends. The median dividend payout ratio for the Comparable Group was 33.15%, ranging from a high of 71.29% to a low of 30.21%. The Bank's dividend payout ratio was 19.58%, which is below the Comparable Group median. The Bank states in the offering circular that it intends to continue cash dividends, at a level equal to $.20 per share per year.

The Bank will have the capital levels to afford to pay dividends and has a history of paying dividends. As such, no adjustment is warranted.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 51 - MARKET CAPITALIZATION DATA

		Market Data as of The Most Recent Quarter					
Ticker	Short Name	MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data						
ABBK	Abington Bancorp, Inc.	61.91	19.3500	20.2000	18.3000	14.15	13.48
BHL	Berkshire Hills Bancorp, Inc.	154.42	25.2000	27.3800	19.5000	21.97	20.30
FBBC	First Bell Bancorp, Inc.	81.60	17.0900	17.8000	15.0500	15.30	15.30
FMCO	FMS Financial Corporation	71.48	11.0584	12.8000	9.5500	8.34	8.34
GAF	GA Financial, Inc.	101.37	19.1500	19.5000	17.0000	18.63	18.58
MASB	MASSBANK Corp.	147.47	31.5500	35.5000	26.7000	24.80	24.57
NMIL	NewMil Bancorp, Inc.	85.96	19.8000	21.1500	19.0300	12.27	10.16
NEPF	Northeast Pennsylvania Financial Corp.	66.31	15.9700	17.6100	14.4500	17.48	14.32
PFNC	Progress Financial Corporation	65.78	9.6500	9.9500	7.1000	9.33	9.07
THRD	TF Financial Corporation	57.19	21.0000	23.9900	19.6200	24.56	22.64
TRYF	Troy Financial Corporation	283.62	28.5000	30.2500	26.0000	16.32	13.18
WSBI	Warwick Community Bancorp, Inc.	134.19	26.9500	33.0500	22.9500	16.31	15.77
WRO	Woronoco Bancorp Inc.	76.28	20.6500	21.4000	17.9000	19.71	19.19
	Average	106.74	20.46	22.35	17.93	16.86	15.76
	Median	81.60	19.80	21.15	18.30	16.32	15.30
	Maximum	283.62	31.55	35.50	26.70	24.80	24.57
	Minimum	57.19	9.65	9.95	7.10	8.34	8.34
	Sound Federal Bancorp (MHC)	129.49	27.10	27.10	18.85	13.36	10.44
	Variance to the Comparable Median	47.89	7.30	5.95	0.55	(2.96)	(4.86)

Source: SNL Securities

The market capitalization values of the Comparable Group range from a low of $57.19 million to a high of $283.62 million with a median market capitalization of $81.6 million. The Bank expects to have $100.0 million of market capital at the midpoint of the estimated value range on a pro forma basis.

The Bank's market capitalization will be higher than the Comparable Group's. As such, it will have enough market capitalization on an absolute basis to prove adequate.

Based on the comparison with the Comparable Group and the above data, no adjustment appears warranted.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. Much of the recent regulatory activity has centered on limiting the availability of capital market alternatives available to recently converted institutions. The major limitation is discouraging capital redistribution.

In a recently issued revised ruling, the OTS loosened the repurchase limitations for newly converted institutions. Under the interim ruling, the OTS has capped the amount of buybacks that a newly converted institution can repurchase to 5% within one year of converting, but removes restrictions thereafter.

No adjustment for this measure is warranted as both the Bank and the Comparable Group are subject to the same regulatory environment.

MARKET FOR SEASONED THRIFT STOCKS

Trading multiple data for all public thrifts as of August 30, 2002 is provided in Exhibit 8. A common measure utilized as a proxy for the performance of the thrift industry is the SNL thrift index graphically shown below and tabularly shown on the following pages:

FIGURE 52 - SNL THRIFT INDEX CHART


1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
Index Value
Jan-92
Jun-92
Nov-92
Apr-93
Sep-93
Feb-94
Jul-94
Dec-94
May-95
Oct-95
Mar-96
Aug-96
Jan-97
Jun-97
Nov-97
Apr-98
Sep-98
Feb-99
Jul-99
Dec-99
May-00
Oct-00
Mar-01
Aug-01
Jan-02
Jul-02

Source: SNL Securities

As the chart above shows, the market for thrift stocks, as measured by the SNL Thrift Index, has increased since 1992.

FIGURE 53 - EQUITY INDICES


SNL Thrift vs. the S&P 500 and Dow Jones Industrial Average
SNL Thrift
S&P 500
Dow Jones Indust.
SNL & S&P 500
Dow Jones Industrial Average
1,600
1,400
1,200
1,000
800
600
400
200
-
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Mar-94
Jun-94
Sep-94
Dec-94
Mar-95
Jun-95
Sep-95
Dec-95
Mar-96
Jun-96
Sep-96
Dec-96
Mar-97
Jun-97
Sep-97
Dec-97
Mar-98
Jun-98
Sep-98
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Apr-02
Jul-02

Source: SNL Securities

Although the Dow Jones Industrial Average saw a dramatic decline in July of 2002, the S&P 500 and SNL Thrift have only decreased a small percentage of this decline. Historically. The SNL Thrift Index has been below the S&P 500. Most recently, the SNL Thrift Index has moved above the S&P 500.

FIGURE 54 - HISTORICAL RATES


SNL Thrift and 1 Year Treasury Rates
SNL Index
Interest Rates
1400
1200
1000
800
600
400
200
0
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
SNL Thrift
1 Year Treasury Rates
Mar-94
Jun-94
Sep-94
Dec-94
Mar-95
Jun-95
Sep-95
Dec-95
Mar-96
Jun-96
Sep-96
Dec-96
Mar-97
Jun-97
Sep-97
Dec-97
Mar-98
Jun-98
Sep-98
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Apr-02

Source: Prudential Bache Securities

As the Figures 53 and 54 demonstrate, the rate rise in late 1994 correlates closely to the fall in thrift prices. The drop in rates in 1995 was one of the primary drivers of the rapid rise in the SNL index.

As the chart above illustrates, thrift prices move inversely to interest rates. As we are at a significant low in interest rates, the thrift prices are oppositely at a high. In other words the thrift prices maybe over inflated. As the SNL Thrift Index is now above the S&P 500, one of two scenarios is likely. Either the S&P Index has to fall or the S&P Index has to rise.

As such, a slight downward adjustment for this measure is warranted.

ACQUISITION MARKET

The following chart illustrates that acquisitions have dwindled.

FIGURE 55 - DEALS FOR LAST TWENTY TWO QUARTERS



140
120
100
80
60
40
20
0
Bank
Thrift
66 25
79 32
102 17
97 37
97 26
128 26
108 25
74 14
74 17
68 16
76 22
60 19
53 21
43 15
59 16
59 15
46 10
56 16
45 12
55 16
30 10
41 12
1997-1
1997-2
1997-3
1997-4
1998-1
1998-2
1998-3
1998-4
1999-1
1999-2
1999-3
1999-4
2000-1
2000-2
2000-3
2000-4
2001-1
2001-2
2001-3
2001-4
2002-1
2002-2

Source: SNL Securities

Deal multiples have increased between 2000 and 2002, with the exception of the similar size deals, which has mixed results.

FIGURE 56 - DEAL MULTIPLES

Median Price to LTM Earnings	**1998**	**1999**	**2000**	**2001**	**2002 YTD**
Thrifts - Nationwide	27.4	24.0	20.0	27.6	26.2
Thrifts - Mid Atlantic	26.6	27.6	27.5	26.8	NM
Thrifts - Deal Values $50Million - $100 Million	25.9	23.9	16.9	16.2	25.0
Average Price to Book	**1998**	**1999**	**2000**	**2001**	**2002 YTD**
Thrifts - Nationwide	209.8	185.3	142.5	158.7	165.4
Thrifts - Mid Atlantic	200.7	166.3	140.7	174.2	167.5
Thrifts - Deal Values $50Million - $100 Million	223.2	174.6	146.1	164.3	170.9
Average Price to Tangible Book	**1998**	**1999**	**2000**	**2001**	**2002 YTD**
Thrifts - Nationwide	217.1	191.5	148.8	164.3	173.3
Thrifts - Mid Atlantic	208.6	179.1	152.5	194.1	177.8
Thrifts - Deal Values $50Million - $100 Million	231.6	183.8	150.5	171.2	170.9
Median Core Deposit Premium	**1998**	**1999**	**2000**	**2001**	**2002 YTD**
Thrifts - Nationwide	22.0	21.2	16.0	15.3	16.8
Thrifts - Mid Atlantic	22.7	19.7	17.2	17.7	16.0
Thrifts - Deal Values $50Million - $100 Million	23.6	21.9	20.8	11.4	17.3

Source: SNL Securities

As the bank can not immediately sell itself, by definition the stock price of the Bank does not contain any take over speculation in their prices. Since the Comparable Group was screened to eliminate any institution with take over speculation in their stock, no adjustment is warranted for this factor.

ADJUSTMENTS TO VALUE

Overall, FinPro believes that the Bank's pro forma market value should be adjusted relative to the Comparable Group, reflecting the following adjustments.

Key Valuation Parameters	Valuation Adjustment
Balance Sheet Strength	Upward Adjustment
Asset Quality	No Adjustment
Earnings Quality, Predictability and Growth	Upward Adjustment
Market Area	Modest Upward Adjustment
Management	No Adjustment
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment
Market for Seasoned Thrift Stocks	Slight Downward
Acquisition Market	No Adjustment

5. Other Adjustments

INTEREST RATE RISK

As a result of the recent rise in interest rates, coupled with the regulatory scrutiny of institutions regarding asset/liability management, the level of interest rate risk in an institution's balance sheet could cause significant changes in that institutions level of income. As such, adjustments to the multiples should be made based on the level of interest rate risk.

The following figure, as prepared by the OTS, measures an institutions level of interest rate risk by plotting the post shock NPV Ratio at +/- 200 basis points against the interest rate sensitivity measure at +/- 200 basis points. The grid provides four levels of risk ranging from "Minimum Risk" to "Moderate Risk" to "Significant Risk" to "High Risk", with "High Risk" being the most risk and "Minimum Risk" being the least risk.

FIGURE 57 - INTEREST RATE RISK GUIDELINES FOR OTS THRIFTS

Level of Interest Rate Risk - June 30, 2002

Post-Shock	Interest Rate Sensitivity Measure			
NPV Ratio	0 - 100 bp.	100 - 200 bp.	200 - 400 bp.	Over 400 bp.
Over 10%	Minimum Risk (1)	Minimum Risk (1)	Minimum Risk (1)	Moderate Risk (2)
6% to 10%	Minimum Risk (1)	Minimum Risk (1)	Moderate Risk (2)	Significant Risk (3)
4% to 6%	Minimum Risk (1)	Moderate Risk (2)	Significant Risk (3)	High Risk (4)
Below 4%	Moderate Risk (2)	Significant Risk (3)	High Risk (4)	High Risk (4)

The Bank's sensitivity measure was 285 basis points.
The Bank's post-shock NPV ratio was 8.58%.

Based on the June 30, 2002 results, the Bank would be classified as "Moderate Risk". Although the additional capital should improve the Bank's position by increasing the Bank's NPV ratio, all other things remaining constant, the Bank's market value should have no adjustment for its interest rate profile.

SECOND STEP CONVERSIONS

As the Bank is undergoing a second step conversion, it should be compared to institutions that have recently undertaken second step conversions. The following table illustrates that second steps are trading at a premium to the industry on an earnings basis, but in-line with the industry on a tangible book basis and on an earnings basis.

FIGURE 58 - SECOND STEP TRADING MULTIPLES

		Current	Current	Current Price in Relation to						
		Stock	Market			Price/	Price/		Tangible	
		Price	Value	Earnings	LTM EPS	LTM Core EPS	Core	Book Value	Book Value	Assets
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)
	All Second Step Conversions									
BRKL	Brookline Bancorp, Inc.	12.431	729.09	NA	NA	NA	NA	NA	NA	NA
CMSB	Commonwealth Bancorp, Inc.	30.270	294.62	14.84	17.50	17.50	14.84	204.80	242.74	16.76
FFFL	Fidelity Bankshares, Inc.	21.000	331.85	19.44	22.83	23.60	19.44	184.05	186.34	14.09
FLBC	Finger Lakes Bancorp, Inc.	19.670	62.43	21.38	24.59	28.93	28.93	168.12	168.12	16.10
FCAP	First Capital, Inc.	18.000	45.77	14.52	14.17	14.17	14.52	131.39	131.77	15.74
FDEF	First Defiance Financial Corp.	18.600	126.79	3.58	6.39	26.20	22.14	103.68	106.77	14.39
FFSX	First Federal Bankshares, Inc.	14.110	59.34	27.13	17.00	18.81	32.07	83.24	113.15	9.12
FSLA	First Sentinel Bancorp, Inc.	14.140	427.04	18.61	16.83	16.07	15.37	182.22	186.30	18.92
FFBK	FloridaFirst Bancorp, Inc.	19.250	103.45	16.59	18.51	19.85	20.92	109.75	125.73	12.74
GFED	Guaranty Federal Bancshares, Inc.	13.950	38.94	11.25	13.95	15.67	13.41	109.93	110.10	10.33
HARB	Harbor Florida Bancshares, Inc.	22.110	534.98	14.94	17.69	17.83	15.35	226.07	229.36	26.77
HFWA	Heritage Financial Corporation	16.240	116.68	13.53	14.25	14.25	13.53	154.23	168.99	19.99
HSTD	Homestead Bancorp, Inc.	9.095	8.41	16.24	17.16	17.49	16.24	66.73	66.73	6.30
JXVL	Jacksonville Bancorp, Inc.	26.850	47.71	8.09	9.45	9.45	8.09	126.29	138.83	11.70
FFFD	North Central Bancshares, Inc.	28.250	48.10	8.72	9.98	9.98	8.72	127.25	146.52	11.88
PHSB	PHSB Financial Corp.	14.750	46.42	16.03	NA	NA	16.76	93.71	93.71	14.40
PFSL	Pocahontas Bancorp, Inc.	10.560	49.95	9.10	11.48	NA	9.78	101.44	158.08	8.22
PULB	Pulaski Financial Corp.	18.560	50.82	13.65	13.85	13.65	14.06	161.11	161.11	16.86
RVSB	Riverview Bancorp, Inc.	15.200	66.30	15.83	13.45	15.05	15.83	124.79	126.25	16.30
THTL	Thistle Group Holdings, Co.	10.800	57.75	14.21	18.00	15.88	12.86	78.43	87.03	7.32
WYPT	Waypoint Financial Corp.	17.600	657.77	12.94	14.79	16.00	15.71	137.07	140.80	12.41
WGBC	Willow Grove Bancorp, Inc.	12.100	136.55	20.17	NA	NA	20.17	103.24	104.04	17.97
	All Second Steps Average	17.433	183.67	14.80	15.36	17.24	16.61	132.26	142.50	14.21
	All Second Steps Median	16.920	64.37	14.84	14.79	16.04	15.37	126.29	138.83	14.39
	Comparable Average		106.74	13.53	15.00	16.64	15.17	124.00	134.13	11.86
	Comparable Median		81.60	13.03	14.45	15.14	16.04	114.70	124.14	10.78

Source: SNL Securities

SUBSCRIPTION INTEREST

FIGURE 59 - RECENT SECOND STEP CONVERSIONS

Ticker	Short Name	IPO Date	Percent Change from IPO: After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
BRKL	Brookline Bancorp Inc.	07/10/02	10.60	14.00	15.50	NA	24.31
WGBC	Willow Grove Bncp Inc.	04/04/02	9.50	15.50	16.20	14.00	21.00
2002	**Average**		**10.05**	**14.75**	**15.85**	**14.00**	**22.66**
	Median		**10.05**	**14.75**	**15.85**	**14.00**	**22.66**
PHSB	PHSB Financial Corp.	12/21/01	22.40	20.60	24.60	39.50	47.50
FFFL	Fidelity Bankshares Inc.	05/15/01	23.20	29.00	36.30	40.00	110.00
2001	**Average**		**22.80**	**24.80**	**30.45**	**39.75**	**78.75**
	Median		**22.80**	**24.80**	**30.45**	**39.75**	**78.75**
FFBK	FloridaFirst Bancorp Inc.	12/22/00	22.50	25.63	33.13	46.25	92.50
FLBC	Finger Lakes Bancorp Inc.	11/14/00	1.85	(3.57)	(4.46)	8.93	181.00
WYPT	Waypoint Financial Corp.	10/12/00	(2.50)	(2.81)	0.31	11.25	76.00
2000	**Average**		**7.28**	**6.42**	**9.66**	**22.14**	**116.50**
	Median		**1.85**	**(2.81)**	**0.31**	**11.25**	**92.50**
FFSX	First Federal Bankshares Inc.	04/14/99	(3.12)	(1.25)	(5.00)	3.75	41.10
FCAP	First Capital Inc.	01/04/99	0.00	2.50	3.75	(11.25)	80.00
1999	**Average**		**(1.56)**	**0.63**	**(0.63)**	**(3.75)**	**60.55**
	Median		**(1.56)**	**0.63**	**(0.63)**	**(3.75)**	**60.55**
PULB	Pulaski Financial Corp.	12/03/98	(1.87)	(2.50)	(1.25)	(2.50)	85.60
HSTD	Homestead Bancorp Inc.	07/20/98	(6.87)	(10.62)	(18.75)	(25.00)	(9.05)
THTL	Thistle Group Holdings Co.	07/14/98	(0.62)	(1.25)	(8.12)	(18.75)	8.00
FSLA	First Sentinel Bancorp Inc.	04/09/98	5.63	5.00	5.00	(1.25)	41.40
PFSL	Pocahontas Bancorp Inc.	04/01/98	4.38	2.50	1.25	(2.50)	5.60
HARB	Harbor Florida Bancshares Inc.	03/19/98	20.00	18.13	26.25	20.00	121.10
HFWA	Heritage Financial Corp.	01/09/98	32.50	31.25	37.50	54.38	62.40
1998	**Average**		**7.59**	**6.07**	**5.98**	**3.48**	**45.01**
	Median		**4.38**	**2.50**	**1.25**	**(2.50)**	**41.40**

Source: SNL Securities

Of the seven second-step conversions completed since 2000, six experienced a price increase on their first day of trading, but none have experienced a price increase greater than 25%. As Second step conversions have historically been priced at considerable premiums to similar time frame standard conversions, there has been little room for interest price appreciation.

The lackluster performance of recent second step conversions is offset by the premium that older second steps enjoy relative to the market. As such, no adjustment is warranted for this factor.

FIGURE 60 - STANDARD CONVERSION PRO FORMA PRICING MULTIPLES

Ticker	Short Name	IPO Date	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)	Current Stock Price 9/10/2002
MCBF	Monarch Community Bancorp, Inc	08/30/02	16.80	14.00	NA	NA	13.00	11.30
FPTB	First PacTrust Bancorp Inc.	08/23/02	18.58	21.50	NA	NA	20.67	14.48
Q3'02	**Average**		**17.69**	**17.75**	**-**	**-**	**16.83**	**12.89**
	Median		**17.69**	**17.75**	**-**	**-**	**16.83**	**12.89**
RSVB	Reserve Bancorp, Inc.	04/08/02	25.00	28.00	29.00	29.00	25.00	12.50
Q2'02	**Average**		**25.00**	**28.00**	**29.00**	**29.00**	**25.00**	**12.50**
	Median		**25.00**	**28.00**	**29.00**	**29.00**	**25.00**	**12.50**
HRGB	Heritage Bancshares	02/26/02	20.50	17.50	15.10	22.00	25.00	12.50
Q1'02	**Average**		**20.50**	**17.50**	**15.10**	**-**	**25.00**	**12.50**
	Median		**20.50**	**17.50**	**15.10**	**-**	**25.00**	**12.50**
2002 YTD	**Average**		**20.22**	**20.25**	**22.05**	**25.50**	**20.92**	**12.70**
	Median		**19.54**	**19.50**	**22.05**	**25.50**	**22.83**	**12.50**
AFBA	Allied First Bancorp Inc.	12/31/01	19.00	18.50	19.20	21.00	13.40	11.34
CSFC	City Savings Financial Corp.	12/28/01	22.00	22.50	27.50	40.00	37.50	13.75
CLOV	Clover Leaf Financial Corp.	12/28/01	25.00	30.00	31.00	37.00	45.00	14.50
PBNC	PFS Bancorp Inc.	10/12/01	21.50	24.50	24.50	36.10	58.20	15.82
Q4'01	**Average**		**21.88**	**23.88**	**25.55**	**33.53**	**38.53**	**13.85**
	Median		**21.75**	**23.50**	**26.00**	**36.55**	**41.25**	**14.13**
GLBP	Globe Bancorp Inc.	07/10/01	13.12	10.60	11.00	8.50	45.00	14.50
Q3'01	**Average**		**13.12**	**10.60**	**11.00**	**8.50**	**45.00**	**14.50**
	Median		**13.12**	**10.60**	**11.00**	**8.50**	**45.00**	**14.50**
BAFI	BancAffiliated Inc.	06/01/01	0.00	0.00	7.50	7.50	15.30	11.53
CFSL	Chesterfield Financial Corp.	05/02/01	36.50	39.90	43.50	57.00	82.00	18.20
FBTC	First BancTrust Corp.	04/19/01	13.20	12.90	21.10	31.00	61.50	16.15
Q2'01	**Average**		**16.57**	**17.60**	**24.03**	**31.83**	**52.93**	**15.29**
	Median		**13.20**	**12.90**	**21.10**	**31.00**	**61.50**	**16.15**
BUCS	BUCS Financial Corp	03/15/01	30.00	36.25	36.88	52.50	105.00	20.50
CTZN	Citizens First Bancorp Inc.	03/07/01	38.13	35.00	32.50	50.60	90.50	19.05
Q1'01	**Average**		**34.07**	**35.63**	**34.69**	**51.55**	**97.75**	**19.78**
	Median		**34.07**	**35.63**	**34.69**	**51.55**	**97.75**	**19.78**
2001	**Average**		**21.85**	**23.02**	**25.47**	**34.12**	**55.34**	**15.53**
	Median		**21.75**	**23.50**	**26.00**	**36.55**	**51.60**	**15.16**
LWFH	Lawrence Financial Holdings	12/29/00	10.00	10.94	12.50	15.00	58.50	15.85
Q4'00	**Average**		**10.00**	**10.94**	**12.50**	**15.00**	**58.50**	**15.85**
	Median		**10.00**	**10.94**	**12.50**	**15.00**	**58.50**	**15.85**
FFBI	First Federal Bancshares Inc.	09/28/00	26.88	27.50	26.88	33.75	97.70	19.77
DFBS	DutchFork Bancshares Inc.	07/06/00	0.00	0.00	3.13	21.88	160.10	26.01
Q3'00	**Average**		**13.44**	**13.75**	**15.01**	**27.82**	**128.90**	**22.89**
	Median		**13.44**	**13.75**	**15.01**	**27.82**	**128.90**	**22.89**
BHL	Berkshire Hills Bancorp Inc.	06/28/00	23.13	26.25	28.13	41.25	152.00	25.20
FFOL	First Federal of Olathe Bncp	04/12/00	26.25	32.50	26.25	37.50	160.00	26.00
PORT	Port Financial Corp.	04/12/00	10.00	7.50	21.25	33.75	287.50	38.75
Q2'00	**Average**		**19.79**	**22.08**	**25.21**	**37.50**	**199.83**	**29.98**
	Median		**23.13**	**26.25**	**26.25**	**37.50**	**160.00**	**26.00**
PCBI	Peoples Community Bancorp Inc.	03/30/00	14.38	14.38	5.63	5.00	123.90	22.39
SBMC	Connecticut Bancshares Inc.	03/02/00	2.50	(0.63)	8.13	37.50	267.90	36.79
SFBI	Security Financial Bancorp Inc	01/05/00	(7.50)	(10.00)	(5.00)	20.00	104.00	20.40
Q1'00	**Average**		**14.38**	**14.38**	**5.63**	**5.00**	**123.90**	**22.39**
	Median		**14.38**	**14.38**	**5.63**	**5.00**	**123.90**	**22.39**
2000	**Average**		**11.74**	**12.05**	**14.10**	**27.29**	**156.84**	**25.68**
	Median		**10.00**	**10.94**	**12.50**	**33.75**	**152.00**	**25.20**
1/5/2000 to 9/10/2002	**Average**		**17.61**	**18.24**	**20.27**	**30.37**	**89.07**	**19.01**
	Median		**19.00**	**18.50**	**21.25**	**33.75**	**61.50**	**16.15**

Source: SNL Securities and FinPro calculations

FIGURE 61 - RECENT STANDARD CONVERSION PERFORMANCE

							Price to Pro Forma			
Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Pro Forma Earnings (x)	Adjusted Assets (%)
MCBF	Monarch Community Bancorp, Inc	08/30/02	10.00	23,144.00	172,688.00	34,972.00	15.11	66.18	41.50	11.80
FPTB	First PacTrust Bancorp Inc.	08/23/02	12.00	63,480.00	349,349.00	83,253.00	15.74	76.25	28.20	15.40
Q3'02	Average						15.43	71.22	34.85	13.60
	Median						15.43	71.22	34.85	13.60
RSVB	Reserve Bancorp, Inc.	04/08/02	10.00	7,575.00	44,855.00	11,426.00	15.08	66.30	17.30	14.40
Q2'02	Average						15.08	66.30	17.30	14.40
	Median						15.08	66.30	17.30	14.40
HRGB	Heritage Bancshares	02/26/02	10.00	4,915.00	40,351.00	7,869.00	16.01	62.46	11.60	10.90
Q1'02	Average						16.01	62.46	11.60	10.90
	Median						16.01	62.46	11.60	10.90
2002 YTD	Average						15.49	67.80	24.65	13.13
	Median						15.43	66.24	22.75	13.10
AFBA	Allied First Bancorp Inc.	12/31/01	10.00	6,094.00	82,195.00	9,525.00	15.63	63.98	7.50	6.90
CSFC	City Savings Financial Corp.	12/28/01	10.00	5,555.00	66,253.00	9,517.00	17.13	58.37	9.10	7.70
CLOV	Clover Leaf Financial Corp.	12/28/01	10.00	6,613.00	87,752.00	11,652.00	17.62	NA	29.60	7.00
PBNC	PFS Bancorp Inc.	10/12/01	10.00	15,209.00	113,387.00	26,475.00	17.41	57.45	16.20	11.80
Q4'01	Average						16.95	59.93	15.60	8.35
	Median						17.27	58.37	12.65	7.35
GLBP	Globe Bancorp Inc.	07/10/01	10.00	3,042.00	24,797.00	5,625.00	18.49	54.08	26.60	10.90
Q3'01	Average						18.49	54.08	26.60	10.90
	Median						18.49	54.08	26.60	10.90
BAFI	BancAffiliated Inc.	06/01/01	10.00	2,645.00	28,031.00	4,415.00	16.69	59.91	11.30	8.60
CFSL	Chesterfield Financial Corp.	05/02/01	10.00	43,047.00	305,480.00	71,863.00	16.69	60.47	11.00	12.40
FBTC	First BancTrust Corp.	04/19/01	10.00	15,209.00	170,466.00	25,599.00	16.83	59.41	10.40	8.20
Q2'01	Average						16.74	59.93	10.90	9.73
	Median						16.69	59.91	11.00	8.60
BUCS	BUCS Financial Corp	03/15/01	10.00	4,051.00	70,370.00	8,942.00	22.07	45.30	13.40	5.40
CTZN	Citizens First Bancorp Inc.	03/07/01	10.00	88,211.00	741,570.00	137,363.00	15.57	64.22	9.60	10.60
Q1'01	Average						18.82	54.76	11.50	8.00
	Median						18.82	54.76	11.50	8.00
2001	Average						17.41	58.13	14.47	8.95
	Median						16.98	59.41	11.15	8.40
LWFH	Lawrence Financial Holdings	12/29/00	10.00	7,758.00	113,865.00	14,369.00	18.52	53.99	9.20	6.40
Q4'00	Average						18.52	53.99	9.20	6.40
	Median						18.52	53.99	9.20	6.40
FFBI	First Federal Bancshares Inc.	09/28/00	10.00	22,425.00	213,187.00	42,776.00	19.08	52.42	10.70	9.50
DFBS	DutchFork Bancshares Inc.	07/06/00	10.00	15,606.00	211,151.00	29,613.00	18.98	52.70	10.40	6.90
Q3'00	Average						19.03	52.56	10.55	8.20
	Median						19.03	52.56	10.55	8.20
BHL	Berkshire Hills Bancorp Inc.	06/28/00	10.00	71,050.00	841,651.00	147,702.00	20.79	48.10	9.50	7.80
FFOL	First Federal of Olathe Bncp	04/12/00	10.00	5,563.00	46,245.00	13,404.00	24.09	41.50	6.50	10.70
PORT	Port Financial Corp.	04/12/00	10.00	74,428.00	721,813.00	141,807.00	19.05	52.49	11.50	9.30
Q2'00	Average						21.31	47.36	9.17	9.27
	Median						20.79	48.10	9.50	9.30
PCBI	Peoples Community Bancorp Inc.	03/30/00	10.00	11,900.00	90,299.00	30,457.00	25.59	39.07	13.80	11.60
SBMC	Connecticut Bancshares Inc.	03/02/00	10.00	104,000.00	1,108,287.00	199,044.00	19.14	52.25	9.70	8.60
SFBI	Security Financial Bancorp Inc	01/05/00	10.00	19,385.00	191,495.00	34,892.00	18.00	55.56	NA	9.20
Q1'00	Average						25.59	39.07	13.80	11.60
	Median						25.59	39.07	13.80	11.60
2000	Average						20.36	49.79	10.16	8.89
	Median						19.08	52.42	10.05	9.20
1/5/2000 to 9/10/2002	Average						18.23	56.48	14.75	9.65
	Median						17.62	56.51	11.15	9.30

Source: SNL Securities, FinPro calculations

As the prior two tables highlight, recent standard conversions have experienced a greater after-market increase than second step conversions. Since the Bank is undergoing a second step conversion and not a standard conversion, no adjustment is warranted for this factor.

OFFERING SIZE

The amount of market capitalization, affects the pricing of an institution as small cap companies suffer from weak liquidity, limited research and press coverage, limited resources and the lack of economies of scale. The following figure illustrates that there is a clear correlation between the amount of market capitalization and the price to book and price to tangible book multiples. In fact, the largest segment trades at over a 100% premium to the smallest segment on a price to tangible book multiple. The price to earnings multiple offered mixed results.

FIGURE 62 - INDUSTRY MULTIPLES BY MARKET CAPITALIZATION

	Market Capitalization Range	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)
Medians	< $24.9 Million			13.81	14.07	14.14	13.96	91.19	92.93	9.83
	$25.0 Million -74.9 Million			11.69	12.64	12.28	11.86	106.49	112.46	10.09
	$75.0 Million -$249.9 Million			12.72	13.73	13.45	12.98	146.94	166.03	14.11
	>$250.0 Million			12.72	13.19	13.27	12.95	170.84	213.71	15.54

Source: SNL Securities, FinPro calculations

As the Bank is expected to have market capitalization of $100.0 million, or approximately the low end of the second largest segment, there is no adjustment warranted.

NEW YORK

The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. Furthermore, many investors like to invest in local organizations that can be easily followed through the local newspapers and "word-of-mouth", and the sophistication and financial resources vary from state to state.

The following figure clearly illustrates that fully converted New York thrifts trade at higher multiples relative to the national levels.

FIGURE 63 – NEW YORK RELATIVE TO THE INDUSTRY

				Current Price in Relation to						
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)
	New York									
AF	Astoria Financial Corporation	29.050	2,575.40	9.95	11.05	11.05	9.95	168.11	191.24	11.73
CNY	Carver Bancorp, Inc.	10.750	24.90	7.68	6.11	7.79	7.68	70.08	70.77	5.63
DCOM	Dime Community Bancshares, Inc.	23.060	595.24	13.41	14.97	15.48	15.17	238.22	309.95	21.18
ESBK	Elmira Savings Bank, FSB	25.200	24.02	10.33	10.50	11.67	13.13	118.20	122.57	8.53
FFIC	Flushing Financial Corporation	18.100	237.31	26.62	16.02	13.21	11.04	179.92	185.45	15.39
GPT	GreenPoint Financial Corporation	48.700	4,834.32	9.02	NM	9.57	9.22	238.14	302.67	24.08
HRBT	Hudson River Bancorp, Inc.	26.240	398.66	14.58	17.49	17.49	14.58	152.38	214.73	15.83
ICBC	Independence Community Bank Corp.	29.600	1,702.84	12.98	14.87	15.03	12.98	187.70	237.56	21.40
NYCB	New York Community Bancorp, Inc.	29.300	3,149.58	12.85	17.76	17.34	13.82	253.02	574.51	30.89
PBKO	Peoples Bankcorp, Inc.	21.000	2.80	25.00	16.15	21.00	25.00	85.54	85.54	9.73
RSLN	Roslyn Bancorp, Inc.	20.980	1,755.69	11.66	13.54	13.45	11.66	307.17	307.62	17.76
SIB	Staten Island Bancorp, Inc.	19.060	1,150.79	15.37	13.91	13.14	12.22	208.31	231.31	18.01
TRYF	Troy Financial Corporation	28.500	283.62	19.79	21.92	21.92	19.79	174.63	216.24	24.81
WSBI	Warwick Community Bancorp, Inc.	26.950	134.19	12.71	14.73	15.14	16.04	165.24	170.89	16.63
	New York Fully Converted Average		1,204.95	14.43	14.54	14.52	13.73	181.90	230.08	17.26
	New York Fully Converted Median		496.95	12.92	14.87	14.24	13.06	177.28	215.49	17.20
	All Fully Converted Average		386.40	15.72	16.16	16.19	15.90	119.92	129.92	11.60
	All Fully Converted Median		34.94	12.50	13.55	13.45	12.91	109.72	111.70	10.64

Source: SNL Securities, FinPro calculations

Based on the higher trading multiples of other fully converted New York thrifts relative to the national levels, an upward adjustment is warranted.

ADJUSTMENTS TO VALUE

Overall, FinPro believes that the Bank's pro forma market value should be adjusted relative to the Comparable Group, reflecting the following adjustments.

Key Valuation Parameters	Valuation Adjustment
Interest Rate Risk	No Adjustment
Second Step Conversions	No Adjustment
Subscription interest	No Adjustment
Offering Size	No Adjustment
State	Upward Adjustment

6. Valuation

VALUATION APPROACH

In appraising the pro forma market value of the Bank, FinPro began by applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, four key pricing multiples were considered. The four multiples include:

- Price to earnings ("P/E")
- Price to tangible book value ("P/TB")
- Price to book value ("P/B")
- Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. FinPro targeted the pricing multiple of the Comparable Group and adjusted for the fundamentals discussed in section four.

Based upon the OTS proposed ruling for thrift conversions, a greater emphasis was placed on earnings rather than the other factors. Specifically, the OTS has required the business plan filed as part of the conversion ". . . should demonstrate the ability to realize a reasonable return on equity." The proposed ruling also states that the "OTS recognizes that investor requirements vary with time and market conditions . . ." The proposed rule goes on the say: "Generally, returns should be considered in relation to trends for publicly-traded thrift and bank stocks, broader equity market returns, and the general level of interest rates. At a minimum, the projected return on equity should exceed, by a margin reflecting relative investment risk, the institution's rates on long term certificates of deposits." These statements suggest that the OTS understands the importance of earnings going forward.

In a second step, the appraisal must equally weigh the fairness of the value to both the existing minority shareholders, as well as new equity investors. These interests are at odds as the existing shareholders desire a higher value and thus a higher exchange ratio, while the new equity investors desire a lower value. This valuation gave equal weight to both the existing minority shareholders and the new investors.

FinPro's estimated value range was designed to provide standard conversion pricing toward the low end of the range, while accounting for the exchange of the minority shareholders at the high end of the range.

Sound Federal Bancorp (MHC) closed at $27.10 per share on September 10, 2002. This would equal an exchange ratio of 2.71, which is between the maximum and the supermaximum of the estimated value range. If the offering were to close with an exchange ratio below 2.71, existing shareholders could see their value diluted. However, the second step would benefit the minority shareholders in the form of increased liquidity, the addition of an exit strategy and book value accretion.

With this estimated value range, FinPro will let the market decide whether the Bank should be priced closer to standard conversions at the low end of the range or closer to the exchange value at the high end of the range.

Based upon the premiums and discounts defined in the section above, the Bank pricing at the midpoint is estimated to be $100,000,000. Based upon a range below and above the midpoint value, the relative values are $85,000,000 at the minimum and $115,000,000 at the maximum respectively. At the supermaximum of the range, the offering value would be $132,250,000.

This equates to exchange ratios of 1.7782, 2.092, 2.4058, and 2.7667 at the minimum, midpoint, maximum and supermaximum, respectively. As such, the Bank would raise gross proceeds of $85,000,000, $100,000,000, $115,000,000 and $132,250,000 at the minimum, midpoint, maximum and supermaximum of the EVR, respectively.

At the various levels of the estimated value range, the offering would result in the following offering data:

FIGURE 64 - VALUE RANGE OFFERING DATA

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Implied Exhange Ratio	1.7782	2.0920	2.4058	2.7667
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630

Source: FinPro Inc. Pro forma Model

FIGURE 65 - VALUE RANGE OFFERING DATA

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	12.66						
Price-Core Earnings Ratio P/E	Mid	14.71	15.00	14.45	14.41	14.80	15.64	13.31
	Max	16.67						
	Smax	18.87						
	Min	81.83%						
Price-to-Book Ratio P/B	Mid	89.61%	124.00%	114.70%	189.32%	179.92%	125.38%	111.93%
	Max	96.43%						
	Smax	103.31%						
	Min	94.52%						
Price-to-Tangible Book Ratio P/TB	Mid	102.46%	134.13%	124.14%	241.19%	216.24%	138.20%	121.02%
	Max	109.17%						
	Smax	116.01%						
	Min	12.75%						
Price-to-Assets Ratio P/A	Mid	14.82%	11.86%	10.78%	17.84%	17.76%	11.96%	10.84%
	Max	16.86%						
	Smax	19.14%						

Source: FinPro Inc. Pro forma Model and SNL Securities

FIGURE 66 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	12.82	12.82	87.41%	99.60%	14.24%
Comparable Group Median	13.03	15.14	114.70%	124.14%	10.78%
(Discount) Premium	-1.61%	-15.32%	-23.79%	-19.77%	32.10%

Source: FinPro Calculations

As Figure 66 demonstrates, the Bank is priced at a discount of 15.32% on a core earnings basis. A discount of 19.77% is applied to the Bank relative to the Comparable Group on a price to tangible book basis.

FIGURE 67 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPERMAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	16.39	16.39	101.01%	113.12%	18.41%
Comparable Group Median	13.03	15.14	114.70%	124.14%	10.78%
(Discount) Premium	25.79%	8.26%	-11.94%	-8.88%	70.78%

Source: FinPro Calculations

As Figure 67 shows, at the supermaximum of the range the Bank is priced at a premium of 8.26% on a core earnings basis. A modest discount of 8.88% is applied to the Bank relative to the Comparable Group on a price to tangible book basis. This data clearly shows that the Bank is fully priced on an earnings basis at the upper end of the EVR.

As Figure 68 shows, the Bank at the midpoint is priced at a 21.17% premium to second steps on a price to earnings basis and an 8.18% premium on a tangible book basis.

FIGURE 68 - RECENT SECOND STEP CONVERSION TRADING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to			
	Earnings	Book	Tangible Book	Assets
The Bank (at midpoint)	12.82	87.41%	99.60%	14.24%
Recent Second Steps (2002 Medians)	10.58	79.02%	92.07%	8.86%
(Discount) Premium	21.17%	10.62%	8.18%	60.72%

Source: FinPro Calculations

As Figure 69 shows, the Bank at the midpoint is priced at a 7.70% discount to pending second steps on a price to earnings basis and a 1.19% premium on a tangible book basis.

FIGURE 69 - PENDING SECOND STEP CONVERSION TRADING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

Pending Second Step

	Price to Earnings		Price to Tangible Book	
	Midpoint	Supermax	Midpoint	Supermax
Sound Federal Bancorp	12.82	16.39	99.60	113.12
Citizens South Bank	13.89	17.86	98.43	110.99
(Discount) Premium	-7.70%	-8.23%	1.19%	1.92%

Source: FinPro Calculations

As Figure 70 shows, the Bank at the midpoint is priced at a 40.09% discount to recent standard conversions on a price to earnings basis and a 16.29% premium on a tangible book basis.

FIGURE 70 – RECENT STANDARD CONVERSION TRADING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to			
	Earnings	Book	Tangible Book	Assets
The Bank (at midpoint)	12.82	87.41%	99.60%	14.24%
Recent Standard Conversions Pro Forma	21.40	86.97%	85.65%	13.45%
(Discount) Premium	-40.09%	0.51%	16.29%	5.87%

Source: FinPro Calculations

The valuation range proposed by FinPro takes each of these premiums and discounts into consideration. The range appears to be fully priced on an earnings basis but allows the market to ascertain the balance between the existing shareholders (who hope for a close at the high end of the range) and the new shareholders (who hope for a close at the low end of the range).

VALUATION CONCLUSION

It is, therefore, our opinion that as of September 10, 2002, the estimated pro forma market value of the Bank in a full offering was $85,000,000 at the midpoint of a range with a minimum of $100,000,000 to a maximum of $115,000,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or supermaximum value in a full offering is $132,250,000. The stock will be issued at $10.00 per share. At the midpoint of the EVR, 4,116,600 shares will be exchanged and 5,883,400 conversion shares will be issued based on an exchange ratio of 2.0920.

FIGURE 71 - DETAILS ON THE ESTIMATED VALUATION RANGE

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 85,000,000	$ 100,000,000	$ 115,000,000	$ 132,250,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Exchange Percent	41.17%	41.17%	41.17%	41.17%
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Conversion Percent	58.83%	58.83%	58.83%	58.83%
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630
Exchange Ratio	1.7782	2.0920	2.4058	2.7667

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro forma comparisons of the Bank's value range with the Comparable Group, all public thrifts, New York public thrifts and second step conversions are shown in Exhibit 11.

KEY PLAYERS



DONALD J. MUSSO

PRESIDENT

Donald founded FinPro, Inc. in 1987 as a consulting and investment banking firm located in New Jersey that specializes in providing advisory services to the financial institutions industry.

Mr. Musso has a broad background in capital markets, bank valuations, enhancing franchise value, corporate finance, mergers and acquisitions, asset/liability management, strategic planning, market feasibility and differentiation, branch acquisition and sales, branch profitability, financial modeling and analysis, balance sheet restructuring, product and segment profitability, business development and project management. Besides his consulting experience, he has solid industry experience, having worked for two multi billion asset, east coast financial institutions.

Mr. Musso has provided expert testimony on financial institutions matters for the Federal Bankruptcy Court, the Office of Thrift Supervision and the United States Attorney's Office.

He is a frequent speaker on Financial Institution related topics and has assisted trade groups in various activities. Mr. Musso is also on the faculty of Stonier Graduate School of Banking, teaching Strategic Planning and Mergers and Acquisitions.

Prior to establishing FinPro, Donald had direct industry experience having managed the Corporate Planning and Mergers and Acquisitions departments for Meritor Financial Group, a $20 billion institution in Philadelphia. Before that, he had responsibility for the banking, thrift and real estate consulting practice in the State of New Jersey for Deloitte Haskins & Sells. Donald began his career with Goldome Savings Bank.

Donald has a B.S. in Finance from Villanova University and a M.B.A. in Finance from Fairleigh Dickinson University.

Dennis joined the firm in June of 1996.

Dennis has refined FinPro's interest rate risk product and currently manages all of the Firm's interest rate risk engagements. Additionally, he has concentrated on merger and acquisition transactions, divestitures, shareholder value enhancements and has designed and built FinPro's acquisition opportunity ranking model. Conversion appraisals, market feasibility, competitive analysis, branch profitability and branch sales/acquisitions are other areas of specialization.

Prior to joining the firm, Dennis received broad based experience in the securities industry. He worked for Merrill Lynch & Company supporting their mortgage-backed securities trading desk in New York as an Allocations Specialist and for Sandler O'Neill & Partners, where he provided sales and trade support.

He received a B.S. from Babson College with a triple-major in Finance, Investments and Economics. Dennis is currently a CFA® III Candidate.



DENNIS E. GIBNEY

MANAGING DIRECTOR

Sound Federal Bancorp
Consolidated Balance Sheets

	At March 31, 2001	At March 31, 2002	At June 30, 2002
Assets:			
Cash and due from banks	5,849	6,931	6,651
Federal funds sold and other overnight deposits	35,000	19,847	35,370
Securities			
Available for sale, at fair value	157,526	150,231	143,842
Held to maturity, at amortized cost	28,215		
Total securities	185,741	150,231	143,842
Loans, net			
Mortgage loans	293,954	419,120	437,283
Consumer loans	1,900	1,469	2,432
Allowance for loan losses	(2,047)	(2,221)	(2,296)
Total loans, net	293,807	418,368	437,419
Other interest-earning assets	2,491	0	0
Accrued interest receivable	3,448	3,241	3,465
FHLB stock	3,745	4,141	4,141
Premises and equipment, net	5,850	5,459	5,489
Deferred income taxes	373	942	573
Goodwill	13,970	13,970	13,970
Other assets	2,660	855	545
Total assets	552,934	623,985	651,465
Liabilities and stockholders' equity:			
Liabilities:			
Deposits	473,546	519,905	544,626
Borrowings	14,698	34,922	34,967
Mortgage escrow funds	4,486	5,021	4,402
Accrued expenses and other liabilities	3,275	3,122	3,650
Total liabilities	496,005	562,970	587,645
Commitments and Contingencies			
Stockholders Equity			
Preferred stock			
Common stock	521	522	522
Additional paid in capital	22,399	22,525	22,596
Treasury stock, at cost	(3,867)	(4,350)	(4,350)
Common stock held by ESOP	(1,297)	(1,105)	(1,057)
Common stock under the Recognition and Retention Plan	(392)	(244)	(208)
Retained earnings	37,313	42,566	44,589
Accumulated other comprehensive income, net of taxes	2,252	1,101	1,728
Total stockholders' equity	56,929	61,015	63,820
Total liabilities and stockholders' equity	552,934	623,985	651,465

Sound Federal Bancorp
Consolidated Statements of Income

	Years Ended March 31,			Three Months Ended June 30,	
	2000	2001	2002	2001	2002
Interest and dividend income:					
Loans	$12,427	$19,837	$25,560	$5,813	$7,614
Mortgage backed and other securities	5,796	11,337	10,838	3,147	2,040
Federal funds sold and other overnight deposits	1,472	1,577	777	307	105
Other earning assets	841	825	270	98	65
Total interest and dividend income	20,536	33,576	37,445	9,365	9,824
Interest expense:					
Deposits	9,821	18,008	17,403	5,054	3,103
Borrowings	8	927	1,065	269	416
Other interest-bearing liabilities	39	73	71	16	20
Total interest expense	9,868	19,008	18,539	5,339	3,539
Net interest income	10,668	14,568	18,906	4,026	6,285
Provision for loan losses	100	208	175	25	75
Net interest income after provision for loan losses	10,568	14,360	18,731	4,001	6,210
Noninterest income:					
Service charges and fees	192	354	662	139	170
Gains on sales of real estate owned	102	28	69	57	0
Total noninterest income	294	382	731	196	170
Noninterest expense:					
Compensation and benefits	3,419	4,653	5,137	1,225	1,428
Occupancy and equipment	935	1,643	1,572	321	444
Data processing service fees	425	636	866	192	229
Advertising and promotion	498	599	553	156	148
Goodwill amortization		765			0
Other	1,750	1,737	2,188	440	594
Total noninterest expenses	7,027	10,033	10,316	2,334	2,843
Income before tax expense	3,835	4,709	9,146	1,863	3,537
Income tax expense	1,443	2,050	3,376	688	1,376
Net income	$2,392	$2,659	$5,770	$1,175	$2,161
Basic earnings per share	$0.48	$0.56	$1.24	$0.25	$0.46
Diluted earnings per share	$0.48	$0.56	$1.23	$0.25	$0.46

Sound Federal Bancorp
TFR Schedule SO and Audited Income Statement Reconciliation
For the Three Months Ended June 30, 2002

Description	TFR ($ in 000's)
SO Net Income	$2,113
Tax Adjustment	70
Holding Company Loss	(22)
GAAP Net Income	2,161

Sound Federal Bancorp
Consolidated Statements of Changes in Stockholders' Net Worth

	Common Stock	Additional Paid-in Capital	Treasury Stock	Common Stock held by ESOP	Common Stock Awards Under RRP	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance at March 31,1999	$521	$22,430	-	($1,681)	-	$33,846	($132)	$54,984
Net income	-	-	-	-	-	2,392	-	2,392
Other comprehensive loss	-	-	-	-	-	-	(1,070)	(1,070)
Total comprehensive income	-	-	-	-	-	-	-	1,322
Dividends declared ($0.28 per share)	-	-	-	-	-	(1,004)	-	(1,004)
Purchases of treasury stock (207,000 shares)	-	-	(2,069)	-	-	-	-	(2,069)
Purchases and awards of RRP shares (105,369 shares)	-	-	-	-	(961)	-	-	(961)
Vesting of RRP shares	-	(1)	-	-	240	-	-	239
ESOP shares allocated or committed to be released for allocation	-	(14)	-	192	-	-	-	178
Balance at March 31, 2000	521	22,415	(2,069)	(1,489)	(721)	35,234	(1,202)	52,689
Net income	-	-	-	-	-	2,659	-	2,659
Other comprehensive loss	-	-	-	-	-	-	3,454	3,454
Total comprehensive income	-	-	-	-	-	-	-	6,113
Dividends paid ($0.28 per share)	-	-	-	-	-	(580)	-	(580)
Purchases of treasury stock (192,926 shares)	-	-	(1,798)	-	-	-	-	(1,798)
Vesting of RRP shares	-	-	-	-	329	-	-	329
ESOP shares allocated or committed to be released for allocation	-	(16)	-	192	-	-	-	176
Balance at March 31, 2001	521	22,399	(3,867)	(1,297)	(392)	37,313	2,252	56,929
Net income	-	-	-	-	-	5,770	-	5,770
Other comprehensive loss	-	-	-	-	-	-	(1,151)	(1,151)
Total comprehensive income	-	-	-	-	-	-	-	4,619
Dividends paid ($0.28 per share)	-	-	-	-	-	(517)	-	(517)
Purchases of treasury stock (45,000 shares)	-	-	(483)	-	-	-	-	(483)
Issuance of stock pursuant to stock option plan	1	72	-	-	-	-	-	73
Vesting of RRP shares	-	-	-	-	148	-	-	148
ESOP shares allocated or committed to be released for allocation	-	54	-	192	-	-	-	246
Balance at March 31, 2002	522	22,525	(4,350)	(1,105)	(244)	42,566	1,101	61,015
Net income	-	-	-	-	-	2161	-	2,161
Other comprehensive income	-	-	-	-	-	-	627	627
Total comprehensive income	-	-	-	-	-	-	-	2,788
Dividends paid ($0.28 per share)	-	-	-	-	-	(138)	-	(138)
Issuance of stock pursuant to stock option plan	-	27	-	-	-	-	-	27
Vesting of RRP shares	-	-	-	-	36	-	-	36
ESOP shares allocated or committed to be released for allocation	-	44	-	48	-	-	-	92
Balance at June 30, 2002 (unaudited)	522	22,596	(4,350)	(1,057)	(208)	44,589	1,728	63,820

Sound Federal Bancorp
Consolidated Statements of Cash Flows

	Years Ended March 31,			Three Months Ended June 30,	
	2000	2001	2002	2001	2002
Operating Activities					
Net income	$ 2,392	$ 2,659	$ 5,770	$ 1,175	$ 2,161
Adjustments to reconcile net income to net cash provided by operating activities:					
Provision for loan losses	100	208	175	25	75
Goodwill amortization	-	765	-	-	-
Depreciation, amortization and accretion	276	592	706	(210)	193
ESOP and RRP expense	417	505	394	92	128
Income taxes	(112)	1,134	2,883	1,111	133
Other adjustments, net	(333)	913	708	(641)	342
Net cash provided by operating activities	2,740	6,776	10,636	1,552	3,030
Investing Activities					
Purchases of securities available for sale	(35,218)	(28,854)	(57,737)	(19,658)	(13,272)
Proceeds from payments, maturities and calls of securities:					
Available for sale	5,290	38,147	90,224	25,433	20,826
Held to maturity	9,770	7,312	-	-	-
Proceeds from sales of securities available for sale	5,221	21,888	-	-	-
Disbursements for loan originations, net of principal repayments	(37,575)	(47,994)	(125,367)	(27,143)	(19,238)
Net decrease in certificates of deposit	611	7,584	2,491	991	-
Purchases of FHLB stock	(311)	-	(396)	-	-
Cash paid in purchase acquisition, net of cash acquired	-	(33,937)	-	-	-
Purchases of premises and equipment	(2,646)	(669)	(294)	(37)	(208)
Proceeds from sales of real estate owned	459	286	405	254	114
Net cash used in investing activities	(54,399)	(36,237)	(90,674)	(20,160)	(11,778)
Financing Activities					
Net increase (decrease) in deposits	38,493	45,413	46,359	(2,379)	24,721
Proceeds from borrowings	-	-	20,000	-	-
Repayment of borrowings	-	(5,000)	-	-	-
Net (decrease) increase in mortgage escrow funds	285	(292)	535	(938)	(619)
Purchases of treasury stock	(2,069)	(1,798)	(483)	(483)	-
Purchases of RRP shares	(961)	-	-	-	-
Issuance of stock pursuant to stock option plan	-	-	73	-	27
Payment of cash dividends on common stock	(1,004)	(580)	(517)	(140)	(138)
Net cash provided by (used in) financing activities	34,744	37,743	65,967	(3,940)	23,991
Increase (decrease) in cash and cash equivalents	(16,915)	8,282	(14,071)	(22,548)	15,243
Cash and cash equivalents at beginning of period	49,482	32,567	40,849	40,849	26,778
Cash and cash equivalents at end of period	$ 32,567	$ 40,849	$ 26,778	$ 18,301	$ 42,021
Supplemental Information					
Interest paid	$ 9,746	$ 19,189	$ 18,443	$ 5,341	$ 3,348
Income taxes paid (received)	1,510	1,552	1,980	(1,109)	1,250
Loans transferred to real estate owned	124	290	253	118	-
Acquisition accounted for by the purchase method:					
Fair value of assets acquired, including goodwill of $14,735	$ -	$ 212,850	$ -	$ -	$ -
Fair value of liabilities assumed	-	(174,081)	-	-	-
Cash paid in acquisition	$ -	$ 38,769	$ -	$ -	$ -

Exhibit 7
Selected Financial Data

		Corporate				Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
ABBK	Abington Bancorp, Inc.	NASDAQ	Abington	MA	13	798,491	62.99	43.50	69.05	23.01
ANA	Acadiana Bancshares, Inc.	AMEX	Lafayette	LA	5	312,915	104.30	70.21	67.32	23.21
AABC	Access Anytime Bancorp, Inc.	NASDAQ	Albuquerque	NM	6	190,429	95.87	79.60	83.03	4.62
AFBC	Advance Financial Bancorp	NASDAQ	Wellsburg	WV	5	205,978	99.02	80.48	81.27	9.71
ANE	Alliance Bancorp of New England, Inc.	AMEX	Vernon	CT	9	406,082	78.51	63.91	81.41	10.22
AMFC	AMB Financial Corp.	NASDAQ	Munster	IN	3	147,277	107.81	75.97	70.47	15.82
ASBI	Ameriana Bancorp	NASDAQ	New Castle	IN	11	511,531	83.94	66.99	79.81	10.87
AMFH	American Financial Holdings, Inc.	NASDAQ	New Britain	CT	34	2,894,753	87.45	57.94	66.26	16.18
ABCW	Anchor BanCorp Wisconsin Inc.	NASDAQ	Madison	WI	54	3,473,618	107.50	77.66	72.24	17.90
ASBP	ASB Financial Corp.	NASDAQ	Portsmouth	OH	2	148,307	86.64	74.11	85.55	2.85
AF	Astoria Financial Corporation	NYSE	Lake Success	NY	86	21,978,285	111.41	56.97	51.13	39.35
BKMU	Bank Mutual Corporation (MHC)	NASDAQ	Milwaukee	WI	70	2,894,847	85.23	61.74	72.44	14.64
BBX	BankAtlantic Bancorp, Inc.	NYSE	Fort Lauderdale	FL	77	5,910,499	120.26	60.64	50.42	33.60
BKUNA	BankUnited Financial Corporation	NASDAQ	Coral Gables	FL	39	5,833,433	119.56	61.62	51.54	37.09
BYS	Bay State Bancorp, Inc.	AMEX	Brookline	MA	6	544,213	139.06	86.13	61.94	26.66
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	11	446,366	75.55	63.04	83.44	2.76
BFSB	Bedford Bancshares, Inc.	NASDAQ	Bedford	VA	4	245,512	124.59	88.02	70.65	19.14
BHL	Berkshire Hills Bancorp, Inc.	AMEX	Pittsfield	MA	11	1,042,278	106.90	76.93	71.97	13.99
BFFC	Big Foot Financial Corporation	NASDAQ	Long Grove	IL	3	219,628	133.32	80.64	60.49	24.13
BRBI	Blue River Bancshares, Inc.	NASDAQ	Shelbyville	IN	4	114,528	65.87	57.84	87.82	2.18
BFD	BostonFed Bancorp, Inc.	AMEX	Burlington	MA	11	1,519,441	121.80	73.39	60.26	30.40
BYFC	Broadway Financial Corporation	NASDAQ	Los Angeles	CA	4	179,407	89.85	75.61	84.16	5.99
BRKL	Brookline Bancorp, Inc.	NASDAQ	Brookline	MA	6	1,515,442	127.28	56.42	44.33	11.80
CAFI	Camco Financial Corporation	NASDAQ	Cambridge	OH	24 \	1,079,173	108.88	70.96	65.17	24.61
CFFN	Capitol Federal Financial (MHC)	NASDAQ	Topeka	KS	34	8,795,241	120.83	60.88	50.38	37.59
CNY	Carver Bancorp, Inc.	AMEX	New York	NY	5	438,953	85.54	64.32	75.20	13.81
CBES	CBES Bancorp, Inc.	NASDAQ	Excelsior Sprin	MO	2	112,916	73.13	56.88	77.78	7.97
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	8	473,272	133.96	76.73	57.28	33.65
CITZ	CFS Bancorp, Inc.	NASDAQ	Munster	IN	24	1,545,522	104.24	60.34	57.88	29.75
CHFN	Charter Financial Corp. (MHC)	NASDAQ	West Point	GA	5	1,016,565	102.27	21.57	21.09	41.62
CFSL	Chesterfield Financial Corp.	NASDAQ	Chicago	IL	3	363,340	61.65	47.19	76.55	0.00
CTZN	Citizens First Bancorp, Inc.	NASDAQ	Port Huron	MI	15	962,997	120.96	81.58	67.45	15.97
CFSB	Citizens First Financial Corp.	NASDAQ	Bloomington	IL	5	350,833	117.99	81.37	68.96	20.94
CSBC	Citizens South Banking, Corp. (MHC)	NASDAQ	Gastonia	NC	9	439,268	93.45	73.79	78.96	9.23
CKFB	CKF Bancorp, Inc.	NASDAQ	Danville	KY	3	140,692	102.74	86.77	84.46	4.83
CBSA	Coastal Bancorp, Inc.	NASDAQ	Houston	TX	49	2,507,338	117.17	77.14	65.84	24.32
CFCP	Coastal Financial Corporation	NASDAQ	Myrtle Beach	SC	17	861,287	86.24	61.66	71.50	19.53
CFB	Commercial Federal Corporation	NYSE	Omaha	NE	193	13,175,264	133.41	63.22	47.39	44.19
CMSB	Commonwealth Bancorp, Inc.	NASDAQ	Norristown	PA	61	1,763,820	83.21	69.28	83.27	7.09
CFFC	Community Financial Corporation	NASDAQ	Staunton	VA	7	275,687	NA	NA	79.00	10.23
CIBI	Community Investors Bancorp, Inc.	NASDAQ	Bucyrus	OH	3	119,743	112.40	80.36	71.49	17.82
SBMC	Connecticut Bancshares, Inc.	NASDAQ	Manchester	CT	28	2,475,512	93.89	61.27	65.26	22.89
COOP	Cooperative Bankshares, Inc.	NASDAQ	Wilmington	NC	17	479,435	107.47	80.82	75.20	16.88
CRZY	Crazy Woman Creek Bancorp Incorporated	NASDAQ	Buffalo	WY	3	74,117	100.64	63.24	62.84	17.81
DCOM	Dime Community Bancshares, Inc.	NASDAQ	Brooklyn	NY	20	2,810,132	119.10	75.44	63.34	24.83
DSL	Downey Financial Corp.	NYSE	Newport Beach	CA	151	11,130,203	113.71	88.79	78.08	12.70
DFBS	DutchFork Bancshares, Inc.	NASDAQ	Newberry	SC	3	242,038	43.39	26.49	61.05	24.79
EFC	EFC Bancorp, Inc.	AMEX	Elgin	IL	8	731,539	120.61	78.59	65.16	23.48
ESBK	Elmira Savings Bank, FSB	NASDAQ	Elmira	NY	6	281,491	94.19	76.26	80.97	11.05
EFBC	Empire Federal Bancorp, Inc.	NASDAQ	Livingston	MT	5	213,303	44.29	35.34	79.80	6.09
EQSB	Equitable Bank	NASDAQ	Wheaton	MD	5	476,808	109.52	71.40	65.20	27.91
ESBF	ESB Financial Corporation	NASDAQ	Ellwood City	PA	17	1,304,660	55.02	25.91	47.09	43.08
EVRT	EverTrust Financial Group, Inc.	NASDAQ	Everett	WA	12	675,346	127.33	85.75	67.34	18.51
FCB	Falmouth Bancorp, Inc.	AMEX	Falmouth	MA	3	155,372	80.69	69.12	85.66	3.60
FDTR	Federal Trust Corporation	NASDAQ	Sanford	FL	3	321,280	112.95	83.75	74.15	16.47
FFDF	FFD Financial Corporation	NASDAQ	Dover	OH	3	130,138	112.42	82.53	73.42	13.55
FFLC	FFLC Bancorp, Inc.	NASDAQ	Leesburg	FL	12	891,937	115.43	82.38	71.37	20.18
FFWC	FFW Corporation	NASDAQ	Wabash	IN	4	237,896	90.90	60.62	66.69	22.85
FBCI	Fidelity Bancorp, Inc.	NASDAQ	Chicago	IL	5	692,979	98.58	61.98	62.88	22.69
FSBI	Fidelity Bancorp, Inc.	NASDAQ	Pittsburgh	PA	11	605,258	94.84	53.33	56.23	34.06
FFFL	Fidelity Bankshares, Inc.	NASDAQ	West Palm Bea	FL	38	2,355,600	100.37	74.38	74.10	14.79
FFED	Fidelity Federal Bancorp	NASDAQ	Evansville	IN	5	164,972	82.31	62.64	76.10	15.06
FLBC	Finger Lakes Bancorp, Inc.	NASDAQ	Geneva	NY	7	387,818	76.38	52.20	68.35	21.03
FBEI	First Bancorp of Indiana, Inc.	NASDAQ	Evansville	IN	7	182,644	99.04	65.02	65.66	16.43
FBSI	First Bancshares, Inc.	NASDAQ	Mountain Grov	MO	10	255,877	94.27	73.31	77.77	12.23
FBTC	First BancTrust Corporation	NASDAQ	Paris	IL	2	215,036	66.48	49.56	74.55	11.86
FBBC	First Bell Bancorp, Inc.	NASDAQ	Pittsburgh	PA	7	871,926	71.24	46.46	65.22	24.29
FCAP	First Capital, Inc.	NASDAQ	Corydon	IN	9	291,312	98.92	70.69	71.46	15.81
FDEF	First Defiance Financial Corp.	NASDAQ	Defiance	OH	14	880,379	86.70	59.28	68.38	15.18

Exhibit 7
Selected Financial Data

		Corporate				Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
FESX	First Essex Bancorp, Inc.	NASDAQ	Andover	MA	20	1,697,811	84.56	65.35	77.28	12.07
FFBZ	First Federal Bancorp, Inc.	NASDAQ	Zanesville	OH	6	227,955	128.15	86.98	67.88	22.07
FFBH	First Federal Bancshares of Arkansas, Inc.	NASDAQ	Harrison	AR	16	689,246	83.93	70.05	83.47	5.20
FFBI	First Federal Bancshares, Inc.	NASDAQ	Colchester	IL	6	242,944	55.81	44.61	79.93	1.65
FFSX	First Federal Bankshares, Inc.	NASDAQ	Sioux City	IA	16	650,654	89.49	65.01	72.64	15.23
FTFC	First Federal Capital Corp	NASDAQ	La Crosse	WI	84	2,848,951	90.18	68.41	75.86	15.88
FFKY	First Federal Financial Corporation of Kentucky	NASDAQ	Elizabethtown	KY	13	679,110	98.89	77.16	78.03	11.45
FFCH	First Financial Holdings, Inc.	NASDAQ	Charleston	SC	44	2,263,362	134.54	83.92	62.38	28.22
FFHS	First Franklin Corporation	NASDAQ	Cincinnati	OH	7	278,411	91.53	70.28	76.78	14.97
FGHC	First Georgia Holding, Inc.	NASDAQ	Brunswick	GA	6	253,402	88.92	79.48	89.37	2.17
FFSL	First Independence Corporation	NASDAQ	Independence	KS	3	153,020	113.45	81.12	71.51	18.30
FKAN	First Kansas Financial Corporation	NASDAQ	Osawatomie	KS	6	153,008	71.39	39.40	55.19	32.68
FKFS	First Keystone Financial, Inc.	NASDAQ	Media	PA	7	516,591	87.51	55.16	63.03	25.40
CASH	First Midwest Financial, Inc.	NASDAQ	Storm Lake	IA	16	586,571	95.10	58.71	61.73	28.54
FMSB	First Mutual Bancshares, Inc.	NASDAQ	Bellevue	WA	10	718,731	124.84	82.52	66.10	23.51
FNFG	First Niagara Financial Group, Inc. (MHC)	NASDAQ	Lockport	NY	39	2,872,223	89.60	67.01	74.79	14.17
FNFI	First Niles Financial, Inc.	NASDAQ	Niles	OH	1	97,275	70.70	42.00	59.40	20.05
FPTB	First PacTrust Bancorp, Inc.	NASDAQ	Chula Vista	CA	8	472,085	76.52	64.67	84.51	8.68
FPFC	First Place Financial Corp.	NASDAQ	Warren	OH	24	1,590,935	85.36	56.95	66.72	19.56
FSFF	First SecurityFed Financial, Inc.	NASDAQ	Chicago	IL	5	451,110	107.81	67.21	62.34	19.77
FSLA	First Sentinel Bancorp, Inc.	NASDAQ	Woodbridge	NJ	23	2,256,677	92.86	56.59	60.94	26.49
FBNW	FirstBank NW Corp.	NASDAQ	Lewiston	ID	8	307,040	125.77	78.44	62.37	27.20
FAB	FIRSTFED AMERICA BANCORP, INC.	AMEX	Swansea	MA	25	2,407,668	86.95	47.77	54.94	34.91
FED	FirstFed Financial Corp.	NYSE	Santa Monica	CA	29	4,408,272	157.70	89.20	56.56	34.44
FBC	Flagstar Bancorp, Inc.	NYSE	Troy	MI	81	6,788,880	92.71	49.07	52.93	32.49
FFBK	FloridaFirst Bancorp, Inc.	NASDAQ	Lakeland	FL	18	812,309	85.92	60.89	70.87	16.75
FFIC	Flushing Financial Corporation	NASDAQ	Flushing	NY	10	1,545,642	126.67	73.85	58.30	31.58
FMCO	FMS Financial Corporation	NASDAQ	Burlington	NJ	34	1,049,880	48.74	34.67	71.14	20.60
FKKY	Frankfort First Bancorp, Inc.	NASDAQ	Frankfort	KY	3	140,957	172.95	93.12	53.84	31.91
FFHH	FSF Financial Corp.	NASDAQ	Hutchinson	MN	12	511,984	103.28	73.38	71.05	19.14
GAF	GA Financial, Inc.	AMEX	Pittsburgh	PA	13	858,369	90.43	55.19	61.03	25.81
GUPB	GFSB Bancorp, Inc.	NASDAQ	Gallup	NM	2	203,234	132.24	66.53	50.31	40.80
GSB	Golden State Bancorp Inc.	NYSE	San Francisco	CA	355	51,861,025	160.88	75.38	46.86	43.90
GDW	Golden West Financial Corporation	NYSE	Oakland	CA	268	62,322,114	143.24	83.27	58.13	33.17
GOV	Gouverneur Bancorp Inc. (MHC)	AMEX	Gouverneur	NY	2	82,998	109.98	65.90	59.92	17.95
GCFC	Grand Central Financial Corp.	NASDAQ	Wellsville	OH	2	115,944	81.06	54.68	67.46	16.13
GTPS	Great American Bancorp, Inc.	NASDAQ	Champaign	IL	3	164,964	106.57	81.50	76.48	10.91
PEDE	Great Pee Dee Bancorp, Inc.	NASDAQ	Cheraw	SC	2	124,442	130.44	85.05	65.20	14.06
GAFC	Greater Atlantic Financial Corp.	NASDAQ	Reston	VA	9	497,949	95.03	50.61	53.26	40.14
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	8	370,928	72.21	52.81	73.13	16.73
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	6	220,158	70.46	58.80	83.45	4.09
GPT	GreenPoint Financial Corporation	NYSE	New York	NY	74	20,103,000	89.21	49.06	54.99	30.91
GSLA	GS Financial Corp.	NASDAQ	Metairie	LA	3	194,336	100.37	43.38	43.22	37.26
GFED	Guaranty Federal Bancshares, Inc.	NASDAQ	Springfield	MO	9	376,940	142.83	84.74	59.33	29.76
HARB	Harbor Florida Bancshares, Inc.	NASDAQ	Fort Pierce	FL	33	1,998,242	113.72	76.19	67.00	19.79
HARL	Harleysville Savings Financial Corporation	NASDAQ	Harleysville	PA	5	602,145	84.83	50.04	58.99	33.91
HFFB	Harrodsburg First Financial Bancorp, Inc.	NASDAQ	Harrodsburg	KY	4	142,866	93.76	75.95	81.01	0.70
HTHR	Hawthorne Financial Corporation	NASDAQ	El Segundo	CA	13	1,844,784	135.99	87.86	64.61	26.28
HCBB	HCB Bancshares, Inc.	NASDAQ	Camden	AR	5	281,985	77.01	45.15	58.63	29.80
HMLK	Hemlock Federal Financial Corp.	NASDAQ	Oak Forest	IL	6	299,726	75.52	49.25	65.21	26.76
HFWA	Heritage Financial Corporation	NASDAQ	Olympia	WA	18	587,336	94.17	80.94	85.96	0.17
HFFC	HF Financial Corp.	NASDAQ	Sioux Falls	SD	33	722,669	100.50	78.24	77.85	11.67
HCBC	High Country Bancorp, Inc.	NASDAQ	Salida	CO	3	170,288	124.96	81.60	65.30	24.27
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	6	404,026	120.95	76.61	63.34	26.41
HMNF	HMN Financial, Inc.	NASDAQ	Rochester	MN	13	693,723	118.74	68.38	57.59	30.89
HCFC	Home City Financial Corporation	NASDAQ	Springfield	OH	2	146,222	121.26	81.57	67.27	24.23
HWEN	Home Financial Bancorp	NASDAQ	Spencer	IN	2	66,746	127.97	79.48	62.11	27.72
HLFC	Home Loan Financial Corporation	NASDAQ	Coshocton	OH	3	132,281	139.79	84.30	60.31	21.77
HSTD	Homestead Bancorp, Inc.	NASDAQ	Ponchatoula	LA	3	133,501	114.52	55.40	48.37	41.72
HFBC	HopFed Bancorp, Inc.	NASDAQ	Hopkinsville	KY	8	302,318	95.23	69.42	72.90	11.15
HRZB	Horizon Financial Corp.	NASDAQ	Bellingham	WA	15	782,837	88.50	72.13	81.50	3.68
HCBK	Hudson City Bancorp, Inc. (MHC)	NASDAQ	Paramus	NJ	81	12,842,564	78.41	52.13	66.48	22.97
HRBT	Hudson River Bancorp, Inc.	NASDAQ	Hudson	NY	51	2,518,575	105.73	74.70	70.65	18.21
ICBC	Independence Community Bank Corp.	NASDAQ	Brooklyn	NY	72	7,958,739	120.74	74.63	61.81	23.68
IFSB	Independence Federal Savings Bank	NASDAQ	Washington	DC	5	262,648	34.99	27.72	79.20	11.06
NDE	IndyMac Bancorp Inc.	NYSE	Pasadena	CA	10	7,434,834	101.15	38.18	37.74	44.81
ITLA	ITLA Capital Corporation	NASDAQ	La Jolla	CA	6	1,440,947	146.13	88.06	60.26	27.03
JXVL	Jacksonville Bancorp, Inc.	NASDAQ	Jacksonville	TX	9	407,783	79.44	64.91	81.71	7.48
JXSB	Jacksonville Bancorp, Inc. (MHC)	NASDAQ	Jacksonville	IL	7	244,568	70.16	62.87	89.60	0.38

Exhibit 7
Selected Financial Data

		Corporate				Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
KNK	Kankakee Bancorp, Inc.	AMEX	Kankakee	IL	15	541,318	96.27	74.58	77.48	12.43
KYF	Kentucky First Bancorp, Inc.	AMEX	Cynthiana	KY	2	79,672	73.16	49.70	67.93	14.80
KFBI	Klamath First Bancorp, Inc.	NASDAQ	Klamath Falls	OR	57	1,465,883	55.23	43.27	78.35	10.89
LARL	Laurel Capital Group, Inc.	NASDAQ	Allison Park	PA	6	278,061	79.91	64.78	81.07	7.78
LFED	Leeds Federal Bankshares, Inc. (MHC)	NASDAQ	Baltimore	MD	2	438,070	64.28	55.79	86.78	0.03
LXMO	Lexington B&L Financial Corp.	NASDAQ	Lexington	MO	3	132,263	76.08	55.12	72.45	15.33
LIBB	Liberty Bancorp, Inc. (MHC)	NASDAQ	Avenel	NJ	7	360,926	71.45	56.50	79.07	10.82
LNCB	Lincoln Bancorp	NASDAQ	Plainfield	IN	8	507,806	127.10	68.67	54.03	28.24
LOGN	Logansport Financial Corp.	NASDAQ	Logansport	IN	1	147,445	120.87	77.89	64.44	24.30
LSBX	LSB Corporation	NASDAQ	North Andover	MA	5	447,395	84.2	52.36	62.18	24.68
LSBI	LSB Financial Corp.	NASDAQ	Lafayette	IN	5	300,868	126.19	86.54	68.58	22.72
MAFB	MAF Bancorp, Inc.	NASDAQ	Clarendon Hills	IL	33	5,773,179	116.92	75.13	64.25	25.47
MASB	MASSBANK Corp.	NASDAQ	Reading	MA	15	996,439	37.64	33.01	87.70	0.02
MTXC	Matrix Bancorp, Inc.	NASDAQ	Denver	CO	3	1,623,223	26.48	12.88	48.63	32.10
MFLR	Mayflower Co-operative Bank	NASDAQ	Middleboro	MA	5	184,979	63.15	51.95	82.26	9.19
MDBK	Medford Bancorp, Inc.	NASDAQ	Medford	MA	19	1,447,003	59.21	46.98	79.34	12.13
METF	Metropolitan Financial Corp.	NASDAQ	Highland Hills	OH	24	1,519,276	95.12	67.18	70.63	21.48
MFBC	MFB Corp.	NASDAQ	Mishawaka	IN	7	418,915	124.23	75.82	61.03	30.55
MCBF	Monarch Community Bancorp, Inc.	NASDAQ	Coldwater	MI	5	177,242	135.57	81.77	60.31	29.06
MBBC	Monterey Bay Bancorp, Inc.	NASDAQ	Watsonville	CA	8	562,755	107.89	87.10	80.72	9.56
MSBF	MSB Financial, Inc.	NASDAQ	Marshall	MI	3	108,155	112.85	77.57	68.73	14.27
MFSF	MutualFirst Financial, Inc.	NASDAQ	Muncie	IN	17	776,665	119.36	84.20	70.54	15.07
MYST	Mystic Financial, Inc.	NASDAQ	Medford	MA	5	356,733	91.91	68.90	74.97	16.30
NASB	NASB Financial, Inc.	NASDAQ	Grandview	MO	8	932,338	143.67	87.03	60.58	27.38
NTBK	NetBank, Inc.	NASDAQ	Alpharetta	GA	0	3,590,423	66.47	33.09	49.79	33.50
NHTB	New Hampshire Thrift Bancshares, Inc.	NASDAQ	Newport	NH	14	488,125	78.80	66.80	84.77	4.50
NYCB	New York Community Bancorp, Inc.	NASDAQ	Westbury	NY	109	10,239,883	101.04	52.14	51.61	32.79
NMIL	NewMil Bancorp, Inc.	NASDAQ	New Milford	CT	18	649,692	65.34	53.45	81.80	8.57
NBSI	North Bancshares, Inc.	NASDAQ	Chicago	IL	2	143,294	105.09	67.00	63.76	23.90
FFFD	North Central Bancshares, Inc.	NASDAQ	Fort Dodge	IA	9	404,979	123.35	85.51	69.32	20.64
NBN	Northeast Bancorp	AMEX	Auburn	ME	11	442,216	123.68	84.80	68.56	21.06
NEIB	Northeast Indiana Bancorp, Inc.	NASDAQ	Huntington	IN	3	225,293	127.59	71.87	56.33	31.36
NEPF	Northeast Pennsylvania Financial Corp.	NASDAQ	Hazleton	PA	19	874,545	83.94	54.90	65.41	23.83
NWSB	Northwest Bancorp, Inc. (MHC)	NASDAQ	Warren	PA	126	4,301,246	84.46	70.55	83.54	6.03
OCFC	OceanFirst Financial Corp.	NASDAQ	Toms River	NJ	17	1,717,261	113.86	77.05	67.67	22.75
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	8	417,480	65.01	46.17	71.02	17.03
OTFC	Oregon Trail Financial Corp.	NASDAQ	Baker City	OR	9	398,791	100.25	65.27	65.11	20.09
PPBI	Pacific Premier Bancorp, Inc.	NASDAQ	Costa Mesa	CA	3	246,381	64.89	52.82	81.39	13.34
PBCI	Pamrapo Bancorp, Inc.	NASDAQ	Bayonne	NJ	11	566,012	89.49	67.84	75.80	13.69
PFED	Park Bancorp, Inc.	NASDAQ	Chicago	IL	3	245,600	90.93	60.78	66.84	20.18
PVSA	Parkvale Financial Corporation	NASDAQ	Monroeville	PA	38	1,632,192	91.39	75.55	82.67	9.07
PRTR	Partners Trust Financial Group, Inc. (MHC)	NASDAQ	Utica	NY	9	1,037,108	102.42	59.15	57.75	24.53
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	5	257,966	97.62	67.11	68.75	19.17
PFSB	PennFed Financial Services, Inc.	NASDAQ	West Orange	NJ	21	1,892,427	123.07	76.38	62.06	27.89
PFDC	Peoples Bancorp	NASDAQ	Auburn	IN	15	488,548	104.07	80.22	77.08	10.03
PBCT	People's Bank (MHC)	NASDAQ	Bridgeport	CT	150	11,810,600	77.49	54.62	70.49	19.87
PCBI	Peoples Community Bancorp, Inc.	NASDAQ	West Chester	OH	11	561,135	151.18	88.38	58.46	31.08
PSFC	Peoples-Sidney Financial Corporation	NASDAQ	Sidney	OH	4	138,131	126.40	87.54	69.26	18.19
PFB	PFF Bancorp, Inc.	NYSE	Pomona	CA	25	3,012,563	117.30	85.20	72.64	16.20
PBNC	PFS Bancorp, Inc.	NASDAQ	Aurora	IN	3	121,608	103.19	78.27	75.85	0.00
PHSB	PHSB Financial Corp.	NASDAQ	Beaver Falls	PA	10	328,335	66.85	44.20	66.12	17.76
PHFC	Pittsburgh Financial Corp.	NASDAQ	Wexford	PA	9	407,752	133.88	62.92	47.00	43.93
PFSL	Pocahontas Bancorp, Inc.	NASDAQ	Jonesboro	AR	24	607,420	79.72	66.26	83.12	4.32
PORT	Port Financial Corp.	NASDAQ	Brighton	MA	11	1,380,838	77.90	61.95	79.52	10.78
PRBC	Prestige Bancorp, Inc.	NASDAQ	Pleasant Hills	PA	4	190,147	109.22	70.20	64.27	27.77
PFNC	Progress Financial Corporation	NASDAQ	Blue Bell	PA	20	904,002	76.23	53.26	69.87	19.42
PBCP	Provident Bancorp, Inc. (MHC)	NASDAQ	Montebello	NY	17	1,040,804	82.77	63.40	76.59	10.87
PROV	Provident Financial Holdings, Inc.	NASDAQ	Riverside	CA	11	1,006,494	88.59	59.63	67.31	20.12
PLSK	Pulaski Bancorp, Inc. (MHC)	NASDAQ	Springfield	NJ	6	235,150	75.66	65.09	86.03	1.70
PULB	Pulaski Financial Corp.	NASDAQ	St. Louis	MO	5	301,917	119.28	73.23	61.40	26.72
PVFC	PVF Capital Corp.	NASDAQ	Solon	OH	13	700,076	121.10	84.15	69.49	20.87
QCBC	Quaker City Bancorp, Inc.	NASDAQ	Whittier	CA	21	1,487,434	119.26	80.96	67.88	22.23
RIVR	River Valley Bancorp	NASDAQ	Madison	IN	4	203,664	108.09	80.35	74.33	15.49
RVSB	Riverview Bancorp, Inc.	NASDAQ	Vancouver	WA	12	408,181	100.15	73.91	73.80	12.13
ROME	Rome Bancorp, Inc. (MHC)	NASDAQ	Rome	NY	4	249,253	91.54	70.97	77.53	6.28
RSLN	Roslyn Bancorp, Inc.	NASDAQ	Jericho	NY	32	9,886,685	66.09	34.40	52.05	40.12
SCFS	Seacoast Financial Services Corporation	NASDAQ	New Bedford	MA	43	3,602,972	117.89	76.22	64.65	24.26
SFBI	Security Financial Bancorp, Inc.	NASDAQ	St. John	IN	6	200,172	70.19	51.93	73.98	7.51
SVBI	Severn Bancorp, Inc.	NASDAQ	Annapolis	MD	2	406,746	114.82	93.17	81.15	8.60

Exhibit 7
Selected Financial Data

		Corporate				Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
SKBO	Skibo Financial Corp. (MHC)	NASDAQ	Carnegie	PA	3	155,458	58.83	29.79	50.63	30.88
SOBI	Sobieski Bancorp, Inc.	NASDAQ	South Bend	IN	3	137,273	117.13	73.74	62.95	26.23
SFFS	Sound Federal Bancorp (MHC)	NASDAQ	Mamaroneck	NY	9	651,465	80.74	67.50	83.60	5.37
SSFC	South Street Financial Corp.	NASDAQ	Albemarle	NC	2	212,797	107.45	83.98	78.16	7.99
SRN	Southern Banc Company, Inc. (The)	AMEX	Gadsden	AL	4	107,382	45.06	33.46	74.25	9.31
SMBC	Southern Missouri Bancorp, Inc.	NASDAQ	Poplar Bluff	MO	8	266,288	112.61	79.91	70.96	19.27
SZB	SouthFirst Bancshares, Inc.	AMEX	Sylacauga	AL	5	140,205	93.53	65.34	69.86	18.84
SOV	Sovereign Bancorp, Inc.	NYSE	Philadelphia	PA	527	38,237,783	85.14	57.01	66.96	23.56
STFR	St. Francis Capital Corporation	NASDAQ	Brookfield	WI	22	2,245,638	91.53	56.93	62.21	29.07
SFFC	StateFed Financial Corporation	NASDAQ	Clive	IA	3	96,263	128.10	89.03	69.50	14.54
SIB	Staten Island Bancorp, Inc.	NYSE	Staten Island	NY	34	6,445,310	101.47	51.54	50.80	39.59
STSA	Sterling Financial Corporation	NASDAQ	Spokane	WA	77	3,088,078	110.89	71.07	64.09	26.76
STBI	Sturgis Bancorp, Inc.	NASDAQ	Sturgis	MI	11	300,961	106.26	71.00	66.82	21.83
SUFI	Superior Financial Corp.	NASDAQ	Little Rock	AR	60	1,709,147	90.23	62.74	69.54	20.50
TSH	Teche Holding Co.	AMEX	New Iberia	LA	15	509,616	101.19	70.65	69.83	18.54
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	13	728,186	81.29	48.84	60.08	30.54
THTL	Thistle Group Holdings, Co.	NASDAQ	Philadelphia	PA	13	791,947	63.02	37.10	58.87	22.90
TSBK	Timberland Bancorp, Inc.	NASDAQ	Hoquiam	WA	13	415,051	115.58	77.04	66.65	14.89
TRYF	Troy Financial Corporation	NASDAQ	Troy	NY	21	1,142,819	90.93	66.97	73.65	9.98
UCBC	Union Community Bancorp	NASDAQ	Crawfordsville	IN	7	270,057	126.14	87.06	69.02	15.96
UFBS	Union Financial Bancshares, Incorporated	NASDAQ	Union	SC	6	308,523	82.55	54.63	66.18	22.36
UCFC	United Community Financial Corp.	NASDAQ	Youngstown	OH	33	2,006,660	100.10	75.78	75.70	9.74
UPFC	United PanAm Financial Corp.	NASDAQ	Newport Beach	CA	4	797,107	84.36	37.17	44.06	44.77
UTBI	United Tennessee Bankshares, Inc.	NASDAQ	Newport	TN	3	110,180	84.33	71.58	84.87	0.00
WRNB	Warren Bancorp, Inc.	NASDAQ	Peabody	MA	6	459,726	87.55	75.11	85.79	3.71
WSBI	Warwick Community Bancorp, Inc.	NASDAQ	Warwick	NY	8	807,749	123.96	68.45	55.22	32.50
WFSL	Washington Federal, Inc.	NASDAQ	Seattle	WA	114	7,118,274	97.70	60.62	62.05	22.79
WM	Washington Mutual, Inc.	NYSE	Seattle	WA	1341	261,281,000	113.63	56.13	49.40	40.46
WSB	Washington Savings Bank, FSB	AMEX	Bowie	MD	5	290,033	78.50	55.21	70.33	17.89
WAYN	Wayne Savings Bancshares, Inc. (MHC)	NASDAQ	Wooster	OH	10	334,606	82.42	74.08	89.88	1.49
WYPT	Waypoint Financial Corp.	NASDAQ	Harrisburg	PA	58	5,301,777	93.86	45.02	47.96	40.96
WCFB	Webster City Federal Bancorp (MHC)	NASDAQ	Webster City	IA	1	100,047	113.34	76.06	67.11	9.70
WBST	Webster Financial Corporation	NASDAQ	Waterbury	CT	109	12,490,379	99.80	58.63	58.75	30.88
WEFC	Wells Financial Corp.	NASDAQ	Wells	MN	8	226,603	89.36	69.10	77.32	10.15
WEBK	West Essex Bancorp, Inc.(MHC)	NASDAQ	Caldwell	NJ	8	390,333	66.04	41.68	63.12	23.33
WES	Westcorp	NYSE	Irvine	CA	24	11,298,811	394.65	76.42	19.36	71.59
WOFC	Western Ohio Financial Corporation	NASDAQ	Springfield	OH	7	346,743	125.93	78.71	62.50	24.35
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	791,416	62.41	51.1	81.88	0.98
WGBC	Willow Grove Bancorp, Inc.	NASDAQ	Maple Glen	PA	13	759,714	84.66	59.03	69.73	12.88
WFI	Winton Financial Corporation	AMEX	Cincinnati	OH	6	491,890	134.01	86.80	64.77	26.14
WRO	Woronoco Bancorp Inc.	AMEX	Westfield	MA	12	710,115	120.60	64.92	53.83	35.08
WSFS	WSFS Financial Corporation	NASDAQ	Wilmington	DE	22	1,943,777	88.96	53.27	59.88	30.40
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh	PA	6	404,911	89.18	38.44	43.11	47.83
	Average					3,154,128	99.46	65.85	67.83	19.98

		Corporate				Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)

Exhibit 7
Selected Financial Data

		Corporate				Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data									
ABBK	Abington Bancorp, Inc.	NASDAQ	Abington	MA	13	798,491	62.99	43.50	69.05	23.01
BHL	Berkshire Hills Bancorp, Inc.	AMEX	Pittsfield	MA	11	1,042,278	106.90	76.93	71.97	13.99
FBBC	First Bell Bancorp, Inc.	NASDAQ	Pittsburgh	PA	7	871,926	71.24	46.46	65.22	24.29
FMCO	FMS Financial Corporation	NASDAQ	Burlington	NJ	34	1,049,880	48.74	34.67	71.14	20.60
GAF	GA Financial, Inc.	AMEX	Pittsburgh	PA	13	858,369	90.43	55.19	61.03	25.81
MASB	MASSBANK Corp.	NASDAQ	Reading	MA	15	996,439	37.64	33.01	87.70	0.02
NMIL	NewMil Bancorp, Inc.	NASDAQ	New Milford	CT	18	649,692	65.34	53.45	81.80	8.57
NEPF	Northeast Pennsylvania Financial Corp.	NASDAQ	Hazleton	PA	19	874,545	83.94	54.90	65.41	23.83
PFNC	Progress Financial Corporation	NASDAQ	Blue Bell	PA	20	904,002	76.23	53.26	69.87	19.42
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	13	728,186	81.29	48.84	60.08	30.54
TRYF	Troy Financial Corporation	NASDAQ	Troy	NY	21	1,142,819	90.93	66.97	73.65	9.98
WSBI	Warwick Community Bancorp, Inc.	NASDAQ	Warwick	NY	8	807,749	123.96	68.45	55.22	32.50
WRO	Woronoco Bancorp Inc.	AMEX	Westfield	MA	12	710,115	120.60	64.92	53.83	35.08
	Average					879,576	81.56	53.89	68.15	20.59
	Median					871,926	81.29	53.45	69.05	23.01
	Maximum					1,142,819	123.96	76.93	87.70	35.08
	Minimum					649,692	37.64	33.01	53.83	0.02
	Sound Federal Bancorp (MHC)	NASDAQ	Mamaroneck	NY	9	651,465	80.74	67.50	83.60	5.37
	Variance to the Comparable Median					(220,461)	(0.55)	14.05	14.55	(17.64)

Exhibit 7
Selected Financial Data

		Capital as of The Most Recent Quarter					Asset Quality as of The Most Recent Quarter						Profitability as of The Most Recent Quarter	
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)
ABBK	Abington Bancorp, Inc.	5.65	5.40	4.77	6.33	6.35	0.96	162.01	0.42	7.39	1.56	161.48	0.83	16.42
ANA	Acadiana Bancshares, Inc.	8.86	8.86	0.00	9.64	8.80	0.12	949.8	0.08	0.92	1.10	949.8	0.77	8.72
AABC	Access Anytime Bancorp, Inc.	7.41	6.53	12.73	7.85	9.02	1.03	53.80	1.06	14.34	0.55	41.30	0.31	4.10
AFBC	Advance Financial Bancorp	8.53	8.53	0.00	9.00	8.30	0.45	131.59	0.70	8.22	0.59	33.50	0.85	9.85
ANE	Alliance Bancorp of New England, Inc.	5.71	5.7	0.21	6.67	NA	1.09	138.59	0.70	12.22	1.51	138.59	0.86	15.36
AMFC	AMB Financial Corp.	8.22	8.22	0.00	8.68	7.25	1.55	39.03	1.18	14.31	0.60	39.03	0.69	8.47
ASBI	Ameriana Bancorp	8.09	7.82	3.61	8.69	7.50	3.36	26.63	2.28	28.11	0.89	24.70	0.45	5.63
AMFH	American Financial Holdings, Inc.	15.33	12.29	22.60	15.92	8.57	0.27	380.41	0.16	1.04	1.03	372.61	1.36	8.67
ABCW	Anchor BanCorp Wisconsin Inc.	8.30	7.69	7.93	9.19	7.41	0.49	231.92	0.43	5.14	1.14	207.98	1.24	15.18
ASBP	ASB Financial Corp.	10.42	10.42	0.00	11.03	9.13	0.79	103.44	0.59	5.64	0.82	78.21	1.62	15.48
AF	Astoria Financial Corporation	7.21	6.42	11.69	7.59	6.7	0.25	269.69	0.15	2.02	0.67	250.09	1.16	16.32
BKMU	Bank Mutual Corporation (MHC)	10.92	9.08	18.54	11.35	7.94	0.16	442.58	0.11	1.02	0.69	298.91	0.97	8.92
BBX	BankAtlantic Bancorp, Inc.	7.81	6.01	24.55	8.63	6.55	1.16	116.72	0.90	11.54	1.36	91.26	1.53	19.49
BKUNA	BankUnited Financial Corporation	5.65	5.19	8.60	5.98	7.75	0.73	72.32	0.48	8.49	0.52	67.34	0.58	9.83
BYS	Bay State Bancorp, Inc.	10.41	10.41	0.00	11.26	8.14	0.00	NM	0.02	0.20	0.98	NM	1.41	13.49
BCSB	BCSB Bankcorp, Inc. (MHC)	9.92	9.92	0.00	10.31	10.44	0.34	176.43	0.22	2.17	0.60	176.43	0.44	4.47
BFSB	Bedford Bancshares, Inc.	9.75	9.75	0.00	10.21	8.52	0.40	128.69	0.37	3.76	0.52	124.97	1.20	12.29
BHL	Berkshire Hills Bancorp, Inc.	12.95	12.08	7.59	14.00	10.45	0.30	459.82	0.42	3.25	1.37	196.95	0.82	6.15
BFFC	Big Foot Financial Corporation	12.96	12.96	0.00	13.10	10.72	NA	NA	NA	NA	0.17	151.52	0.57	4.46
BRBI	Blue River Bancshares, Inc.	8.72	6.74	24.33	10.26	6.11	3.53	75.47	3.22	36.94	2.66	36.56	-8.81	-95.26
BFD	BostonFed Bancorp, Inc.	6.42	5.31	18.22	7.28	7.67	0.53	220.1	0.39	6.07	1.17	220.1	0.70	10.50
BYFC	Broadway Financial Corporation	8.45	8.45	0.00	9.32	7.51	0.62	187.02	0.53	6.25	1.16	165.89	0.72	8.53
BRKL	Brookline Bancorp, Inc.	19.56	19.56	0.00	20.57	NA	0.02	NM	0.01	0.05	1.78	NM	1.73	7.01
CAFI	Camco Financial Corporation	9.10	8.85	3.01	9.52	7.87	1.32	45.62	1.10	12.12	0.60	31.77	0.92	10.16
CFFN	Capitol Federal Financial (MHC)	11.09	11.09	0.00	11.15	11.00	0.14	63.81	0.12	1.05	0.09	47.67	0.96	8.69
CNY	Carver Bancorp, Inc.	8.61	8.54	0.89	9.55	8.73	0.53	276.57	0.34	3.95	1.46	276.57	0.79	9.42
CBES	CBES Bancorp, Inc.	12.55	12.55	0.00	13.88	11.22	5.00	46.73	5.46	43.47	2.34	24.37	-1.23	-10.05
CEBK	Central Bancorp, Inc.	8.26	7.82	5.71	8.95	7.93	0	NM	0	0	0.91	NM	0.87	10.53
CITZ	CFS Bancorp, Inc.	10.96	10.96	0.00	11.49	8.8	NA	NA	1.64	14.93	0.88	32.46	0.50	4.71
CHFN	Charter Financial Corp. (MHC)	25.80	25.80	0.00	26.31	9.8	1.27	185.26	0.42	1.62	2.35	113.37	0.08	0.28
CFSL	Chesterfield Financial Corp.	21.12	NA	NA	21.55	NA	0.13	709.91	0.06	0.29	0.92	709.91	0.82	3.88
CTZN	Citizens First Bancorp, Inc.	15.25	15.25	0	16.40	NA	0.40	357.12	0.37	2.41	1.41	314.66	1.19	7.55
CFSB	Citizens First Financial Corp.	9.10	9.10	0.00	9.76	8.56	2.04	39.90	2.03	22.29	0.81	22.76	0.78	8.82
CSBC	Citizens South Banking, Corp. (MHC)	9.94	8.17	19.38	10.64	6.91	0.40	236.36	0.65	6.52	0.95	108.68	1.03	10.54
CKFB	CKF Bancorp, Inc.	9.53	8.82	8.21	9.89	7.64	0.24	178.47	0.26	2.77	0.42	23.84	0.94	9.97
CBSA	Coastal Bancorp, Inc.	5.86	5.07	14.12	6.46	6.69	0.66	120.03	0.68	11.67	0.79	83.40	0.73	11.55
CFCP	Coastal Financial Corporation	7.20	7.20	0.00	8.08	6.93	1.45	98.82	1.12	15.59	1.43	56.53	1.25	17.23
CFB	Commercial Federal Corporation	5.75	4.39	24.82	6.54	5.61	0.84	148.58	0.84	14.51	1.25	94.27	0.85	14.18
CMSB	Commonwealth Bancorp, Inc.	8.18	6.99	15.66	9.03	6.71	0.71	173.99	0.63	7.68	1.23	135.54	1.16	13.99
CFFC	Community Financial Corporation	9.87	9.85	0.21	NA	8.96	NA	NA	NA	NA	NA	NA	1.10	11.08
CIBI	Community Investors Bancorp, Inc.	10.29	10.29	0.00	10.76	NA	NA	NA	NA	NA	0.58	NA	0.99	9.56
SBMC	Connecticut Bancshares, Inc.	10.14	9.02	12.20	10.76	NA	NA	NA	NA	NA	1.01	172.54	0.99	9.91
COOP	Cooperative Bankshares, Inc.	7.46	7.33	1.85	8.00	7.55	0.00	NM	0.27	3.61	0.67	171.20	0.98	12.91
CRZY	Crazy Woman Creek Bancorp Incorporated	18.18	17.91	1.82	18.61	14.53	0.44	153.88	0.28	1.53	0.68	153.88	0.17	0.89
DCOM	Dime Community Bancshares, Inc.	8.89	6.98	23.12	9.43	6.91	0.10	723.98	0.08	0.90	0.72	687.08	1.57	17.66
DSL	Downey Financial Corp.	7.07	7.05	0.37	7.40	7.51	0.71	51.28	0.75	10.60	0.36	42.96	0.75	10.47
DFBS	DutchFork Bancshares, Inc.	13.72	13.72	0.00	13.95	13.44	NA	NA	NA	NA	0.89	NA	1.03	7.85
EFC	EFC Bancorp, Inc.	9.87	9.87	0.00	10.24	9.26	0.61	77.06	0.48	4.86	0.47	77.06	0.89	8.96
ESBK	Elmira Savings Bank, FSB	7.22	6.98	3.56	7.95	6.9	0.78	121.73	1.19	16.48	0.95	61.06	0.83	11.57
EFBC	Empire Federal Bancorp, Inc.	13.35	13.35	0.00	13.94	12.51	4.64	36.17	1.64	12.29	1.68	34.93	0.19	1.42
EQSB	Equitable Bank	6.25	6.25	0.00	6.43	6.25	0.00	NM	0.00	0.00	0.24	NM	0.76	12.29
ESBF	ESB Financial Corporation	6.77	6.11	10.32	7.09	6.26	0.53	230.77	0.22	3.31	1.23	142.86	0.72	11.10
EVRT	EverTrust Financial Group, Inc.	13.57	13.57	0.00	14.89	13.5	0.00	NM	0.02	0.14	1.54	NM	0.98	7.05
FCB	Falmouth Bancorp, Inc.	10.50	10.50	0.00	11.17	9.77	0	NM	0	0	0.98	NM	1.13	10.20
FDTR	Federal Trust Corporation	6.17	6.17	0.00	6.73	7.00	1.46	46.43	1.57	25.38	0.68	36.22	0.59	9.59
FFDF	FFD Financial Corporation	12.65	12.65	0.00	13.16	11.52	0.24	263.92	0.20	1.55	0.63	263.92	0.75	6.08
FFLC	FFLC Bancorp, Inc.	7.57	7.57	0.00	8.10	7.1	0.22	284.74	0.22	2.90	0.64	240.46	1.04	13.23
FFWC	FFW Corporation	9.45	NA	NA	10.44	NA	1.35	121.51	0.90	9.48	1.64	110.79	0.97	10.41
FBCI	Fidelity Bancorp, Inc.	7.71	7.71	0.00	7.96	NA	0.22	174.61	0.2	2.63	0.39	119.43	1.32	17.23
FSBI	Fidelity Bancorp, Inc.	6.63	6.21	6.84	7.15	7.11	0.66	147.69	0.45	6.77	0.97	115.22	0.81	12.51
FFFL	Fidelity Bankshares, Inc.	7.66	7.57	1.21	7.97	7.6	0.18	231.59	0.14	1.78	0.42	231.59	0.70	9.05
FFED	Fidelity Federal Bancorp	7.56	7.10	6.52	8.44	7.78	0.72	194.25	1.61	21.33	1.41	54.3	0.10	1.43
FLBC	Finger Lakes Bancorp, Inc.	9.57	9.57	0.00	10.02	NA	0.17	497.10	0.10	1.08	0.85	427.68	0.77	7.78
FBEI	First Bancorp of Indiana, Inc.	17.15	NA	NA	17.60	NA	NA	NA	NA	NA	0.70	NA	0.68	3.90
FBSI	First Bancshares, Inc.	9.54	9.31	2.64	9.83	8.40	0.00	NM	0.13	1.34	0.40	32.96	0.55	5.50
FBTC	First BancTrust Corporation	12.96	12.96	0.00	13.91	13.75	3	63.5	1.77	13.69	1.91	53.25	0.86	6.35
FBBC	First Bell Bancorp, Inc.	8.38	8.38	0.00	8.48	9.10	0.34	67.37	0.16	1.88	0.23	67.37	1.15	13.71
FCAP	First Capital, Inc.	11.98	11.95	0.33	12.37	11.50	0.63	86.54	0.50	4.20	0.55	NA	1.07	9.03
FDEF	First Defiance Financial Corp.	13.88	13.53	2.92	14.68	NA	0.58	230.28	0.38	2.77	1.35	207.5	3.94	29.26

Exhibit 7
Selected Financial Data

Ticker	Short Name	Capital as of The Most Recent Quarter: Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	Asset Quality as of The Most Recent Quarter: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Profitability as of The Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
FESX	First Essex Bancorp, Inc.	7.97	7.10	11.72	8.78	7.61	0.24	506.28	0.20	2.47	1.24	410.75	1.23	15.68
FFBZ	First Federal Bancorp, Inc.	9.43	9.43	0.04	10.15	7.88	0.13	651.98	0.12	1.29	0.83	357.17	0.98	10.67
FFBH	First Federal Bancshares of Arkansas, Inc.	10.07	10.07	0.00	10.28	10.19	0.75	40.28	0.58	5.75	0.30	36.56	1.07	10.26
FFBI	First Federal Bancshares, Inc.	17.73	17.73	0.00	17.98	14.50	NA	NA	NA	NA	0.56	75.56	0.80	4.43
FFSX	First Federal Bankshares, Inc.	10.95	8.30	26.45	11.66	7.62	1.21	89.78	0.85	7.74	1.08	69.44	0.35	3.12
FTFC	First Federal Capital Corp	6.93	5.46	22.54	7.31	NA	0.26	212.58	0.3	4.37	0.54	122.45	1.20	16.63
FFKY	First Federal Financial Corporation of Kentucky	8.63	7.49	14.30	9.18	7.45	NA	NA	NA	NA	0.71	NA	1.09	12.33
FFCH	First Financial Holdings, Inc.	7.34	6.89	6.60	8.06	7.52	0.89	95.54	0.92	12.55	0.85	77.43	1.24	17.10
FFHS	First Franklin Corporation	7.96	7.96	0	8.37	7.33	0.36	163.02	0.25	3.17	0.59	82.86	-0.35	-4.41
FGHC	First Georgia Holding, Inc.	8.07	7.92	2.10	9.02	8.82	2.30	51.56	2.19	27.16	1.19	43.02	0.74	9.20
FFSL	First Independence Corporation	9.81	9.81	0.00	10.36	9.04	1.11	60.27	1.38	14.02	0.67	30.90	0.77	7.89
FKAN	First Kansas Financial Corporation	10.70	10.69	0.15	10.88	9.59	0.24	185.21	0.10	0.90	0.44	178.91	0.61	5.82
FKFS	First Keystone Financial, Inc.	6.18	6.18	0.00	6.61	7.90	1.36	57.6	0.8	12.99	0.78	53.62	0.59	9.82
CASH	First Midwest Financial, Inc.	7.52	6.98	7.71	8.27	8.03	1.92	66.19	1.28	17.03	1.27	52.49	0.37	4.89
FMSB	First Mutual Bancshares, Inc.	7.79	7.79	0.00	8.78	9.12	0.06	NM	0.05	0.67	1.20	NM	1.09	13.99
FNFG	First Niagara Financial Group, Inc. (MHC)	9.48	6.86	29.66	10.17	6.73	0.61	167.85	0.42	4.42	1.02	163.53	0.98	10.35
FNFI	First Niles Financial, Inc.	18.71	18.71	0.00	19.47	14.80	1.52	119.03	0.64	3.41	1.81	70.42	0.99	5.47
FPTB	First PacTrust Bancorp, Inc.	6.36	6.36	0.00	6.86	6.30	NA	NA	NA	NA	0.78	NA	0.69	9.61
FPFC	First Place Financial Corp.	11.65	10.37	12.23	12.24	NA	NA	NA	0.79	6.78	1.04	75.25	0.81	7.07
FSFF	First SecurityFed Financial, Inc.	16.52	16.51	0.14	17.17	13.57	NA	NA	NA	NA	0.96	NA	1.78	10.62
FSLA	First Sentinel Bancorp, Inc.	10.38	10.18	2.13	10.95	8.93	0.58	171.63	0.33	3.17	1.00	169.80	0.99	9.60
FBNW	FirstBank NW Corp.	9.32	9.32	0.00	10.20	8.72	0.39	283.92	0.35	3.76	1.11	249.35	0.83	8.93
FAB	FIRSTFED AMERICA BANCORP, INC.	6.90	4.69	33.55	7.70	5.51	0.23	718.59	0.12	1.78	1.67	650.47	0.78	11.74
FED	FirstFed Financial Corp.	7.95	7.73	2.95	9.67	7.51	0.3	644.32	0.28	3.53	1.93	614.25	1.10	14.30
FBC	Flagstar Bancorp, Inc.	5.06	5.06	0.00	5.74	6.73	2.44	56.62	1.86	36.81	1.38	36.35	1.53	32.00
FFBK	FloridaFirst Bancorp, Inc.	11.61	10.28	12.71	12.19	7.40	NA	NA	NA	NA	0.95	NA	0.78	6.71
FFIC	Flushing Financial Corporation	8.55	8.32	2.95	8.98	7.50	0.1	585.93	0.07	0.85	0.58	585.93	0.53	6.30
FMCO	FMS Financial Corporation	5.14	5.14	0.00	5.54	6.54	1.00	116.49	0.38	7.32	1.17	107.96	0.89	17.43
FKKY	Frankfort First Bancorp, Inc.	12.82	12.82	0.00	12.89	NA	NA	NA	NA	NA	0.08	NA	0.77	6.01
FFHH	FSF Financial Corp	8.66	7.72	11.69	8.99	7.32	0.94	48.01	0.75	8.62	0.45	44.57	1.12	13.02
GAF	GA Financial, Inc.	11.48	11.45	0.27	11.91	8.97	0.34	232.87	0.21	1.81	0.78	207.17	0.71	6.25
GUPB	GFSB Bancorp, Inc.	7.85	7.85	0.00	8.29	6.45	0.04	NM	0.06	0.82	0.67	67.77	0.83	10.52
GSB	Golden State Bancorp Inc.	5.33	4.20	22.17	6.23	7.61	0.26	453.89	0.23	4.37	1.20	388.03	0.62	12.16
GDW	Golden West Financial Corporation	7.47	7.47	0.00	7.91	8.52	0.74	70.93	0.64	8.55	0.53	68.85	1.41	19.85
GOV	Gouverneur Bancorp Inc. (MHC)	20.71	20.71	0.00	21.52	19.5	1.65	74.25	1.19	5.76	1.23	67.81	0.98	4.74
GCFC	Grand Central Financial Corp.	15.29	15.29	0.00	15.59	19.9	NA	NA	NA	NA	0.56	NA	0.48	3.11
GTPS	Great American Bancorp, Inc.	11.45	11.19	2.57	12.14	NA	0.01	NM	0.00	0.04	0.86	606.32	1.12	10.00
PEDE	Great Pee Dee Bancorp, Inc.	20.46	19.41	6.39	21.22	18.06	1.41	63.16	1.24	6.06	0.89	61.11	1.06	5.14
GAFC	Greater Atlantic Financial Corp.	4.11	3.86	6.27	4.38	5.84	0.15	351.32	0.08	1.86	0.53	351.32	0.14	3.12
ALLB	Greater Delaware Valley Savings Bank (MHC)	9.59	9.59	0.00	10.35	9.27	4.79	30.05	2.80	29.15	1.44	24.92	0.49	5.23
GCBC	Greene County Bancorp Inc. (MHC)	11.99	11.99	0.00	12.48	10.10	0.26	321.02	0.16	1.37	0.83	294.49	0.85	7.02
GPT	GreenPoint Financial Corporation	9.22	7.40	21.32	9.60	8.05	1.99	39.64	1.02	11.06	0.79	37.63	2.46	27.59
GSLA	GS Financial Corp.	18.32	18.32	0.00	18.55	14.5	0.42	128.57	0.18	0.98	0.53	128.57	0.75	4.04
GFED	Guaranty Federal Bancshares, Inc.	9.40	9.39	0.14	10.10	8.50	0.55	151.34	0.65	6.87	0.83	108.87	0.93	9.73
HARB	Harbor Florida Bancshares, Inc.	11.84	11.69	1.43	12.54	10.05	0.18	520.55	0.17	1.46	0.93	406.99	1.76	14.59
HARL	Harleysville Savings Financial Corporation	6.11	6.11	0.00	6.45	6.24	0.00	NM	0.00	0.00	0.68	NM	0.79	12.89
HFFB	Harrodsburg First Financial Bancorp, Inc.	15.58	15.36	1.60	16.00	11.84	0.00	NM	0.14	0.93	0.56	69.37	0.44	2.76
HTHR	Hawthorne Financial Corporation	6.48	6.48	0.00	8.03	8.98	0.52	341.24	0.46	7.03	1.77	341.24	1.14	17.03
HCBB	HCB Bancshares, Inc.	10.79	10.75	0.49	11.32	8.98	1.13	102.99	0.78	7.19	1.16	64.59	0.68	6.16
HMLK	Hemlock Federal Financial Corp.	6.89	6.43	7.02	7.21	7.08	NA	NA	NA	NA	0.66	NA	0.70	10.20
HFWA	Heritage Financial Corporation	12.96	11.96	8.72	14.04	11.8	0.86	156.44	0.74	5.71	1.34	114.65	1.52	11.38
HFFC	HF Financial Corp.	6.83	6.15	10.66	7.45	7.53	1.81	43.56	1.47	21.5	0.79	38.14	-0.10	-1.48
HCBC	High Country Bancorp, Inc.	9.27	9.27	0.00	10.14	9.13	0.00	NM	0.05	0.55	1.06	48.34	0.85	9.24
HIFS	Hingham Institution for Savings	8.90	8.90	0.00	9.56	8.84	0.00	NM	0.00	0.00	0.86	NM	1.49	16.84
HMNF	HMN Financial, Inc.	10.63	10.06	6.00	11.22	8.58	0.54	159.88	0.69	6.50	0.87	85.68	0.72	6.73
HCFC	Home City Financial Corporation	7.91	7.69	3.10	8.22	7.71	0.05	825.93	0.31	3.88	0.37	82.75	0.38	4.79
HWEN	Home Financial Bancorp	9.56	9.56	0.00	10.08	NA	NA	NA	NA	NA	0.65	32.27	0.69	7.34
HLFC	Home Loan Financial Corporation	15.23	15.23	0.00	15.61	12.14	0	NM	0.09	0.61	0.45	34.85	1.09	6.93
HSTD	Homestead Bancorp, Inc.	9.44	9.44	0.00	9.69	8.42	0.35	132.03	0.29	3.07	0.46	87.34	0.44	4.70
HFBC	HopFed Bancorp, Inc.	14.88	14.88	0.00	15.23	13.85	0.23	223.43	0.17	1.12	0.51	211.49	1.63	11.04
HRZB	Horizon Financial Corp.	13.02	12.96	0.55	13.81	12.58	0.01	NM	0.00	0.03	1.09	NM	1.47	11.27
HCBK	Hudson City Bancorp, Inc. (MHC)	9.91	9.91	0.00	10.11	10.09	0.12	310.36	0.07	0.72	0.37	275.00	1.54	14.83
HRBT	Hudson River Bancorp, Inc.	9.47	6.91	29.06	10.96	NA	1.00	199.51	0.79	8.30	1.99	188.70	1.03	10.89
ICBC	Independence Community Bank Corp.	11.40	9.22	21.01	12.40	8.37	0.66	202.96	0.5	4.35	1.35	191.26	1.60	14.16
IFSB	Independence Federal Savings Bank	8.70	8.70	0.00	8.87	8.44	NA	NA	NA	NA	0.62	20.12	0.73	8.50
NDE	IndyMac Bancorp Inc.	12.00	11.59	3.93	12.71	10.26	2.69	69.31	1.32	10.98	1.87	54.05	1.92	15.70
ITLA	ITLA Capital Corporation	10.14	9.99	1.59	12.18	10.50	0.99	234.69	1.59	15.65	2.32	129.04	1.45	13.28
JXVL	Jacksonville Bancorp, Inc.	9.26	8.50	9.01	9.58	7.82	NA	NA	NA	NA	0.48	NA	1.48	16.15
JXSB	Jacksonville Bancorp, Inc. (MHC)	8.12	6.90	16.15	8.56	6.78	2.15	32.83	NA	NA	0.70	NA	0.59	7.33

Exhibit 7
Selected Financial Data

		Capital as of The Most Recent Quarter					Asset Quality as of The Most Recent Quarter						Profitability as of The Most Recent Quarter	
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)
KNK	Kankakee Bancorp, Inc.	7.56	6.81	10.60	8.15	NA	0.8	98.42	0.63	8.29	0.79	77.09	0.69	9.10
KYF	Kentucky First Bancorp, Inc.	16.51	16.51	0.00	16.81	15.34	NA	NA	NA	NA	0.61	NA	1.29	8.07
KFBI	Klamath First Bancorp, Inc.	7.88	5.18	36.09	8.42	6.50	0.17	717.61	0.07	0.95	1.24	717.61	0.52	6.79
LARL	Laurel Capital Group, Inc.	9.55	9.55	0.00	10.20	9.49	0.11	919.9	0.12	1.23	1.00	551.38	1.13	11.36
LFED	Leeds Federal Bankshares, Inc. (MHC)	11.90	11.90	0.00	12.06	11.40	0.01	NM	0.60	5.08	0.30	27.3	0.52	4.38
LXMO	Lexington B&L Financial Corp.	11.34	10.81	5.26	11.89	10.20	0.78	126.94	0.43	3.79	0.99	76.22	0.70	6.35
LIBB	Liberty Bancorp, Inc. (MHC)	9.12	9.12	0.00	9.38	8.27	0.25	178.71	0.14	1.55	0.45	178.71	0.25	2.75
LNCB	Lincoln Bancorp	16.76	16.37	2.75	17.30	14.01	0.13	618.06	0.16	0.97	0.79	272.17	0.76	4.45
LOGN	Logansport Financial Corp.	10.64	10.64	0.00	11.51	10.40	1.52	73.66	1.19	11.16	1.12	73.66	1.03	9.10
LSBX	LSB Corporation	12.26	12.26	0.00	13.17	12.18	0	NM	0.01	0.05	1.74	NM	0.75	6.03
LSBI	LSB Financial Corp.	8.20	8.20	0.00	8.70	7.88	0.95	60.10	0.83	10.10	0.57	59.42	0.99	12.11
MAFB	MAF Bancorp, Inc.	8.10	6.43	21.94	8.43	6.55	0.58	77.53	0.45	5.52	0.45	75.10	1.16	14.21
MASB	MASSBANK Corp.	11.69	11.60	0.94	11.96	10.98	0.12	655.58	0.04	0.35	0.80	655.58	1.09	9.29
MTXC	Matrix Bancorp, Inc.	4.53	4.53	0.00	5.11	6.73	16.11	28.16	2.36	52.09	4.54	24.75	0.23	4.93
MFLR	Mayflower Co-operative Bank	8.18	8.12	0.77	8.86	NA	0.00	NM	0.00	0.00	1.32	NM	0.80	9.66
MDBK	Medford Bancorp, Inc.	8.27	8.19	1.01	8.78	7.61	0.02	NM	0.01	0.12	1.08	NM	0.84	10.49
METF	Metropolitan Financial Corp.	3.58	3.41	4.85	4.94	7.01	NA	NA	NA	NA	2.03	56.34	-2.90	-67.00
MFBC	MFB Corp.	7.95	7.95	0.00	9.11	7.74	1.37	111.78	1.04	13.05	1.53	106.65	-1.14	-14.10
MCBF	Monarch Community Bancorp, Inc.	8.89	8.89	0.00	9.86	8.60	0.00	NM	1.08	12.09	1.19	48.75	0.67	7.53
MBBC	Monterey Bay Bancorp, Inc.	9.51	9.33	2.19	10.82	8.45	1.02	147.48	0.88	9.30	1.50	147.48	0.96	10.18
MSBF	MSB Financial, Inc.	14.85	13.35	11.60	15.42	9.77	0.44	167.74	1.17	7.88	0.74	36.68	0.93	6.28
MFSF	MutualFirst Financial, Inc.	13.14	13.03	0.95	13.90	12.30	0.85	107.05	0.85	6.46	0.91	87.74	1.04	7.71
MYST	Mystic Financial, Inc.	6.71	6.71	0.00	7.28	NA	0.04	NM	0.03	0.45	0.84	NA	0.47	6.39
NASB	NASB Financial, Inc.	11.11	11.01	1.07	11.77	10.4	NA	NA	NA	NA	0.76	NA	1.61	14.65
NTBK	NetBank, Inc.	10.72	9.65	11.01	12.66	6.82	7.38	79.22	2.52	23.49	5.85	75.38	-3.31	-31.67
NHTB	New Hampshire Thrift Bancshares, Inc.	6.27	3.96	38.43	7.18	7.22	0.63	216.89	0.42	6.71	1.37	216.89	0.71	12.39
NYCB	New York Community Bancorp, Inc.	11.85	5.59	55.97	12.24	7.22	0.21	362.9	0.11	0.93	0.76	292.63	2.34	20.67
NMIL	NewMil Bancorp, Inc.	8.20	6.89	17.19	9.05	6.39	0.24	648.65	0.16	1.92	1.59	420.70	1.13	13.59
NBSI	North Bancshares, Inc.	9.56	9.56	0.00	9.78	9.10	0.00	NM	0.00	0.00	0.34	NM	0.38	3.94
FFFD	North Central Bancshares, Inc.	9.33	8.21	13.15	10.10	7.5	0.23	394.18	0.41	4.38	0.90	188.29	1.43	15.41
NBN	Northeast Bancorp	7.85	NA	NA	8.64	8.65	NA	NA	NA	NA	0.93	198.86	0.84	10.77
NEIB	Northeast Indiana Bancorp, Inc.	11.79	11.79	0.00	12.71	10.50	3.75	34.01	2.78	23.58	1.28	33.00	0.56	4.91
NEPF	Northeast Pennsylvania Financial Corp.	8.19	6.81	18.07	8.75	5.80	0.9	113.11	0.55	6.73	1.02	101.24	0.72	8.93
NWSB	Northwest Bancorp, Inc. (MHC)	7.26	5.80	21.35	7.77	NA	0.52	139.51	0.49	6.71	0.73	105.18	0.92	12.76
OCFC	OceanFirst Financial Corp.	8.40	8.32	1.14	8.92	7.17	0.25	268.53	0.22	2.61	0.67	234.52	1.21	14.52
ONFC	Oneida Financial Corp. (MHC)	11.17	8.82	23.09	11.75	8.8	0.24	525.60	0.14	1.22	1.26	426.58	0.74	6.12
OTFC	Oregon Trail Financial Corp.	13.93	NA	NA	14.51	10.6	0.09	NM	0.07	0.51	0.89	817.61	1.34	9.88
PPBI	Pacific Premier Bancorp, Inc.	3.76	3.76	0.00	5.17	6.65	5.45	48.81	4.00	106.35	2.66	35.09	0.41	16.15
PBCI	Pamrapo Bancorp, Inc.	8.67	8.67	0.00	9.10	7.61	0.51	122.61	0.39	4.49	0.63	74.91	1.31	15.07
PFED	Park Bancorp, Inc.	11.64	11.64	0.00	11.87	9.00	0.34	108.27	0.21	1.78	0.37	108.27	1.07	9.40
PVSA	Parkvale Financial Corporation	5.97	5.28	12.10	6.92	NA	0.28	446.58	0.32	5.32	1.26	298.73	0.11	1.85
PRTR	Partners Trust Financial Group, Inc. (MHC)	15.74	15.74	0.00	16.54	12.79	1.95	69.47	1.19	7.57	1.36	65.93	0.41	2.67
PBHC	Pathfinder Bancorp, Inc. (MHC)	8.91	8.13	9.50	9.75	8.08	2.05	61.16	1.54	17.33	1.25	54.42	0.50	5.43
PFSB	PennFed Financial Services, Inc.	6.28	6.03	4.25	6.58	8.37	0.23	177.74	0.17	2.78	0.40	176.23	0.83	13.09
PFDC	Peoples Bancorp	12.34	11.78	5.16	12.76	10.3	0.43	124.42	0.43	3.48	0.53	93.97	1.04	8.42
PBCT	People's Bank (MHC)	8.07	7.17	12.05	9.04	7.50	0.54	330.55	0.30	3.67	1.78	327.71	0.43	5.22
PCBI	Peoples Community Bancorp, Inc.	7.42	6.58	11.99	8.79	NA	1.51	102.76	1.41	19.01	1.55	97.45	0.71	8.93
PSFC	Peoples-Sidney Financial Corporation	12.36	12.36	0.00	12.87	10.2	0.28	207.46	0.24	1.96	0.57	81.96	0.51	4.08
PFB	PFF Bancorp, Inc.	9.95	9.91	0.43	11.01	9.11	0.12	NM	0.11	1.12	1.25	949.87	1.18	12.01
PBNC	PFS Bancorp, Inc.	23.21	23.21	0.00	23.81	NA	1.03	74.16	1.01	4.36	0.77	59.22	0.81	3.51
PHSB	PHSB Financial Corp.	15.36	15.36	0.00	15.85	NA	0.26	428.07	0.11	0.74	1.10	399.25	0.88	5.60
PHFC	Pittsburgh Financial Corp.	5.56	5.52	0.80	6.30	6.83	2.20	53.08	1.55	27.91	1.17	47.40	0.25	4.57
PFSL	Pocahontas Bancorp, Inc.	8.11	5.36	35.81	8.68	6.31	1.22	71.45	0.99	12.22	0.87	51.01	0.91	10.87
PORT	Port Financial Corp.	8.85	8.85	0.00	9.57	NA	0.08	NM	0.05	0.54	1.15	NM	0.93	10.17
PRBC	Prestige Bancorp, Inc.	6.16	6.16	0.00	6.78	5.57	1.69	52.41	1.33	21.61	0.89	46.8	-0.21	-3.38
PFNC	Progress Financial Corporation	7.02	6.83	2.77	7.90	8.23	1.81	91.83	1.46	20.87	1.67	53.50	0.41	5.88
PBCP	Provident Bancorp, Inc. (MHC)	10.41	9.12	13.57	11.39	8.40	0.72	215.79	0.47	4.56	1.55	207.05	0.86	8.08
PROV	Provident Financial Holdings, Inc.	10.24	10.23	0.02	10.89	8.94	NA	NA	NA	NA	1.10	NA	0.95	9.48
PLSK	Pulaski Bancorp, Inc. (MHC)	11.07	11.07	0.00	11.60	11.06	0.23	361.45	0.15	1.32	0.81	153.01	0.76	6.87
PULB	Pulaski Financial Corp.	10.47	10.47	0.00	11.26	9.49	NA	NA	NA	NA	1.08	NA	1.33	11.95
PVFC	PVF Capital Corp.	7.45	7.45	0.00	8.00	7.41	1.04	63.63	0.95	12.75	0.66	50.21	1.01	13.71
QCBC	Quaker City Bancorp, Inc.	8.64	8.61	0.39	9.39	NA	0.35	260.62	0.29	3.34	0.92	259.52	1.64	18.80
RIVR	River Valley Bancorp	9.42	9.41	0.16	10.41	NA	NA	NA	NA	NA	1.23	NA	1.48	15.81
RVSB	Riverview Bancorp, Inc.	13.07	12.93	1.15	13.74	12.01	0.64	142.38	0.5	3.79	0.91	135.64	1.04	7.90
ROME	Rome Bancorp, Inc. (MHC)	14.56	14.56	0.00	15.22	14.8	NA	NA	NA	NA	0.92	206.31	1.15	7.88
RSLN	Roslyn Bancorp, Inc.	5.78	5.77	0.16	6.20	5.32	1.19	103.91	0.42	7.22	1.24	101.87	1.52	26.03
SCFS	Seacoast Financial Services Corporation	8.74	7.83	11.38	9.62	9.52	0.47	245.51	0.39	4.48	1.15	224.25	1.06	11.86
SFBI	Security Financial Bancorp, Inc.	18.11	18.11	0.00	18.87	14.73	2.05	71.56	1.15	6.36	1.46	66	0.64	3.48
SVBI	Severn Bancorp, Inc.	9.47	9.40	0.87	10.36	NA	0.1	940.58	0.15	1.57	0.95	592.9	2.19	23.19

Exhibit 7
Selected Financial Data

		Capital as of The Most Recent Quarter					Asset Quality as of The Most Recent Quarter						Profitability as of The Most Recent Quarter	
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)
SKBO	Skibo Financial Corp. (MHC)	15.57	15.57	0.00	15.84	15.80	0.00	NM	0.00	0.00	0.92	477.53	0.30	1.88
SOBI	Sobieski Bancorp, Inc.	9.56	9.56	0.00	10.47	7.20	0.95	130.32	0.74	7.71	1.24	124.01	-0.70	-7.19
SFFS	Sound Federal Bancorp (MHC)	9.80	7.82	21.89	10.15	6.63	0.22	238.92	0.15	1.51	0.52	238.92	1.36	14.03
SSFC	South Street Financial Corp.	11.31	11.31	0.00	11.51	10.52	0.15	157.41	0.14	1.20	0.24	147.57	0.72	6.35
SRN	Southern Banc Company, Inc. (The)	16.23	16.21	0.20	16.35	14.92	0.13	276.09	0.04	0.26	0.35	276.09	0.74	4.45
SMBC	Southern Missouri Bancorp, Inc.	9.20	8.04	13.74	9.79	7.52	0.06	NM	0.19	2.11	0.74	217.92	0.99	10.83
SZB	SouthFirst Bancshares, Inc.	9.79	9.46	3.80	10.66	9.59	1.44	92.06	1.23	12.53	1.33	70.71	0.40	4.24
SOV	Sovereign Bancorp, Inc.	6.64	3.07	55.43	7.40	4.58	1.04	127.22	0.63	9.55	1.32	103.08	0.99	14.88
STFR	St. Francis Capital Corporation	7.78	7.23	7.64	8.40	7.83	0.46	234.01	0.35	4.47	1.09	165.4	0.91	11.83
SFFC	StateFed Financial Corporation	14.75	14.75	0.00	15.71	NA	NA	NA	NA	NA	1.08	NA	-0.23	-1.56
SIB	Staten Island Bancorp, Inc.	8.65	7.86	9.91	9.00	NA	0.50	137.74	0.39	4.53	0.69	70.67	1.11	12.60
STSA	Sterling Financial Corporation	6.05	4.69	23.55	6.75	8.20	1.08	90.73	0.94	15.46	0.98	74.58	0.75	13.00
STBI	Sturgis Bancorp, Inc.	9.31	7.75	18.22	9.88	8.20	1.73	46.26	1.51	16.25	0.80	28.16	0.83	8.67
SUFI	Superior Financial Corp.	7.55	4.40	43.61	8.28	7.53	0.9	128.9	0.66	8.71	1.16	110.49	0.92	12.88
TSH	Teche Holding Co.	10.76	10.76	0.00	11.45	8.84	0.35	279.17	0.33	3.06	0.98	208.92	1.29	12.03
THRD	TF Financial Corporation	8.36	7.75	7.83	8.62	6.35	1.10	48.28	0.54	6.45	0.53	48.28	0.51	6.23
THTL	Thistle Group Holdings, Co.	9.34	8.49	9.90	9.59	7.4	0.16	435.99	0.32	3.40	0.69	80.41	0.59	5.72
TSBK	Timberland Bancorp, Inc.	17.95	17.95	0.00	18.79	15.90	1.41	76.96	1.31	7.27	1.08	63.92	1.78	9.78
TRYF	Troy Financial Corporation	14.21	11.80	19.24	15.48	11.7	0.33	567.58	0.24	1.67	1.89	535.3	1.21	8.42
UCBC	Union Community Bancorp	14.36	13.46	7.29	14.72	NA	1.19	34.25	1.67	11.64	0.41	21.23	1.32	9.25
UFBS	Union Financial Bancshares, Incorporated	8.53	6.77	22.07	9.08	8.24	1.27	79.25	0.82	9.61	1.01	67.09	0.61	7.36
UCFC	United Community Financial Corp.	13.29	11.55	14.85	14.01	8.67	0.89	106.64	0.73	5.49	0.94	98.14	1.19	9.00
UPFC	United PanAm Financial Corp.	10.17	10.17	0.00	12.74	8.99	0.25	NM	0.09	0.92	6.91	NM	1.66	15.26
UTBI	United Tennessee Bankshares, Inc.	13.53	12.80	6.13	14.21	10.60	0.00	NM	0.09	0.66	0.95	130.26	1.78	13.05
WRNB	Warren Bancorp, Inc.	9.66	9.66	0.00	10.75	9.63	0.02	NM	0.02	0.19	1.45	NM	1.35	14.07
WSBI	Warwick Community Bancorp, Inc.	10.06	9.76	3.34	10.57	9.95	0.53	139.45	0.50	5.01	0.74	100.17	1.29	12.81
WFSL	Washington Federal, Inc.	13.13	12.69	3.82	13.45	12	0.71	74.51	0.56	4.24	0.53	57.72	2.04	16.65
WM	Washington Mutual, Inc.	7.50	5.12	33.44	8.13	NA	1.68	67.55	1.05	13.98	1.14	60.79	1.48	20.30
WSB	Washington Savings Bank, FSB	10.75	10.75	0.00	11.24	10.65	NA	NA	NA	NA	0.89	NA	1.26	12.42
WAYN	Wayne Savings Bancshares, Inc. (MHC)	7.90	7.90	0.00	8.09	7.89	1.10	23.39	0.81	10.30	0.26	23.39	0.66	8.43
WYPT	Waypoint Financial Corp.	9.05	8.84	2.62	9.53	7.65	0.43	243.72	0.21	2.28	1.06	116.86	0.99	11.45
WCFB	Webster City Federal Bancorp (MHC)	21.90	21.90	0.00	NA	20.99	0.00	NM	0.10	0.44	NA	NA	1.47	6.84
WBST	Webster Financial Corporation	8.54	6.28	28.24	9.34	7.29	0.7	193.39	0.44	5.12	1.36	182.42	1.33	15.50
WEFC	Wells Financial Corp.	11.14	11.14	0.00	11.55	8.65	0.29	208.04	0.27	2.45	0.60	129.81	1.20	11.02
WEBK	West Essex Bancorp, Inc.(MHC)	13.02	12.31	6.22	13.37	11.76	0.73	114.15	0.36	2.76	0.84	97.15	0.89	6.73
WES	Westcorp	5.33	5.32	0.08	7.19	6.97	0.06	NM	0.27	5.00	2.44	698.42	0.78	15.16
WOFC	Western Ohio Financial Corporation	12.31	12.31	0.00	12.83	11.9	0.74	89.65	0.58	4.71	0.66	89.65	0.72	5.97
WFD	Westfield Financial Inc. (MHC)	16.24	16.24	0	16.79	16.1	0.73	146.56	0.37	2.29	1.07	146.56	0.52	3.20
WGBC	Willow Grove Bancorp, Inc.	16.36	16.25	0.8	16.97	10.93	1.22	84.55	0.72	4.4	1.03	81.57	0.88	6.31
WFI	Winton Financial Corporation	7.97	7.94	0.44	8.35	8.2	0.66	64.67	0.71	8.96	0.43	47.10	1.11	14.11
WRO	Woronoco Bancorp Inc.	10.29	10.05	2.64	10.72	9.71	0.25	256.81	0.17	1.61	0.65	256.81	0.84	8.12
WSFS	WSFS Financial Corporation	5.92	5.87	0.83	7.03	8.23	0.69	304.56	0.42	7.04	2.09	234.09	1.67	27.87
WVFC	WVS Financial Corp.	7.47	7.47	0.00	8.15	7.69	3.24	54.68	1.30	17.45	1.77	52.24	1.16	15.02
	Average	10.22	9.64	6.12	10.82	9.16	0.88	206.51	0.63	7.34	1.04	170.43	0.85	8.78

		Capital as of The Most Recent Quarter					Asset Quality as of The Most Recent Quarter						Profitability as of The Most Recent Quarter	
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity	Equity + Reserves/ Assets (%)	Total Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)

Exhibit 7
Selected Financial Data

Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)
		Capital as of The Most Recent Quarter					*Asset Quality as of The Most Recent Quarter*						*Profitability as of The Most Recent Quarter*	
	Comparable Thrift Data													
ABBK	Abington Bancorp, Inc.	5.65	5.40	4.77	6.33	6.35	0.96	162.01	0.42	7.39	1.56	161.48	0.83	16.42
BHL	Berkshire Hills Bancorp, Inc.	12.95	12.08	7.59	14.00	10.45	0.30	459.82	0.42	3.25	1.37	196.95	0.82	6.15
FBBC	First Bell Bancorp, Inc.	8.38	8.38	0.00	8.48	9.10	0.34	67.37	0.16	1.88	0.23	67.37	1.15	13.71
FMCO	FMS Financial Corporation	5.14	5.14	0.00	5.54	6.54	1.00	116.49	0.38	7.32	1.17	107.96	0.89	17.43
GAF	GA Financial, Inc.	11.48	11.45	0.27	11.91	8.97	0.34	232.87	0.21	1.81	0.78	207.17	0.71	6.25
MASB	MASSBANK Corp.	11.69	11.60	0.94	11.96	10.98	0.12	655.58	0.04	0.35	0.80	655.58	1.09	9.29
NMIL	NewMil Bancorp, Inc.	8.20	6.89	17.19	9.05	6.39	0.24	648.65	0.16	1.92	1.59	420.70	1.13	13.59
NEPF	Northeast Pennsylvania Financial Corp.	8.19	6.81	18.07	8.75	5.80	0.90	113.11	0.55	6.73	1.02	101.24	0.72	8.93
PFNC	Progress Financial Corporation	7.02	6.83	2.77	7.90	8.23	1.81	91.83	1.46	20.87	1.67	53.50	0.41	5.88
THRD	TF Financial Corporation	8.36	7.75	7.83	8.62	6.35	1.10	48.28	0.54	6.45	0.53	48.28	0.51	6.23
TRYF	Troy Financial Corporation	14.21	11.80	19.24	15.48	11.70	0.33	567.58	0.24	1.67	1.89	535.30	1.21	8.42
WSBI	Warwick Community Bancorp, Inc.	10.06	9.76	3.34	10.57	9.95	0.53	139.45	0.50	5.01	0.74	100.17	1.29	12.81
WRO	Woronoco Bancorp Inc.	10.29	10.05	2.64	10.72	9.71	0.25	256.81	0.17	1.61	0.65	256.81	0.84	8.12
	Average	9.36	8.76	6.51	9.95	8.50	0.63	273.83	0.40	5.10	1.08	224.04	0.89	10.25
	Median	8.38	8.38	3.34	9.05	8.97	0.34	162.01	0.38	3.25	1.02	161.48	0.84	8.93
	Maximum	14.21	12.08	19.24	15.48	11.70	1.81	655.58	1.46	20.87	1.89	655.58	1.29	17.43
	Minimum	5.14	5.14	0.00	5.54	5.80	0.12	48.28	0.04	0.35	0.23	48.28	0.41	5.88
	Sound Federal Bancorp (MHC)	9.80	7.82	21.89	10.15	6.63	0.22	238.92	0.15	1.51	0.52	238.92	1.36	14.03
	Variance to the Comparable Median	1.42	(0.56)	18.55	1.10	(2.34)	(0.12)	76.91	(0.23)	(1.74)	(0.50)	77.44	0.52	5.10

Exhibit 7
Selected Financial Data

		Income Statement as of The Most Recent Quarter								Balance Sheet Growth as of the MRQ			Market Data as of The Most Recent Quarter					
Ticker	Short Name	Net Interest Margin (%)	Interest Income/ Avg Assets (%)	Interest Expense/ Avg Assets (%)	Net Interest Income/ Avg Assets (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
ABBK	Abington Bancorp, Inc.	3.26	6.32	3.84	2.48	1.39	3.07	70.31	56.51	-23.93	-19.32	18.94	61.91	19.3500	20.2000	18.3000	14.15	13.48
ANA	Acadiana Bancshares, Inc.	3.18	6.64	3.76	2.88	0.54	2.65	75.27	70.84	0.56	-3.17	-3.90	27.88	23.9000	26.2000	23.9000	23.77	23.77
AABC	Access Anytime Bancorp, Inc.	3.80	6.78	3.08	3.70	0.98	3.53	74.29	67.19	22.74	13.65	18.27	12.58	8.5600	9.9600	8.2600	9.60	8.38
AFBC	Advance Financial Bancorp	3.42	7.00	3.92	3.08	0.63	2.63	65.77	59.18	13.38	6.04	16.05	17.11	18.3500	18.6990	16.0000	18.84	18.84
ANE	Alliance Bancorp of New England, Inc.	3.27	6.40	3.45	2.95	0.55	2.45	67.70	61.88	9.24	-2.67	7.86	39.70	15.3500	15.7000	12.9400	8.96	8.94
AMFC	AMB Financial Corp.	3.16	6.74	3.67	3.07	0.75	2.43	64.53	55.42	-2.02	-9.95	-0.78	10.54	12.3000	13.2500	10.8000	14.13	14.13
ASBI	Ameriana Bancorp	2.16	5.98	4.19	1.79	0.86	2.27	79.45	70.83	-16.13	-0.39	-16.66	42.96	13.6500	14.7930	12.1000	13.15	12.68
AMFH	American Financial Holdings, Inc.	3.32	6.16	3.16	3.00	0.54	1.72	46.53	36.66	8.48	13.99	3.77	671.36	31.4300	32.0000	24.8000	19.84	15.36
ABCW	Anchor BanCorp Wisconsin Inc.	3.52	6.66	3.26	3.40	0.60	1.90	48.79	39.47	-3.82	5.90	-7.01	534.16	21.3710	24.2500	17.1900	11.53	10.62
ASBP	ASB Financial Corp.	3.52	6.44	3.26	3.18	0.31	2.29	60.72	57.18	19.60	26.02	21.54	16.20	10.7000	11.6100	10.6060	10.21	10.21
AF	Astoria Financial Corporation	2.40	6.23	4.01	2.22	0.44	0.96	35.63	23.15	-2.33	3.60	5.07	2,575.40	29.0500	35.1700	27.3000	17.28	15.19
BKMU	Bank Mutual Corporation (MHC)	3.00	6.26	3.64	2.62	0.54	1.89	55.47	46.96	6.25	-3.68	3.30	461.23	21.0001	21.7601	17.5500	14.28	11.63
BBX	BankAtlantic Bancorp, Inc.	3.46	6.67	3.48	3.19	3.82	5.40	91.07	79.88	22.53	6.47	-9.41	525.55	9.8400	12.4000	7.0000	7.92	5.98
BKUNA	BankUnited Financial Corporation	2.15	6.27	4.39	1.88	0.32	1.34	57.12	50.51	14.37	5.45	16.79	421.74	17.1200	19.4800	14.3800	12.93	11.80
BYS	Bay State Bancorp, Inc.	4.72	7.66	3.27	4.39	0.24	2.29	49.53	46.76	11.73	16.58	10.30	88.44	18.1500	20.0000	15.0400	12.28	12.28
BCSB	BCSB Bankcorp, Inc. (MHC)	3.16	6.59	3.68	2.91	0.21	2.39	74.67	72.91	12.93	13.01	3.58	75.17	12.8000	13.5000	10.6189	7.54	7.54
BFSB	Bedford Bancshares, Inc.	3.31	6.66	3.60	3.06	0.79	1.94	48.49	35.71	9.18	19.71	24.88	31.13	15.5000	18.1980	13.5000	11.92	11.92
BHL	Berkshire Hills Bancorp, Inc.	4.36	6.78	2.92	3.86	1.18	3.55	60.67	49.34	2.95	8.22	4.68	154.42	25.2000	27.3800	19.5000	21.97	20.30
BFFC	Big Foot Financial Corporation	3.26	6.39	3.70	2.69	0.14	2.47	75.07	73.97	-14.15	9.39	0.09	30.21	20.0145	20.7000	15.8000	18.86	18.86
BRBI	Blue River Bancshares, Inc.	2.04	5.91	4.09	1.82	0.34	3.49	153.65	162.95	-36.69	-24.25	-35.86	6.66	4.3000	4.9100	4.3000	6.44	4.87
BFD	BostonFed Bancorp, Inc.	2.86	6.40	3.83	2.57	1.10	2.64	70.20	57.88	16.35	21.85	15.60	136.37	30.4200	35.2000	26.7000	22.07	18.05
BYFC	Broadway Financial Corporation	4.67	7.20	2.82	4.38	0.51	3.81	76.40	73.69	-5.67	3.85	-5.82	14.97	16.5500	16.7000	12.9000	16.14	16.14
BRKL	Brookline Bancorp, Inc.	3.74	6.04	3.33	2.71	0.16	1.23	31.94	28.90	136.54	12.14	19.60	729.09	12.4310	12.8000	10.7600	NA	NA
CAFI	Camco Financial Corporation	2.86	6.66	4.05	2.61	0.76	2.07	59.75	48.59	13.11	-18.64	3.31	110.44	14.0000	14.7500	13.5000	12.34	11.97
CFFN	Capitol Federal Financial (MHC)	2.20	6.41	4.73	1.68	0.21	0.80	33.87	27.43	-0.23	1.72	-1.02	1,762.98	23.9700	27.4000	23.1700	13.67	13.67
CNY	Carver Bancorp, Inc.	4.21	6.46	2.47	3.99	0.86	3.40	69.29	62.63	-9.57	-14.87	6.32	24.90	10.7500	12.2500	10.2500	15.34	15.19
CBES	CBES Bancorp, Inc.	2.73	6.07	3.64	2.43	0.56	4.92	146.41	156.48	-28.37	-46.64	-36.11	15.76	18.0000	18.7830	13.0700	16.18	16.18
CEBK	Central Bancorp, Inc.	3.68	6.50	3.07	3.43	0.18	2.46	64.36	62.59	4.32	-9.22	14.00	53.12	32.0000	33.5000	29.7000	23.93	22.56
CITZ	CFS Bancorp, Inc.	2.45	5.93	3.87	2.06	0.63	2.15	72.74	65.38	-9.52	19.57	-15.16	185.87	14.0500	15.4600	13.4010	12.78	12.78
CHFN	Charter Financial Corp. (MHC)	1.67	3.89	3.71	0.18	0.29	1.29	65.85	59.74	30.55	5.11	20.44	587.34	29.6300	30.9000	23.7100	13.23	13.23
CFSL	Chesterfield Financial Corp.	3.00	4.90	2.47	2.43	0.70	2.39	65.02	56.82	-2.66	8.76	1.23	74.41	18.2000	18.4300	17.7000	18.77	NA
CTZN	Citizens First Bancorp, Inc.	3.79	6.74	3.38	3.36	0.63	2.35	55.09	47.30	7.03	20.93	9.77	163.34	19.0500	23.6100	17.1500	15.98	15.98
CFSB	Citizens First Financial Corp.	3.19	6.61	3.63	2.98	0.57	2.13	58.90	51.15	-4.40	1.75	-7.13	29.71	20.1100	20.3900	17.9000	21.31	21.31
CSBC	Citizens South Banking, Corp. (MHC)	3.60	6.11	2.68	3.43	0.80	2.45	53.81	42.65	-5.46	-2.98	-5.97	93.45	22.2000	22.6500	18.0100	10.37	8.36
CKFB	CKF Bancorp, Inc.	2.98	6.80	4.13	2.67	0.14	1.50	50.42	48.06	-9.40	-6.14	0.84	12.93	18.6000	20.1100	18.0500	20.43	18.75
CBSA	Coastal Bancorp, Inc.	3.23	5.76	2.87	2.89	0.43	2.24	61.52	56.18	5.51	19.16	2.73	156.43	29.9300	32.0100	27.6500	21.78	18.00
CFCP	Coastal Financial Corporation	4.25	6.98	2.79	4.19	0.89	2.68	54.98	44.88	31.35	7.71	42.88	153.42	14.5500	15.5000	10.8000	5.88	5.88
CFB	Commercial Federal Corporation	2.73	6.54	3.81	2.73	0.50	2.03	63.98	56.81	13.45	19.95	-2.49	1,117.02	24.7000	29.1600	21.8000	16.70	12.56
CMSB	Commonwealth Bancorp, Inc.	4.98	6.95	1.98	4.97	1.25	3.81	61.45	50.84	-1.46	-16.19	-9.68	294.62	30.2700	32.5200	24.7500	14.78	12.47
CFFC	Community Financial Corporation	3.95	6.67	3.02	3.65	1.12	3.26	65.08	54.99	18.70	NA	25.93	28.16	12.5000	12.8750	11.5400	12.07	12.04
CIBI	Community Investors Bancorp, Inc.	3.31	6.60	3.66	2.94	0.21	1.92	54.83	51.92	16.92	2.74	22.42	13.21	11.9800	12.7500	9.8000	11.17	11.17
SBMC	Connecticut Bancshares, Inc.	3.49	6.10	2.92	3.18	0.72	2.49	56.84	47.47	2.82	11.74	1.74	413.92	36.7900	37.4700	25.6500	22.32	19.60
COOP	Cooperative Bankshares, Inc.	3.57	6.79	3.43	3.36	0.54	2.29	58.58	51.97	14.34	10.32	9.60	39.85	14.0500	15.0000	13.0000	12.62	12.39
CRZY	Crazy Woman Creek Bancorp Incorporated	3.24	6.40	3.77	2.63	0.13	2.91	89.81	89.38	12.27	38.68	19.17	10.91	13.4500	14.7100	12.1000	16.94	16.63
DCOM	Dime Community Bancshares, Inc.	3.14	6.87	4.17	2.70	0.57	1.35	37.09	24.99	1.42	3.37	24.21	595.24	23.0600	27.5300	20.2000	9.68	7.44
DSL	Downey Financial Corp.	2.86	5.84	3.23	2.61	0.11	1.62	57.55	55.83	7.96	9.79	4.26	1,063.05	37.6500	52.0800	34.2800	27.88	27.78
DFBS	DutchFork Bancshares, Inc.	2.73	5.49	3.05	2.44	0.35	1.99	67.53	63.10	-31.69	-13.92	-0.60	29.12	26.0100	26.0400	23.0000	29.66	29.66
EFC	EFC Bancorp, Inc.	3.19	6.55	3.78	2.77	0.64	2.22	60.90	52.61	15.59	15.52	25.76	77.80	16.7500	18.5000	15.9000	15.56	15.56
ESBK	Elmira Savings Bank, FSB	3.70	6.73	3.47	3.26	0.60	2.72	66.04	60.21	-2.18	-1.09	3.33	24.02	25.2000	26.1000	23.9500	21.32	20.56
EFBC	Empire Federal Bancorp, Inc.	1.43	4.70	3.74	0.96	0.64	2.16	107.71	111.31	20.82	-4.49	26.46	21.15	14.0310	15.0000	13.5500	18.88	18.88
EQSB	Equitable Bank	2.53	6.12	3.82	2.30	0.20	1.44	53.58	49.92	5.45	0.20	-5.57	34.86	26.5000	27.3790	25.4000	22.67	22.67
ESBF	ESB Financial Corporation	1.84	6.12	4.45	1.67	0.50	1.12	49.02	34.26	3.33	-136.03	15.40	96.94	13.2400	14.4400	12.0500	12.05	10.81
EVRT	EverTrust Financial Group, Inc.	4.14	7.18	3.66	3.52	0.68	3.25	68.72	63.51	-0.27	-2.94	4.61	100.32	20.0500	20.4900	16.5500	18.22	18.22
FCB	Falmouth Bancorp, Inc.	4.08	6.27	2.66	3.61	0.54	2.31	52.75	46.07	20.95	-4.07	27.31	21.79	24.2500	29.5000	23.7500	18.15	18.15
FDTR	Federal Trust Corporation	3.05	6.69	3.87	2.82	0.74	2.49	68.78	60.66	18.54	8.25	15.59	26.37	4.0000	4.4500	3.6500	3.61	3.61
FFDF	FFD Financial Corporation	3.06	5.64	2.92	2.72	0.44	2.28	66.00	61.02	-16.28	-8.27	11.47	16.40	13.2500	14.5900	11.5000	13.31	13.31
FFLC	FFLC Bancorp, Inc.	3.38	6.96	3.82	3.14	0.40	1.68	46.68	40.11	24.45	16.69	29.67	105.55	29.5000	29.6500	26.4000	18.87	18.87
FFWC	FFW Corporation	3.00	6.93	4.18	2.75	1.09	2.35	59.01	43.48	1.94	-1.82	13.70	21.60	15.8000	16.2000	14.4000	16.44	NA
FBCI	Fidelity Bancorp, Inc.	3.52	6.77	3.60	3.17	0.25	1.66	44.79	40.77	4.27	1.16	1.65	66.59	21.6100	22.5000	21.3000	17.35	17.35
FSBI	Fidelity Bancorp, Inc.	2.67	6.90	4.14	2.76	0.44	1.68	58.85	51.21	8.67	-3.78	0.23	42.90	18.5500	18.7000	17.9000	17.36	16.17
FFFL	Fidelity Bankshares, Inc.	3.42	6.33	3.02	3.31	0.67	2.63	69.01	62.39	1.15	18.51	1.61	331.85	21.0000	22.4700	18.2000	11.41	11.27
FFED	Fidelity Federal Bancorp	2.40	6.84	4.43	2.41	1.44	4.16	114.46	124.43	-0.28	9.93	41.99	11.52	1.9000	2.8000	1.7600	2.06	1.93
FLBC	Finger Lakes Bancorp, Inc.	3.28	6.63	3.53	3.10	0.64	2.72	72.86	67.20	35.09	32.11	28.63	62.43	19.6700	19.7500	12.7500	11.70	11.70
FBEI	First Bancorp of Indiana, Inc.	3.55	6.72	3.57	3.15	0.89	2.97	71.35	63.59	6.01	3.90	-5.24	26.28	15.0000	15.3800	13.9500	17.88	NA
FBSI	First Bancshares, Inc.	2.89	6.53	3.90	2.63	0.47	2.24	69.34	64.11	21.66	-5.53	30.02	20.78	12.5000	13.7500	11.4000	14.67	14.28
FBTC	First BancTrust Corporation	3.78	6.66	3.20	3.46	1.53	3.29	63.97	48.73	39.13	19.92	53.30	22.67	16.1500	16.6500	15.4000	19.77	19.77
FBBC	First Bell Bancorp, Inc.	1.47	5.34	4.08	1.26	0.24	0.62	37.32	26.61	-0.18	-10.78	-3.26	81.60	17.0900	17.8000	15.0500	15.30	15.30
FCAP	First Capital, Inc.	3.55	6.72	3.52	3.20	0.58	2.30	57.19	49.98	3.98	6.77	1.74	45.77	18.0000	18.0000	15.1000	13.70	13.66
FDEF	First Defiance Financial Corp.	2.76	5.74	3.51	2.23	1.10	2.72	72.43	60.72	-89.05	13.13	-3.15	126.79	18.6000	21.4500	16.4900	17.94	17.42

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income Statement as of The Most Recent Quarter: Net Interest Margin (%)	Interest Income/ Avg Assets (%)	Interest Expense/ Avg Assets (%)	Net Interest Income/ Avg Assets (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Balance Sheet Growth as of the MRQ: Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	Market Data as of The Most Recent Quarter: MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
FESX	First Essex Bancorp, Inc.	4.12	6.77	3.09	3.68	0.73	2.17	44.03	33.59	6.28	16.63	4.77	254.07	33.2200	34.9000	26.4800	17.69	15.62
FFBZ	First Federal Bancorp, Inc.	3.95	7.08	3.27	3.81	0.53	2.68	63.50	58.22	-0.65	-3.38	30.65	25.52	7.7500	8.0000	6.4000	6.37	6.37
FFBH	First Federal Bancshares of Arkansas, Inc.	3.35	6.87	3.73	3.14	0.73	2.08	53.18	42.34	-1.10	10.66	4.80	70.73	25.0000	26.4490	24.0200	24.38	24.38
FFBI	First Federal Bancshares, Inc.	2.93	5.42	3.01	2.41	0.12	1.81	60.24	58.65	0.05	-2.12	2.14	37.35	19.7700	19.8600	17.5000	21.50	21.50
FFSX	First Federal Bankshares, Inc.	3.14	6.59	3.66	2.93	1.25	2.74	67.09	52.44	-4.37	-1.26	-8.10	59.34	14.1100	14.6000	11.7600	16.95	12.47
FTFC	First Federal Capital Corp	3.40	6.47	3.47	3.00	1.90	3.11	61.11	37.65	36.51	32.31	45.14	381.16	19.3210	22.5000	17.5500	9.94	7.70
FFKY	First Federal Financial Corporation of Kentucky	3.71	6.90	3.49	3.41	0.87	2.47	53.44	41.98	24.14	5.25	31.25	82.31	22.0700	24.4900	22.0100	15.72	13.47
FFCH	First Financial Holdings, Inc.	3.82	7.02	3.32	3.70	1.24	2.78	56.82	42.02	-5.78	-2.85	-3.32	406.55	30.4200	32.7500	27.4600	12.46	11.64
FFHS	First Franklin Corporation	1.99	6.42	4.65	1.77	0.31	1.84	82.69	79.89	-5.27	-4.44	-0.57	20.31	12.5000	13.1000	11.5000	13.63	13.63
FGHC	First Georgia Holding, Inc.	3.87	6.61	2.91	3.70	1.18	3.72	76.24	68.76	6.85	0.68	6.31	31.01	4.0000	4.4000	3.0600	2.64	2.58
FFSL	First Independence Corporation	3.53	7.06	3.86	3.20	0.25	2.29	55.33	52.08	-0.54	-7.22	0.63	15.75	16.4000	16.8400	15.5000	15.63	15.63
FKAN	First Kansas Financial Corporation	2.18	5.76	3.93	1.83	0.91	2.21	71.70	59.56	-3.14	-0.48	-10.76	12.29	13.4800	14.0000	12.8000	17.97	17.94
FKFS	First Keystone Financial, Inc.	3.04	6.29	3.48	2.81	0.36	2.44	73.71	70.45	9.88	23.61	4.96	31.43	15.7000	18.8700	14.8300	15.85	15.85
CASH	First Midwest Financial, Inc.	2.66	6.51	4.07	2.44	0.36	2.23	76.31	73.00	14.64	5.33	3.60	34.94	14.2100	15.4500	12.9000	17.89	16.51
FMSB	First Mutual Bancshares, Inc.	3.90	7.08	3.45	3.63	0.34	2.54	61.29	57.87	18.40	14.37	27.34	67.15	15.9400	17.2400	15.4000	10.75	10.75
FNFG	First Niagara Financial Group, Inc. (MHC)	3.47	6.50	3.25	3.25	1.61	2.78	57.61	35.99	2.45	6.88	3.00	805.34	31.0000	31.6000	24.0300	10.92	7.68
FNFI	First Niles Financial, Inc.	3.40	6.22	3.42	2.80	0.05	2.02	58.51	57.88	7.37	5.38	2.94	22.68	15.2600	15.4500	14.2500	12.07	12.07
FPTB	First PacTrust Bancorp, Inc.	3.51	5.68	2.15	3.53	0.25	2.02	58.42	55.17	140.53	NA	177.12	76.60	14.4800	14.8000	14.0300	NA	NA
FPFC	First Place Financial Corp.	2.88	6.46	3.83	2.63	0.83	2.21	60.19	47.94	-13.92	-9.31	-12.44	246.24	17.5100	19.9100	16.7000	13.17	11.56
FSFF	First SecurityFed Financial, Inc.	4.33	7.44	3.49	3.95	0.21	1.56	37.13	33.82	14.37	7.53	16.41	87.66	21.7090	22.4500	20.9700	20.12	20.09
FSLA	First Sentinel Bancorp, Inc.	3.10	6.02	3.34	2.68	0.26	1.31	38.83	33.52	11.38	4.38	7.04	427.04	14.1400	15.8500	12.7800	7.76	7.59
FBNW	FirstBank NW Corp.	3.97	7.07	3.56	3.51	1.25	3.62	72.95	63.89	-1.04	6.53	-9.45	27.45	19.3200	19.4890	17.8000	21.55	21.55
FAB	FIRSTFED AMERICA BANCORP, INC.	2.62	6.11	3.71	2.40	1.31	2.69	69.70	53.12	19.74	1.79	1.65	210.33	25.0900	26.0000	21.5000	21.25	14.12
FED	FirstFed Financial Corp.	3.08	6.16	3.25	2.91	0.22	1.27	38.85	34.28	-13.86	-4.57	-13.73	468.96	27.1500	29.2400	22.9300	20.28	19.68
FBC	Flagstar Bancorp, Inc.	3.01	7.06	4.23	2.83	2.11	2.83	58.70	26.32	24.13	42.23	25.17	648.32	22.1400	25.8400	17.5100	11.76	11.76
FFBK	FloridaFirst Bancorp, Inc.	3.53	6.97	3.80	3.17	0.54	2.85	68.81	63.62	1.54	6.45	-5.99	103.45	19.2500	19.8900	15.9200	17.54	15.31
FFIC	Flushing Financial Corporation	3.64	7.36	3.97	3.39	0.38	1.81	47.59	41.76	10.82	14.06	21.15	237.31	18.1000	20.8400	16.3000	10.06	9.76
FMCO	FMS Financial Corporation	3.45	6.12	2.65	3.47	0.42	2.27	62.55	57.68	6.70	4.07	6.02	71.48	11.0584	12.8000	9.5500	8.34	8.34
FKKY	Frankfort First Bancorp, Inc.	2.70	6.67	4.53	2.14	0.06	1.56	57.31	56.40	-6.24	-4.97	-10.75	22.80	18.3000	18.5000	16.0000	14.50	14.50
FFHH	FSF Financial Corp.	3.81	7.20	3.56	3.64	1.62	3.24	60.05	42.13	-5.64	7.29	-9.75	46.62	20.2738	23.0000	18.6200	20.20	17.84
GAF	GA Financial, Inc.	2.66	6.12	4.00	2.12	0.37	2.09	70.72	66.55	-5.60	17.64	-10.73	101.37	19.1500	19.5000	17.0000	18.63	18.58
GUPB	GFSB Bancorp, Inc.	3.18	6.77	3.98	2.79	0.18	1.90	58.60	56.22	7.38	10.43	-26.37	17.56	15.2700	15.2700	14.0000	13.86	13.86
GSB	Golden State Bancorp Inc.	3.05	6.57	3.55	3.02	-0.01	1.74	61.63	61.72	-16.47	-0.93	-8.55	4,583.08	33.3700	38.3800	28.8700	18.98	14.77
GDW	Golden West Financial Corporation	2.99	5.50	2.64	2.86	0.28	0.89	28.04	21.11	20.05	53.14	8.14	10,191.45	65.9400	70.1900	56.2000	30.04	30.04
GOV	Gouverneur Bancorp Inc. (MHC)	4.33	7.00	3.31	3.69	0.25	2.65	60.75	58.40	5.29	-1.20	8.93	23.22	10.2000	10.6500	8.6000	7.55	7.55
GCFC	Grand Central Financial Corp.	3.01	6.21	3.77	2.44	0.36	2.62	78.90	76.34	1.58	-15.82	6.01	17.34	10.3000	10.9000	9.0590	10.53	10.53
GTPS	Great American Bancorp, Inc.	3.98	6.73	3.23	3.50	1.68	3.54	64.45	48.75	-14.06	-9.81	-14.78	20.46	24.5000	24.8000	22.3000	22.33	21.76
PEDE	Great Pee Dee Bancorp, Inc.	4.43	7.23	3.42	3.81	0.58	2.72	51.39	44.85	3.03	11.16	1.94	22.16	12.5500	13.3000	12.0000	14.42	13.50
GAFC	Greater Atlantic Financial Corp.	1.68	4.79	3.32	1.47	1.82	3.28	95.19	89.79	61.13	56.70	17.27	18.98	6.3000	6.6500	6.1700	6.80	6.37
ALLB	Greater Delaware Valley Savings Bank (MHC)	3.14	6.39	3.59	2.80	0.32	2.67	80.11	78.02	-4.59	2.66	-7.85	76.81	22.3200	27.0000	22.2400	10.33	10.33
GCBC	Greene County Bancorp Inc. (MHC)	4.05	6.34	2.47	3.87	0.94	3.49	73.42	66.84	17.57	9.28	18.31	37.26	18.4000	19.2200	17.0000	13.37	13.37
GPT	GreenPoint Financial Corporation	4.01	6.90	3.06	3.84	2.04	2.04	34.81	0.00	-18.39	-1.01	8.42	4,834.32	48.7000	51.8600	38.2500	20.45	16.09
GSLA	GS Financial Corp.	3.14	6.75	4.38	2.37	0.04	2.14	69.67	69.32	8.92	13.82	39.34	29.25	18.1500	18.4000	17.6500	22.09	22.09
GFED	Guaranty Federal Bancshares, Inc.	2.98	6.41	3.82	2.59	0.85	2.41	64.01	53.43	-17.56	2.73	-9.70	38.94	13.9500	14.4600	13.7600	12.69	12.67
HARB	Harbor Florida Bancshares, Inc.	4.20	7.11	3.26	3.85	0.78	1.97	40.66	29.25	15.30	11.27	3.15	534.98	22.1100	25.1800	18.3400	9.78	9.64
HARL	Harleysville Savings Financial Corporation	2.06	6.16	4.32	1.84	0.19	1.13	52.07	47.60	12.82	-0.19	1.03	46.91	20.2500	21.5000	19.6000	16.31	16.31
HFFB	Harrodsburg First Financial Bancorp, Inc.	2.85	6.16	3.88	2.28	0.37	2.30	74.61	71.16	3.77	-9.96	5.97	15.35	11.4500	12.4900	10.9500	17.87	17.58
HTHR	Hawthorne Financial Corporation	3.55	6.79	3.58	3.21	0.26	1.77	46.66	42.80	-3.96	-17.14	-1.59	168.31	27.2400	33.3600	26.2500	16.26	16.26
HCBB	HCB Bancshares, Inc.	2.83	6.65	4.08	2.57	0.57	2.33	70.88	64.72	-3.22	-10.36	0.20	23.95	15.5900	16.1100	14.0000	17.07	16.99
HMLK	Hemlock Federal Financial Corp.	2.75	5.74	3.10	2.64	0.48	2.19	68.96	63.31	-7.00	6.64	3.27	26.52	27.2500	28.0000	26.2000	21.22	19.73
HFWA	Heritage Financial Corporation	5.59	7.51	2.04	5.47	0.98	3.45	56.75	48.47	-9.57	-1.91	-8.93	116.68	16.2400	16.4900	14.4500	10.53	9.61
HFFC	HF Financial Corp.	4.36	7.38	2.95	4.43	1.51	3.94	73.03	62.31	18.20	22.77	18.67	39.94	12.0034	13.2500	10.7500	14.84	13.26
HCBC	High Country Bancorp, Inc.	4.11	7.67	3.95	3.72	1.04	3.36	68.24	59.69	-1.21	9.08	4.36	17.66	19.5100	19.7500	18.5100	17.44	17.44
HIFS	Hingham Institution for Savings	4.01	6.68	3.12	3.56	0.21	1.78	43.24	40.20	6.99	10.49	-1.56	60.17	29.2100	30.4500	28.3500	17.46	17.46
HMNF	HMN Financial, Inc.	3.14	6.24	3.36	2.88	0.69	2.59	69.16	62.07	-13.94	18.51	-14.00	81.68	18.4500	19.6500	16.5000	16.71	15.71
HCFC	Home City Financial Corporation	2.85	7.29	4.57	2.72	0.49	2.75	86.27	83.76	0.70	8.07	7.67	8.87	11.3100	11.7900	10.6600	14.75	14.29
HWEN	Home Financial Bancorp	4.96	8.55	3.74	4.81	0.42	3.71	73.62	71.23	-5.51	-0.43	-5.91	5.29	3.9000	4.9200	3.6500	4.71	4.71
HLFC	Home Loan Financial Corporation	4.25	7.46	3.89	3.57	0.31	2.65	60.01	57.02	16.80	11.90	19.86	20.93	12.8500	13.2100	12.8500	12.22	12.22
HSTD	Homestead Bancorp, Inc.	2.46	6.31	4.13	2.18	0.30	2.01	74.63	71.43	19.35	-0.23	43.19	8.41	9.0950	11.7500	8.9500	13.63	13.63
HFBC	HopFed Bancorp, Inc.	3.72	6.51	3.34	3.17	0.34	1.51	38.86	32.97	6.49	37.72	8.37	45.05	12.4100	12.7500	12.0000	12.37	12.37
HRZB	Horizon Financial Corp.	3.99	6.94	3.22	3.72	0.75	2.14	47.94	37.40	5.58	-6.66	5.87	134.17	12.5500	13.2792	10.0000	9.54	9.49
HCBK	Hudson City Bancorp, Inc. (MHC)	3.16	6.37	3.69	2.68	0.04	0.74	23.39	22.40	17.80	18.04	13.86	3,451.35	17.8400	21.5000	13.3400	6.93	6.93
HRBT	Hudson River Bancorp, Inc.	4.13	6.83	3.05	3.78	0.54	2.43	55.96	49.74	1.56	-4.81	2.47	398.66	26.2400	27.5000	22.5300	17.22	12.22
ICBC	Independence Community Bank Corp.	4.36	6.77	2.78	3.99	0.84	2.28	45.06	33.69	2.49	8.42	-0.05	1,702.84	29.6000	32.2800	23.2800	15.77	12.46
IFSB	Independence Federal Savings Bank	2.62	5.67	3.24	2.43	1.63	3.30	79.69	66.48	5.73	-8.40	17.11	16.33	11.5700	12.2500	11.0500	16.18	16.18
NDE	IndyMac Bancorp Inc.	3.03	7.00	4.45	2.55	5.02	4.51	57.92	-19.18	14.93	-20.14	-39.54	1,285.40	22.4500	24.0200	17.5500	15.06	14.47
ITLA	ITLA Capital Corporation	5.34	8.12	3.17	4.95	0.03	2.30	40.25	39.90	10.27	15.75	-14.56	172.95	29.8900	31.8500	27.1000	25.23	24.83
JXVL	Jacksonville Bancorp, Inc.	3.77	7.20	3.70	3.50	0.59	1.95	43.67	34.49	8.98	4.02	14.56	47.71	26.8500	26.8500	22.7500	21.26	19.34
JXSB	Jacksonville Bancorp, Inc. (MHC)	3.49	6.74	3.40	3.34	0.69	2.88	67.74	60.96	4.79	-0.87	1.66	20.14	10.5500	13.0000	10.5000	10.40	8.72

Exhibit 7
Selected Financial Data

		Income Statement as of The Most Recent Quarter								Balance Sheet Growth as of the MRQ			Market Data as of The Most Recent Quarter					
Ticker	Short Name	Net Interest Margin (%)	Interest Income/ Avg Assets (%)	Interest Expense/ Avg Assets (%)	Net Interest Income/ Avg Assets (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
KNK	Kankakee Bancorp, Inc.	3.24	6.60	3.42	3.18	0.81	2.48	63.51	53.75	7.35	5.12	-2.93	44.94	38.1900	40.0600	35.5000	34.65	30.98
KYF	Kentucky First Bancorp, Inc.	3.78	6.50	3.17	3.33	0.19	1.96	50.72	48.21	1.30	-19.59	-4.22	12.93	14.4500	14.6500	13.7500	14.07	14.07
KFBI	Klamath First Bancorp, Inc.	3.61	6.32	3.11	3.21	0.71	3.36	73.76	68.18	5.06	-11.42	2.46	104.54	15.3900	16.3800	13.3500	18.28	11.68
LARL	Laurel Capital Group, Inc.	2.95	6.09	3.70	2.39	0.32	1.54	47.71	41.89	26.85	3.12	35.76	37.00	19.6500	21.1500	19.5000	14.10	14.10
LFED	Leeds Federal Bankshares, Inc. (MHC)	1.48	5.47	4.43	1.04	0.16	0.91	56.53	51.62	16.91	17.18	17.78	144.72	31.8890	32.0000	28.8600	11.48	11.48
LXMO	Lexington B&L Financial Corp.	2.84	6.27	3.97	2.30	0.37	1.89	62.57	57.38	-8.76	-5.32	-13.90	11.77	15.5500	16.2000	14.2000	19.60	18.57
LIBB	Liberty Bancorp, Inc. (MHC)	2.98	6.04	3.38	2.66	0.33	2.29	70.77	67.41	17.82	4.41	22.48	85.56	26.1900	26.4200	25.9000	10.08	10.08
LNCB	Lincoln Bancorp	3.33	6.57	3.81	2.76	0.49	2.50	65.17	59.91	7.52	9.62	23.10	92.72	18.6500	18.7000	16.6500	17.11	16.64
LOGN	Logansport Financial Corp.	3.21	6.68	3.83	2.85	0.24	1.72	49.75	45.96	16.11	9.80	27.41	15.74	17.2500	18.1500	16.8300	17.19	17.19
LSBX	LSB Corporation	3.34	6.11	3.20	2.91	0.31	2.37	66.72	63.49	7.63	7.17	9.50	56.58	12.9000	14.0200	12.0000	12.50	12.50
LSBI	LSB Financial Corp.	3.52	7.02	3.67	3.35	0.69	2.31	57.39	48.66	11.80	27.26	0.68	25.86	18.7500	19.7500	17.9000	18.44	18.44
MAFB	MAF Bancorp, Inc.	2.88	6.17	3.63	2.54	0.76	1.71	48.84	34.41	11.06	10.53	6.78	811.63	34.9400	39.5000	29.6000	20.13	15.71
MASB	MASSBANK Corp.	2.48	4.93	2.74	2.19	0.20	1.21	46.00	41.63	3.07	-19.56	2.95	147.47	31.5500	35.5000	26.7000	24.80	24.57
MTXC	Matrix Bancorp, Inc.	3.65	6.75	3.44	3.31	4.38	6.83	91.11	78.60	13.50	-0.16	-48.22	65.83	10.2000	12.1000	9.8000	11.39	11.39
MFLR	Mayflower Co-operative Bank	3.77	6.41	2.71	3.70	0.45	2.83	71.43	67.76	19.59	6.90	23.72	20.04	14.8100	15.3900	14.1500	11.18	11.09
MDBK	Medford Bancorp, Inc.	3.14	6.13	3.34	2.79	0.26	1.62	48.26	43.82	0.23	0.43	7.55	272.75	34.9600	35.3100	28.3500	15.34	15.18
METF	Metropolitan Financial Corp.	2.13	6.60	4.40	2.20	0.60	3.41	133.70	144.18	-15.19	-0.35	-12.35	51.02	3.1600	4.0000	2.7500	3.37	3.21
MFBC	MFB Corp.	2.96	6.20	3.47	2.73	0.55	2.48	72.06	66.73	-2.54	10.38	3.37	30.99	23.3000	25.1500	21.5400	25.12	25.12
MCBF	Monarch Community Bancorp, Inc.	3.91	7.96	4.20	3.76	0.95	3.42	75.26	68.81	10.55	2.76	12.20	26.15	11.3000	11.9000	11.2500	NA	NA
MBBC	Monterey Bay Bancorp, Inc.	4.18	6.68	2.76	3.92	0.36	2.44	53.31	49.09	15.15	11.53	16.94	63.79	18.3000	18.3800	16.6000	15.34	15.00
MSBF	MSB Financial, Inc.	4.01	6.85	3.31	3.54	1.18	3.37	62.38	50.20	0.39	12.47	-1.16	19.85	15.9890	15.9890	11.4500	12.93	11.43
MFSF	MutualFirst Financial, Inc.	3.85	7.17	3.59	3.58	0.77	2.68	60.58	51.96	5.76	-4.55	3.97	108.42	17.9500	20.8500	17.4700	16.90	16.74
MYST	Mystic Financial, Inc.	3.27	6.50	3.23	3.27	0.37	2.68	76.42	73.63	38.25	19.50	34.94	25.65	17.5000	18.1500	16.2300	17.56	17.56
NASB	NASB Financial, Inc.	4.39	7.69	3.66	4.03	0.50	2.22	46.13	39.88	0.73	7.02	-1.99	174.64	20.7400	24.5000	20.5000	12.30	12.17
NTBK	NetBank, Inc.	0.40	4.35	4.19	0.16	5.07	7.24	133.71	620.70	-39.10	-91.12	12.75	577.43	11.6000	12.1800	7.8600	7.74	6.89
NHTB	New Hampshire Thrift Bancshares, Inc.	3.78	6.19	2.55	3.64	0.87	3.39	73.01	66.44	0.35	-10.42	-1.14	36.06	18.5050	19.3900	15.7500	15.71	9.67
NYCB	New York Community Bancorp, Inc.	4.44	7.09	2.85	4.24	0.87	1.40	28.44	12.15	41.83	-13.90	-6.52	3,149.58	29.3000	32.0200	23.1900	11.58	5.10
NMIL	NewMil Bancorp, Inc.	3.96	6.35	2.62	3.73	0.56	2.54	59.31	53.08	23.48	11.89	29.14	85.96	19.8000	21.1500	19.0300	12.27	10.16
NBSI	North Bancshares, Inc.	2.97	6.32	3.83	2.49	0.27	2.55	81.02	79.26	20.81	7.54	16.57	15.53	13.4100	13.6400	12.1010	11.83	11.83
FFFD	North Central Bancshares, Inc.	3.44	7.14	3.99	3.15	1.29	2.31	52.94	34.46	6.24	12.96	12.71	48.10	28.2500	29.0000	23.0000	22.20	19.28
NBN	Northeast Bancorp	3.52	7.15	3.87	3.28	0.84	2.87	68.08	60.11	2.52	9.41	-0.68	37.73	14.2500	14.9900	13.8500	13.12	NA
NEIB	Northeast Indiana Bancorp, Inc.	2.87	6.55	4.07	2.48	0.58	2.30	65.07	57.71	-8.82	-5.67	-22.82	23.61	15.2600	15.6000	14.2000	17.14	17.14
NEPF	Northeast Pennsylvania Financial Corp.	3.14	6.68	3.85	2.83	1.25	2.79	62.60	46.97	10.61	-18.93	5.17	66.31	15.9700	17.6100	14.4500	17.48	14.32
NWSB	Northwest Bancorp, Inc. (MHC)	3.40	6.73	3.59	3.14	0.46	2.26	56.77	50.64	9.91	6.80	9.79	641.92	13.5000	14.9500	9.9800	6.57	5.17
OCFC	OceanFirst Financial Corp.	3.62	6.63	3.32	3.31	0.72	2.27	54.83	45.43	-1.22	19.44	17.24	329.86	23.2100	24.7300	18.5100	10.09	9.98
ONFC	Oneida Financial Corp. (MHC)	3.30	6.32	3.19	3.13	2.04	3.86	77.91	62.45	69.92	62.95	115.43	89.90	18.5000	19.4900	16.5600	9.60	7.38
OTFC	Oregon Trail Financial Corp.	4.29	7.05	3.01	4.04	0.86	2.74	56.30	46.92	0.43	-11.71	5.57	66.30	21.4600	21.5881	17.9500	19.35	NA
PPBI	Pacific Premier Bancorp, Inc.	4.78	8.67	3.88	4.79	0.09	4.48	88.19	87.96	-17.58	-91.98	-21.60	8.61	6.4600	7.1000	2.5000	3.68	3.68
PBCI	Pamrapo Bancorp, Inc.	4.30	7.10	3.21	3.89	0.36	2.33	51.35	47.13	11.27	-7.29	9.47	79.58	15.5000	16.5000	13.5300	9.56	9.56
PFED	Park Bancorp, Inc.	3.23	6.51	3.62	2.89	0.24	1.82	60.64	57.57	3.98	12.16	7.17	27.56	22.3000	23.1000	20.4200	23.14	23.14
PVSA	Parkvale Financial Corporation	2.31	6.14	3.99	2.15	0.41	2.33	56.12	47.97	3.54	10.11	-2.53	141.94	24.9000	29.6900	22.5500	17.09	15.02
PRTR	Partners Trust Financial Group, Inc. (MHC)	3.56	6.48	3.47	3.01	0.61	2.39	60.07	52.80	-6.60	4.28	-5.55	202.59	14.2500	16.1300	13.0000	11.48	11.48
PBHC	Pathfinder Bancorp, Inc. (MHC)	3.77	6.76	3.28	3.48	0.86	3.13	69.40	61.86	13.18	3.39	8.20	29.96	11.5000	14.2500	10.3800	8.93	8.08
PFSB	PennFed Financial Services, Inc.	2.80	6.62	4.11	2.51	0.25	1.61	51.53	47.09	10.66	16.82	13.84	200.96	27.3500	28.6500	22.1200	16.73	16.02
PFDC	Peoples Bancorp	3.73	6.89	3.52	3.37	0.40	2.25	54.57	49.65	2.04	-1.25	-1.04	60.81	17.6000	19.4890	16.9500	17.42	16.52
PBCT	People's Bank (MHC)	3.24	5.88	3.11	2.77	2.05	3.78	76.57	59.73	16.04	-0.51	-0.77	1,432.73	23.2200	27.6400	21.5400	15.45	13.59
PCBI	Peoples Community Bancorp, Inc.	3.84	6.83	3.29	3.54	0.07	1.85	46.33	45.33	67.27	60.03	136.05	56.26	22.3900	23.3500	19.9000	16.56	14.57
PSFC	Peoples-Sidney Financial Corporation	3.07	7.06	4.48	2.58	0.08	2.25	72.45	71.68	2.74	0.05	4.52	17.20	11.7500	12.3500	11.5000	11.58	11.58
PFB	PFF Bancorp, Inc.	3.82	6.58	3.03	3.55	0.57	2.14	49.88	42.23	-3.99	6.46	3.54	431.06	33.0000	38.5000	30.3000	22.59	22.49
PBNC	PFS Bancorp, Inc.	3.52	6.00	3.24	2.76	0.28	2.26	60.16	56.95	0.78	-3.86	0.03	24.54	15.8200	17.6000	14.7500	18.19	18.19
PHSB	PHSB Financial Corp.	3.22	6.18	3.46	2.72	0.29	2.10	61.13	57.50	-2.05	2.86	3.42	46.42	14.7500	14.9500	14.0000	15.74	15.74
PHFC	Pittsburgh Financial Corp.	2.06	6.82	4.99	1.83	0.43	1.98	82.66	78.91	-7.73	-16.99	-15.26	16.90	12.0000	15.0000	10.6500	16.10	15.97
PFSL	Pocahontas Bancorp, Inc.	3.41	6.64	3.45	3.19	0.96	2.72	62.62	51.36	70.71	97.45	109.84	49.95	10.5600	11.8000	9.6700	10.41	6.68
PORT	Port Financial Corp.	3.59	6.59	3.37	3.22	0.39	2.32	60.28	55.82	47.40	10.87	54.42	205.57	38.7500	40.9400	31.8000	22.94	22.94
PRBC	Prestige Bancorp, Inc.	2.12	5.88	3.93	1.95	0.39	2.51	103.20	103.82	-3.29	-13.19	-6.57	14.49	13.6800	13.7500	13.3010	11.05	11.05
PFNC	Progress Financial Corporation	3.55	6.40	3.31	3.09	1.28	3.74	78.70	70.53	13.27	2.94	8.28	65.78	9.6500	9.9500	7.1000	9.33	9.07
PBCP	Provident Bancorp, Inc. (MHC)	4.57	6.36	2.14	4.22	0.52	3.29	66.60	62.61	52.74	17.72	70.39	231.02	28.7500	29.0000	26.0100	13.48	11.65
PROV	Provident Financial Holdings, Inc.	2.63	6.00	3.74	2.26	1.61	2.65	65.53	43.87	-13.49	3.46	-10.08	125.65	23.0000	23.7700	20.4500	18.86	18.86
PLSK	Pulaski Bancorp, Inc. (MHC)	3.58	5.94	2.64	3.30	0.14	2.22	61.05	59.49	3.31	8.23	2.45	62.66	32.6200	32.7500	30.6500	13.56	13.56
PULB	Pulaski Financial Corp.	3.83	6.74	2.84	3.90	2.24	3.22	57.10	28.90	11.22	22.76	-6.63	50.82	18.5600	19.8290	18.0000	11.52	11.52
PVFC	PVF Capital Corp.	3.16	6.82	3.96	2.86	0.50	2.03	56.78	49.80	2.69	-5.97	31.55	63.77	10.8700	11.1273	9.1500	8.89	8.89
QCBC	Quaker City Bancorp, Inc.	4.13	7.10	3.22	3.88	0.53	1.75	37.67	29.63	9.92	9.23	-2.32	245.89	37.2000	38.4900	27.7400	19.44	19.36
RIVR	River Valley Bancorp	3.65	6.52	3.08	3.44	0.90	2.50	55.91	44.78	10.38	8.75	-5.96	21.61	26.6600	28.8600	23.2000	23.68	23.64
RVSB	Riverview Bancorp, Inc.	4.20	7.02	3.42	3.60	1.37	3.59	66.07	54.29	16.40	17.21	64.01	66.30	15.2000	15.6300	13.8200	12.18	12.04
ROME	Rome Bancorp, Inc. (MHC)	4.54	6.82	2.88	3.94	0.44	3.07	66.00	62.44	0.10	17.66	0.60	67.86	24.4500	24.9000	16.5000	12.47	12.47
RSLN	Roslyn Bancorp, Inc.	2.95	6.38	3.72	2.66	0.50	1.00	29.41	17.28	18.70	-11.55	30.00	1,755.69	20.9800	23.3100	17.6000	6.83	6.82
SCFS	Seacoast Financial Services Corporation	3.66	6.54	3.24	3.30	0.44	1.95	49.51	43.08	17.69	15.86	13.54	525.96	21.9210	25.7600	16.8800	13.13	11.64
SFBI	Security Financial Bancorp, Inc.	3.47	5.98	2.91	3.07	0.74	2.97	73.63	67.71	2.36	-25.47	5.86	38.05	20.4000	20.6000	18.7000	19.43	19.43
SVBI	Severn Bancorp, Inc.	5.03	8.52	3.76	4.76	0.58	1.69	36.99	29.44	18.83	29.30	36.61	63.49	15.5000	17.0000	14.2500	9.36	9.28

Exhibit 7

Selected Financial Data

Ticker	Short Name	Income Statement as of The Most Recent Quarter: Net Interest Margin (%)	Interest Income/ Avg Assets (%)	Interest Expense/ Avg Assets (%)	Net Interest Income/ Avg Assets (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Balance Sheet Growth as of the MRQ: Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	Market Data as of The Most Recent Quarter: MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
SKBO	Skibo Financial Corp. (MHC)	2.17	5.88	4.38	1.50	0.13	1.71	78.14	76.75	0.88	0.15	0.99	39.73	12.6500	13.5000	11.9600	7.70	7.70
SOBI	Sobieski Bancorp, Inc.	2.54	6.57	4.40	2.17	0.29	1.92	70.96	67.54	3.53	17.11	3.44	8.06	12.0000	14.0600	11.1500	19.53	19.53
SFFS	Sound Federal Bancorp (MHC)	4.18	6.53	2.52	4.01	0.11	1.79	44.04	42.53	17.62	18.19	19.02	129.49	27.1000	27.1000	18.8500	13.36	10.44
SSFC	South Street Financial Corp.	3.38	6.83	3.83	3.00	0.14	2.27	66.91	65.45	1.16	8.71	-2.37	22.47	7.2500	8.2000	6.8000	7.76	7.76
SRN	Southern Banc Company, Inc. (The)	2.86	5.95	3.67	2.28	0.18	1.86	61.01	58.49	17.02	-11.56	-1.95	11.79	11.7100	13.1000	11.7100	17.32	17.29
SMBC	Southern Missouri Bancorp, Inc.	3.74	6.72	3.34	3.38	0.35	2.31	56.47	52.19	4.72	15.99	0.81	22.09	18.2500	19.4000	17.4500	20.34	17.54
SZB	SouthFirst Bancshares, Inc.	3.03	6.54	3.61	2.93	1.85	5.00	107.84	113.18	-7.30	3.57	-9.15	9.97	12.1500	12.9500	11.2500	16.87	16.23
SOV	Sovereign Bancorp, Inc.	3.61	6.39	2.70	3.69	0.99	2.55	56.19	42.55	15.25	3.40	12.69	3,911.52	14.9900	15.6200	11.8500	9.74	4.34
STFR	St. Francis Capital Corporation	2.74	5.84	3.32	2.52	0.75	1.83	55.61	42.80	6.35	12.84	-4.04	218.62	23.3800	25.2500	21.0000	17.74	16.38
SFFC	StateFed Financial Corporation	3.58	7.37	4.26	3.11	0.24	3.18	85.39	84.33	-1.02	5.69	-2.40	12.15	9.5000	10.5000	8.7100	11.10	11.10
SIB	Staten Island Bancorp, Inc.	3.58	6.77	3.59	3.18	3.11	3.90	60.38	23.37	17.81	40.88	22.99	1,150.79	19.0600	21.3800	14.7400	9.15	8.24
STSA	Sterling Financial Corporation	3.27	6.68	3.41	3.27	0.84	2.55	64.64	54.90	12.36	13.76	25.28	229.02	19.1800	22.2100	15.8700	15.65	11.97
STBI	Sturgis Bancorp, Inc.	3.33	6.35	3.16	3.19	1.53	3.14	67.94	52.06	26.00	3.67	25.81	31.27	10.6000	11.0000	10.2500	9.47	7.74
SUFI	Superior Financial Corp.	3.66	6.85	3.35	3.50	1.99	3.71	72.21	55.37	-9.86	9.57	-19.78	165.65	19.3100	19.6000	14.3700	15.00	8.46
TSH	Teche Holding Co.	3.75	7.08	3.75	3.33	1.61	3.16	61.26	43.68	2.12	-2.33	-2.82	58.72	24.7500	25.7000	21.5500	23.13	23.13
THRD	TF Financial Corporation	2.71	6.07	3.53	2.54	0.23	1.86	63.87	60.71	4.09	-16.17	4.83	57.19	21.0000	23.9900	19.6200	24.56	22.64
THTL	Thistle Group Holdings, Co.	2.66	5.91	3.70	2.21	0.59	2.19	67.06	59.43	27.55	17.67	12.69	57.75	10.8000	13.0400	10.2500	13.77	12.41
TSBK	Timberland Bancorp, Inc.	4.93	7.65	3.42	4.23	1.18	3.11	52.66	40.87	16.35	13.64	21.02	75.59	17.0600	17.4000	14.8000	16.77	16.77
TRYF	Troy Financial Corporation	4.05	6.34	2.67	3.67	0.70	2.51	57.13	48.98	9.33	3.38	7.97	283.62	28.5000	30.2500	26.0000	16.32	13.18
UCBC	Union Community Bancorp	3.98	7.22	3.72	3.50	0.06	1.82	45.53	44.71	-8.07	-6.20	-10.86	36.84	15.1400	15.2800	13.8100	15.94	14.78
UFBS	Union Financial Bancshares, Incorporated	3.12	6.48	3.81	2.67	0.47	2.16	56.35	49.44	5.73	4.58	9.59	26.50	13.5500	13.8890	12.8500	13.45	10.48
UCFC	United Community Financial Corp.	3.95	6.82	3.28	3.54	1.67	3.43	61.31	43.95	14.61	16.89	28.15	314.73	8.9000	9.3900	7.5100	7.55	6.43
UPFC	United PanAm Financial Corp.	7.17	9.66	2.78	6.88	0.16	4.38	61.16	60.24	31.90	32.44	-23.07	105.11	6.7500	8.0000	5.7500	5.20	5.20
UTBI	United Tennessee Bankshares, Inc.	4.70	6.84	2.49	4.35	0.37	2.27	43.72	39.19	17.05	14.76	17.93	14.36	10.9410	11.6500	10.0300	11.36	10.66
WRNB	Warren Bancorp, Inc.	4.42	6.13	1.97	4.16	0.61	2.90	59.82	54.07	-0.93	6.75	-3.23	116.46	15.6400	15.7000	10.5600	5.97	5.97
WSBI	Warwick Community Bancorp, Inc.	3.75	6.74	3.48	3.26	0.87	2.52	56.89	46.38	15.06	30.64	13.29	134.19	26.9500	33.0500	22.9500	16.31	15.77
WFSL	Washington Federal, Inc.	3.98	7.24	3.70	3.54	0.10	0.74	18.78	16.74	4.05	5.78	2.44	1,523.11	24.0100	26.5400	20.5000	14.69	14.13
WM	Washington Mutual, Inc.	3.55	6.06	2.68	3.38	1.58	2.39	49.79	24.62	-20.26	0.83	0.18	35,697.04	36.9000	38.7500	30.3100	20.48	13.63
WSB	Washington Savings Bank, FSB	3.05	7.03	4.34	2.69	1.28	2.57	60.66	43.62	-31.89	36.67	4.89	38.39	8.4000	8.9500	7.4500	6.82	6.82
WAYN	Wayne Savings Bancshares, Inc. (MHC)	3.25	6.42	3.40	3.02	0.41	2.43	70.43	66.44	-0.28	-6.41	-0.29	46.45	18.0600	21.0000	17.7600	10.27	10.27
WYPT	Waypoint Financial Corp.	2.41	5.61	3.41	2.20	0.68	1.61	52.56	38.69	3.43	-2.53	-4.38	657.77	17.6000	19.7400	15.9200	12.84	12.50
WCFB	Webster City Federal Bancorp (MHC)	4.01	6.86	3.56	3.30	0.50	2.05	45.18	38.03	-6.82	7.81	-10.34	33.90	17.9500	19.5000	17.0000	11.62	11.62
WBST	Webster Financial Corporation	3.59	6.06	2.80	3.26	1.28	2.57	52.46	34.28	4.81	10.43	9.39	1,751.83	36.5290	39.5000	30.2800	22.04	15.82
WEFC	Wells Financial Corp.	3.52	6.46	3.19	3.27	1.67	2.94	58.37	37.70	-7.63	-3.76	-9.41	24.56	20.4800	23.1980	19.4525	21.05	21.05
WEBK	West Essex Bancorp, Inc.(MHC)	3.24	6.16	3.45	2.71	0.22	1.96	54.03	50.81	18.36	-0.88	4.80	112.41	23.2000	24.0000	18.0000	10.49	9.84
WES	Westcorp	5.52	10.53	5.39	5.14	0.75	2.33	38.63	29.97	17.99	33.02	-11.47	797.55	20.3500	32.0000	18.1500	15.36	15.35
WOFC	Western Ohio Financial Corporation	3.06	6.52	3.90	2.62	0.79	2.64	69.38	61.31	-5.63	-4.61	-6.38	35.15	20.0200	20.7000	18.6500	24.21	24.21
WFD	Westfield Financial Inc. (MHC)	3.24	5.77	3.18	2.59	0.16	2.13	65.94	64.15	3.44	-1.71	4.40	156.40	15.2500	15.9800	12.9900	12.15	12.15
WGBC	Willow Grove Bancorp, Inc.	3.73	6.52	3.51	3.01	0.25	2.48	63.71	61.22	9.56	22.07	4.68	136.55	12.1000	12.2000	9.9400	11.72	11.63
WFI	Winton Financial Corporation	3.23	7.17	4.28	2.89	0.41	1.85	51.12	44.87	3.56	-14.62	10.85	44.42	9.9500	10.5000	9.7500	8.81	8.77
WRO	Woronoco Bancorp Inc.	3.14	6.37	3.54	2.83	0.44	2.42	70.75	66.37	9.05	15.55	8.13	76.28	20.6500	21.4000	17.9000	19.71	19.19
WSFS	WSFS Financial Corporation	4.29	6.51	2.32	4.19	4.10	4.25	54.13	3.88	16.21	-14.14	4.24	237.01	26.0800	32.0000	20.6500	12.67	12.56
WVFC	WVS Financial Corp.	2.42	5.74	3.72	2.02	0.17	1.07	41.59	37.41	14.43	-20.40	6.19	42.58	15.9000	16.0500	15.8000	11.30	11.30
	Average	3.39	6.56	3.50	3.07	0.73	2.48	62.34	56.52	7.46	4.72	8.28	445.20	19.07	20.58	16.83	14.92	13.95
		Income Statement as of The Most Recent Quarter								Balance Sheet Growth as of The MRQ			Market Capitalization					
Ticker	Short Name	Net Interest Margin (%)	Interest Income/ Avg Assets (%)	Interest Expense/ Avg Assets (%)	Net Interest Income/ Avg Assets (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)	LTM Price High ($)	LTM Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income Statement as of The Most Recent Quarter								Balance Sheet Growth as of the MRQ			Market Data as of The Most Recent Quarter					
		Net Interest Margin (%)	Interest Income/ Avg Assets (%)	Interest Expense/ Avg Assets (%)	Net Interest Income/ Avg Assets (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data																	
ABBK	Abington Bancorp, Inc.	3.26	6.32	3.84	2.48	1.39	3.07	70.31	56.51	-23.93	-19.32	18.94	61.91	19.3500	20.2000	18.3000	14.15	13.48
BHL	Berkshire Hills Bancorp, Inc.	4.36	6.78	2.92	3.86	1.18	3.55	60.67	49.34	2.95	8.22	4.68	154.42	25.2000	27.3800	19.5000	21.97	20.30
FBBC	First Bell Bancorp, Inc.	1.47	5.34	4.08	1.26	0.24	0.62	37.32	26.61	-0.18	-10.78	-3.26	81.60	17.0900	17.8000	15.0500	15.30	15.30
FMCO	FMS Financial Corporation	3.45	6.12	2.65	3.47	0.42	2.27	62.55	57.68	6.70	4.07	6.02	71.48	11.0584	12.8000	9.5500	8.34	8.34
GAF	GA Financial, Inc.	2.66	6.12	4.00	2.12	0.37	2.09	70.72	66.55	-5.60	17.64	-10.73	101.37	19.1500	19.5000	17.0000	18.63	18.58
MASB	MASSBANK Corp.	2.48	4.93	2.74	2.19	0.20	1.21	46.00	41.63	3.07	-19.56	2.95	147.47	31.5500	35.5000	26.7000	24.80	24.57
NMIL	NewMil Bancorp, Inc.	3.96	6.35	2.62	3.73	0.56	2.54	59.31	53.08	23.48	11.89	29.14	85.96	19.8000	21.1500	19.0300	12.27	10.16
NEPF	Northeast Pennsylvania Financial Corp.	3.14	6.68	3.85	2.83	1.25	2.79	62.60	46.97	10.61	-18.93	5.17	66.31	15.9700	17.6100	14.4500	17.48	14.32
PFNC	Progress Financial Corporation	3.55	6.40	3.31	3.09	1.28	3.74	78.70	70.53	13.27	2.94	8.28	65.78	9.6500	9.9500	7.1000	9.33	9.07
THRD	TF Financial Corporation	2.71	6.07	3.53	2.54	0.23	1.86	63.87	60.71	4.09	-16.17	4.83	57.19	21.0000	23.9900	19.6200	24.56	22.64
TRYF	Troy Financial Corporation	4.05	6.34	2.67	3.67	0.70	2.51	57.13	48.98	9.33	3.38	7.97	283.62	28.5000	30.2500	26.0000	16.32	13.18
WSBI	Warwick Community Bancorp, Inc.	3.75	6.74	3.48	3.26	0.87	2.52	56.89	46.38	15.06	30.64	13.29	134.19	26.9500	33.0500	22.9500	16.31	15.77
WRO	Woronoco Bancorp Inc.	3.14	6.37	3.54	2.83	0.44	2.42	70.75	66.37	9.05	15.55	8.13	76.28	20.6500	21.4000	17.9000	19.71	19.19
	Average	3.23	6.20	3.33	2.87	0.70	2.40	61.29	53.18	5.22	0.74	7.34	106.74	20.46	22.35	17.93	16.86	15.76
	Median	3.26	6.34	3.48	2.83	0.56	2.51	62.55	53.08	6.70	3.38	6.02	81.60	19.80	21.15	18.30	16.32	15.30
	Maximum	4.36	6.78	4.08	3.86	1.39	3.74	78.70	70.53	23.48	30.64	29.14	283.62	31.55	35.50	26.70	24.80	24.57
	Minimum	1.47	4.93	2.62	1.26	0.20	0.62	37.32	26.61	(23.93)	(19.56)	(10.73)	57.19	9.65	9.95	7.10	8.34	8.34
	Sound Federal Bancorp (MHC)	4.18	6.53	2.52	4.01	0.11	1.79	44.04	42.53	17.62	18.19	19.02	129.49	27.10	27.10	18.85	13.36	10.44
	Variance to the Comparable Median	0.95	0.33	(0.81)	1.14	(0.59)	(0.61)	(17.25)	(10.65)	10.92	14.81	13.00	47.89	7.30	5.95	0.55	(2.96)	(4.86)

Exhibit 7
Selected Financial Data

		Dividends		Current Pricing Data as of 5/20/02						Productivity
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
ABBK	Abington Bancorp, Inc.	2.07	29.41	11.45	7.73	9.49	14.23	136.75	143.55	NA
ANA	Acadiana Bancshares, Inc.	2.51	29.27	12.38	8.91	11.49	11.66	100.55	100.55	90
AABC	Access Anytime Bancorp, Inc.	0.00	0.00	8.31	6.61	21.40	8.31	89.17	102.15	NA
AFBC	Advance Financial Bancorp	2.62	23.66	11.40	8.31	9.36	9.87	97.40	97.40	70
ANE	Alliance Bancorp of New England, Inc.	1.95	23.93	11.81	9.77	11.99	13.46	171.32	171.7	NA
AMFC	AMB Financial Corp.	1.95	20.34	10.42	7.15	10.25	10.42	87.05	87.05	NA
ASBI	Ameriana Bancorp	4.69	370.59	16.45	8.40	17.96	80.29	103.80	107.65	182
AMFH	American Financial Holdings, Inc.	2.29	48.59	23.99	24.28	17.46	22.13	158.42	204.62	434
ABCW	Anchor BanCorp Wisconsin Inc.	1.68	20.37	13.27	15.39	12.72	13.19	185.35	201.23	827
ASBP	ASB Financial Corp.	4.86	50.52	13.05	10.92	7.23	11.03	104.80	104.80	34
AF	Astoria Financial Corporation	2.75	26.43	11.05	11.73	9.95	11.05	168.11	191.24	2,000
BKMU	Bank Mutual Corporation (MHC)	1.71	27.27	19.09	16.07	16.41	19.09	147.06	180.57	779
BBX	BankAtlantic Bancorp, Inc.	1.18	13.33	13.30	9.70	6.65	11.31	124.24	164.55	2775
BKUNA	BankUnited Financial Corporation	0.00	0.00	16.95	7.38	14.76	16.15	132.41	145.08	661
BYS	Bay State Bancorp, Inc.	1.62	19.01	14.64	16.44	11.94	14.18	147.80	147.80	99
BCSB	BCSB Bankcorp, Inc. (MHC)	3.91	250	64	16.84	40.00	64	169.76	169.76	136
BFSB	Bedford Bancshares, Inc.	3.10	32.62	11.07	12.68	10.76	10.99	130.03	130.03	NA
BHL	Berkshire Hills Bancorp, Inc.	1.90	34.85	23.12	14.85	17.50	19.09	114.70	124.14	277
BFFC	Big Foot Financial Corporation	1.20	31.17	39.25	13.75	22.74	25.99	106.12	106.12	52
BRBI	Blue River Bancshares, Inc.	0.00	NM	NM	5.82	NM	NM	66.77	88.30	38
BFD	BostonFed Bancorp, Inc.	2.10	29.33	15.21	8.97	13.83	14.63	137.83	168.53	387
BYFC	Broadway Financial Corporation	1.21	18.69	15.47	8.35	11.82	15.47	102.54	102.54	NA
BRKL	Brookline Bancorp, Inc.	2.74	NA	NA	NA	NA	NA	NA	NA	NA
CAFI	Camco Financial Corporation	3.71	38.98	11.20	10.32	11.29	11.02	113.45	116.96	293
CFFN	Capitol Federal Financial (MHC)	3.34	62.50	21.40	20.21	20.66	21.40	175.35	175.35	705
CNY	Carver Bancorp, Inc.	0.47	2.84	7.79	5.63	7.68	6.11	70.08	70.77	92
CBES	CBES Bancorp, Inc.	1.78	NM	NM	13.96	NM	NM	111.25	111.25	49
CEBK	Central Bancorp, Inc.	1.25	19.61	14.75	11.04	12.70	15.69	133.72	141.84	NA
CITZ	CFS Bancorp, Inc.	2.85	58.46	25.55	12.05	21.95	21.62	109.94	109.94	NA
CHFN	Charter Financial Corp. (MHC)	1.35	NA	NA	57.78	NM	NA	223.96	223.96	NA
CFSL	Chesterfield Financial Corp.	0.00	0	21.93	20.48	23.95	21.93	96.96	NA	NA
CTZN	Citizens First Bancorp, Inc.	1.68	19.05	15.24	18.18	14.01	15.12	119.21	119.21	NA
CFSB	Citizens First Financial Corp.	1.39	17.93	13.68	8.59	11.69	13.87	94.37	94.37	83
CSBC	Citizens South Banking, Corp. (MHC)	1.44	46.27	30.83	21.27	20.56	33.13	214.08	265.55	NA
CKFB	CKF Bancorp, Inc.	4.30	37.43	9.95	9.19	9.30	9.95	91.04	99.20	25
CBSA	Coastal Bancorp, Inc.	1.60	17.78	11.17	6.33	11.34	11.09	137.42	166.28	NA
CFCP	Coastal Financial Corporation	1.51	22.28	15.32	17.81	15.16	15.82	247.45	247.45	266
CFB	Commercial Federal Corporation	1.46	14.86	13.50	8.51	10.29	11.13	147.90	196.66	2,717
CMSB	Commonwealth Bancorp, Inc.	2.25	35.84	17.50	16.76	14.84	17.50	204.80	242.74	628
CFFC	Community Financial Corporation	2.88	27.59	10.78	10.22	9.47	10.78	103.56	103.82	NA
CIBI	Community Investors Bancorp, Inc.	2.67	27.52	11.20	11.04	11.09	10.99	107.25	107.25	NA
SBMC	Connecticut Bancshares, Inc.	1.52	NA	NA	16.72	16.42	NA	164.83	187.70	NA
COOP	Cooperative Bankshares, Inc.	1.42	14.18	11.15	8.31	8.78	9.96	111.33	113.40	121
CRZY	Crazy Woman Creek Bancorp Incorporated	3.57	218.18	61.14	14.44	84.06	61.14	79.40	80.88	NA
DCOM	Dime Community Bancshares, Inc.	2.08	24.97	15.48	21.18	13.41	14.97	238.22	309.95	325
DSL	Downey Financial Corp.	0.96	8.57	8.99	9.55	13.07	8.96	135.04	135.53	2,118
DFBS	DutchFork Bancshares, Inc.	0.00	0.00	17.82	12.03	12.50	12.69	87.69	87.69	44
EFC	EFC Bancorp, Inc.	3.16	37.87	12.32	10.62	11.63	12.32	107.65	107.65	146
ESBK	Elmira Savings Bank, FSB	2.86	27.27	11.67	8.53	10.33	10.50	118.20	122.57	100
EFBC	Empire Federal Bancorp, Inc.	3.28	219.05	NM	9.92	50.11	66.81	74.32	74.32	52
EQSB	Equitable Bank	0.00	0.00	10.91	7.31	10.52	10.91	116.89	116.89	NA
ESBF	ESB Financial Corporation	3.02	35.09	10.85	7.43	10.34	11.61	109.88	122.48	189
EVRT	EverTrust Financial Group, Inc.	2.29	40.37	18.39	14.93	15.66	18.39	110.04	110.04	160
FCB	Falmouth Bancorp, Inc.	2.14	27.37	13.11	14.03	13.18	13.55	133.61	133.61	35
FDTR	Federal Trust Corporation	0.00	0.00	12.50	6.84	12.50	12.12	110.80	110.80	66
FFDF	FFD Financial Corporation	2.87	37.37	13.95	12.59	15.77	13.38	99.55	99.55	33
FFLC	FFLC Bancorp, Inc.	1.90	25.23	13.79	11.83	12.29	13.79	156.33	156.33	221
FFWC	FFW Corporation	3.80	38.10	11.62	9.08	9.63	10.75	96.11	NA	NA
FBCI	Fidelity Bancorp, Inc.	1.67	13.58	9.16	9.61	7.83	8.71	124.55	124.55	NA
FSBI	Fidelity Bancorp, Inc.	2.59	23.32	10.36	7.09	9.09	10.08	106.85	114.72	136
FFFL	Fidelity Bankshares, Inc.	1.90	43.48	23.60	14.09	19.44	22.83	184.05	186.34	646
FFED	Fidelity Federal Bancorp	0.00	0	NM	6.98	47.50	47.5	92.23	98.45	72
FLBC	Finger Lakes Bancorp, Inc.	1.22	30.00	28.93	16.10	21.38	24.59	168.12	168.12	96
FBEI	First Bancorp of Indiana, Inc.	2.27	38.57	21.43	14.39	19.74	21.43	83.89	NA	NA
FBSI	First Bancshares, Inc.	1.28	17.39	13.59	8.13	16.45	13.59	85.21	87.54	103
FBTC	First BancTrust Corporation	1.24	11.81	12.72	10.59	11.88	12.72	81.69	81.69	NA
FBBC	First Bell Bancorp, Inc.	3.51	25.81	9.71	9.36	7.24	9.19	111.70	111.70	53
FCAP	First Capital, Inc.	2.89	40.16	14.17	15.74	14.52	14.17	131.39	131.77	NA
FDEF	First Defiance Financial Corp.	2.80	17.53	26.20	14.39	3.58	6.39	103.68	106.77	232

Exhibit 7
Selected Financial Data

		Dividends		Current Pricing Data as of 5/20/02						Productivity
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
FESX	First Essex Bancorp, Inc.	2.65	36.60	14.14	14.96	12.98	14.14	187.79	212.68	329
FFBZ	First Federal Bancorp, Inc.	2.58	27.54	11.23	11.19	11.40	11.23	121.66	121.66	71
FFBH	First Federal Bancshares of Arkansas, Inc.	2.24	19.91	10.82	10.32	9.77	10.82	102.54	102.54	223
FFBI	First Federal Bancshares, Inc.	1.62	35.56	23.26	16.30	19.01	21.97	91.95	91.95	NA
FFSX	First Federal Bankshares, Inc.	2.27	38.55	18.81	9.12	27.13	17.00	83.24	113.15	225
FTFC	First Federal Capital Corp	2.69	30.06	11.78	13.48	12.08	11.85	194.38	250.92	1171
FFKY	First Federal Financial Corporation of Kentucky	3.26	36.36	11.15	12.12	11.74	11.15	140.39	163.85	227
FFCH	First Financial Holdings, Inc.	2.24	33.76	15.76	17.93	14.91	15.44	244.14	261.34	732
FFHS	First Franklin Corporation	2.40	111.11	24.04	7.30	NM	46.30	91.71	91.71	51
FGHC	First Georgia Holding, Inc.	2.50	50.00	20.00	12.24	16.67	20.00	151.52	155.04	138
FFSL	First Independence Corporation	3.05	22.84	11.80	10.30	13.67	7.88	104.93	104.93	38
FKAN	First Kansas Financial Corporation	1.48	28.57	19.82	8.03	12.48	19.26	75.01	75.14	41
FKFS	First Keystone Financial, Inc.	2.29	26.72	11.98	6.12	10.90	11.98	99.05	99.05	84
CASH	First Midwest Financial, Inc.	3.66	69.33	19.47	5.97	16.92	18.95	79.43	86.07	155
FMSB	First Mutual Bancshares, Inc.	1.76	17.46	12.17	11.56	11.07	11.47	148.28	148.28	NA
FNFG	First Niagara Financial Group, Inc. (MHC)	1.42	38.46	29.81	27.82	27.68	29.81	283.88	403.65	941
FNFI	First Niles Financial, Inc.	3.41	75.76	26.77	23.65	22.44	23.12	126.43	126.43	13
FPTB	First PacTrust Bancorp, Inc.	0.00	NA	NA	NA	NA	NA	NA	NA	NA
FPFC	First Place Financial Corp.	2.86	43.10	16.06	15.48	18.24	15.09	132.95	151.47	NA
FSFF	First SecurityFed Financial, Inc.	2.40	NA	NA	19.64	10.44	NA	107.90	108.06	NA
FSLA	First Sentinel Bancorp, Inc.	2.69	38.10	16.07	18.92	18.61	16.83	182.22	186.30	307
FBNW	FirstBank NW Corp.	2.48	25.99	10.98	8.94	10.28	10.92	89.65	89.65	132
FAB	FIRSTFED AMERICA BANCORP, INC.	2.39	26.67	12.30	8.44	11.40	11.95	118.07	177.69	644
FED	FirstFed Financial Corp.	0.00	0.00	9.59	10.64	9.70	9.59	133.88	137.96	508
FBC	Flagstar Bancorp, Inc.	1.08	4.25	6.85	9.54	6.51	6.42	188.27	188.27	3059
FFBK	FloridaFirst Bancorp, Inc.	1.25	21.15	19.85	12.74	16.59	18.51	109.75	125.73	NA
FFIC	Flushing Financial Corporation	1.99	30.09	13.21	15.39	26.62	16.02	179.92	185.45	209
FMCO	FMS Financial Corporation	1.09	10.81	10.14	6.81	7.68	9.96	132.59	132.59	487
FKKY	Frankfort First Bancorp, Inc.	6.12	107.69	17.60	16.18	21.79	17.60	126.21	126.21	NA
FFHH	FSF Financial Corp.	4.93	37.66	8.48	9.11	8.31	8.48	100.37	113.64	NA
GAF	GA Financial, Inc.	3.76	71.29	19.95	11.80	15.96	18.96	102.79	103.07	209
GUPB	GFSB Bancorp, Inc.	2.62	24.20	9.79	8.64	10.32	9.73	110.17	110.17	53
GSB	Golden State Bancorp Inc.	1.20	13.79	11.59	8.77	14.64	11.51	175.82	225.93	8200
GDW	Golden West Financial Corporation	0.44	4.94	12.08	16.40	11.45	11.63	219.51	219.51	NA
GOV	Gouverneur Bancorp Inc. (MHC)	2.35	52.78	30.91	27.98	28.33	28.33	135.10	135.10	29
GCFC	Grand Central Financial Corp.	3.50	83.33	24.52	14.95	28.61	24.52	97.82	97.82	NA
GTPS	Great American Bancorp, Inc.	1.80	25.14	14.00	12.56	12.01	14.00	109.72	112.59	NA
PEDE	Great Pee Dee Bancorp, Inc.	3.98	64.50	18.46	17.81	16.51	16.96	87.03	92.96	25
GAFC	Greater Atlantic Financial Corp.	0.00	0.00	52.50	3.81	26.25	31.50	92.65	98.90	NA
ALLB	Greater Delaware Valley Savings Bank (MHC)	1.61	62.07	37.83	20.71	42.92	38.48	216.07	216.07	81
GCBC	Greene County Bancorp Inc. (MHC)	3.48	64.63	22.72	16.92	20.00	22.44	137.62	137.62	78
GPT	GreenPoint Financial Corporation	2.05	NM	9.57	24.08	9.02	NM	238.14	302.67	NA
GSLA	GS Financial Corp.	1.98	36.73	18.91	15.05	18.15	18.52	82.16	82.16	38
GFED	Guaranty Federal Bancshares, Inc.	3.58	62.5	15.67	10.33	11.25	13.95	109.93	110.10	128
HARB	Harbor Florida Bancshares, Inc.	2.04	34.00	17.83	26.77	14.94	17.69	226.07	229.36	530
HARL	Harleysville Savings Financial Corporation	2.77	27.66	10.77	7.59	9.93	10.77	124.16	124.16	68
HFFB	Harrodsburg First Financial Bancorp, Inc.	5.24	130.43	24.89	10.75	22.02	24.89	64.07	65.13	22
HTHR	Hawthorne Financial Corporation	0.00	0.00	9.63	8.42	9.87	9.73	167.53	167.53	NA
HCBB	HCB Bancshares, Inc.	2.05	35.14	21.07	9.86	14.44	21.07	91.33	91.76	104
HMLK	Hemlock Federal Financial Corp.	2.20	26.85	15.22	8.85	12.17	12.62	128.42	138.11	NA
HFWA	Heritage Financial Corporation	2.96	39.47	14.25	19.99	13.53	14.25	154.23	168.99	NA
HFFC	HF Financial Corp.	3.83	49.44	8.96	5.53	NM	13.49	80.88	90.52	328
HCBC	High Country Bancorp, Inc.	2.56	27.93	10.9	10.37	11.90	10.90	111.87	111.87	79
HIFS	Hingham Institution for Savings	2.19	29.43	11.02	14.89	10.14	11.02	167.30	167.30	83
HMNF	HMN Financial, Inc.	3.90	41.10	12.14	11.74	14.41	12.64	110.41	117.44	188
HCFC	Home City Financial Corporation	3.89	65.67	53.86	6.07	15.71	16.88	76.68	79.15	41
HWEN	Home Financial Bancorp	3.08	30.77	9.51	7.92	10.83	10.00	82.80	82.80	NA
HLFC	Home Loan Financial Corporation	4.20	47.47	12.98	16.02	13.97	12.98	105.16	105.16	37
HSTD	Homestead Bancorp, Inc.	2.64	45.28	17.49	6.30	16.24	17.16	66.73	66.73	NA
HFBC	HopFed Bancorp, Inc.	3.55	55.70	11.82	14.90	9.13	15.71	100.32	100.32	50
HRZB	Horizon Financial Corp.	3.51	40.61	12.81	17.14	12.07	12.81	131.55	132.24	203
HCBK	Hudson City Bancorp, Inc. (MHC)	2.02	33.53	20.99	26.95	17.84	20.99	257.43	257.43	1024
HRBT	Hudson River Bancorp, Inc.	1.83	25.33	17.49	15.83	14.58	17.49	152.38	214.73	NA
ICBC	Independence Community Bank Corp.	1.76	16.58	15.03	21.40	12.98	14.87	187.70	237.56	1,335
IFSB	Independence Federal Savings Bank	0.00	NM	26.91	6.22	8.03	NM	71.51	71.51	NA
NDE	IndyMac Bancorp Inc.	0.00	0.00	10.25	17.89	10.02	9.89	149.07	155.15	NA
ITLA	ITLA Capital Corporation	0.00	0.00	10.49	12.01	9.96	10.49	118.47	120.38	155
JXVL	Jacksonville Bancorp, Inc.	1.86	17.61	9.45	11.70	8.09	9.45	126.29	138.83	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	2.84	NM	13.19	8.24	14.65	NM	101.44	120.99	NA

Exhibit 7
Selected Financial Data

		Dividends		Current Pricing Data as of 5/20/02						Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
KNK	Kankakee Bancorp, Inc.	1.57	16.89	13.59	8.33	12.40	12.65	110.22	123.27	NA
KYF	Kentucky First Bancorp, Inc.	4.43	60.19	14.03	16.78	12.90	14.03	102.70	102.70	17
KFBI	Klamath First Bancorp, Inc.	3.38	64.20	23.68	7.13	12.83	19.00	84.19	131.76	515
LARL	Laurel Capital Group, Inc.	3.87	47.68	13.19	13.30	12.93	13.01	139.36	139.36	49
LFED	Leeds Federal Bankshares, Inc. (MHC)	1.88	120.00	63.78	33.04	49.83	61.33	277.78	277.78	30
LXMO	Lexington B&L Financial Corp.	1.93	27.03	14.14	9.00	12.15	14.01	79.34	83.74	34
LIBB	Liberty Bancorp, Inc. (MHC)	0.46	29.27	56.93	23.71	93.54	63.88	259.82	259.82	NA
LNCB	Lincoln Bancorp	2.14	44.32	21.19	18.26	22.20	21.19	109.00	112.08	116
LOGN	Logansport Financial Corp.	3.01	18.25	12.68	10.68	11.35	12.59	100.35	100.35	26
LSBX	LSB Corporation	3.41	56	17.43	12.65	17.92	17.2	103.20	103.20	107
LSBI	LSB Financial Corp.	2.35	22.95	10.25	8.60	8.84	10.25	101.68	101.68	NA
MAFB	MAF Bancorp, Inc.	1.72	19.71	12.94	14.06	12.85	12.75	173.57	222.41	1271
MASB	MASSBANK Corp.	2.79	38.74	18.89	14.85	14.08	14.21	127.22	128.41	162
MTXC	Matrix Bancorp, Inc.	0.00	0.00	NA	4.06	18.21	8.43	89.55	89.55	945
MFLR	Mayflower Co-operative Bank	4.05	57.14	14.66	10.83	14.24	14.10	132.47	133.54	NA
MDBK	Medford Bancorp, Inc.	1.72	32.40	20.44	18.85	23.00	19.53	227.90	230.30	279
METF	Metropolitan Financial Corp.	0.00	NM	NM	3.36	NM	NM	93.77	98.44	NA
MFBC	MFB Corp.	1.80	110.81	29.87	7.37	NM	62.97	92.75	92.75	NA
MCBF	Monarch Community Bancorp, Inc.	0.00	NA	NA	NA	NA	NA	NA	NA	NA
MBBC	Monterey Bay Bancorp, Inc.	0.00	0	13.76	11.35	12.04	13.36	119.30	122.00	NA
MSBF	MSB Financial, Inc.	2.75	34.62	12.89	18.36	19.99	13.67	123.66	139.89	31
MFSF	MutualFirst Financial, Inc.	2.01	26.15	13.91	13.96	13.20	13.81	106.21	107.23	230
MYST	Mystic Financial, Inc.	2.06	30.56	NA	7.19	15.63	16.20	99.66	99.66	NA
NASB	NASB Financial, Inc.	2.89	25.35	11.09	18.73	11.78	9.56	168.62	170.42	NA
NTBK	NetBank, Inc.	0.00	NM	NM	16.08	NM	NM	149.87	168.36	NA
NHTB	New Hampshire Thrift Bancshares, Inc.	3.46	36.36	10.64	7.39	10.51	10.51	117.79	191.37	165
NYCB	New York Community Bancorp, Inc.	2.73	39.59	17.34	30.89	12.85	17.76	253.02	574.51	1467
NMIL	NewMil Bancorp, Inc.	2.53	34.31	14.45	13.23	13.03	14.45	161.37	194.88	NA
NBSI	North Bancshares, Inc.	3.28	95.65	29.80	10.84	30.48	29.15	113.36	113.36	35
FFFD	North Central Bancshares, Inc.	2.55	23.32	9.98	11.88	8.72	9.98	127.25	146.52	125
NBN	Northeast Bancorp	2.25	17.36	10.88	8.53	10.18	9.90	108.61	NA	NA
NEIB	Northeast Indiana Bancorp, Inc.	3.15	40.52	13.16	10.50	17.34	13.16	89.03	89.03	NA
NEPF	Northeast Pennsylvania Financial Corp.	3.01	35.00	13.42	8.08	11.09	13.31	91.36	111.52	NA
NWSB	Northwest Bancorp, Inc. (MHC)	2.37	32.00	19.29	14.92	16.88	18.00	205.48	261.12	1372
OCFC	OceanFirst Financial Corp.	3.10	44.76	16.35	19.34	15.68	16.58	230.03	232.57	399
ONFC	Oneida Financial Corp. (MHC)	2.81	82.22	32.46	22.41	33.04	30.83	192.71	250.68	160
OTFC	Oregon Trail Financial Corp.	1.86	24.10	11.99	16.09	12.19	12.93	110.90	NA	110
PPBI	Pacific Premier Bancorp, Inc.	0.00	NM	NM	3.50	16.15	NM	175.54	175.54	63
PBCI	Pamrapo Bancorp, Inc.	4.84	56.11	11.83	14.06	10.76	11.83	162.13	162.13	101
PFED	Park Bancorp, Inc.	2.15	29.27	15.38	11.22,	9.96	13.60	96.37	96.37	52
PVSA	Parkvale Financial Corporation	2.89	39.78	18.58	8.70	88.93	13.76	145.70	165.78	NA
PRTR	Partners Trust Financial Group, Inc. (MHC)	1.40	NA	NA	19.53	44.53	NA	124.13	124.13	222
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.43	41.18	25	11.62	23.96	16.91	128.78	142.33	95
PFSB	PennFed Financial Services, Inc.	1.46	12.23	14.55	10.62	13.68	14.55	163.48	170.72	269
PFDC	Peoples Bancorp	3.64	40.00	11.81	12.47	12.22	11.73	101.03	106.54	NA
PBCT	People's Bank (MHC)	6.20	197.14	36.28	12.13	29.03	33.17	150.29	170.86	3572
PCBI	Peoples Community Bancorp, Inc.	0.00	0.00	30.26	10.03	15.13	18.82	135.21	153.67	NA
PSFC	Peoples-Sidney Financial Corporation	3.06	70.83	24.48	12.55	22.60	24.48	101.47	101.47	31
PFB	PFF Bancorp, Inc.	0.97	10.91	11.96	14.53	12.13	12.00	146.08	146.73	580
PBNC	PFS Bancorp, Inc.	1.26	NA	NA	20.18	23.26	NA	86.97	86.97	NA
PHSB	PHSB Financial Corp.	2.44	NA	NA	14.40	16.03	NA	93.71	93.71	82
PHFC	Pittsburgh Financial Corp.	3.00	75	24	4.15	15.79	25	74.53	75.14	87
PFSL	Pocahontas Bancorp, Inc.	2.84	29.89	NA	8.22	9.10	11.48	101.44	158.08	207
PORT	Port Financial Corp.	1.55	17.11	19.77	15.57	16.70	17.00	168.92	168.92	NA
PRBC	Prestige Bancorp, Inc.	0.00	NM	NM	7.62	NM	NM	123.80	123.80	48
PFNC	Progress Financial Corporation	2.07	0	28.38	7.45	18.56	18.56	103.43	106.39	282
PBCP	Provident Bancorp, Inc. (MHC)	1.67	30.51	24.16	22.20	26.62	24.36	213.28	246.78	NA
PROV	Provident Financial Holdings, Inc.	0.87	0.00	14.29	12.48	12.78	13.69	121.95	121.95	NA
PLSK	Pulaski Bancorp, Inc. (MHC)	1.23	47.06	35.85	26.65	35.46	38.38	240.56	240.56	NA
PULB	Pulaski Financial Corp.	1.94	23.51	13.65	16.86	13.65	13.85	161.11	161.11	NA
PVFC	PVF Capital Corp.	2.48	21.78	9.06	9.11	8.49	8.98	122.27	122.27	170
QCBC	Quaker City Bancorp, Inc.	0.00	0.00	11.55	16.53	10.57	11.74	191.36	192.15	NA
RIVR	River Valley Bancorp	3.00	21.26	10.14	10.61	7.32	9.07	112.58	112.77	NA
RVSB	Riverview Bancorp, Inc.	3.29	40.27	15.05	16.30	15.83	13.45	124.79	126.25	NA
ROME	Rome Bancorp, Inc. (MHC)	1.47	39.51	31.75	28.54	24.45	30.19	196.07	196.07	NA
RSLN	Roslyn Bancorp, Inc.	2.57	31.72	13.45	17.76	11.66	13.54	307.17	307.62	754
SCFS	Seacoast Financial Services Corporation	2.01	25.33	14.91	14.60	14.05	14.61	166.95	188.32	NA
SFBI	Security Financial Bancorp, Inc.	0.00	0.00	28.73	19.01	26.84	34.58	104.99	104.99	68
SVBI	Severn Bancorp, Inc.	1.55	NA	NA	15.61	7.60	NA	165.60	167.03	NA

Exhibit 7
Selected Financial Data

		Dividends		Current Pricing Data as of 5/20/02						Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
SKBO	Skibo Financial Corp. (MHC)	3.79	576.47	74.41	25.46	79.06	74.41	164.29	164.29	17
SOBI	Sobieski Bancorp, Inc.	2.83	82.05	85.71	5.87	NM	30.77	61.44	61.44	30
SFFS	Sound Federal Bancorp (MHC)	1.33	19.58	18.95	19.88	14.73	18.95	202.84	259.58	NA
SSFC	South Street Financial Corp.	5.52	85.11	15.43	10.56	13.94	15.43	93.43	93.43	41
SRN	Southern Banc Company, Inc. (The)	2.99	50.00	NA	10.98	13.31	16.73	67.61	67.73	NA
SMBC	Southern Missouri Bancorp, Inc.	3.07	26.32	9.61	8.29	8.45	9.61	89.72	104.05	87
SZB	SouthFirst Bancshares, Inc.	4.94	NM	NM	7.11	16.88	NM	72.02	74.86	62
SOV	Sovereign Bancorp, Inc.	0.67	11.24	13.88	10.38	11.36	16.84	153.90	345.39	NA
STFR	St. Francis Capital Corporation	2.57	24.89	10.72	9.73	11.24	10.58	131.79	142.74	493
SFFC	StateFed Financial Corporation	4.21	97.56	22.09	12.62	NM	23.17	85.59	85.59	NA
SIB	Staten Island Bancorp, Inc.	2.52	27.74	13.14	18.01	15.37	13.91	208.31	231.31	NA
STSA	Sterling Financial Corporation	0.00	0.00	12.14	7.41	10.20	11.35	122.56	160.23	944
STBI	Sturgis Bancorp, Inc.	2.64	31.82	12.05	10.42	13.25	12.05	111.93	136.95	NA
SUFI	Superior Financial Corp.	2.07	NA	NA	9.72	10.97	NA	128.73	228.25	NA
TSH	Teche Holding Co.	2.02	20.00	10.02	11.52	9.24	9.90	107.00	107.00	205
THRD	TF Financial Corporation	2.86	33.15	13.38	7.85	15.91	11.60	85.50	92.76	160
THTL	Thistle Group Holdings, Co.	2.96	53.33	15.88	7.32	14.21	18.00	78.43	87.03	NA
TSBK	Timberland Bancorp, Inc.	2.81	28.95	11.22	18.21	9.48	11.22	101.73	101.73	154
TRYF	Troy Financial Corporation	1.96	34.14	21.92	24.81	19.79	21.92	174.63	216.24	300
UCBC	Union Community Bancorp	3.17	44.54	11.56	13.64	9.71	12.72	94.98	102.44	NA
UFBS	Union Financial Bancshares, Incorporated	2.95	60.98	17.15	8.59	14.73	16.52	100.74	129.29	73
UCFC	United Community Financial Corp.	3.37	49.18	NA	15.68	11.71	14.59	117.88	138.41	777
UPFC	United PanAm Financial Corp.	0.00	0.00	11.84	13.19	9.93	11.84	129.81	129.81	NA
UTBI	United Tennessee Bankshares, Inc.	2.74	26.09	9.68	13.03	7.60	9.51	96.31	102.64	27
WRNB	Warren Bancorp, Inc.	3.07	55.36	18.62	25.31	19.55	18.62	261.98	261.98	NA
WSBI	Warwick Community Bancorp, Inc.	1.48	16.26	15.14	16.63	12.71	14.73	165.24	170.89	143
WFSL	Washington Federal, Inc.	3.83	40.85	11.12	21.45	10.72	11.06	163.44	169.92	741
WM	Washington Mutual, Inc.	2.93	25.13	12.34	13.76	9.13	9.46	180.18	270.73	50001
WSB	Washington Savings Bank, FSB	1.43	13.75	12.92	13.24	8.08	9.03	123.17	123.17	NA
WAYN	Wayne Savings Bancshares, Inc. (MHC)	3.77	87.18	23.15	13.88	21.50	23.15	175.85	175.85	115
WYPT	Waypoint Financial Corp.	2.27	31.09	16.00	12.41	12.94	14.79	137.07	140.80	903
WCFB	Webster City Federal Bancorp (MHC)	5.57	131.94	24.93	33.84	22.44	24.93	154.48	154.48	NA
WBST	Webster Financial Corporation	2.08	22.88	12.47	14.16	11.14	11.94	165.74	230.90	2420
WEFC	Wells Financial Corp.	3.52	22.30	6.71	10.84	9.14	6.71	97.29	97.29	NA
WEBK	West Essex Bancorp, Inc.(MHC)	2.41	79.10	34.63	28.80	32.22	34.63	221.16	235.77	55
WES	Westcorp	2.36	35.63	12.80	7.06	9.25	12.72	132.49	132.57	2233
WOFC	Western Ohio Financial Corporation	5.00	86.96	17.41	10.14	13.90	17.41	82.69	82.69	NA
WFD	Westfield Financial Inc. (MHC)	1.31	NA	NA	20.03	38.13	NA	125.51	125.51	166
WGBC	Willow Grove Bancorp, Inc.	2.31	NA	NA	17.97	20.17	NA	103.24	104.04	198
WFI	Winton Financial Corporation	3.72	33.33	10.05	9.01	8.29	9.21	112.94	113.45	117
WRO	Woronoco Bancorp Inc.	2.32	28.93	16.39	10.78	12.91	14.75	104.77	107.61	180
WSFS	WSFS Financial Corporation	0.77	6.14	8.93	12.19	7.76	9.42	205.84	207.64	800
WVFC	WVS Financial Corp.	4.03	39.26	9.75	10.52	9.46	9.75	140.71	140.71	53
	Average	2.28	41.50	17.72	13.35	16.44	17.43	132.89	146.18	743

		Dividends		Current Pricing Data as of 5/20/02						Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr

Exhibit 7

Selected Financial Data

		Dividends		Current Pricing Data as of 5/20/02						Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
	Comparable Thrift Data									
ABBK	Abington Bancorp, Inc.	2.07	29.41	11.45	7.73	9.49	14.23	136.75	143.55	NA
BHL	Berkshire Hills Bancorp, Inc.	1.90	34.85	23.12	14.85	17.50	19.09	114.70	124.14	277
FBBC	First Bell Bancorp, Inc.	3.51	25.81	9.71	9.36	7.24	9.19	111.70	111.70	53
FMCO	FMS Financial Corporation	1.09	10.81	10.14	6.81	7.68	9.96	132.59	132.59	487
GAF	GA Financial, Inc.	3.76	71.29	19.95	11.80	15.96	18.96	102.79	103.07	209
MASB	MASSBANK Corp.	2.79	38.74	18.89	14.85	14.08	14.21	127.22	128.41	162
NMIL	NewMil Bancorp, Inc.	2.53	34.31	14.45	13.23	13.03	14.45	161.37	194.88	NA
NEPF	Northeast Pennsylvania Financial Corp.	3.01	35.00	13.42	8.08	11.09	13.31	91.36	111.52	NA
PFNC	Progress Financial Corporation	2.07	0.00	28.38	7.45	18.56	18.56	103.43	106.39	282
THRD	TF Financial Corporation	2.86	33.15	13.38	7.85	15.91	11.60	85.50	92.76	160
TRYF	Troy Financial Corporation	1.96	34.14	21.92	24.81	19.79	21.92	174.63	216.24	300
WSBI	Warwick Community Bancorp, Inc.	1.48	16.26	15.14	16.63	12.71	14.73	165.24	170.89	143
WRO	Woronoco Bancorp Inc.	2.32	28.93	16.39	10.78	12.91	14.75	104.77	107.61	180
	Average	2.41	30.21	16.64	11.86	13.53	15.00	124.00	134.13	225
	Median	2.32	33.15	15.14	10.78	13.03	14.45	114.70	124.14	195
	Maximum	3.76	71.29	28.38	24.81	19.79	21.92	174.63	216.24	487
	Minimum	1.09	0.00	9.71	6.81	7.24	9.19	85.50	92.76	53
	Sound Federal Bancorp (MHC)	1.33	19.58	18.95	19.88	14.73	18.95	202.84	259.58	NA
	Variance to the Comparable Median	(0.99)	(13.57)	3.81	9.10	1.70	4.50	88.14	135.44	NA

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income: Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
ABBK	Abington Bancorp, Inc.	4,521	5,543	1.69	1.36	1,718	1,684	0.50	0.51
ANA	Acadiana Bancshares, Inc.	2,309	2,169	1.93	2.05	596	456	0.40	0.52
AABC	Access Anytime Bancorp, Inc.	1,420	1,420	1.03	1.03	143	143	0.10	0.10
AFBC	Advance Financial Bancorp	1,639	1,422	1.61	1.86	430	430	0.49	0.49
ANE	Alliance Bancorp of New England, Inc.	3,043	3,458	1.30	1.14	865	780	0.29	0.32
AMFC	AMB Financial Corp.	973	973	1.18	1.18	254	254	0.30	0.30
ASBI	Ameriana Bancorp	517	2,593	0.83	0.17	600	597	0.19	0.19
AMFH	American Financial Holdings, Inc.	29,929	27771	1.31	1.42	9,719	8554	0.4	0.45
ABCW	Anchor BanCorp Wisconsin Inc.	39,231	39,004	1.61	1.62	10,775	10,717	0.42	0.42
ASBP	ASB Financial Corp.	1,513	1,264	0.82	0.97	588	359	0.23	0.37
AF	Astoria Financial Corporation	236,408	236,408	2.63	2.63	63,931	63,931	0.73	0.73
BKMU	Bank Mutual Corporation (MHC)	23,704	23,704	1.10	1.10	6,971	6,971	0.32	0.32
BBX	BankAtlantic Bancorp, Inc.	49,749	40,874	0.74	0.87	21,577	10,743	0.19	0.37
BKUNA	BankUnited Financial Corporation	28,296	27,114	1.01	1.06	7,841	7,860	0.29	0.29
BYS	Bay State Bancorp, Inc.	6,358	6,185	1.24	1.28	1,889	1,889	0.38	0.38
BCSB	BCSB Bankcorp, Inc. (MHC)	1174	1142	0.2	0.20	480	460	0.08	0.08
BFSB	Bedford Bancshares, Inc.	2,911	2,892	1.40	1.41	725	725	0.36	0.36
BHL	Berkshire Hills Bancorp, Inc.	8,140	6,738	1.09	1.32	2,138	2,130	0.36	0.36
BFFC	Big Foot Financial Corporation	1,109	733	0.51	0.77	317	302	0.21	0.22
BRBI	Blue River Bancshares, Inc.	-4,494	-1,766	-1.13	-2.89	-2650	-214	-0.14	-1.71
BFD	BostonFed Bancorp, Inc.	9,742	9,348	2.00	2.08	2,583	2,544	0.54	0.55
BYFC	Broadway Financial Corporation	996	996	1.07	1.07	322	322	0.35	0.35
BRKL	Brookline Bancorp, Inc.	20,878	19,284	NA	NA	5,131	4,928	NA	NA
CAFI	Camco Financial Corporation	9,719	9,535	1.25	1.27	2,470	2,442	0.31	-0.31
CFFN	Capitol Federal Financial (MHC)	83,103	83,103	1.12	1.12	21,069	21,069	0.29	0.29
CNY	Carver Bancorp, Inc.	4,422	3,513	1.38	1.76	874	874	0.35	0.35
CBES	CBES Bancorp, Inc.	-598	-598	-0.7	-0.70	-360	-360	-0.42	-0.42
CEBK	Central Bancorp, Inc.	3357	3580	2.17	2.04	1027	1020	0.63	0.63
CITZ	CFS Bancorp, Inc.	8,734	7,242	0.55	0.65	1983	1967	0.16	0.16
CHFN	Charter Financial Corp. (MHC)	2,531	NA	NA	NA	193	1,121	0.06	0.01
CFSL	Chesterfield Financial Corp.	3258	3258	0.83	0.83	741	741	0.19	0.19
CTZN	Citizens First Bancorp, Inc.	10,657	10,587	1.25	1.26	2831	2761	0.33	0.34
CFSB	Citizens First Financial Corp.	2,331	2,360	1.47	1.45	692	721	0.45	0.43
CSBC	Citizens South Banking. Corp. (MHC)	2,804	2,991	0.72	0.67	1130	1127	0.27	0.27
CKFB	CKF Bancorp, Inc.	1,228	1,228	1.87	1.87	336	336	0.50	0.50
CBSA	Coastal Bancorp, Inc.	18,964	18,854	2.68	2.70	4,599	4,599	0.66	0.66
CFCP	Coastal Financial Corporation	9,978	10,512	0.95	0.92	2,593	2,614	0.24	0.24
CFB	Commercial Federal Corporation	104,614	84,833	1.83	2.22	27,533	18,704	0.41	0.60
CMSB	Commonwealth Bancorp, Inc.	17,645	17,645	1.73	1.73	5,054	5,054	0.51	0.51
CFFC	Community Financial Corporation	2,630	2,630	1.16	1.16	745	745	0.33	0.33
CIBI	Community Investors Bancorp, Inc.	1,206	1,185	1.07	1.09	291	291	0.27	0.27
SBMC	Connecticut Bancshares, Inc.	16,718	20,238	NA	1.55	6,115	6,051	0.55	0.56
COOP	Cooperative Bankshares, Inc.	4,031	3,568	1.26	1.41	1,131	1,119	0.40	0.40
CRZY	Crazy Woman Creek Bancorp Incorporated	166	166	0.22	0.22	30	30	0.04	0.04
DCOM	Dime Community Bancshares, Inc.	38,677	37,307	1.49	1.54	11,007	9,704	0.38	0.43
DSL	Downey Financial Corp.	118,485	118,112	4.19	4.20	20,309	20,289	0.72	0.72
DFBS	DutchFork Bancshares, Inc.	2,312	1,604	1.46	2.05	618	364	0.31	0.52
EFC	EFC Bancorp, Inc.	5,936	5,915	1.36	1.36	1,595	1,595	0.36	0.36
ESBK	Elmira Savings Bank, FSB	2,330	2,099	2.16	2.40	583	458	0.48	0.61
EFBC	Empire Federal Bancorp, Inc.	312	-230	-0.18	0.21	100	-109	-0.08	0.07
EQSB	Equitable Bank	3457	3457	2.43	2.43	903	903	0.63	0.63
ESBF	ESB Financial Corporation	8,145	8,742	1.22	1.14	2348	3151	0.43	0.32
EVRT	EverTrust Financial Group, Inc.	5,829	5,827	1.09	1.09	1,631	1,631	0.32	0.32
FCB	Falmouth Bancorp, Inc.	1,681	1,732	1.85	1.79	428	474	0.51	0.46
FDTR	Federal Trust Corporation	1,801	1,743	0.32	0.33	466	478	0.08	0.08
FFDF	FFD Financial Corporation	1,209	1,165	0.95	0.99	250	250	0.21	0.21
FFLC	FFLC Bancorp, Inc.	7,804	7,804	2.14	2.14	2213	2213	0.60	0.60
FFWC	FFW Corporation	2,054	1,905	1.36	1.47	570	484	0.35	0.41
FBCI	Fidelity Bancorp, Inc.	7,919	7,553	2.36	2.48	2223	2068	0.64	0.69
FSBI	Fidelity Bancorp, Inc.	4,241	4,128	1.79	1.84	1,213	1,232	0.52	0.51
FFFL	Fidelity Bankshares, Inc.	14,130	13,731	0.89	0.92	4,101	4,101	0.27	0.27
FFED	Fidelity Federal Bancorp	287	-579	-0.11	0.04	44	-90	-0.02	0.01
FLBC	Finger Lakes Bancorp, Inc.	2483	2130	0.68	0.80	707	528	0.17	0.23
FBEI	First Bancorp of Indiana, Inc.	1,165	1,165	0.70	0.70	306	306	0.19	0.19
FBSI	First Bancshares, Inc.	1,679	1,679	0.92	0.92	342	341	0.19	0.19
FBTC	First BancTrust Corporation	1,784	1,784	1.27	1.27	440	440	0.34	0.34
FBBC	First Bell Bancorp, Inc.	7,803	7,372	1.76	1.86	2493	2062	0.49	0.59
FCAP	First Capital, Inc.	3,172	3,171	1.27	1.27	774	774	0.31	0.31
FDEF	First Defiance Financial Corp.	19,401	4,739	0.71	2.91	8718	1386	0.21	1.30

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income: Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
FESX	First Essex Bancorp, Inc.	18,469	18,469	2.35	2.35	5,128	5128	0.64	0.64
FFBZ	First Federal Bancorp, Inc.	2,313	2,313	0.69	0.69	563	563	0.17	0.17
FFBH	First Federal Bancshares of Arkansas, Inc.	6,844	6,844	2.31	2.31	1834	1834	0.64	0.64
FFBI	First Federal Bancshares, Inc.	1,736	1,649	0.85	0.90	485	465	0.25	0.26
FFSX	First Federal Bankshares, Inc.	3,510	3,173	0.75	0.83	563	481	0.11	0.13
FTFC	First Federal Capital Corp	32,040	32,139	1.64	1.63	8189	8189	0.40	0.40
FFKY	First Federal Financial Corporation of Kentucky	7,458	7,458	1.98	1.98	1,803	1,803	0.47	0.47
FFCH	First Financial Holdings, Inc.	27,361	26,809	1.93	1.97	7,077	6,564	0.47	0.51
FFHS	First Franklin Corporation	396	793	0.52	0.27	-245	161	0.10	-0.15
FGHC	First Georgia Holding, Inc.	1558	1558	0.20	0.20	465	465	0.06	0.06
FFSL	First Independence Corporation	2,063	1,381	1.39	2.08	295	295	0.30	0.30
FKAN	First Kansas Financial Corporation	642	628	0.68	0.70	233	219	0.25	0.27
FKFS	First Keystone Financial, Inc.	2665	2667	1.31	1.31	743	725	0.35	0.36
CASH	First Midwest Financial, Inc.	1,851	1,794	0.73	0.75	528	497	0.20	0.21
FMSB	First Mutual Bancshares, Inc.	7,355	6,905	1.31	1.39	1916	1814	0.34	0.36
FNFG	First Niagara Financial Group, Inc. (MHC)	26,002	26,006	1.04	1.04	7,007	6,629	0.26	0.28
FNFI	First Niles Financial, Inc.	936	811	0.57	0.66	237	212	0.15	0.17
FPTB	First PacTrust Bancorp, Inc.	NA	NA	NA	NA	710	710	NA	NA
FPFC	First Place Financial Corp.	16,230	15,221	1.09	1.16	3,252	3,123	0.23	0.24
FSFF	First SecurityFed Financial, Inc.	NA	NA	NA	NA	1,976	1,953	0.51	0.52
FSLA	First Sentinel Bancorp, Inc.	25,330	26,169	0.88	0.84	5,560	6,592	0.23	0.19
FBNW	FirstBank NW Corp.	2,425	2,413	1.76	1.77	631	631	0.47	0.47
FAB	FIRSTFED AMERICA BANCORP, INC.	13,830	13,239	2.04	2.10	4,434	3,439	0.43	0.55
FED	FirstFed Financial Corp.	49992	49992	2.83	2.83	12287	12287	0.70	0.70
FBC	Flagstar Bancorp, Inc.	105,488	98,449	3.23	3.45	26,418	19,802	0.64	0.85
FFBK	FloridaFirst Bancorp, Inc.	5,561	5,158	0.97	1.04	1,572	1,249	0.23	0.29
FFIC	Flushing Financial Corporation	14,257	17,099	1.37	1.13	2,041	4,880	0.41	0.17
FMCO	FMS Financial Corporation	7,430	7,342	1.09	1.11	2,337	2,272	0.35	0.36
FKKY	Frankfort First Bancorp, Inc.	1,327	1,327	1.04	1.04	272	272	0.21	0.21
FFHH	FSF Financial Corp.	5,481	5,481	2.39	2.39	1426	1426	0.61	0.61
GAF	GA Financial, Inc.	5,163	4,934	0.96	1.01	1,532	1,318	0.26	0.30
GUPB	GFSB Bancorp, Inc.	1,783	1,774	1.56	1.57	419	419	0.37	0.37
GSB	Golden State Bancorp Inc.	416,840	413,329	2.88	2.90	81959	81959	0.57	0.57
GDW	Golden West Financial Corporation	898,264	865,985	5.46	5.67	226368	222151	1.41	1.44
GOV	Gouverneur Bancorp Inc. (MHC)	784	717	0.33	0.36	202	201	0.09	0.09
GCFC	Grand Central Financial Corp.	676	662	0.42	0.42	140	140	0.09	0.09
GTPS	Great American Bancorp, Inc.	1624	1624	1.75	1.75	469	469	0.51	0.51
PEDE	Great Pee Dee Bancorp, Inc.	1122	1122	0.68	0.68	327	327	0.20	0.20
GAFC	Greater Atlantic Financial Corp.	580	360	0.12	0.20	169	116	0.04	0.06
ALLB	Greater Delaware Valley Savings Bank (MHC)	2,009	2,034	0.59	0.58	456	481	0.14	0.13
GCBC	Greene County Bancorp Inc. (MHC)	1653	1641	0.81	0.82	460	448	0.22	0.23
GPT	GreenPoint Financial Corporation	-214,030	463,004	5.09	-2.43	123000	120400	1.32	1.35
GSLA	GS Financial Corp.	1,412	1,389	0.96	0.98	358	345	0.24	0.25
GFED	Guaranty Federal Bancshares, Inc.	3,593	3,199	0.89	1.00	874	747	0.26	0.31
HARB	Harbor Florida Bancshares, Inc.	29,083	28,769	1.24	1.25	8487	8163	0.36	0.37
HARL	Harleysville Savings Financial Corporation	4,297	4301	1.88	1.88	1173	1173	0.51	0.51
HFFB	Harrodsburg First Financial Bancorp, Inc.	566	566	0.46	0.46	158	158	0.13	0.13
HTHR	Hawthorne Financial Corporation	21,397	21,624	2.83	2.80	5,284	5,284	0.69	0.69
HCBB	HCB Bancshares, Inc.	1357	1356	0.74	0.74	481	481	0.27	0.27
HMLK	Hemlock Federal Financial Corp.	2,042	1,696	1.79	2.16	520	455	0.49	0.56
HFWA	Heritage Financial Corporation	8,839	8,830	1.14	1.14	2257	2257	0.30	0.30
HFFC	HF Financial Corp.	3,185	4,783	1.34	0.89	-183	1276	0.38	-0.05
HCBC	High Country Bancorp, Inc.	1,643	1643	1.79	1.79	362	362	0.41	0.41
HIFS	Hingham Institution for Savings	5,501	5,501	2.65	2.65	1,493	1,493	0.72	0.72
HMNF	HMN Financial, Inc.	5,831	6,021	1.52	1.46	1268	1250	0.32	0.32
HCFC	Home City Financial Corporation	529	172	0.21	0.67	139	-27	-0.04	0.18
HWEN	Home Financial Bancorp	500	530	0.41	0.39	116	144	0.11	0.09
HLFC	Home Loan Financial Corporation	1475	1475	0.99	0.99	348	348	0.23	0.23
HSTD	Homestead Bancorp, Inc.	550	535	0.52	0.53	145	145	0.14	0.14
HFBC	HopFed Bancorp, Inc.	2,867	3,762	1.05	0.79	1225	1138	0.32	0.34
HRZB	Horizon Financial Corp.	10629	10505	0.98	0.98	2854	2814	0.26	0.26
HCBK	Hudson City Bancorp, Inc. (MHC)	164,711	164,711	0.85	0.85	48,174	48,174	0.25	0.25
HRBT	Hudson River Bancorp, Inc.	21,266	21,266	1.50	1.50	6,441	6,441	0.45	0.45
ICBC	Independence Community Bank Corp.	109,844	108,181	1.97	1.99	31,683	31,500	0.57	0.57
IFSB	Independence Federal Savings Bank	-298	597	0.43	-0.19	478	343	0.26	0.36
NDE	IndyMac Bancorp Inc.	141,541	136,309	2.19	2.27	34,574	32,672	0.53	0.56
ITLA	ITLA Capital Corporation	18243	18243	2.85	2.85	4805	4805	0.75	0.75
JXVL	Jacksonville Bancorp, Inc.	5,140	5,140	2.84	2.84	1496	1496	0.83	0.83
JXSB	Jacksonville Bancorp, Inc. (MHC)	-171	1,553	0.80	-0.09	356	287	0.15	0.18

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
KNK	Kankakee Bancorp, Inc.	3,727	3,465	2.81	3.02	938	938	0.77	0.77
KYF	Kentucky First Bancorp, Inc.	947	947	1.03	1.03	256	256	0.28	0.28
KFBI	Klamath First Bancorp, Inc.	5,236	4,109	0.65	0.81	1928	1647	0.26	0.30
LARL	Laurel Capital Group, Inc.	3075	3039	1.49	1.51	762	762	0.38	0.38
LFED	Leeds Federal Bankshares, Inc. (MHC)	2,276	2,276	0.50	0.50	557	557	0.12	0.12
LXMO	Lexington B&L Financial Corp.	799	793	1.10	1.11	235	235	0.32	0.32
LIBB	Liberty Bancorp, Inc. (MHC)	1,329	1,496	0.46	0.41	225	456	0.14	0.07
LNCB	Lincoln Bancorp	4103	4098	0.88	0.88	943	943	0.21	0.21
LOGN	Logansport Financial Corp.	1,442	1,431	1.36	1.37	371	360	0.37	0.38
LSBX	LSB Corporation	3,411	3,386	0.74	0.75	819	816	0.18	0.18
LSBI	LSB Financial Corp.	2,523	2,522	1.83	1.83	739	739	0.53	0.53
MAFB	MAF Bancorp, Inc.	64,347	63,478	2.70	2.74	16287	15926	0.66	0.68
MASB	MASSBANK Corp.	10,678	8,006	1.67	2.22	2702	2214	0.46	0.56
MTXC	Matrix Bancorp, Inc.	7,878	NA	NA	1.21	904	NA	NA	0.14
MFLR	Mayflower Co-operative Bank	1,469	1,408	1.01	1.05	361	340	0.25	0.26
MDBK	Medford Bancorp, Inc.	14,222	13,578	1.71	1.79	3,030	3,588	0.45	0.38
METF	Metropolitan Financial Corp.	-12,045	-8,026	-0.63	-0.80	-11,139	-5,957	-0.37	-0.69
MFBC	MFB Corp.	569	1,109	0.78	0.37	-1197	-657	-0.49	-0.90
MCBF	Monarch Community Bancorp, Inc.	NA	NA	NA	NA	294	294	NA	NA
MBBC	Monterey Bay Bancorp, Inc.	4,752	4,628	1.33	1.37	1347	1347	0.38	0.38
MSBF	MSB Financial, Inc.	1,451	1,534	1.24	1.17	252	279	0.22	0.20
MFSF	MutualFirst Financial, Inc.	8,075	8,045	1.29	1.30	2,013	2,013	0.34	0.34
MYST	Mystic Financial, Inc.	1,627	NA	NA	1.08	382	NA	NA	0.28
NASB	NASB Financial, Inc.	18,531	15,930	1.87	2.17	3,742	3,742	0.44	0.44
NTBK	NetBank, Inc.	-31,900	-33,040	-0.71	-0.66	-31287	-30135	-0.62	-0.64
NHTB	New Hampshire Thrift Bancshares, Inc.	3,446	3,406	1.74	1.76	867	853	0.43	0.44
NYCB	New York Community Bancorp, Inc.	162578	165,695	1.69	1.65	58,129	54065	0.53	0.57
NMIL	NewMil Bancorp, Inc.	6,340	6,340	1.37	1.37	1770	1770	0.38	0.38
NBSI	North Bancshares, Inc.	532	519	0.45	0.46	133	120	0.10	0.11
FFFD	North Central Bancshares, Inc.	5,039	5,040	2.83	2.83	1,424	1,424	0.81	0.81
NBN	Northeast Bancorp	3853	3497	1.31	1.44	928	836	0.32	0.35
NEIB	Northeast Indiana Bancorp, Inc.	1,738	1,745	1.16	1.16	324	331	0.22	0.22
NEPF	Northeast Pennsylvania Financial Corp.	5,296	5,252	1.19	1.20	1551	1548	0.36	0.36
NWSB	Northwest Bancorp, Inc. (MHC)	35,882	33,598	0.70	0.75	9737	9708	0.20	0.20
OCFC	OceanFirst Financial Corp.	19,830	20,119	1.42	1.40	5,136	5,183	0.37	0.37
ONFC	Oneida Financial Corp. (MHC)	2,978	2,841	0.57	0.60	706	704	0.14	0.14
OTFC	Oregon Trail Financial Corp.	5,167	5,603	1.79	1.66	1,327	1,327	0.44	0.44
PPBI	Pacific Premier Bancorp, Inc.	-4,153	-3,939	-3.19	-3.34	253	257	0.10	0.10
PBCI	Pamrapo Bancorp, Inc.	6,689	6,689	1.31	1.31	1,825	1,825	0.36	0.36
PFED	Park Bancorp, Inc.	1,907	1,686	1.45	1.64	653	596	0.51	0.56
PVSA	Parkvale Financial Corporation	10,430	7,732	1.34	1.81	443	899	0.14	0.07
PRTR	Partners Trust Financial Group, Inc. (MHC)	NA	NA	NA	NA	1,057	2448	0.19	0.08
PBHC	Pathfinder Bancorp, Inc. (MHC)	1794	1195	0.46	0.68	312	-60	-0.02	0.12
PFSB	PennFed Financial Services, Inc.	14,583	14,583	1.88	1.88	3855	3855	0.50	0.50
PFDC	Peoples Bancorp	5,225	5,194	1.49	1.50	1,253	1,253	0.36	0.36
PBCT	People's Bank (MHC)	42,900	38,605	0.64	0.70	12,300	12,300	0.20	0.20
PCBI	Peoples Community Bancorp, Inc.	2,851	1,743	0.74	1.19	918	788	0.32	0.37
PSFC	Peoples-Sidney Financial Corporation	651	651	0.48	0.48	174	174	0.13	0.13
PFB	PFF Bancorp, Inc.	36293	36446	2.76	2.75	8853	9006	0.69	0.68
PBNC	PFS Bancorp, Inc.	687	885	NA	NA	247	247	0.17	0.17
PHSB	PHSB Financial Corp.	2545	2513	NA	NA	725	696	0.22	0.23
PHFC	Pittsburgh Financial Corp.	663	681	0.5	0.48	254	254	0.19	0.19
PFSL	Pocahontas Bancorp, Inc.	4035	NA	NA	0.92	1272	1180	0.27	0.29
PORT	Port Financial Corp.	12,143	10415	1.96	2.28	2968	2968	0.58	0.58
PRBC	Prestige Bancorp, Inc.	-518	-176	-0.18	-0.52	-99	-47	-0.05	-0.10
PFNC	Progress Financial Corporation	3145	2126	0.34	0.52	907	678	0.10	0.13
PBCP	Provident Bancorp, Inc. (MHC)	9208	9251	1.19	1.18	2143	2296	0.29	0.27
PROV	Provident Financial Holdings, Inc.	9,109	8,755	1.61	1.68	2,428	2,174	0.40	0.45
PLSK	Pulaski Bancorp, Inc. (MHC)	1,617	1,733	0.91	0.85	444	476	0.25	0.23
PULB	Pulaski Financial Corp.	3,854	3,933	1.36	1.34	956	942	0.33	0.34
PVFC	PVF Capital Corp.	7,135	7,135	1.20	1.20	1763	1763	0.29	0.29
QCBC	Quaker City Bancorp, Inc.	21,191	21,539	3.22	3.17	5,951	5,951	0.88	0.88
RIVR	River Valley Bancorp	2,364	2,119	2.63	2.94	735	502	0.62	0.91
RVSB	Riverview Bancorp, Inc.	5,183	4,619	1.01	1.13	1072	1072	0.24	0.24
ROME	Rome Bancorp, Inc. (MHC)	2,372	2,254	0.77	0.81	713	623	0.22	0.25
RSLN	Roslyn Bancorp, Inc.	129,256	130,371	1.56	1.55	36741	36731	0.45	0.45
SCFS	Seacoast Financial Services Corporation	35,393	34,419	1.47	1.50	9,284	9,435	0.40	0.39
SFBI	Security Financial Bancorp, Inc.	1,034	1,219	0.71	0.59	317	317	0.19	0.19
SVBI	Severn Bancorp, Inc.	NA	NA	NA	NA	2178	2178	0.51	0.51

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income: Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
SKBO	Skibo Financial Corp. (MHC)	527	527	0.17	0.17	115	115	0.04	0.04
SOBI	Sobieski Bancorp, Inc.	250	84	0.14	0.39	-239	-334	-0.52	-0.37
SFFS	Sound Federal Bancorp (MHC)	6,756	6,756	1.43	1.43	2,161	2,161	0.46	0.46
SSFC	South Street Financial Corp.	1,324	1,328	0.47	0.47	380	377	0.13	0.13
SRN	Southern Banc Company, Inc. (The)	618	NA	NA	0.70	195	NA	NA	0.22
SMBC	Southern Missouri Bancorp, Inc.	2,309	2,308	1.90	1.90	654	654	0.54	0.54
SZB	SouthFirst Bancshares, Inc.	-448	-182	-0.17	-0.45	143	147	0.18	0.18
SOV	Sovereign Bancorp, Inc.	241,402	298,509	1.08	0.89	92,383	89,886	0.32	0.33
STFR	St. Francis Capital Corporation	21,453	21,193	2.18	2.21	5,064	5,440	0.56	0.52
SFFC	StateFed Financial Corporation	531	560	0.43	0.41	-56	-23	-0.02	-0.04
SIB	Staten Island Bancorp, Inc.	80,483	85,202	1.45	1.37	17,580	22,012	0.39	0.31
STSA	Sterling Financial Corporation	20,121	18,888	1.58	1.69	5,736	5,680	0.47	0.47
STBI	Sturgis Bancorp, Inc.	2713	2713	0.88	0.88	606	606	0.20	0.20
SUFI	Superior Financial Corp.	NA	NA	NA	NA	3,940	3,752	0.42	0.44
TSH	Teche Holding Co.	6,018	5,942	2.47	2.50	1,626	1,624	0.67	0.67
THRD	TF Financial Corporation	4,903	4,256	1.57	1.81	913	913	0.33	0.33
THTL	Thistle Group Holdings, Co.	3,694	4,188	0.68	0.60	1,135	1,254	0.21	0.19
TSBK	Timberland Bancorp, Inc.	6,159	6,168	1.52	1.52	1,797	1,796	0.45	0.45
TRYF	Troy Financial Corporation	12,416	12,352	1.30	1.30	3403	3361	0.36	0.36
UCBC	Union Community Bancorp	2,505	2,766	1.31	1.19	893	891	0.39	0.39
UFBS	Union Financial Bancshares, Incorporated	1,665	1,613	0.79	0.82	461	454	0.23	0.23
UCFC	United Community Financial Corp.	19,792	NA	NA	0.61	5,997	6,061	0.19	0.19
UPFC	United PanAm Financial Corp.	10,050	9,904	0.57	0.57	3024	3024	0.17	0.17
UTBI	United Tennessee Bankshares, Inc.	1,543	1,517	1.13	1.15	480	459	0.34	0.36
WRNB	Warren Bancorp, Inc.	6,397	6,397	0.84	0.84	1,533	1,533	0.20	0.20
WSBI	Warwick Community Bancorp, Inc.	8,628	8,353	1.78	1.83	2,522	1,991	0.42	0.53
WFSL	Washington Federal, Inc.	138,914	138082	2.16	2.17	35,883	35883	0.56	0.56
WM	Washington Mutual, Inc.	3,608,300	2,824,785	2.99	3.90	984,000	883,250	0.91	1.01
WSB	Washington Savings Bank, FSB	3,870	3,087	0.65	0.80	956	758	0.15	0.19
WAYN	Wayne Savings Bancshares, Inc. (MHC)	2,046	2,046	0.78	0.78	554	554	0.21	0.21
WYPT	Waypoint Financial Corp.	44,860	41,819	1.10	1.19	12765	10550	0.28	0.34
WCFB	Webster City Federal Bancorp (MHC)	1,357	1,359	0.72	0.72	371	371	0.20	0.20
WBST	Webster Financial Corporation	151,858	145,492	2.93	3.06	40721	40407	0.81	0.82
WEFC	Wells Financial Corp.	3,638	3,638	3.05	3.05	684	684	0.56	0.56
WEBK	West Essex Bancorp, Inc.(MHC)	3,223	3,223	0.67	0.67	856	856	0.18	0.18
WES	Westcorp	59,638	59,263	1.59	1.60	21708	21708	0.55	0.55
WOFC	Western Ohio Financial Corporation	2002	2001	1.15	1.15	632	614	0.35	0.36
WFD	Westfield Financial Inc. (MHC)	4760	4823	NA	NA	1028	1359	0.13	0.10
WGBC	Willow Grove Bancorp, Inc.	5,459	5,258	NA	NA	1,610	1,643	0.15	0.15
WFI	Winton Financial Corporation	4,923	4,545	0.99	1.08	1,365	1,358	0.30	0.30
WRO	Woronoco Bancorp Inc.	5,069	4,597	1.26	1.40	1,467	1067	0.29	0.40
WSFS	WSFS Financial Corporation	26,004	27,364	2.92	2.77	7,921	8,251	0.87	0.84
WVFC	WVS Financial Corp.	4,448	4,448	1.63	1.63	1133	1133	0.42	0.42
	Average	34,374	34,379	1.29	1.28	9,678	9,223	0.33	0.34

Ticker	Short Name	Income: Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ

Exhibit 7
Selected Financial Data

		Income							
Ticker	Short Name	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
	Comparable Thrift Data								
ABBK	Abington Bancorp, Inc.	4,521	5,543	1.69	1.36	1718	1684	0.50	0.51
BHL	Berkshire Hills Bancorp, Inc.	8,140	6,738	1.09	1.32	2138	2130	0.36	0.36
FBBC	First Bell Bancorp, Inc.	7,803	7,372	1.76	1.86	2493	2062	0.49	0.59
FMCO	FMS Financial Corporation	7,430	7,342	1.09	1.11	2337	2272	0.35	0.36
GAF	GA Financial, Inc.	5,163	4,934	0.96	1.01	1532	1318	0.26	0.30
MASB	MASSBANK Corp.	10,678	8,006	1.67	2.22	2702	2214	0.46	0.56
NMIL	NewMil Bancorp, Inc.	6,340	6,340	1.37	1.37	1770	1770	0.38	0.38
NEPF	Northeast Pennsylvania Financial Corp.	5,296	5,252	1.19	1.20	1551	1548	0.36	0.36
PFNC	Progress Financial Corporation	3,145	2,126	0.34	0.52	907	678	0.10	0.13
THRD	TF Financial Corporation	4,903	4,256	1.57	1.81	913	913	0.33	0.33
TRYF	Troy Financial Corporation	12,416	12,352	1.30	1.30	3403	3361	0.36	0.36
WSBI	Warwick Community Bancorp, Inc.	8,628	8,353	1.78	1.83	2522	1991	0.42	0.53
WRO	Woronoco Bancorp Inc.	5,069	4,597	1.26	1.40	1467	1067	0.29	0.40
	Average	6,887	6,401	1.31	1.41	1,958	1,770	0.36	0.40
	Median	6,340	6,340	1.30	1.36	1,770	1,770	0.36	0.36
	Maximum	12,416	12,352	1.78	2.22	3,403	3,361	0.50	0.59
	Minimum	3,145	2,126	0.34	0.52	907	678	0.10	0.13
	Sound Federal Bancorp (MHC)	6,756	6,756	1	1	2,161	2,161	0.46	0.46
	Variance to the Comparable Median	416	416	NM	NM	391	391	NM	NM

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
ABBK	Abington Bancorp, Inc.	19.350	61.91	9.49	14.23	11.45	9.68	136.75	143.55	7.73	2.070	29.41
ANA	Acadiana Bancshares, Inc.	23.900	27.88	11.49	11.66	12.38	14.94	100.55	100.55	8.91	2.510	29.27
AABC	Access Anytime Bancorp, Inc.	8.560	12.58	21.40	8.31	8.31	21.40	89.17	102.15	6.61	-	-
AFBC	Advance Financial Bancorp	18.350	17.11	9.36	9.87	11.40	9.36	97.40	97.40	8.31	2.620	23.66
AKPB	Alaska Pacific Bancshares Inc.	15.000	9.35	13.39	10.87	9.80	13.39	68.93	69.35	6.37	1.600	15.22
ALGC	Algiers Bancorp, Inc.	7.050	3.57	NM	NM	NM	NM	54.36	54.36	7.07	-	NM
ANE	Alliance Bancorp of New England, Inc.	15.350	39.70	11.99	13.46	11.81	13.23	171.32	171.70	9.77	1.950	23.93
AFBA	Allied First Bancorp, Inc.	11.340	6.90	35.44	NA	NA	35.44	69.57	69.57	8.14	-	NA
AMFC	AMB Financial Corp.	12.300	10.54	10.25	10.42	10.42	10.25	87.05	87.05	7.15	1.950	20.34
ASBI	Ameriana Bancorp	13.650	42.96	17.96	80.29	16.45	17.96	103.80	107.65	8.40	4.690	370.59
AMFH	American Financial Holdings, Inc.	31.430	671.36	17.46	22.13	23.99	19.64	158.42	204.62	24.28	2.290	48.59
ABCW	Anchor BanCorp Wisconsin Inc.	21.371	534.16	12.72	13.19	13.27	12.72	185.35	201.23	15.39	1.680	20.37
ASBP	ASB Financial Corp.	10.700	16.20	7.23	11.03	13.05	11.63	104.80	104.80	10.92	4.860	50.52
AF	Astoria Financial Corporation	29.050	2,575.40	9.95	11.05	11.05	9.95	168.11	191.24	11.73	2.750	26.43
BAFI	BancAffiliated, Inc.	11.530	3.05	6.13	NA	NA	6.13	63.35	63.35	6.38	-	NA
BBX	BankAtlantic Bancorp, Inc.	9.840	525.55	6.65	11.31	13.30	12.95	124.24	164.55	9.70	1.180	13.33
BNKP	BankPlus, FSB	18.000	20.29	18.00	18.37	18.37	18.00	114.65	114.65	6.90	-	-
BKUNA	BankUnited Financial Corporation	17.120	421.74	14.76	16.15	16.95	14.76	132.41	145.08	7.38	-	-
BYS	Bay State Bancorp, Inc.	18.150	88.44	11.94	14.18	14.64	11.94	147.80	147.80	16.44	1.620	19.01
BFSB	Bedford Bancshares, Inc.	15.500	31.13	10.76	10.99	11.07	10.76	130.03	130.03	12.68	3.100	32.62
BHL	Berkshire Hills Bancorp, Inc.	25.200	154.42	17.50	19.09	23.12	17.50	114.70	124.14	14.85	1.900	34.85
BFFC	Big Foot Financial Corporation	20.015	30.21	22.74	25.99	39.25	23.83	106.12	106.12	13.75	1.200	31.17
BFD	BostonFed Bancorp, Inc.	30.420	136.37	13.83	14.63	15.21	14.08	137.83	168.53	8.97	2.100	29.33
BYFC	Broadway Financial Corporation	16.550	14.97	11.82	15.47	15.47	11.82	102.54	102.54	8.35	1.210	18.69
BUCS	BUCS Financial Corp	20.500	7.49	13.49	15.53	16.02	15.07	80.65	84.33	8.10	-	-
CNY	Carver Bancorp, Inc.	10.750	24.90	7.68	6.11	7.79	7.68	70.08	70.77	5.63	0.470	2.84
CBES	CBES Bancorp, Inc.	18.000	15.76	NM	NM	NM	NM	111.25	111.25	13.96	1.780	NM
CECB	Cecil Bancorp, Inc.	19.000	12.10	15.32	14.73	14.73	15.32	96.25	114.87	9.79	2.110	31.01
CEBK	Central Bancorp, Inc.	32.000	53.12	12.70	15.69	14.75	12.70	133.72	141.84	11.04	1.250	19.61
CITZ	CFS Bancorp, Inc.	14.050	185.87	21.95	21.62	25.55	21.95	109.94	109.94	12.05	2.850	58.46
CFSL	Chesterfield Financial Corp.	18.200	74.41	23.95	21.93	21.93	23.95	96.96	NA	20.48	-	-
CTZN	Citizens First Bancorp, Inc.	19.050	163.34	14.01	15.12	15.24	14.43	119.21	119.21	18.18	1.680	19.05
CFSB	Citizens First Financial Corp.	20.110	29.71	11.69	13.87	13.68	11.17	94.37	94.37	8.59	1.390	17.93
CSFC	City Savings Financial Corp.	13.750	7.64	14.32	NA	NA	14.32	76.73	76.73	9.72	-	NA
CKFB	CKF Bancorp, Inc.	18.600	12.93	9.30	9.95	9.95	9.30	91.04	99.20	9.19	4.300	37.43
CLOV	Clover Leaf Financial Corp.	14.500	9.40	22.66	NA	NA	30.21	77.09	77.09	10.59	-	NA
CFCP	Coastal Financial Corporation	14.550	153.42	15.16	15.82	15.32	15.16	247.45	247.45	17.81	1.510	22.28
CDLC	Coddle Creek Financial Corp.	29.250	20.45	20.89	27.08	27.08	20.89	96.60	96.60	14.75	3.420	84.26
CFB	Commercial Federal Corporation	24.700	1,117.02	10.29	11.13	13.50	15.06	147.90	196.66	8.51	1.460	14.86
CFFC	Community Financial Corporation	12.500	28.16	9.47	10.78	10.78	9.47	103.56	103.82	10.22	2.880	27.59
CIBI	Community Investors Bancorp, Inc.	11.980	13.21	11.09	10.99	11.20	11.09	107.25	107.25	11.04	2.670	27.52
SBMC	Connecticut Bancshares, Inc.	36.790	413.92	16.42	NA	NA	16.72	164.83	187.70	16.72	1.520	NA
COOP	Cooperative Bankshares, Inc.	14.050	39.85	8.78	9.96	11.15	8.78	111.33	113.40	8.31	1.420	14.18

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

		Current Stock Price	Current Market Value	Current Price in Relation to							Current Dividend Yield	LTM Dividend Payout Ratio
				Earnings	LTM EPS	Price/ LTM Core EPS	Price/ Core	Book Value	Tangible Book Value	Assets		
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
CRZY	Crazy Woman Creek Bancorp Incorporated	13.450	10.91	84.06	61.14	61.14	84.06	79.40	80.88	14.44	3.570	218.18
DCOM	Dime Community Bancshares, Inc.	23.060	595.24	13.41	14.97	15.48	15.17	238.22	309.95	21.18	2.080	24.97
DFBS	DutchFork Bancshares, Inc.	26.010	29.12	12.50	12.69	17.82	20.98	87.69	87.69	12.03	-	-
ETFS	East Texas Financial Services, Inc.	11.950	13.89	6.79	7.71	9.26	7.11	73.27	82.76	6.34	1.670	12.90
EFC	EFC Bancorp, Inc.	16.750	77.80	11.63	12.32	12.32	11.63	107.65	107.65	10.62	3.160	37.87
ESBK	Elmira Savings Bank, FSB	25.200	24.02	10.33	10.50	11.67	13.13	118.20	122.57	8.53	2.860	27.27
EFBC	Empire Federal Bancorp, Inc.	14.031	21.15	50.11	66.81	NM	NM	74.32	74.32	9.92	3.280	219.05
ESBF	ESB Financial Corporation	13.240	96.94	10.34	11.61	10.85	7.70	109.88	122.48	7.43	3.020	35.09
EVRT	EverTrust Financial Group, Inc.	20.050	100.32	15.66	18.39	18.39	15.66	110.04	110.04	14.93	2.290	40.37
FCB	Falmouth Bancorp, Inc.	24.250	21.79	13.18	13.55	13.11	11.89	133.61	133.61	14.03	2.140	27.37
FNSW	Farnsworth Bancorp, Inc.	14.050	5.07	8.57	15.27	17.78	9.24	85.57	85.57	6.42	-	-
FFDF	FFD Financial Corporation	13.250	16.40	15.77	13.38	13.95	15.77	99.55	99.55	12.59	2.870	37.37
FFLC	FFLC Bancorp, Inc.	29.500	105.55	12.29	13.79	13.79	12.29	156.33	156.33	11.83	1.900	25.23
FFWC	FFW Corporation	15.800	21.60	9.63	10.75	11.62	11.29	96.11	NA	9.08	3.800	38.10
FSBI	Fidelity Bancorp, Inc.	18.550	42.90	9.09	10.08	10.36	8.92	106.85	114.72	7.09	2.590	23.32
FBCI	Fidelity Bancorp, Inc.	21.610	66.59	7.83	8.71	9.16	8.44	124.55	124.55	9.61	1.670	13.58
FFED	Fidelity Federal Bancorp	1.900	11.52	47.50	47.50	NM	NM	92.23	98.45	6.98	-	-
FBEI	First Bancorp of Indiana, Inc.	15.000	26.28	19.74	21.43	21.43	19.74	83.89	NA	14.39	2.270	38.57
FBSI	First Bancshares, Inc.	12.500	20.78	16.45	13.59	13.59	16.45	85.21	87.54	8.13	1.280	17.39
FBTC	First BancTrust Corporation	16.150	22.67	11.88	12.72	12.72	11.88	81.69	81.69	10.59	1.240	11.81
FBBC	First Bell Bancorp, Inc.	17.090	81.60	7.24	9.19	9.71	8.72	111.70	111.70	9.36	3.510	25.81
FESX	First Essex Bancorp, Inc.	33.220	254.07	12.98	14.14	14.14	12.98	187.79	212.68	14.96	2.650	36.60
FFBZ	First Federal Bancorp, Inc.	7.750	25.52	11.40	11.23	11.23	11.40	121.66	121.66	11.19	2.580	27.54
FFBH	First Federal Bancshares of Arkansas, Inc.	25.000	70.73	9.77	10.82	10.82	9.77	102.54	102.54	10.32	2.240	19.91
FFBI	First Federal Bancshares, Inc.	19.770	37.35	19.01	21.97	23.26	19.77	91.95	91.95	16.30	1.620	35.56
FTFC	First Federal Capital Corp	19.321	381.16	12.08	11.85	11.78	12.08	194.38	250.92	13.48	2.690	30.06
FFFB	First Federal Financial Bancorp, Incorporated	14.650	6.77	10.46	13.69	13.69	10.46	71.95	71.95	9.42	1.910	26.17
FFKY	First Federal Financial Corporation of Kentucky	22.070	82.31	11.74	11.15	11.15	11.74	140.39	163.85	12.12	3.260	36.36
FFOL	First Federal of Olathe Bancorp, Inc.	26.000	12.91	18.57	26.80	26.80	18.57	105.61	105.61	24.20	1.540	453.61
FFCH	First Financial Holdings, Inc.	30.420	406.55	14.91	15.44	15.76	16.18	244.14	261.34	17.93	2.240	33.76
FFHS	First Franklin Corporation	12.500	20.31	NM	46.30	24.04	31.25	91.71	91.71	7.30	2.400	111.11
FGHC	First Georgia Holding, Inc.	4.000	31.01	16.67	20.00	20.00	16.67	151.52	155.04	12.24	2.500	50.00
FFSL	First Independence Corporation	16.400	15.75	13.67	7.88	11.80	13.67	104.93	104.93	10.30	3.050	22.84
FKAN	First Kansas Financial Corporation	13.480	12.29	12.48	19.26	19.82	13.48	75.01	75.14	8.03	1.480	28.57
FKFS	First Keystone Financial, Inc.	15.700	31.43	10.90	11.98	11.98	11.21	99.05	99.05	6.12	2.290	26.72
CASH	First Midwest Financial, Inc.	14.210	34.94	16.92	18.95	19.47	17.76	79.43	86.07	5.97	3.660	69.33
FMSB	First Mutual Bancshares, Inc.	15.940	67.15	11.07	11.47	12.17	11.72	148.28	148.28	11.56	1.760	17.46
FNFI	First Niles Financial, Inc.	15.260	22.68	22.44	23.12	26.77	25.43	126.43	126.43	23.65	3.410	75.76
FPTB	First PacTrust Bancorp, Inc.	14.480	76.60	NA	NA	NA	NA	NA	NA	NA	-	NA
FPFC	First Place Financial Corp.	17.510	246.24	18.24	15.09	16.06	19.03	132.95	151.47	15.48	2.860	43.10
FSFF	First SecurityFed Financial, Inc.	21.709	87.66	10.44	NA	NA	10.64	107.90	108.06	19.64	2.400	NA
FBNW	FirstBank NW Corp.	19.320	27.45	10.28	10.92	10.98	10.28	89.65	89.65	8.94	2.480	25.99
FAB	FIRSTFED AMERICA BANCORP, INC.	25.090	210.33	11.40	11.95	12.30	14.59	118.07	177.69	8.44	2.390	26.67

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FED	FirstFed Financial Corp.	27.150	468.96	9.70	9.59	9.59	9.70	133.88	137.96	10.64	-	-
FFIC	Flushing Financial Corporation	18.100	237.31	26.62	16.02	13.21	11.04	179.92	185.45	15.39	1.990	30.09
FMCO	FMS Financial Corporation	11.058	71.48	7.68	9.96	10.14	7.90	132.59	132.59	6.81	1.090	10.81
FPBF	FPB Financial Corp.	18.100	5.79	12.57	10.90	10.90	12.57	80.12	80.12	7.78	1.660	18.07
FKKY	Frankfort First Bancorp, Inc.	18.300	22.80	21.79	17.60	17.60	21.79	126.21	126.21	16.18	6.120	107.69
FFHH	FSF Financial Corp.	20.274	46.62	8.31	8.48	8.48	8.31	100.37	113.64	9.11	4.930	37.66
GAF	GA Financial, Inc.	19.150	101.37	15.96	18.96	19.95	18.41	102.79	103.07	11.80	3.760	71.29
GUPB	GFSB Bancorp, Inc.	15.270	17.56	10.32	9.73	9.79	10.32	110.17	110.17	8.64	2.620	24.20
GLBP	Globe Bancorp, Inc.	14.500	4.41	17.26	NA	NA	18.13	75.01	75.01	13.18	-	NA
GCFC	Grand Central Financial Corp.	10.300	17.34	28.61	24.52	24.52	28.61	97.82	97.82	14.95	3.500	83.33
GTPS	Great American Bancorp, Inc.	24.500	20.46	12.01	14.00	14.00	12.01	109.72	112.59	12.56	1.800	25.14
PEDE	Great Pee Dee Bancorp, Inc.	12.550	22.16	16.51	16.96	18.46	15.69	87.03	92.96	17.81	3.980	64.50
GPT	GreenPoint Financial Corporation	48.700	4,834.32	9.02	NM	9.57	9.22	238.14	302.67	24.08	2.050	NM
GSLA	GS Financial Corp.	18.150	29.25	18.15	18.52	18.91	18.91	82.16	82.16	15.05	1.980	36.73
HARL	Harleysville Savings Financial Corporation	20.250	46.91	9.93	10.77	10.77	9.93	124.16	124.16	7.59	2.770	27.66
HFFB	Harrodsburg First Financial Bancorp, Inc.	11.450	15.35	22.02	24.89	24.89	22.02	64.07	65.13	10.75	5.240	130.43
HCBB	HCB Bancshares, Inc.	15.590	23.95	14.44	21.07	21.07	14.44	91.33	91.76	9.86	2.050	35.14
HMLK	Hemlock Federal Financial Corp.	27.250	26.52	12.17	12.62	15.22	13.90	128.42	138.11	8.85	2.200	26.85
HRGB	Heritage Bancshares, Inc.	12.500	5.94	52.08	NA	NA	52.08	76.36	76.36	13.45	-	NA
HFFC	HF Financial Corp.	12.003	39.94	NM	13.49	8.96	7.90	80.88	90.52	5.53	3.830	49.44
HCBC	High Country Bancorp, Inc.	19.510	17.66	11.90	10.90	10.90	11.90	111.87	111.87	10.37	2.560	27.93
HIFS	Hingham Institution for Savings	29.210	60.17	10.14	11.02	11.02	10.14	167.30	167.30	14.89	2.190	29.43
HMNF	HMN Financial, Inc.	18.450	81.68	14.41	12.64	12.14	14.41	110.41	117.44	11.74	3.900	41.10
HBBI	Home Building Bancorp, Inc.	17.900	5.09	10.65	11.19	11.40	10.65	75.02	75.02	10.13	1.790	20.00
HCFC	Home City Financial Corporation	11.310	8.87	15.71	16.88	53.86	NM	76.68	79.15	6.07	3.890	65.67
HWEN	Home Financial Bancorp	3.900	5.29	10.83	10.00	9.51	8.86	82.80	82.80	7.92	3.080	30.77
HLFC	Home Loan Financial Corporation	12.850	20.93	13.97	12.98	12.98	13.97	105.16	105.16	16.02	4.200	47.47
HFBC	HopFed Bancorp, Inc.	12.410	45.05	9.13	15.71	11.82	9.70	100.32	100.32	14.90	3.550	55.70
HRZB	Horizon Financial Corp.	12.550	134.17	12.07	12.81	12.81	12.07	131.55	132.24	17.14	3.510	40.61
HZFS	Horizon Financial Services Corporation	10.300	7.76	9.20	7.25	7.98	8.31	82.53	82.53	8.77	1.940	12.68
HRBT	Hudson River Bancorp, Inc.	26.240	398.66	14.58	17.49	17.49	14.58	152.38	214.73	15.83	1.830	25.33
IBLB	IBL Bancorp Inc.	23.000	4.85	33.82	17.04	17.04	33.82	115.06	115.06	14.74	1.000	16.48
ICBC	Independence Community Bank Corp.	29.600	1,702.84	12.98	14.87	15.03	12.98	187.70	237.56	21.40	1.760	16.58
IFSB	Independence Federal Savings Bank	11.570	16.33	8.03	NM	26.91	11.13	71.51	71.51	6.22	-	NM
IDVB	Indian Village Bancorp Inc.	15.000	6.03	NM	24.19	39.47	NM	66.96	66.96	7.07	2.000	54.84
KNK	Kankakee Bancorp, Inc.	38.190	44.94	12.40	12.65	13.59	12.40	110.22	123.27	8.33	1.570	16.89
KYF	Kentucky First Bancorp, Inc.	14.450	12.93	12.90	14.03	14.03	12.90	102.70	102.70	16.78	4.430	60.19
KFBI	Klamath First Bancorp, Inc.	15.390	104.54	12.83	19.00	23.68	14.80	84.19	131.76	7.13	3.380	64.20
KSAV	KS Bancorp, Inc.	16.750	19.12	12.32	12.32	14.44	12.32	111.15	111.15	10.79	3.820	47.06
LARL	Laurel Capital Group, Inc.	19.650	37.00	12.93	13.01	13.19	12.93	139.36	139.36	13.30	3.870	47.68
LWFH	Lawrence Financial Holdings, Inc.	15.850	11.18	13.66	20.06	20.86	14.15	76.98	76.98	8.32	1.770	26.58
LNXC	Lenox Bancorp, Incorporated	9.750	3.58	NM	NM	NA	NA	63.60	63.60	5.89	-	NM
LXMO	Lexington B&L Financial Corp.	15.550	11.77	12.15	14.01	14.14	12.15	79.34	83.74	9.00	1.930	27.03

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
LNCB	Lincoln Bancorp	18.650	92.72	22.20	21.19	21.19	22.20	109.00	112.08	18.26	2.140	44.32
LOGN	Logansport Financial Corp.	17.250	15.74	11.35	12.59	12.68	11.66	100.35	100.35	10.68	3.010	18.25
LSBX	LSB Corporation	12.900	56.58	17.92	17.20	17.43	17.92	103.20	103.20	12.65	3.410	56.00
LSBI	LSB Financial Corp.	18.750	25.86	8.84	10.25	10.25	8.84	101.68	101.68	8.60	2.350	22.95
MAFB	MAF Bancorp, Inc.	34.940	811.63	12.85	12.75	12.94	13.23	173.57	222.41	14.06	1.720	19.71
MAFN	Massachusetts Fincorp, Inc.	29.600	15.57	16.44	15.58	14.37	10.88	149.19	149.19	12.78	-	-
MASB	MASSBANK Corp.	31.550	147.47	14.08	14.21	18.89	17.15	127.22	128.41	14.85	2.790	38.74
MFLR	Mayflower Co-operative Bank	14.810	20.04	14.24	14.10	14.66	14.81	132.47	133.54	10.83	4.050	57.14
MDBK	Medford Bancorp, Inc.	34.960	272.75	23.00	19.53	20.44	19.42	227.90	230.30	18.85	1.720	32.40
MFBC	MFB Corp.	23.300	30.99	NM	62.97	29.87	NM	92.75	92.75	7.37	1.800	110.81
MIVI	Mississippi View Holding Company	17.000	7.94	23.61	14.17	14.17	23.61	80.61	80.61	11.21	0.940	13.33
MCBF	Monarch Community Bancorp, Inc.	11.300	26.15	NA	NA	NA	NA	NA	NA	NA	-	NA
MBBC	Monterey Bay Bancorp, Inc.	18.300	63.79	12.04	13.36	13.76	12.04	119.30	122.00	11.35	-	-
MSBF	MSB Financial, Inc.	15.989	19.85	19.99	13.67	12.89	18.17	123.66	139.89	18.36	2.750	34.62
MTUC	Mutual Community Savings Bank, Inc., SSB	10.110	3.66	36.11	19.44	25.28	36.11	42.23	46.94	5.03	2.670	51.92
MFSF	MutualFirst Financial, Inc.	17.950	108.42	13.20	13.81	13.91	13.20	106.21	107.23	13.96	2.010	26.15
MYST	Mystic Financial, Inc.	17.500	25.65	15.63	16.20	NA	NA	99.66	99.66	7.19	2.060	30.56
NHTB	New Hampshire Thrift Bancshares, Inc.	18.505	36.06	10.51	10.51	10.64	10.76	117.79	191.37	7.39	3.460	36.36
NYCB	New York Community Bancorp, Inc.	29.300	3,149.58	12.85	17.76	17.34	13.82	253.02	574.51	30.89	2.730	39.59
NMIL	NewMil Bancorp, Inc.	19.800	85.96	13.03	14.45	14.45	13.03	161.37	194.88	13.23	2.530	34.31
NBSI	North Bancshares, Inc.	13.410	15.53	30.48	29.15	29.80	33.53	113.36	113.36	10.84	3.280	95.65
NBN	Northeast Bancorp	14.250	37.73	10.18	9.90	10.88	11.13	108.61	NA	8.53	2.250	17.36
NEIB	Northeast Indiana Bancorp, Inc.	15.260	23.61	17.34	13.16	13.16	17.34	89.03	89.03	10.50	3.150	40.52
NEPF	Northeast Pennsylvania Financial Corp.	15.970	66.31	11.09	13.31	13.42	11.09	91.36	111.52	8.08	3.010	35.00
OCFC	OceanFirst Financial Corp.	23.210	329.86	15.68	16.58	16.35	15.68	230.03	232.57	19.34	3.100	44.76
OTFC	Oregon Trail Financial Corp.	21.460	66.30	12.19	12.93	11.99	12.19	110.90	NA	16.09	1.860	24.10
PBCI	Pamrapo Bancorp, Inc.	15.500	79.58	10.76	11.83	11.83	10.76	162.13	162.13	14.06	4.840	56.11
PFED	Park Bancorp, Inc.	22.300	27.56	9.96	13.60	15.38	10.93	96.37	96.37	11.22	2.150	29.27
PVSA	Parkvale Financial Corporation	24.900	141.94	88.93	13.76	18.58	44.46	145.70	165.78	8.70	2.890	39.78
PFSB	PennFed Financial Services, Inc.	27.350	200.96	13.68	14.55	14.55	13.68	163.48	170.72	10.62	1.460	12.23
PFDC	Peoples Bancorp	17.600	60.81	12.22	11.73	11.81	12.22	101.03	106.54	12.47	3.640	40.00
PBKO	Peoples Bankcorp, Inc.	21.000	2.80	25.00	16.15	21.00	25.00	85.54	85.54	9.73	0.240	3.85
PCBI	Peoples Community Bancorp, Inc.	22.390	56.26	15.13	18.82	30.26	17.49	135.21	153.67	10.03	-	-
PSFC	Peoples-Sidney Financial Corporation	11.750	17.20	22.60	24.48	24.48	22.60	101.47	101.47	12.55	3.060	70.83
PFOH	Perpetual Federal Savings Bank	19.000	46.51	11.05	10.67	10.67	11.05	98.75	98.75	15.45	3.680	48.31
PFB	PFF Bancorp, Inc.	33.000	431.06	12.13	12.00	11.96	11.96	146.08	146.73	14.53	0.970	10.91
PBNC	PFS Bancorp, Inc.	15.820	24.54	23.26	NA	NA	23.26	86.97	86.97	20.18	1.260	NA
PFSI	PFSB Bancorp Inc.	21.300	8.91	177.50	44.38	47.33	177.50	96.55	96.55	12.44	1.410	62.50
PHFC	Pittsburgh Financial Corp.	12.000	16.90	15.79	25.00	24.00	15.79	74.53	75.14	4.15	3.000	75.00
PORT	Port Financial Corp.	38.750	205.57	16.70	17.00	19.77	16.70	168.92	168.92	15.57	1.550	17.11
PRBC	Prestige Bancorp, Inc.	13.680	14.49	NM	NM	NM	NM	123.80	123.80	7.62	-	NM
PFNC	Progress Financial Corporation	9.650	65.78	18.56	18.56	28.38	24.13	103.43	106.39	7.45	2.070	-

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PROV	Provident Financial Holdings, Inc.	23.000	125.65	12.78	13.69	14.29	14.38	121.95	121.95	12.48	0.870	-
QCBC	Quaker City Bancorp, Inc.	37.200	245.89	10.57	11.74	11.55	10.57	191.36	192.15	16.53	-	-
RSVB	Reserve Bancorp, Inc.	12.500	9.47	15.63	NA	NA	18.38	77.83	77.83	15.62	-	NA
RIVR	River Valley Bancorp	26.660	21.61	7.32	9.07	10.14	10.75	112.58	112.77	10.61	3.000	21.26
RSLN	Roslyn Bancorp, Inc.	20.980	1,755.69	11.66	13.54	13.45	11.66	307.17	307.62	17.76	2.570	31.72
SCFS	Seacoast Financial Services Corporation	21.921	525.96	14.05	14.61	14.91	13.70	166.95	188.32	14.60	2.010	25.33
SFBI	Security Financial Bancorp, Inc.	20.400	38.05	26.84	34.58	28.73	26.84	104.99	104.99	19.01	-	-
SFBK	SFB Bancorp, Inc.	15.750	9.12	12.30	13.70	13.70	12.30	76.12	76.12	15.87	1.270	39.13
SFSH	SFSB Holding Company	15.870	7.85	44.08	54.72	NM	44.08	110.52	110.52	14.68	2.520	310.34
SVBC	Sistersville Bancorp, Inc.	16.900	7.78	23.47	24.14	28.17	23.47	84.97	84.97	17.60	2.600	60.00
SOBI	Sobieski Bancorp, Inc.	12.000	8.06	NM	30.77	85.71	NM	61.44	61.44	5.87	2.830	82.05
SSFC	South Street Financial Corp.	7.250	22.47	13.94	15.43	15.43	13.94	93.43	93.43	10.56	5.520	85.11
SRN	Southern Banc Company, Inc. (The)	11.710	11.79	13.31	16.73	NA	NA	67.61	67.73	10.98	2.990	50.00
SMBC	Southern Missouri Bancorp, Inc.	18.250	22.09	8.45	9.61	9.61	8.45	89.72	104.05	8.29	3.070	26.32
SZB	SouthFirst Bancshares, Inc.	12.150	9.97	16.88	NM	NM	16.88	72.02	74.86	7.11	4.940	NM
SOV	Sovereign Bancorp, Inc.	14.990	3,911.52	11.36	16.84	13.88	11.71	153.90	345.39	10.38	0.670	11.24
STFR	St. Francis Capital Corporation	23.380	218.62	11.24	10.58	10.72	10.44	131.79	142.74	9.73	2.570	24.89
SFFC	StateFed Financial Corporation	9.500	12.15	NM	23.17	22.09	NM	85.59	85.59	12.62	4.210	97.56
SIB	Staten Island Bancorp, Inc.	19.060	1,150.79	15.37	13.91	13.14	12.22	208.31	231.31	18.01	2.520	27.74
SELO	Steelton Bancorp, Incorporated	17.900	5.38	NM	54.24	35.10	55.94	92.89	92.89	9.20	1.010	53.24
TSH	Teche Holding Co.	24.750	58.72	9.24	9.90	10.02	9.24	107.00	107.00	11.52	2.020	20.00
THRD	TF Financial Corporation	21.000	57.19	15.91	11.60	13.38	15.91	85.50	92.76	7.85	2.860	33.15
TSBK	Timberland Bancorp, Inc.	17.060	75.59	9.48	11.22	11.22	9.48	101.73	101.73	18.21	2.810	28.95
TRYF	Troy Financial Corporation	28.500	283.62	19.79	21.92	21.92	19.79	174.63	216.24	24.81	1.960	34.14
UCBC	Union Community Bancorp	15.140	36.84	9.71	12.72	11.56	9.71	94.98	102.44	13.64	3.170	44.54
UCFC	United Community Financial Corp.	8.900	314.73	11.71	14.59	NA	11.71	117.88	138.41	15.68	3.370	49.18
UTBI	United Tennessee Bankshares, Inc.	10.941	14.36	7.60	9.51	9.68	8.04	96.31	102.64	13.03	2.740	26.09
WRNB	Warren Bancorp, Inc.	15.640	116.46	19.55	18.62	18.62	19.55	261.98	261.98	25.31	3.070	55.36
WSBI	Warwick Community Bancorp, Inc.	26.950	134.19	12.71	14.73	15.14	16.04	165.24	170.89	16.63	1.480	16.26
WFSL	Washington Federal, Inc.	24.010	1,523.11	10.72	11.06	11.12	10.72	163.44	169.92	21.45	3.830	40.85
WM	Washington Mutual, Inc.	36.900	35,697.04	9.13	9.46	12.34	10.14	180.18	270.73	13.76	2.930	25.13
WBST	Webster Financial Corporation	36.529	1,751.83	11.14	11.94	12.47	11.27	165.74	230.90	14.16	2.080	22.88
WEFC	Wells Financial Corp.	20.480	24.56	9.14	6.71	6.71	9.14	97.29	97.29	10.84	3.520	22.30
WTWN	West Town Bancorp, Incorporated	11.900	2.44	8.50	12.27	12.27	8.50	56.34	56.34	4.22	-	-
WOFC	Western Ohio Financial Corporation	20.020	35.15	13.90	17.41	17.41	14.30	82.69	82.69	10.14	5.000	86.96
WFI	Winton Financial Corporation	9.950	44.42	8.29	9.21	10.05	8.29	112.94	113.45	9.01	3.720	33.33
WRO	Woronoco Bancorp Inc.	20.650	76.28	12.91	14.75	16.39	17.80	104.77	107.61	10.78	2.320	28.93
WSFS	WSFS Financial Corporation	26.080	237.01	7.76	9.42	8.93	7.49	205.84	207.64	12.19	0.770	6.14
WVFC	WVS Financial Corp.	15.900	42.58	9.46	9.75	9.75	9.46	140.71	140.71	10.52	4.030	39.26
WPBC	Wyman Park Bancorporation, Inc.	14.150	11.64	19.65	23.20	26.70	25.27	128.17	128.17	16.64	-	-
EQSB	Equitable Bank	26.500	34.86	10.52	10.91	10.91	10.52	116.89	116.89	7.31	-	-
MCPH	Midland Capital Holdings Corporation	21.550	7.84	7.70	9.13	9.13	7.70	75.46	75.46	5.21	2.780	19.49
PVFC	PVF Capital Corp.	10.870	63.77	8.49	8.98	9.06	9.37	122.27	122.27	9.11	2.480	21.78

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
BKMD	American Bank	6.750	14.01	9.93	15.00	13.50	9.93	95.74	95.74	8.51	2.370	25.80
BRBI	Blue River Bancshares, Inc.	4.300	6.66	NM	NM	NM	NM	66.77	88.30	5.82	-	NM
CAFI	Camco Financial Corporation	14.000	110.44	11.29	11.02	11.20	11.29	113.45	116.96	10.32	3.710	38.98
	Chevy Chase Bank, FSB	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
CBSA	Coastal Bancorp, Inc.	29.930	156.43	11.34	11.09	11.17	11.34	137.42	166.28	6.33	1.600	17.78
DSL	Downey Financial Corp.	37.650	1,063.05	13.07	8.96	8.99	13.07	135.04	135.53	9.55	0.960	8.57
ESDF	East Side Financial, Incorporated	30.500	8.93	12.10	12.87	16.94	12.92	69.83	69.83	10.51	0.980	16.88
EBDC	Ebank.com Inc.	1.500	2.56	NM	NM	NM	NM	214.29	NM	2.78	-	NM
FDTR	Federal Trust Corporation	4.000	26.37	12.50	12.12	12.50	12.50	110.80	110.80	6.84	-	-
FCPB	First Capital Bancshares, Inc.	5.550	3.13	NM	NM	NM	NM	82.84	82.84	9.28	-	NM
FBC	Flagstar Bancorp, Inc.	22.140	648.32	6.51	6.42	6.85	8.65	188.27	188.27	9.54	1.080	4.25
GSB	Golden State Bancorp Inc.	33.370	4,583.08	14.64	11.51	11.59	14.64	175.82	225.93	8.77	1.200	13.79
GDW	Golden West Financial Corporation	65.940	10,191.45	11.45	11.63	12.08	11.69	219.51	219.51	16.40	0.440	4.94
GAFC	Greater Atlantic Financial Corp.	6.300	18.98	26.25	31.50	52.50	39.38	92.65	98.90	3.81	-	-
HTHR	Hawthorne Financial Corporation	27.240	168.31	9.87	9.73	9.63	9.87	167.53	167.53	8.42	-	-
HFSK	HFS Bank, FSB	10.630	19.71	9.49	10.85	10.74	9.49	109.47	109.47	8.87	3.570	36.73
NDE	IndyMac Bancorp Inc.	22.450	1,285.40	10.02	9.89	10.25	10.59	149.07	155.15	17.89	-	-
ITLA	ITLA Capital Corporation	29.890	172.95	9.96	10.49	10.49	9.96	118.47	120.38	12.01	-	-
MTXC	Matrix Bancorp, Inc.	10.200	65.83	18.21	8.43	NA	NA	89.55	89.55	4.06	-	-
METF	Metropolitan Financial Corp.	3.160	51.02	NM	NM	NM	NM	93.77	98.44	3.36	-	NM
NASB	NASB Financial, Inc.	20.740	174.64	11.78	9.56	11.09	11.78	168.62	170.42	18.73	2.890	25.35
NTBK	NetBank, Inc.	11.600	577.43	NM	NM	NM	NM	149.87	168.36	16.08	-	NM
	New South Bancshares, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
NTNY	Nittany Financial Corp.	14.500	16.43	25.89	32.22	32.95	25.89	176.61	192.56	10.61	-	-
NLVS	Northern Savings & Loan Company	41.000	45.60	12.97	13.62	13.62	12.97	114.75	114.75	14.42	2.440	53.79
NWIN	NorthWest Indiana Bancorp	23.500	64.34	11.99	12.57	12.84	11.99	171.41	171.41	13.95	4.770	57.75
PPBI	Pacific Premier Bancorp, Inc.	6.460	8.61	16.15	NM	NM	16.15	175.54	175.54	3.50	-	NM
POHF	Peoples Ohio Financial Corp.	3.250	24.18	9.03	9.56	9.56	9.03	107.62	107.62	11.04	2.150	19.12
SFDL	Security Federal Corporation	34.440	57.62	20.50	21.94	22.08	20.50	208.85	209.36	14.98	0.230	5.10
SVBI	Severn Bancorp, Inc.	15.500	63.49	7.60	NA	NA	7.60	165.60	167.03	15.61	1.550	NA
STSA	Sterling Financial Corporation	19.180	229.02	10.20	11.35	12.14	10.20	122.56	160.23	7.41	-	-
STBI	Sturgis Bancorp, Inc.	10.600	31.27	13.25	12.05	12.05	13.25	111.93	136.95	10.42	2.640	31.82
SUFI	Superior Financial Corp.	19.310	165.65	10.97	NA	NA	11.49	128.73	228.25	9.72	2.070	NA
UMBR	Umbrella Bancorp, Incorporated	5.750	9.91	NM	NM	NM	NM	106.09	106.09	2.17	3.480	NM
UFBS	Union Financial Bancshares, Incorporated	13.550	26.50	14.73	16.52	17.15	14.73	100.74	129.29	8.59	2.950	60.98
UPFC	United PanAm Financial Corp.	6.750	105.11	9.93	11.84	11.84	9.93	129.81	129.81	13.19	-	-
USAB	USABancShares.com, Inc.	0.500	2.78	NM	NM	NM	NM	238.10	250.00	1.20	-	NM
WSB	Washington Savings Bank, FSB	8.400	38.39	8.08	9.03	12.92	14.00	123.17	123.17	13.24	1.430	13.75
WES	Westcorp	20.350	797.55	9.25	12.72	12.80	9.25	132.49	132.57	7.06	2.360	35.63
	All Fully Converted Average		386.40	15.72	16.16	16.19	15.90	119.92	129.92	11.60	2.06	37.39
	All Fully Converted Median		34.94	12.50	13.55	13.45	12.91	109.72	111.70	10.64	2.08	27.53

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Mutual Holding Companies											
ASFE	AF Bankshares, Inc. (MHC)	14.000	14.69	38.89	NM	NM	38.89	116.09	133.59	8.49	1.430	NM
AJSB	AJS Bancorp, Inc. (MHC)	14.600	35.14	16.59	NA	NA	16.59	108.47	108.47	16.48	-	NA
ALMG	Alamogordo Financial Corp. (MHC)	24.250	31.34	31.91	44.09	44.09	31.91	113.58	113.58	19.60	2.800	116.36
ALPN	Alpena Bancshares, Inc. (MHC)	14.000	23.02	38.89	26.92	25.93	38.89	109.55	119.86	9.78	3.570	96.15
BKMU	Bank Mutual Corporation (MHC)	21.000	461.23	16.41	19.09	19.09	16.41	147.06	180.57	16.07	1.710	27.27
BCSB	BCSB Bankcorp, Inc. (MHC)	12.800	75.17	40.00	64.00	64.00	40.00	169.76	169.76	16.84	3.910	250.00
CFFN	Capitol Federal Financial (MHC)	23.970	1,762.98	20.66	21.40	21.40	20.66	175.35	175.35	20.21	3.340	62.50
CHFN	Charter Financial Corp. (MHC)	29.630	587.34	NM	NA	NA	123.46	223.96	223.96	57.78	1.350	NA
CSBC	Citizens South Banking, Corp. (MHC)	22.200	93.45	20.56	33.13	30.83	20.56	214.08	265.55	21.27	1.440	46.27
EBMT	Eagle Bancorp (MHC)	20.500	24.77	11.92	12.42	12.50	11.92	114.14	114.14	13.42	2.540	24.24
EKAB	Eureka Bank (MHC)	18.000	22.31	26.47	27.69	27.69	26.47	116.88	116.88	28.84	3.330	118.46
FNFG	First Niagara Financial Group, Inc. (MHC)	31.000	805.34	27.68	29.81	29.81	29.81	283.88	403.65	27.82	1.420	38.46
GOV	Gouverneur Bancorp Inc. (MHC)	10.200	23.22	28.33	28.33	30.91	28.33	135.10	135.10	27.98	2.350	52.78
ALLB	Greater Delaware Valley Savings Bank (MHC)	22.320	76.81	42.92	38.48	37.83	39.86	216.07	216.07	20.71	1.610	62.07
GCBC	Greene County Bancorp Inc. (MHC)	18.400	37.26	20.00	22.44	22.72	20.91	137.62	137.62	16.92	3.480	64.63
HCBK	Hudson City Bancorp, Inc. (MHC)	17.840	3,451.35	17.84	20.99	20.99	17.84	257.43	257.43	26.95	2.020	33.53
JXSB	Jacksonville Bancorp, Inc. (MHC)	10.550	20.14	14.65	NM	13.19	17.58	101.44	120.99	8.24	2.840	NM
JFSZ	Jefferson FS&LA of Morristown (MHC)	30.000	55.93	19.23	25.42	26.55	21.43	177.73	177.73	20.78	1.670	59.32
LFED	Leeds Federal Bankshares, Inc. (MHC)	31.889	144.72	49.83	61.33	63.78	66.44	277.78	277.78	33.04	1.880	120.00
LIBB	Liberty Bancorp, Inc. (MHC)	26.190	85.56	93.54	63.88	56.93	46.77	259.82	259.82	23.71	0.460	29.27
LBTM	Liberty Savings Bank, FSB (MHC)	17.000	22.80	22.37	62.96	141.67	28.33	115.25	115.25	12.47	4.710	296.30
MSVB	Mid-Southern Savings Bank, FSB (MHC)	12.500	18.14	20.83	21.93	21.93	20.83	133.69	133.69	15.73	4.000	87.72
MDNB	Minden Bancorp, Inc. (MHC)	11.430	16.63	NA	NA	NA	NA	NA	NA	NA	-	NA
NEBS	New England Bancshares, Inc. (MHC)	12.250	25.11	NA	NA	NA	NA	111.16	NA	16.99	-	NA
NWSB	Northwest Bancorp, Inc. (MHC)	13.500	641.92	16.88	18.00	19.29	16.88	205.48	261.12	14.92	2.370	32.00
ONFC	Oneida Financial Corp. (MHC)	18.500	89.90	33.04	30.83	32.46	33.04	192.71	250.68	22.41	2.810	82.22
OCSB	Oswego County Bancorp, Inc. (MHC)	11.600	29.67	29.00	25.78	25.78	29.00	179.29	182.97	17.11	1.720	34.82
PRTR	Partners Trust Financial Group, Inc. (MHC)	14.250	202.59	44.53	NA	NA	18.75	124.13	124.13	19.53	1.400	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	11.500	29.96	23.96	16.91	25.00	NM	128.78	142.33	11.62	2.430	41.18
PBCT	People's Bank (MHC)	23.220	1,432.73	29.03	33.17	36.28	29.03	150.29	170.86	12.13	6.200	197.14
PBCP	Provident Bancorp, Inc. (MHC)	28.750	231.02	26.62	24.36	24.16	24.78	213.28	246.78	22.20	1.670	30.51
PLSK	Pulaski Bancorp, Inc. (MHC)	32.620	62.66	35.46	38.38	35.85	32.62	240.56	240.56	26.65	1.230	47.06
ROEB	Roebling Financial Corp, Inc. (MHC)	17.100	7.28	11.25	12.86	12.86	11.25	111.26	111.26	9.25	-	-
ROME	Rome Bancorp, Inc. (MHC)	24.450	67.86	24.45	30.19	31.75	27.78	196.07	196.07	28.54	1.470	39.51
SERC	Service Bancorp Inc. (MHC)	16.100	26.76	16.10	19.88	16.43	16.77	126.27	126.27	9.66	-	-
SKBO	Skibo Financial Corp. (MHC)	12.650	39.73	79.06	74.41	74.41	79.06	164.29	164.29	25.46	3.790	576.47
SFFS	Sound Federal Bancorp (MHC)	27.100	129.49	14.73	18.95	18.95	14.73	202.84	259.58	19.88	1.330	19.58
WAKE	Wake Forest Bancshares, Inc. (MHC)	15.250	17.52	15.25	17.33	20.89	18.15	119.14	119.14	18.87	3.150	54.55
WAYN	Wayne Savings Bancshares, Inc. (MHC)	18.060	46.45	21.50	23.15	23.15	21.50	175.85	175.85	13.88	3.770	87.18
WCFB	Webster City Federal Bancorp (MHC)	17.950	33.90	22.44	24.93	24.93	22.44	154.48	154.48	33.84	5.570	131.94

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
WEBK	West Essex Bancorp, Inc.(MHC)	23.200	112.41	32.22	34.63	34.63	32.22	221.16	235.77	28.80	2.410	79.10
WFSM	Westborough Financial Services, Inc. (MHC)	21.850	34.56	42.02	25.11	26.98	42.02	126.08	126.08	14.57	0.920	22.99
WFD	Westfield Financial Inc. (MHC)	15.250	156.40	38.13	NA	NA	29.33	125.51	125.51	20.03	1.310	NA
	All MHC's Average	19.289	262.96	29.38	31.23	33.21	30.58	166.03	179.77	20.23	2.219	87.47
	All MHC's Median	18.000	46.45	25.46	25.78	26.24	27.13	152.39	169.76	19.57	1.880	54.55

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Second Step Conversions											
BRKL	Brookline Bancorp, Inc.	12.431	729.09	NA	NA	NA	NA	NA	NA	NA	2.740	NA
CMSB	Commonwealth Bancorp, Inc.	30.270	294.62	14.84	17.50	17.50	14.84	204.80	242.74	16.76	2.250	35.84
FFFL	Fidelity Bankshares, Inc.	21.000	331.85	19.44	22.83	23.60	19.44	184.05	186.34	14.09	1.900	43.48
FLBC	Finger Lakes Bancorp, Inc.	19.670	62.43	21.38	24.59	28.93	28.93	168.12	168.12	16.10	1.220	30.00
FCAP	First Capital, Inc.	18.000	45.77	14.52	14.17	14.17	14.52	131.39	131.77	15.74	2.890	40.16
FDEF	First Defiance Financial Corp.	18.600	126.79	3.58	6.39	26.20	22.14	103.68	106.77	14.39	2.800	17.53
FFSX	First Federal Bankshares, Inc.	14.110	59.34	27.13	17.00	18.81	32.07	83.24	113.15	9.12	2.270	38.55
FSLA	First Sentinel Bancorp, Inc.	14.140	427.04	18.61	16.83	16.07	15.37	182.22	186.30	18.92	2.690	38.10
FFBK	FloridaFirst Bancorp, Inc.	19.250	103.45	16.59	18.51	19.85	20.92	109.75	125.73	12.74	1.250	21.15
GFED	Guaranty Federal Bancshares, Inc.	13.950	38.94	11.25	13.95	15.67	13.41	109.93	110.10	10.33	3.580	62.50
HARB	Harbor Florida Bancshares, Inc.	22.110	534.98	14.94	17.69	17.83	15.35	226.07	229.36	26.77	2.040	34.00
HFWA	Heritage Financial Corporation	16.240	116.68	13.53	14.25	14.25	13.53	154.23	168.99	19.99	2.960	39.47
HSTD	Homestead Bancorp, Inc.	9.095	8.41	16.24	17.16	17.49	16.24	66.73	66.73	6.30	2.640	45.28
JXVL	Jacksonville Bancorp, Inc.	26.850	47.71	8.09	9.45	9.45	8.09	126.29	138.83	11.70	1.860	17.61
FFFD	North Central Bancshares, Inc.	28.250	48.10	8.72	9.98	9.98	8.72	127.25	146.52	11.88	2.550	23.32
PHSB	PHSB Financial Corp.	14.750	46.42	16.03	NA	NA	16.76	93.71	93.71	14.40	2.440	NA
PFSL	Pocahontas Bancorp, Inc.	10.560	49.95	9.10	11.48	NA	9.78	101.44	158.08	8.22	2.840	29.89
PULB	Pulaski Financial Corp.	18.560	50.82	13.65	13.85	13.65	14.06	161.11	161.11	16.86	1.940	23.51
RVSB	Riverview Bancorp, Inc.	15.200	66.30	15.83	13.45	15.05	15.83	124.79	126.25	16.30	3.290	40.27
THTL	Thistle Group Holdings, Co.	10.800	57.75	14.21	18.00	15.88	12.86	78.43	87.03	7.32	2.960	53.33
WYPT	Waypoint Financial Corp.	17.600	657.77	12.94	14.79	16.00	15.71	137.07	140.80	12.41	2.270	31.09
WGBC	Willow Grove Bancorp, Inc.	12.100	136.55	20.17	NA	NA	20.17	103.24	104.04	17.97	2.310	NA
	All Second Steps Average	17.433	183.67	14.80	15.36	17.24	16.61	132.26	142.50	14.21	2.440	35.00
	All Second Steps Median	16.920	64.37	14.84	14.79	16.04	15.37	126.29	138.83	14.39	2.495	35.84

Exhibit 8

Industry Multiples

Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	New York											
AF	Astoria Financial Corporation	29.050	2,575.40	9.95	11.05	11.05	9.95	168.11	191.24	11.73	2.750	26.43
CNY	Carver Bancorp, Inc.	10.750	24.90	7.68	6.11	7.79	7.68	70.08	70.77	5.63	0.470	2.84
DCOM	Dime Community Bancshares, Inc.	23.060	595.24	13.41	14.97	15.48	15.17	238.22	309.95	21.18	2.080	24.97
ESBK	Elmira Savings Bank, FSB	25.200	24.02	10.33	10.50	11.67	13.13	118.20	122.57	8.53	2.860	27.27
FFIC	Flushing Financial Corporation	18.100	237.31	26.62	16.02	13.21	11.04	179.92	185.45	15.39	1.990	30.09
GPT	GreenPoint Financial Corporation	48.700	4,834.32	9.02	NM	9.57	9.22	238.14	302.67	24.08	2.050	NM
HRBT	Hudson River Bancorp, Inc.	26.240	398.66	14.58	17.49	17.49	14.58	152.38	214.73	15.83	1.830	25.33
ICBC	Independence Community Bank Corp.	29.600	1,702.84	12.98	14.87	15.03	12.98	187.70	237.56	21.40	1.760	16.58
NYCB	New York Community Bancorp, Inc.	29.300	3,149.58	12.85	17.76	17.34	13.82	253.02	574.51	30.89	2.730	39.59
PBKO	Peoples Bankcorp, Inc.	21.000	2.80	25.00	16.15	21.00	25.00	85.54	85.54	9.73	0.240	3.85
RSLN	Roslyn Bancorp, Inc.	20.980	1,755.69	11.66	13.54	13.45	11.66	307.17	307.62	17.76	2.570	31.72
SIB	Staten Island Bancorp, Inc.	19.060	1,150.79	15.37	13.91	13.14	12.22	208.31	231.31	18.01	2.520	27.74
TRYF	Troy Financial Corporation	28.500	283.62	19.79	21.92	21.92	19.79	174.63	216.24	24.81	1.960	34.14
WSBI	Warwick Community Bancorp, Inc.	26.950	134.19	12.71	14.73	15.14	16.04	165.24	170.89	16.63	1.480	16.26
	New York Fully Converted Average		1,204.95	14.43	14.54	14.52	13.73	181.90	230.08	17.26	1.949	23.60
	New York Fully Converted Median		496.95	12.92	14.87	14.24	13.06	177.28	215.49	17.20	2.020	26.43
	New York MHC's											
FNFG	First Niagara Financial Group, Inc. (MHC)	31.000	805.34	27.68	29.81	29.81	29.81	283.88	403.65	27.82	1.420	38.46
GOV	Gouverneur Bancorp Inc. (MHC)	10.200	23.22	28.33	28.33	30.91	28.33	135.10	135.10	27.98	2.350	52.78
GCBC	Greene County Bancorp Inc. (MHC)	18.400	37.26	20.00	22.44	22.72	20.91	137.62	137.62	16.92	3.480	64.63
ONFC	Oneida Financial Corp. (MHC)	18.500	89.90	33.04	30.83	32.46	33.04	192.71	250.68	22.41	2.810	82.22
OCSB	Oswego County Bancorp, Inc. (MHC)	11.600	29.67	29.00	25.78	25.78	29.00	179.29	182.97	17.11	1.720	34.82
PRTR	Partners Trust Financial Group, Inc. (MHC)	14.250	202.59	44.53	NA	NA	18.75	124.13	124.13	19.53	1.400	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	11.500	29.96	23.96	16.91	25.00	NM	128.78	142.33	11.62	2.430	41.18
PBCP	Provident Bancorp, Inc. (MHC)	28.750	231.02	26.62	24.36	24.16	24.78	213.28	246.78	22.20	1.670	30.51
ROME	Rome Bancorp, Inc. (MHC)	24.450	67.86	24.45	30.19	31.75	27.78	196.07	196.07	28.54	1.470	39.51
SFFS	Sound Federal Bancorp (MHC)	27.100	129.49	14.73	18.95	18.95	14.73	202.84	259.58	19.88	1.330	19.58
	New York MHC's Average		164.63	27.23	25.29	26.84	25.24	179.37	207.89	21.40	2.01	44.85
	New York MHC's Median		78.88	27.15	25.78	25.78	27.78	186.00	189.52	21.04	1.70	39.51
	New York Second Steps											
FLBC	Finger Lakes Bancorp, Inc.	19.670	62.43	21.38	24.59	28.93	28.93	168.12	168.12	16.10	1.220	30.00
	New York Second Steps Average		62.43	21.38	24.59	28.93	28.93	168.12	168.12	16.10	1.22	30.00
	New York Second Steps Median		62.43	21.38	24.59	28.93	28.93	168.12	168.12	16.10	1.22	30.00

Exhibit 8
Industry Multiples
Pricing Data as of September 10, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
ABBK	Abington Bancorp, Inc.	19.350	61.91	9.49	14.23	11.45	9.68	136.75	143.55	7.73	2.070	29.41
BHL	Berkshire Hills Bancorp, Inc.	25.200	154.42	17.50	19.09	23.12	17.50	114.70	124.14	14.85	1.900	34.85
FBBC	First Bell Bancorp, Inc.	17.090	81.60	7.24	9.19	9.71	8.72	111.70	111.70	9.36	3.510	25.81
FMCO	FMS Financial Corporation	11.058	71.48	7.68	9.96	10.14	7.90	132.59	132.59	6.81	1.090	10.81
GAF	GA Financial, Inc.	19.150	101.37	15.96	18.96	19.95	18.41	102.79	103.07	11.80	3.760	71.29
MASB	MASSBANK Corp.	31.550	147.47	14.08	14.21	18.89	17.15	127.22	128.41	14.85	2.790	38.74
NMIL	NewMil Bancorp, Inc.	19.800	85.96	13.03	14.45	14.45	13.03	161.37	194.88	13.23	2.530	34.31
NEPF	Northeast Pennsylvania Financial Corp.	15.970	66.31	11.09	13.31	13.42	11.09	91.36	111.52	8.08	3.010	35.00
PFNC	Progress Financial Corporation	9.650	65.78	18.56	18.56	28.38	24.13	103.43	106.39	7.45	2.070	-
THRD	TF Financial Corporation	21.000	57.19	15.91	11.60	13.38	15.91	85.50	92.76	7.85	2.860	33.15
TRYF	Troy Financial Corporation	28.500	283.62	19.79	21.92	21.92	19.79	174.63	216.24	24.81	1.960	34.14
WSBI	Warwick Community Bancorp, Inc.	26.950	134.19	12.71	14.73	15.14	16.04	165.24	170.89	16.63	1.480	16.26
WRO	Woronoco Bancorp Inc.	20.650	76.28	12.91	14.75	16.39	17.80	104.77	107.61	10.78	2.320	28.93
	Comparable Average		106.74	13.53	15.00	16.64	15.17	124.00	134.13	11.86	2.412	30.21
	Comparable Median		81.60	13.03	14.45	15.14	16.04	114.70	124.14	10.78	2.320	33.15
	All Fully Converted Average		386.40	15.72	16.16	16.19	15.90	119.92	129.92	11.60	2.056	37.39
	All Fully Converted Median		34.94	12.50	13.55	13.45	12.91	109.72	111.70	10.64	2.080	27.53
	All Second Steps Average		183.67	14.80	15.36	17.24	16.61	132.26	142.50	14.21	2.440	35.00
	All Second Steps Median		64.37	14.84	14.79	16.04	15.37	126.29	138.83	14.39	2.495	35.84
	All MHC's Average		262.96	29.38	31.23	33.21	30.58	166.03	179.77	20.23	2.219	87.47
	All MHC's Median		46.45	25.46	25.78	26.24	27.13	152.39	169.76	19.57	1.880	54.55
	New York Fully Converted Average		1,204.95	14.43	14.54	14.52	13.73	181.90	230.08	17.26	1.949	23.60
	New York Fully Converted Median		496.95	12.92	14.87	14.24	13.06	177.28	215.49	17.20	2.020	26.43
	New York MHC's Average		164.63	27.23	25.29	26.84	25.24	179.37	207.89	21.40	2.008	44.85
	New York MHC's Median		78.88	27.15	25.78	25.78	27.78	186.00	189.52	21.04	1.695	39.51
	New York Second Steps Average		62.43	21.38	24.59	28.93	28.93	168.12	168.12	16.10	1.22	30.00
	New York Second Steps Median		62.43	21.38	24.59	28.93	28.93	168.12	168.12	16.10	1.22	30.00

Exhibit 9
Standard Conversions - 1998 to Date
Selected Market Data
Market Data as of 9/10/2002

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)	Percent Change from IPO: After 1 Day (%)	Percent Change from IPO: After 1 Week (%)	Percent Change from IPO: After 1 Month (%)	Percent Change from IPO: After 3 Months (%)	Percent Change from IPO: To date (%)
MCBF	Monarch Community Bancorp, Inc	08/30/02	10.00	23,144.00	172,688.00	34,972.00	15.11	66.18	41.50	11.80	16.80	14.00	NA	NA	13.00
FPTB	First PacTrust Bancorp Inc.	08/23/02	12.00	63,480.00	349,349.00	83,253.00	15.74	76.25	28.20	15.40	18.58	21.50	NA	NA	20.67
Q3'02	Average						15.43	71.22	34.85	13.60	17.69	17.75	-	-	16.83
	Median						15.43	71.22	34.85	13.60	17.69	17.75	-	-	16.83
RSVB	Reserve Bancorp, Inc.	04/08/02	10.00	7,575.00	44,855.00	11,426.00	15.08	66.30	17.30	14.40	25.00	28.00	29.00	29.00	25.00
Q2'02	Average						15.08	66.30	17.30	14.40	25.00	28.00	29.00	29.00	25.00
	Median						15.08	66.30	17.30	14.40	25.00	28.00	29.00	29.00	25.00
HRGB	Heritage Bancshares	02/26/02	10.00	4,915.00	40,351.00	7,869.00	16.01	62.46	11.60	10.90	20.50	17.50	15.10	22.00	25.00
Q1'02	Average						16.01	62.46	11.60	10.90	20.50	17.50	15.10	-	25.00
	Median						16.01	62.46	11.60	10.90	20.50	17.50	15.10	-	25.00
2002 YTD	Average						15.49	67.80	24.65	13.13	20.22	20.25	22.05	25.50	20.92
	Median						15.43	66.24	22.75	13.10	19.54	19.50	22.05	25.50	22.83
AFBA	Allied First Bancorp Inc.	12/31/01	10.00	6,094.00	82,195.00	9,525.00	15.63	63.98	7.50	6.90	19.00	18.50	19.20	21.00	13.40
CSFC	City Savings Financial Corp.	12/28/01	10.00	5,555.00	66,253.00	9,517.00	17.13	58.37	9.10	7.70	22.00	22.50	27.50	40.00	37.50
CLOV	Clover Leaf Financial Corp.	12/28/01	10.00	6,613.00	87,752.00	11,652.00	17.62	NA	29.60	7.00	25.00	30.00	31.00	37.00	45.00
PBNC	PFS Bancorp Inc.	10/12/01	10.00	15,209.00	113,387.00	26,475.00	17.41	57.45	16.20	11.80	21.50	24.50	24.50	36.10	58.20
Q4'01	Average						16.95	59.93	15.60	8.35	21.88	23.88	25.55	33.53	38.53
	Median						17.27	58.37	12.65	7.35	21.75	23.50	26.00	36.55	41.25
GLBP	Globe Bancorp Inc.	07/10/01	10.00	3,042.00	24,797.00	5,625.00	18.49	54.08	26.60	10.90	13.12	10.60	11.00	8.50	45.00
Q3'01	Average						18.49	54.08	26.60	10.90	13.12	10.60	11.00	8.50	45.00
	Median						18.49	54.08	26.60	10.90	13.12	10.60	11.00	8.50	45.00
BAFI	BancAffiliated Inc.	06/01/01	10.00	2,645.00	28,031.00	4,415.00	16.69	59.91	11.30	8.60	0.00	0.00	7.50	7.50	15.30
CFSL	Chesterfield Financial Corp.	05/02/01	10.00	43,047.00	305,480.00	71,863.00	16.69	60.47	11.00	12.40	36.50	39.90	43.50	57.00	82.00
FBTC	First BancTrust Corp.	04/19/01	10.00	15,209.00	170,466.00	25,599.00	16.83	59.41	10.40	8.20	13.20	12.90	21.10	31.00	61.50
Q2'01	Average						16.74	59.93	10.90	9.73	16.57	17.60	24.03	31.83	52.93
	Median						16.69	59.91	11.00	8.60	13.20	12.90	21.10	31.00	61.50
BUCS	BUCS Financial Corp	03/15/01	10.00	4,051.00	70,370.00	8,942.00	22.07	45.30	13.40	5.40	30.00	36.25	36.88	52.50	105.00
CTZN	Citizens First Bancorp Inc.	03/07/01	10.00	88,211.00	741,570.00	137,363.00	15.57	64.22	9.60	10.60	38.13	35.00	32.50	50.60	90.50
Q1'01	Average						18.82	54.76	11.50	8.00	34.07	35.63	34.69	51.55	97.75
	Median						18.82	54.76	11.50	8.00	34.07	35.63	34.69	51.55	97.75
2001	Average						17.41	58.13	14.47	8.95	21.85	23.02	25.47	34.12	55.34
	Median						16.98	59.41	11.15	8.40	21.75	23.50	26.00	36.55	51.60
LWFH	Lawrence Financial Holdings	12/29/00	10.00	7,758.00	113,865.00	14,369.00	18.52	53.99	9.20	6.40	10.00	10.94	12.50	15.00	58.50
Q4'00	Average						18.52	53.99	9.20	6.40	10.00	10.94	12.50	15.00	58.50
	Median						18.52	53.99	9.20	6.40	10.00	10.94	12.50	15.00	58.50
FFBI	First Federal Bancshares Inc.	09/28/00	10.00	22,425.00	213,187.00	42,776.00	19.08	52.42	10.70	9.50	26.88	27.50	26.88	33.75	97.70
DFBS	DutchFork Bancshares Inc.	07/06/00	10.00	15,606.00	211,151.00	29,613.00	18.98	52.70	10.40	6.90	0.00	0.00	3.13	21.88	160.10
Q3'00	Average						19.03	52.56	10.55	8.20	13.44	13.75	15.01	27.82	128.90
	Median						19.03	52.56	10.55	8.20	13.44	13.75	15.01	27.82	128.90
BHL	Berkshire Hills Bancorp Inc.	06/28/00	10.00	71,050.00	841,651.00	147,702.00	20.79	48.10	9.50	7.80	23.13	26.25	28.13	41.25	152.00
FFOL	First Federal of Olathe Bncp	04/12/00	10.00	5,563.00	46,245.00	13,404.00	24.09	41.50	6.50	10.70	26.25	32.50	26.25	37.50	160.00
PORT	Port Financial Corp.	04/12/00	10.00	74,428.00	721,813.00	141,807.00	19.05	52.49	11.50	9.30	10.00	7.50	21.25	33.75	287.50
Q2'00	Average						21.31	47.36	9.17	9.27	19.79	22.08	25.21	37.50	199.83
	Median						20.79	48.10	9.50	9.30	23.13	26.25	26.25	37.50	160.00
PCBI	Peoples Community Bancorp Inc.	03/30/00	10.00	11,900.00	90,299.00	30,457.00	25.59	39.07	13.80	11.60	14.38	14.38	5.63	5.00	123.90
SBMC	Connecticut Bancshares Inc.	03/02/00	10.00	104,000.00	1,108,287.00	199,044.00	19.14	52.25	9.70	8.60	2.50	(0.63)	8.13	37.50	267.90
SFBI	Security Financial Bancorp Inc	01/05/00	10.00	19,385.00	191,495.00	34,892.00	18.00	55.56	NA	9.20	(7.50)	(10.00)	(5.00)	20.00	104.00
Q1'00	Average						25.59	39.07	13.80	11.60	14.38	14.38	5.63	5.00	123.90
	Median						25.59	39.07	13.80	11.60	14.38	14.38	5.63	5.00	123.90
2000	Average						20.36	49.79	10.16	8.89	11.74	12.05	14.10	27.29	156.84
	Median						19.08	52.42	10.05	9.20	10.00	10.94	12.50	33.75	152.00
1/5/2000 to 9/10/2002	Average						18.23	56.48	14.75	9.65	17.61	18.24	20.27	30.37	89.07
	Median						17.62	56.51	11.15	9.30	19.00	18.50	21.25	33.75	61.50

Exhibit 9
Standard Conversions - 1998 to Date
Selected Market Data
Market Data as of 9/10/2002

Ticker	Short Name	Current Stock Price 9/10/2002	Current Price to: Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
MCBF	Monarch Community Bancorp, Inc	11.30	NA	NA	NA	NA	NA	NA	NA
FPTB	First PacTrust Bancorp Inc.	14.48	NA	NA	NA	NA	NA	NA	NA
Q3'02	Average	12.89	-	-	-	-	-	-	-
	Median	12.89	-	-	-	-	-	-	-
RSVB	Reserve Bancorp, Inc.	12.50	77.83	77.83	NA	15.63	18.38	NA	15.62
Q2'02	Average	12.50	77.83	77.83	NA	15.63	18.38	NA	15.62
	Median	12.50	77.83	77.83	NA	15.63	18.38	NA	15.62
HRGB	Heritage Bancshares	12.50	76.36	76.36	NA	52.08	52.08	NA	13.45
Q1'02	Average	12.50	76.36	76.36	-	52.08	52.08	-	13.45
	Median	12.50	76.36	76.36	-	52.08	52.08	-	13.45
2002 YTD	Average	12.70	77.10	77.10	NA	33.86	35.23	NA	14.54
	Median	12.50	77.10	77.10	NA	33.86	35.23	NA	14.54
AFBA	Allied First Bancorp Inc.	11.34	69.57	69.57	NA	35.44	35.44	NA	8.14
CSFC	City Savings Financial Corp.	13.75	76.73	76.73	NA	14.32	14.32	NA	9.72
CLOV	Clover Leaf Financial Corp.	14.50	77.09	77.09	NA	22.66	30.21	NA	10.59
PBNC	PFS Bancorp Inc.	15.82	86.97	86.97	NA	23.26	23.26	NA	20.18
Q4'01	Average	13.85	77.59	77.59	NA	23.92	25.81	NA	12.16
	Median	14.13	76.91	76.91	NA	22.96	26.74	NA	10.16
GLBP	Globe Bancorp Inc.	14.50	75.01	75.01	NA	17.26	18.13	NA	13.18
Q3'01	Average	14.50	75.01	75.01	NA	17.26	18.13	NA	13.18
	Median	14.50	75.01	75.01	NA	17.26	18.13	NA	13.18
BAFI	BancAffiliated Inc.	11.53	63.35	63.35	NA	6.13	6.13	NA	6.38
CFSL	Chesterfield Financial Corp.	18.20	96.96	NA	21.93	23.95	23.95	21.93	20.48
FBTC	First BancTrust Corp.	16.15	81.69	81.69	12.72	11.88	11.88	12.72	10.59
Q2'01	Average	15.29	80.67	72.52	17.33	13.99	13.99	17.33	12.48
	Median	16.15	81.69	72.52	17.33	11.88	11.88	17.33	10.59
BUCS	BUCS Financial Corp	20.50	80.65	84.33	15.53	13.49	15.07	16.02	8.10
CTZN	Citizens First Bancorp Inc.	19.05	119.21	119.21	15.12	14.01	14.43	15.24	18.18
Q1'01	Average	19.78	99.93	101.77	15.33	13.75	14.75	15.63	13.14
	Median	19.78	99.93	101.77	15.33	13.75	14.75	15.63	13.14
2001	Average	15.53	82.72	81.55	16.33	18.24	19.28	16.48	12.55
	Median	15.16	78.87	77.09	15.33	15.79	16.60	15.63	10.59
LWFH	Lawrence Financial Holdings	15.85	76.98	76.98	20.06	13.66	14.15	20.86	8.32
Q4'00	Average	15.85	76.98	76.98	20.06	13.66	14.15	20.86	8.32
	Median	15.85	76.98	76.98	20.06	13.66	14.15	20.86	8.32
FFBI	First Federal Bancshares Inc.	19.77	91.95	91.95	21.97	19.01	19.77	23.26	16.30
DFBS	DutchFork Bancshares Inc.	26.01	87.69	87.69	12.69	12.50	20.98	17.82	12.03
Q3'00	Average	22.89	89.82	89.82	17.33	15.76	20.38	20.54	14.17
	Median	22.89	89.82	89.82	17.33	15.76	20.38	20.54	14.17
BHL	Berkshire Hills Bancorp Inc.	25.20	114.70	124.14	19.09	17.50	17.50	23.12	14.85
FFOL	First Federal of Olathe Bncp	26.00	105.61	105.61	26.80	18.57	18.57	26.80	24.20
PORT	Port Financial Corp.	38.75	168.92	168.92	17.00	16.70	16.70	19.77	15.57
Q2'00	Average	29.98	129.74	132.89	20.96	17.59	17.59	23.23	18.21
	Median	26.00	114.70	124.14	19.09	17.50	17.50	23.12	15.57
PCBI	Peoples Community Bancorp Inc.	22.39	135.21	153.67	18.82	15.13	17.49	30.26	10.03
SBMC	Connecticut Bancshares Inc.	36.79	164.83	187.70	NA	16.42	16.72	NA	16.72
SFBI	Security Financial Bancorp Inc	20.40	104.99	104.99	34.58	26.84	26.84	28.73	19.01
Q1'00	Average	22.39	135.21	153.67	18.82	15.13	17.49	30.26	10.03
	Median	22.39	135.21	153.67	18.82	15.13	17.49	30.26	10.03
2000	Average	25.68	116.76	122.41	21.38	17.37	18.75	23.83	15.23
	Median	25.20	105.61	105.61	19.58	16.70	17.50	23.19	15.57
1/5/2000 to 9/10/2002	Average	19.01	96.78	99.49	19.69	19.35	20.57	21.38	13.89
	Median	16.15	86.97	85.65	18.96	16.70	18.13	21.40	13.45

Exhibit 10
Second Step Conversions - 1998 to Date
Selected Market Data
Market Data as of 9/10/2002

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)	Percent Change from IPO: After 1 Day (%)	Percent Change from IPO: After 1 Week (%)	Percent Change from IPO: After 1 Month (%)	Percent Change from IPO: After 3 Months (%)	Percent Change from IPO: To date (%)
BRKL	Brookline Bancorp Inc.	07/10/02	10.000	NA	NA	NA	4.57	NA	NA	NA	10.60	14.00	15.50	NA	24.31
WGBC	Willow Grove Bncp Inc.	04/04/02	10.000	NA	NA	NA	10.00	NA	NA	NA	9.50	15.50	16.20	14.00	21.00
2002	Average						7.29	-	-	-	10.05	14.75	15.85	14.00	22.66
	Median						7.29	-	-	-	10.05	14.75	15.85	14.00	22.66
PHSB	PHSB Financial Corp.	12/21/01	10.000	NA	NA	NA	10.00	NA	NA	NA	22.40	20.60	24.60	39.50	47.50
FFFL	Fidelity Bankshares Inc.	05/15/01	10.000	NA	NA	NA	10.00	NA	NA	NA	23.20	29.00	36.30	40.00	110.00
2001	Average						10.00	NA	-	-	22.80	24.80	30.45	39.75	78.75
	Median						10.00	NA	-	-	22.80	24.80	30.45	39.75	78.75
FFBK	FloridaFirst Bancorp Inc.	12/22/00	10.000	NA	NA	NA	10.00	NA	NA	NA	22.50	25.63	33.13	46.25	92.50
FLBC	Finger Lakes Bancorp Inc.	11/14/00	7.000	NA	NA	NA	7.00	NA	NA	NA	1.85	(3.57)	(4.46)	8.93	181.00
WYPT	Waypoint Financial Corp.	10/12/00	10.000	NA	NA	NA	10.00	NA	NA	NA	(2.50)	(2.81)	0.31	11.25	76.00
2000	Average						9.00	NA	NA	NA	7.28	6.42	9.66	22.14	116.50
	Median						10.00	NA	NA	NA	1.85	(2.81)	0.31	11.25	92.50
FFSX	First Federal Bankshares Inc.	04/14/99	10.000	NA	NA	NA	10.00	NA	NA	NA	(3.12)	(1.25)	(5.00)	3.75	41.10
FCAP	First Capital Inc.	01/04/99	10.000	NA	NA	NA	10.00	NA	NA	NA	0.00	2.50	3.75	(11.25)	80.00
1999	Average						10.00	NA	NA	NA	(1.56)	0.63	(0.63)	(3.75)	60.55
	Median						10.00	NA	NA	NA	(1.56)	0.63	(0.63)	(3.75)	60.55
PULB	Pulaski Financial Corp.	12/03/98	10.000	NA	NA	NA	10.00	NA	NA	NA	(1.87)	(2.50)	(1.25)	(2.50)	85.60
HSTD	Homestead Bancorp Inc.	07/20/98	10.000	NA	NA	NA	10.00	NA	NA	NA	(6.87)	(10.62)	(18.75)	(25.00)	(9.05)
THTL	Thistle Group Holdings Co.	07/14/98	10.000	NA	NA	NA	10.00	NA	NA	NA	(0.62)	(1.25)	(8.12)	(18.75)	8.00
FSLA	First Sentinel Bancorp Inc.	04/09/98	10.000	NA	NA	NA	10.00	NA	NA	NA	5.63	5.00	5.00	(1.25)	41.40
PFSL	Pocahontas Bancorp Inc.	04/01/98	10.000	NA	NA	NA	10.00	NA	NA	NA	4.38	2.50	1.25	(2.50)	5.60
HARB	Harbor Florida Bancshares Inc.	03/19/98	10.000	NA	NA	NA	10.00	NA	NA	NA	20.00	18.13	26.25	20.00	121.10
HFWA	Heritage Financial Corp.	01/09/98	10.000	NA	NA	NA	10.00	NA	NA	NA	32.50	31.25	37.50	54.38	62.40
1998	Average						10.00	NA	NA	NA	7.59	6.07	5.98	3.48	45.01
	Median						10.00	NA	NA	NA	4.38	2.50	1.25	(2.50)	41.40

Exhibit 10
Second Step Conversions - 1998 to Date
Selected Market Data
Market Data as of 9/10/2002

			Current Price to						
Ticker	Short Name	Current Stock Price 9/10/2002	Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
BRKL	Brookline Bancorp Inc.	12.43	NA	NA	NA	NA	NA	NA	NA
WGBC	Willow Grove Bncp Inc.	12.10	103.24	104.04	NA	20.17	20.17	NA	11.77
2002	Average	12.27	103.24	104.04	NA	20.17	20.17	NA	11.77
	Median	12.27	103.24	104.04	NA	20.17	20.17	NA	11.77
PHSB	PHSB Financial Corp.	14.75	93.71	93.71	NA	16.03	16.76	NA	14.40
FFFL	Fidelity Bankshares Inc.	21.00	184.05	186.34	22.83	19.44	19.44	23.60	14.09
2001	Average	17.88	138.88	140.03	22.83	17.74	18.10	23.60	14.25
	Median	17.88	138.88	140.03	22.83	17.74	18.10	23.60	14.25
FFBK	FloridaFirst Bancorp Inc.	19.25	109.75	125.73	18.51	16.59	20.92	19.85	12.74
FLBC	Finger Lakes Bancorp Inc.	19.67	168.12	168.12	24.59	21.38	28.93	28.93	16.10
WYPT	Waypoint Financial Corp.	17.60	137.07	140.80	14.79	12.94	15.71	16.00	12.41
2000	Average	18.84	138.31	144.88	19.30	16.97	21.85	21.59	13.75
	Median	19.25	137.07	140.80	18.51	16.59	20.92	19.85	12.74
FFSX	First Federal Bankshares Inc.	14.11	83.24	113.15	17.00	27.13	32.07	18.81	9.12
FCAP	First Capital Inc.	18.00	131.39	131.77	14.17	14.52	14.52	14.17	15.74
1999	Average	16.06	107.32	122.46	15.59	20.83	23.30	16.49	12.43
	Median	16.06	107.32	122.46	15.59	20.83	23.30	16.49	12.43
PULB	Pulaski Financial Corp.	18.56	161.11	161.11	13.85	13.65	14.06	13.65	16.86
HSTD	Homestead Bancorp Inc.	9.10	66.73	66.73	17.16	16.24	16.24	17.49	6.30
THTL	Thistle Group Holdings Co.	10.80	78.43	87.03	18.00	14.21	12.86	15.88	7.32
FSLA	First Sentinel Bancorp Inc.	14.14	182.22	186.30	16.83	18.61	15.37	16.07	18.92
PFSL	Pocahontas Bancorp Inc.	10.56	101.44	158.08	11.48	9.10	9.78	NA	8.22
HARB	Harbor Florida Bancshares Inc.	22.11	226.07	229.36	17.69	14.94	15.35	17.83	26.77
HFWA	Heritage Financial Corp.	16.24	154.23	168.99	14.25	13.53	13.53	14.25	19.99
1998	Average	14.50	138.60	151.09	15.61	14.33	13.88	15.86	14.91
	Median	14.14	154.23	161.11	16.83	14.21	14.06	15.98	16.86

Sound Federal Bancorp
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2002
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	10.99						
Price-Core Earnings Ratio P/E	Mid	12.82	16.64	15.14	14.41	14.80	15.64	13.31
	Max	14.49						
	Smax	16.39						
	Min	79.68%						
Price-to-Book Ratio P/B	Mid	87.41%	124.00%	114.70%	189.32%	179.92%	125.38%	111.93%
	Max	94.25%						
	Smax	101.01%						
	Min	91.66%						
Price-to-Tangible Book Ratio P/TB	Mid	99.60%	134.13%	124.14%	241.19%	216.24%	138.20%	121.02%
	Max	106.38%						
	Smax	113.12%						
	Min	12.24%						
Price-to-Assets Ratio P/A	Mid	14.24%	11.86%	10.78%	17.84%	17.76%	11.96%	10.84%
	Max	16.20%						
	Smax	18.41%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended June 30, 2002		$	6,756	(1)
Pre-Conversion Book Value	B			
As of June 30, 2002		$	63,820	
Pre-Conversion Assets	A			
As of June 30, 2002		$	651,465	
Return on Money	R		2.04%	(2)
Conversion Expenses		$	1,573	
	X		1.57%	(3)
Proceeds Not Invested		$	7,060	(4)
Estimated ESOP Borrowings		$	4,707	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	235	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	2,353	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	471	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		38.90%	
Percentage Sold	PCT		58.83%	
Amount to be issued to Public		$	58,834	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2002.
(2) Net Return assumes a reinvestment rate of 3.34 percent (the 1 year Treasury at June 30, 2002), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $100,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $100,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $100,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	10,000,000	$ 10	$ 100,000,000
Range:			
- Minimum	8,500,000	10	85,000,000
- Maximum	11,500,000	10	115,000,000
- Super Maximum	13,225,000	10	132,250,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 85,000,000	$ 100,000,000	$ 115,000,000	$ 132,250,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Exchange Percent	41.17%	41.17%	41.17%	41.17%
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Conversion Percent	58.83%	58.83%	58.83%	58.83%
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630
Exchange Ratio	1.7782	2.0920	2.4058	2.7667

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2002
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		8,500,000	10,000,000	11,500,000	13,225,000
Conversion Shares Offered		5,000,890	5,883,400	6,765,910	7,780,737
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 50,009	$ 58,834	$ 67,659	$ 77,807
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		50,009	58,834	67,659	77,807
Gross Proceeds		50,009	58,834	67,659	77,807
Less: Est. Conversion Expenses		1,463	1,573	1,682	1,808
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 48,546	$ 57,261	$ 65,977	$ 75,999
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 48,546	$ 57,261	$ 65,977	$ 75,999
Less: ESOP Adjustment	(3)	4,001	4,707	5,413	6,225
Less: MRP Adjustment	(3)	2,000	2,353	2,706	3,112
Net Proceeds Reinvested		$ 42,545	$ 50,201	$ 57,858	$ 66,662
Estimated Incremental Rate of Return		2.04%	2.04%	2.04%	2.04%
Estimated Incremental Return		$ 868	$ 1,024	$ 1,180	$ 1,360
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	122	144	165	190
Less: MRP Adjustment	(7)	244	288	331	380
Pro-forma Net Income		502	592	684	790
Earnings Before Conversion		6,756	6,756	6,756	6,756
Earnings Excluding Adjustment		7,258	7,348	7,440	7,546
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 7,258	$ 7,348	$ 7,440	$ 7,546

Pro Forma Effect of Conversion Proceeds
As of June 30, 2002
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at June 30, 2002		$ 63,820	$ 63,820	$ 63,820	$ 63,820
Net Conversion Proceeds		48,546	57,261	65,977	75,999
Plus: MHC Adjustment	(7)	373	373	373	373
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(4,001)	(4,707)	(5,413)	(6,225)
Less: MRP Adjustment	(2)	(2,000)	(2,353)	(2,706)	(3,112)
Pro-forma Net Worth		$ 106,738	$ 114,394	$ 122,051	$ 130,855
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 106,738	$ 114,394	$ 122,051	$ 130,855
Less: Intangible	(5)	13,970	13,970	13,970	13,970
Pro-forma Tangible Net Worth		$ 92,768	$ 100,424	$ 108,081	$ 116,885
Pro-forma Assets					
Total Assets at June 30, 2002		$ 651,465	$ 651,465	$ 651,465	$ 651,465
Net Conversion Proceeds		48,546	57,261	65,977	75,999
Plus: MHC Adjustment	(7)	373	373	373	373
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(4,001)	(4,707)	(5,413)	(6,225)
Less: MRP Adjustment	(2)	(2,000)	(2,353)	(2,706)	(3,112)
Pro-forma Assets Excluding Adjustment		694,383	702,039	709,696	718,500
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 694,383	$ 702,039	$ 709,696	$ 718,500
Stockholder's Equity Per Share					
Net Worth at June 30, 2002		$ 7.51	$ 6.38	$ 5.55	$ 4.83
Estimated Net Proceeds		5.71	5.73	5.74	5.75
Plus: MHC Adjustment		0.04	0.04	0.03	0.03
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.47)	(0.47)	(0.47)	(0.47)
Less: MRP Stock		(0.24)	(0.24)	(0.24)	(0.24)
Pro-forma Net Worth Per Share		12.55	11.44	10.61	9.90
Less: Intangible		1.64	1.40	1.21	1.06
Pro-forma Tangible Net Worth Per Share		$ 10.91	$ 10.04	$ 9.40	$ 8.84

Pro Forma Effect of Conversion Proceeds
As of June 30, 2002
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.85	$ 0.72	$ 0.63	$ 0.55
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.91	$ 0.78	$ 0.69	$ 0.61
Shares Utilized					
Shares Utilized		7,951	9,354	10,757	12,370
Pro-forma Ratios					
Price/EPS without Adjustment		10.99	12.82	14.49	16.39
Price/EPS with Adjustment		10.99	12.82	14.49	16.39
Price/Book Value per Share		79.68%	87.41%	94.25%	101.01%
Price/Tangible Book Value		91.66%	99.60%	106.38%	113.12%
Market Value/Assets		12.24%	14.24%	16.20%	18.41%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		5,001	5,883	6,766	7,781
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 50,009	$ 58,834	$ 67,659	$ 77,807
Estimated Insider Purchases		(1,200)	(1,200)	(1,200)	(1,200)
ESOP Purchases		(4,001)	(4,707)	(5,413)	(6,225)
Proceeds to Base Fee On		$ 44,808	$ 52,927	$ 61,046	$ 70,382
Underwriters Percentage		1.35%	1.35%	1.35%	1.35%
Underwriters Fee		$ 605	$ 715	$ 824	$ 950
Advisory Fee		-	-	-	-
Total Underwriters Fee		605	715	824	950
All Other Expenses		858	858	858	858
Total Expense		$ 1,463	$ 1,573	$ 1,682	$ 1,808
Shares Calculations					
Shares Outstanding (used for BV/Sh)		8,500	10,000	11,500	13,225
Less: New ESOP Adjustment		400	471	541	623
Less: Old ESOP Adjustment	(1)	188	221	254	292
Plus: New SOP 93-6 ESOP Shares	(2)	20	24	27	31
Plus: Old SOP 93-6 ESOP Shares	(2)	19	22	25	29
Shares for all EPS Calculations		7,951	9,354	10,757	12,370
Actual number of shares for EPS		7,950,772	9,353,850	10,756,928	12,370,468
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Implied Exhange Ratio	1.7782	2.0920	2.4058	2.7667
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630

MRP Dilution					
Shares Outstanding		8,500,000	10,000,000	11,500,000	13,225,000
Less: New ESOP Adjustment		400,071	470,672	541,273	622,459
Less: Old ESOP Adjustment		187,956	221,124	254,293	292,440
Plus: New MRP issued	(1)	200,036	400,000	460,000	529,000
Plus: New SOP 93-6 ESOP Shares	(2)	20,004	23,534	27,064	31,123
Plus: Old SOP 93-6 ESOP Shares		18,796	22,112	25,429	29,244
	(2)				
Shares for all EPS Calculations		8,150,808	9,753,850	11,216,928	12,899,468
EPS		$ 0.90	$ 0.76	$ 0.67	$ 0.59
BV/Share		$ 12.27	$ 11.00	$ 10.20	$ 9.51
Voting Dilution		2.52%	4.27%	4.27%	4.28%

Option Dilution					
Shares Outstanding		8,500,000	10,000,000	11,500,000	13,225,000
Less: New ESOP Adjustment		400,071	470,672	541,273	622,459
Less: Old ESOP Adjustment		187,956	221,124	254,293	292,440
Plus: Options	(1)	850,000	1,000,000	1,150,000	1,322,500
Plus: New SOP 93-6 ESOP Shares	(2)	20,004	23,534	27,064	31,123
Plus: Old SOP 93-6 ESOP Shares		18,796	22,112	25,429	29,244
	(2)				
Shares for all EPS Calculations		8,800,772	10,353,850	11,906,928	13,692,968
EPS		$ 0.82	$ 0.71	$ 0.62	$ 0.55
BV/Share		$ 12.32	$ 11.31	$ 10.56	$ 9.90
Voting Dilution		10.69%	10.69%	10.69%	10.69%

Sound Federal Bancorp
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2002
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	12.66						
Price-Core Earnings Ratio P/E	Mid	14.71	15.00	14.45	14.41	14.80	15.64	13.31
	Max	16.67						
	Smax	18.87						
	Min	81.83%						
Price-to-Book Ratio P/B	Mid	89.61%	124.00%	114.70%	189.32%	179.92%	125.38%	111.93%
	Max	96.43%						
	Smax	103.31%						
	Min	94.52%						
Price-to-Tangible Book Ratio P/TB	Mid	102.46%	134.13%	124.14%	241.19%	216.24%	138.20%	121.02%
	Max	109.17%						
	Smax	116.01%						
	Min	12.75%						
Price-to-Assets Ratio P/A	Mid	14.82%	11.86%	10.78%	17.84%	17.76%	11.96%	10.84%
	Max	16.86%						
	Smax	19.14%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2002		$	5,770	(1)
Pre-Conversion Book Value	B			
As of March 31, 2002		$	61,015	
Pre-Conversion Assets	A			
As of March 31, 2002		$	623,985	
Return on Money	R		2.04%	(2)
Conversion Expenses		$	1,573	
	X		1.57%	(3)
Proceeds Not Invested		$	7,060	(4)
Estimated ESOP Borrowings		$	4,707	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	235	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	2,353	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	471	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		38.90%	
Percentage Sold	PCT		58.83%	
Amount to be issued to Public		$	58,834	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2002.
(2) Net Return assumes a reinvestment rate of 3.34 percent (the 1 year Treasury at June 30, 2002), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} =$ \$100,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} =$ \$100,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} =$ \$100,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	10,000,000	$ 10	$ 100,000,000
Range:			
- Minimum	8,500,000	$ 10	85,000,000
- Maximum	11,500,000	10	115,000,000
- Super Maximum	13,225,000	10	132,250,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 85,000,000	$ 100,000,000	$ 115,000,000	$ 132,250,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Exchange Percent	41.17%	41.17%	41.17%	41.17%
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Conversion Percent	58.83%	58.83%	58.83%	58.83%
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630
Exchange Ratio	1.7782	2.0920	2.4058	2.7667

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2002
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		8,500,000	10,000,000	11,500,000	13,225,000
Conversion Shares Offered		5,000,890	5,883,400	6,765,910	7,780,737
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 50,009	$ 58,834	$ 67,659	$ 77,807
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		50,009	58,834	67,659	77,807
Gross Proceeds		50,009	58,834	67,659	77,807
Less: Est. Conversion Expenses		1,463	1,573	1,682	1,808
Less: Cash issued to the Foundation		-	-	-	-
Net Proceeds		$ 48,546	$ 57,261	$ 65,977	$ 75,999
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 48,546	$ 57,261	$ 65,977	$ 75,999
Less: ESOP Adjustment	(3)	4,001	4,707	5,413	6,225
Less: MRP Adjustment	(3)	2,000	2,353	2,706	3,112
Net Proceeds Reinvested		$ 42,545	$ 50,201	$ 57,858	$ 66,662
Estimated Incremental Rate of Return		2.04%	2.04%	2.04%	2.04%
Estimated Incremental Return		$ 868	$ 1,024	$ 1,180	$ 1,360
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	122	144	165	190
Less: MRP Adjustment	(7)	244	288	331	380
Pro Forma Net Income		502	592	684	790
Earnings Before Conversion		5,770	5,770	5,770	5,770
Earnings Excluding Adjustment		6,272	6,362	6,454	6,560
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 6,272	$ 6,362	$ 6,454	$ 6,560

Pro Forma Effect of Conversion Proceeds
As of March 31, 2002
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at March 31, 2002		$ 61,015	$ 61,015	$ 61,015	$ 61,015
Net Conversion Proceeds		48,546	57,261	65,977	75,999
Plus: MHC Adjustment	(7)	373	373	373	373
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(4,001)	(4,707)	(5,413)	(6,225)
Less: MRP Adjustment	(2)	(2,000)	(2,353)	(2,706)	(3,112)
Pro Forma Net Worth		$ 103,933	$ 111,589	$ 119,246	$ 128,050
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 103,933	$ 111,589	$ 119,246	$ 128,050
Less: Intangible	(5)	13,970	13,970	13,970	13,970
Pro Forma Tangible Net Worth		$ 89,963	$ 97,619	$ 105,276	$ 114,080
Pro Forma Assets					
Total Assets at March 31, 2002		$ 623,985	$ 623,985	$ 623,985	$ 623,985
Net Conversion Proceeds		48,546	57,261	65,977	75,999
Plus: MHC Adjustment	(7)	373	373	373	373
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(4,001)	(4,707)	(5,413)	(6,225)
Less: MRP Adjustment	(2)	(2,000)	(2,353)	(2,706)	(3,112)
Pro Forma Assets Excluding Adjustment		666,903	674,559	682,216	691,020
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 666,903	$ 674,559	$ 682,216	$ 691,020
Stockholder's Equity Per Share					
Net Worth at March 31, 2002		$ 7.18	$ 6.10	$ 5.31	$ 4.61
Estimated Net Proceeds		5.71	5.73	5.74	5.75
Plus: MHC Adjustment		0.04	0.04	0.03	0.03
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.47)	(0.47)	(0.47)	(0.47)
Less: MRP Stock		(0.24)	(0.24)	(0.24)	(0.24)
Pro Forma Net Worth Per Share		12.22	11.16	10.37	9.68
Less: Intangible		1.64	1.40	1.21	1.06
Pro Forma Tangible Net Worth Per Share		$ 10.58	$ 9.76	$ 9.16	$ 8.62

Pro Forma Effect of Conversion Proceeds
As of March 31, 2002
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.73	$ 0.62	$ 0.54	$ 0.47
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.79	$ 0.68	$ 0.60	$ 0.53
Shares Utilized					
Shares Utilized		7,951	9,354	10,757	12,370
Pro Forma Ratios					
Price/EPS without Adjustment		12.66	14.71	16.67	18.87
Price/EPS with Adjustment		12.66	14.71	16.67	18.87
Price/Book Value per Share		81.83%	89.61%	96.43%	103.31%
Price/Tangible Book Value		94.52%	102.46%	109.17%	116.01%
Market Value/Assets		12.75%	14.82%	16.86%	19.14%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		5,001	5,883	6,766	7,781
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 50,009	$ 58,834	$ 67,659	$ 77,807
Estimated Insider Purchases		(1,200)	(1,200)	(1,200)	(1,200)
ESOP Purchases		(4,001)	(4,707)	(5,413)	(6,225)
Proceeds to Base Fee On		$ 44,808	$ 52,927	$ 61,046	$ 70,382
Underwriters Percentage		1.35%	1.35%	1.35%	1.35%
Underwriters Fee		$ 605	$ 715	$ 824	$ 950
Advisory Fee		-	-	-	-
Total Underwriters Fee		605	715	824	950
All Other Expenses		858	858	858	858
Total Expense		$ 1,463	$ 1,573	$ 1,682	$ 1,808

Shares Calculations					
Shares Outstanding		8,500	10,000	11,500	13,225
Less: New ESOP Adjustment		400	471	541	623
Less: Old ESOP Adjustment	(1)	188	221	254	292
Plus: New SOP 93-6 ESOP Shares	(2)	20	24	27	31
Plus: Old SOP 93-6 ESOP Shares	(2)	19	22	25	29
Shares for all EPS Calculations		7,951	9,354	10,757	12,370
Actual number of shares for EPS		7,950,772	9,353,850	10,756,928	12,370,468
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Implied Exhange Ratio	1.7782	2.0920	2.4058	2.7667
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630

MRP Dilution					
Shares Outstanding		8,500,000	10,000,000	11,500,000	13,225,000
Less: New ESOP Adjustment		400,071	470,672	541,273	622,459
Less: Old ESOP Adjustment		187,956	221,124	254,293	292,440
Plus: New MRP issued	(1)	200,036	235,336	270,636	311,229
Plus: New SOP 93-6 ESOP Shares	(2)	20,004	23,534	27,064	31,123
Plus: Old SOP 93-6 ESOP Shares		18,796	22,112	25,429	29,244
	(2)				
Shares for all EPS Calculations		8,150,808	9,589,186	11,027,564	12,681,698
EPS		$ 0.77	$ 0.67	$ 0.59	$ 0.52
BV/Share		$ 11.95	$ 10.90	$ 10.13	$ 9.46
Voting Dilution		2.52%	2.51%	2.51%	2.52%

Option Dilution					
Shares Outstanding		8,500,000	10,000,000	11,500,000	13,225,000
Less: New ESOP Adjustment		400,071	470,672	541,273	622,459
Less: Old ESOP Adjustment		187,956	221,124	254,293	292,440
Plus: Options	(1)	850,000	1,000,000	1,150,000	1,322,500
Plus: New SOP 93-6 ESOP Shares	(2)	20,004	23,534	27,064	31,123
Plus: Old SOP 93-6 ESOP Shares		18,796	22,112	25,429	29,244
	(2)				
Shares for all EPS Calculations		8,800,772	10,353,850	11,906,928	13,692,968
EPS		$ 0.71	$ 0.61	$ 0.54	$ 0.48
BV/Share		$ 12.02	$ 11.05	$ 10.34	$ 9.71
Voting Dilution		10.69%	10.69%	10.69%	10.69%

Sound Federal Bancorp
Pro Forma Analysis Sheet - Three Months Ended
June 30, 2002
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	8.62						
Price-Core Earnings Ratio P/E	Mid	10.00	16.64	15.14	14.41	14.80	15.64	13.31
	Max	11.36						
	Smax	12.50						
	Min	79.68%						
Price-to-Book Ratio P/B	Mid	87.41%	124.00%	114.70%	189.32%	179.92%	125.38%	111.93%
	Max	94.25%						
	Smax	101.01%						
	Min	91.66%						
Price-to-Tangible Book Ratio P/TB	Mid	99.60%	134.13%	124.14%	241.19%	216.24%	138.20%	121.02%
	Max	106.38%						
	Smax	113.12%						
	Min	12.24%						
Price-to-Assets Ratio P/A	Mid	14.24%	11.86%	10.78%	17.84%	17.76%	11.96%	10.84%
	Max	16.20%						
	Smax	18.41%						

Valuation Parameters

Three Months Ended	Y			
Period Ended June 30, 2002		$	2,161	(1)
Pre-Conversion Book Value	B			
As of June 30, 2002		$	63,820	
Pre-Conversion Assets	A			
As of June 30, 2002		$	651,465	
Return on Money	R		2.04%	(2)
Conversion Expenses		$	1,573	
	X		1.57%	(3)
Proceeds Not Invested		$	7,060	(4)
Estimated ESOP Borrowings		$	4,707	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	235	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	2,353	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	471	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		38.90%	
Percentage Sold	PCT		58.83%	
Amount to be issued to Public		$	58,834	(9)
Earnings Multiple			3	

(1) Net income for the 3 months ended June 30, 2002.
(2) Net Return assumes a reinvestment rate of 3.34 percent (the 1 year Treasury at June 30, 2002), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $100,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $100,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $100,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	10,000,000	$ 10	$ 100,000,000
Range:			
- Minimum	8,500,000	$ 10	85,000,000
- Maximum	11,500,000	10	115,000,000
- Super Maximum	13,225,000	10	132,250,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 85,000,000	$ 100,000,000	$ 115,000,000	$ 132,250,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Exchange Percent	41.17%	41.17%	41.17%	41.17%
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Conversion Percent	58.83%	58.83%	58.83%	58.83%
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630
Exchange Ratio	1.7782	2.0920	2.4058	2.7667

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2002
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		8,500,000	10,000,000	11,500,000	13,225,000
Conversion Shares Offered		5,000,890	5,883,400	6,765,910	7,780,737
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 50,009	$ 58,834	$ 67,659	$ 77,807
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		50,009	58,834	67,659	77,807
Gross Proceeds		50,009	58,834	67,659	77,807
Less: Est. Conversion Expenses		1,463	1,573	1,682	1,808
Less: Cash issued to the Foundation		-	-	-	-
Net Proceeds		$ 48,546	$ 57,261	$ 65,977	$ 75,999
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 48,546	$ 57,261	$ 65,977	$ 75,999
Less: ESOP Adjustment	(3)	4,001	4,707	5,413	6,225
Less: MRP Adjustment	(3)	2,000	2,353	2,706	3,112
Net Proceeds Reinvested		$ 42,545	$ 50,201	$ 57,858	$ 66,662
Estimated Incremental Rate of Return		2.04%	2.04%	2.04%	2.04%
Estimated Incremental Return		$ 217	$ 256	$ 295	$ 340
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	31	36	41	48
Less: MRP Adjustment	(7)	61	72	83	95
Pro Forma Net Income		125	148	171	197
Earnings Before Conversion		2,161	2,161	2,161	2,161
Earnings Excluding Adjustment		2,286	2,309	2,332	2,358
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 2,286	$ 2,309	$ 2,332	$ 2,358

Pro Forma Effect of Conversion Proceeds
As of June 30, 2002
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at June 30, 2002		$ 63,820	$ 63,820	$ 63,820	$ 63,820
Net Conversion Proceeds		48,546	57,261	65,977	75,999
Plus: MHC Adjustment	(7)	373	373	373	373
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(4,001)	(4,707)	(5,413)	(6,225)
Less: MRP Adjustment	(2)	(2,000)	(2,353)	(2,706)	(3,112)
Pro Forma Net Worth		$ 106,738	$ 114,394	$ 122,051	$ 130,855
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 106,738	$ 114,394	$ 122,051	$ 130,855
Less: Intangible	(5)	13,970	13,970	13,970	13,970
Pro Forma Tangible Net Worth		$ 92,768	$ 100,424	$ 108,081	$ 116,885
Pro Forma Assets					
Total Assets at June 30, 2002		$ 651,465	$ 651,465	$ 651,465	$ 651,465
Net Conversion Proceeds		48,546	57,261	65,977	75,999
Plus: MHC Adjustment	(7)	373	373	373	373
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(4,001)	(4,707)	(5,413)	(6,225)
Less: MRP Adjustment	(2)	(2,000)	(2,353)	(2,706)	(3,112)
Pro Forma Assets Excluding Adjustment		694,383	702,039	709,696	718,500
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 694,383	$ 702,039	$ 709,696	$ 718,500
Stockholder's Equity Per Share					
Net Worth at June 30, 2002		$ 7.51	$ 6.38	$ 5.55	$ 4.83
Estimated Net Proceeds		5.71	5.73	5.74	5.75
Plus: MHC Adjustment		0.04	0.04	0.03	0.03
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.47)	(0.47)	(0.47)	(0.47)
Less: MRP Stock		(0.24)	(0.24)	(0.24)	(0.24)
Pro Forma Net Worth Per Share		12.55	11.44	10.61	9.90
Less: Intangible		1.64	1.40	1.21	1.06
Pro Forma Tangible Net Worth Per Share		$ 10.91	$ 10.04	$ 9.40	$ 8.84

Pro Forma Effect of Conversion Proceeds
As of June 30, 2002
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.27	$ 0.23	$ 0.20	$ 0.18
Incremental return Per Share	(8)	0.03	0.03	0.03	0.03
ESOP Adjustment Per Share	(8)	-	-	-	-
MRP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.29	$ 0.25	$ 0.22	$ 0.20
Shares Utilized					
Shares Utilized		7,922	9,320	10,718	12,325
Pro Forma Ratios					
Price/EPS without Adjustment		8.62	10.00	11.36	12.50
Price/EPS with Adjustment		8.62	10.00	11.36	12.50
Price/Book Value per Share		79.68%	87.41%	94.25%	101.01%
Price/Tangible Book Value		91.66%	99.60%	106.38%	113.12%
Market Value/Assets		12.24%	14.24%	16.20%	18.41%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		5,001	5,883	6,766	7,781
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 50,009	$ 58,834	$ 67,659	$ 77,807
Estimated Insider Purchases		(1,200)	(1,200)	(1,200)	(1,200)
ESOP Purchases		(4,001)	(4,707)	(5,413)	(6,225)
Proceeds to Base Fee On		$ 44,808	$ 52,927	$ 61,046	$ 70,382
Underwriters Percentage		1.35%	1.35%	1.35%	1.35%
Underwriters Fee		$ 605	$ 715	$ 824	$ 950
Advisory Fee		-	-	-	-
Total Underwriters Fee		605	715	824	950
All Other Expenses		858	858	858	858
Total Expense		$ 1,463	$ 1,573	$ 1,682	$ 1,808
Shares Calculations					
Shares Outstanding		8,500	10,000	11,500	13,225
Less: New ESOP Adjustment		400	471	541	623
Less: Old ESOP Adjustment	(1)	188	221	254	292
Plus: New SOP 93-6 ESOP Shares	(2)	5	6	7	8
Plus: Old SOP 93-6 ESOP Shares	(2)	5	6	6	7
Shares for all EPS Calculations		7,922	9,320	10,718	12,325
Actual number of shares for EPS		7,921,673	9,319,615	10,717,558	12,325,193
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	8,500,000	10,000,000	11,500,000	13,225,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	8,500,000	10,000,000	11,500,000	13,225,000
Exchange Shares	3,499,110	4,116,600	4,734,090	5,444,263
Conversion Shares	5,000,890	5,883,400	6,765,910	7,780,737
Implied Exhange Ratio	1.7782	2.0920	2.4058	2.7667
Gross Proceeds	$ 50,008,900	$ 58,834,000	$ 67,659,100	$ 77,807,370
Exchange Value	$ 34,991,100	$ 41,166,000	$ 47,340,900	$ 54,442,630

MRP Dilution													
Shares Outstanding			8,500,000		10,000,000		11,500,000		13,225,000		100000	1.18%	
Less: New ESOP Adjustment			400,071		470,672		541,273		622,459			1.15%	
Less: Old ESOP Adjustment			187,956		221,124		254,293		292,440			-2.30%	
Plus: New MRP issued	(1)		200,036		235,336		270,636		311,229		1.00	1.00	
Plus: New SOP 93-6 ESOP Shares	(2)		5,001		5,883		6,766		7,781		100.00	102.35	
Plus: Old SOP 93-6 ESOP Shares			4,699		5,528		6,357		7,311		1.00%	0.98%	-2.30%
	(2)												
Shares for all EPS Calculations			8,121,708		9,554,951		10,988,194		12,636,423				
EPS		$	0.28	$	0.24	$	0.21	$	0.19				
BV/Share		$	12.27	$	11.18	$	10.37	$	9.67				
Voting Dilution			2.52%		2.53%		2.52%		2.52%				

Option Dilution									
Shares Outstanding			8,500,000		10,000,000		11,500,000		13,225,000
Less: New ESOP Adjustment			400,071		470,672		541,273		622,459
Less: Old ESOP Adjustment			187,956		221,124		254,293		292,440
Plus: Options	(1)		500,089		588,340		676,591		778,074
Plus: New SOP 93-6 ESOP Shares	(2)		5,001		5,883		6,766		7,781
Plus: Old SOP 93-6 ESOP Shares			4,699		5,528		6,357		7,311
	(2)								
Shares for all EPS Calculations			8,421,762		9,907,955		11,394,149		13,103,267
EPS		$	0.27	$	0.23	$	0.20	$	0.18
BV/Share		$	12.42	$	11.36	$	10.58	$	9.90
Voting Dilution			6.31%		6.31%		6.30%		6.31%
Actual Dilution			5.56%		5.56%		5.56%		5.56%